    , 2013

Dear Shareholder of Ingersoll-Rand plc:
We are pleased to inform you that the Board of Directors of Ingersoll-Rand plc (“Ingersoll Rand”) has approved a plan to spin off its commercial and residential security businesses. The security businesses are being transferred to Allegion plc, a newly created company (“Allegion”), whose shares will be distributed to Ingersoll Rand shareholders. As a current shareholder of Ingersoll Rand, you will be entitled to receive one ordinary share of Allegion for every three ordinary shares of Ingersoll Rand you own and hold as of the record date, as further described in the enclosed Information Statement. Shareholder approval of the distribution is not required, nor are you required to take any action to receive your ordinary shares of Allegion. We expect that Allegion ordinary shares will be listed on the New York Stock Exchange under the symbol “ALLE” in connection with the spin-off.
Following completion of the spin-off, Ingersoll Rand will continue to trade on the New York Stock Exchange as a diversified industrial products company focusing on advancing the quality of life by creating comfortable, sustainable and efficient environments. Ingersoll Rand will continue to serve customers globally through its recognized brands, including Ingersoll Rand®, Trane®, American Standard®, Ameristar®, Thermo King® and Club Car®.
We invite you to learn more about Allegion by reviewing the enclosed Information Statement, which describes the spin-off in detail and contains important information about Allegion, including historical combined financial statements.
Thank you for your continued support of Ingersoll Rand and your future support of Allegion.

Very truly yours,

Michael W. Lamach

Chairman and Chief Executive Officer
Ingersoll-Rand plc

    , 2013

Dear Future Allegion plc Shareholder:
On behalf of our company, it is my pleasure to welcome you as a shareholder of Allegion plc (“Allegion”). We are a leading global provider of security products and solutions that keep people and places safe, secure and productive.
Today, we sell our security products and solutions under 23 brands in 120 countries, including Schlage®, Von Duprin®, LCN®, CISA® and Interflex®.
Allegion’s deep expertise, diversified portfolio of market-leading brands, operational excellence capabilities, residential security consumer insights, and long history of delivering innovative and high-quality products and solutions, among other strengths, enable us to meet our end-users’ diverse security needs.
As a standalone, publicly-traded company, we believe we can more effectively focus on and execute our objectives and growth strategy. We anticipate that this will improve our ability to invest in our businesses and continue to develop innovative new products, pursue strategic transactions, and enhance our market recognition to investors.
We encourage you to learn more about us and our strategic initiatives by reading the enclosed Information Statement. We intend to list our ordinary shares on the New York Stock Exchange under the symbol “ALLE.”
We look forward to this new and exciting chapter for our company, and we welcome you as a shareholder of Allegion.
Very truly yours,
David D. Petratis
Chairman, President and Chief Executive Officer
Allegion plc

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

EXHIBIT 99.1
SUBJECT TO COMPLETION, DATED OCTOBER 29, 2013
INFORMATION STATEMENT
ALLEGION plc
Ordinary Shares
($0.01 value)
______________________________
This Information Statement is being furnished in connection with the distribution of ordinary shares of Allegion plc (“Allegion”), which will hold the commercial and residential security businesses of Ingersoll-Rand plc (“Ingersoll Rand”), to Ingersoll Rand’s shareholders (the “distribution”).
For every three ordinary shares of Ingersoll Rand held of record by you as of the close of business on [ ], 2013, the record date for the distribution, you will receive one ordinary share of Allegion. You will receive cash in lieu of any fractional ordinary shares of Allegion which you would have received after application of the above ratio. We expect our ordinary shares to be distributed to you on [ ], 2013. We refer to the date of the distribution of our ordinary shares as the “distribution date.” As discussed under “The Spin-Off - Trading Market,” if you sell your ordinary shares of Ingersoll Rand in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive ordinary shares of Allegion in connection with the spin-off.
The distribution is intended to be tax-free to Ingersoll Rand shareholders for United States federal income tax purposes, except for cash received in lieu of fractional shares. The distribution is subject to the satisfaction or waiver by Ingersoll Rand of certain conditions, including the continued effectiveness of a private letter ruling that Ingersoll Rand has received from the U.S. Internal Revenue Service and opinions of tax counsel confirming that the distribution and certain transactions entered into in connection with the distribution generally will be tax-free to Ingersoll Rand and its shareholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares.
No vote of Ingersoll Rand’s shareholders is required in connection with the spin-off. Therefore, you are not being asked for a proxy, and you are requested not to send us a proxy, in connection with the spin-off. You do not need to pay any consideration, exchange or surrender your existing ordinary shares of Ingersoll Rand or take any other action to receive your ordinary shares of Allegion.
There is no current trading market for our ordinary shares, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of our ordinary shares to begin on the first trading day following the completion of the spin-off. We intend to apply for authorization to list our ordinary shares on the New York Stock Exchange under the symbol “ALLE.”
______________________________
In reviewing this Information Statement, you should
carefully consider the matters described under “Risk Factors” beginning on page 9.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.
This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.
This Information Statement is not a prospectus within the meaning of the Prospectus Directive (2003/71/EC). No offer of shares to the public is made, or will be made, that requires the publication of a prospectus pursuant to the Prospectus Directive (2003/71/EC). This Information Statement has not been approved or reviewed by or registered with a competent authority, within the meaning of the Prospectus Directive (2003/71/EC), of any EEA Member State. This Information Statement does not constitute investment advice or the provision of investment services within the meaning of the Markets in Financial Instruments Directive (2004/39/EC). Neither Ingersoll Rand nor Allegion is an authorized investment firm within the meaning of the Markets in Financial Instruments Directive (2004/39/EC) and the recipients of this Information Statement should seek independent legal and financial advice in determining their actions in respect of or pursuant to this Information Statement.
References in this Information Statement to specific codes, legislation or other statutory enactments are to be deemed as references to those codes, legislation or other statutory enactments, as amended from time to time.

The date of this Information Statement is [ ], 2013.
This Information Statement, or a Notice of Internet Availability of Information Statement Materials,
was first mailed to Ingersoll Rand shareholders on or about [ ], 2013.

i

SUMMARY
This summary highlights information contained elsewhere in this Information Statement and may not contain all of the information that may be important to you. You should read this entire Information Statement carefully, including the Risk Factors, our Management’s Discussion and Analysis of Financial Condition and Results of Operations, our historical financial statements and our Unaudited Pro Forma Condensed Combined Financial Statements and the respective notes to those historical and pro forma financial statements. Unless otherwise indicated or the context otherwise requires, the information included in this Information Statement assumes the completion of the spin-off.
In this Information Statement, unless the context otherwise requires:

•	“Allegion,” “we,” “our” and “us” refer to Allegion plc and its consolidated subsidiaries, after giving effect to the internal reorganization and the distribution;

•	“Allegion plc” refers to Allegion plc on an unconsolidated basis; and

•	“Ingersoll Rand” refers to Ingersoll-Rand plc and, unless the context otherwise requires, its consolidated subsidiaries, other than, for all periods following the spin-off, Allegion.
We also refer to:

•
the series of internal transactions described under “The Spin-Off - Manner of Effecting the Spin-Off - Internal Reorganization” that will result in the allocation and transfer or assignment of certain assets and liabilities to Allegion as the “internal reorganization”;

•	the distribution of Allegion ordinary shares to Ingersoll Rand shareholders as the “distribution”; and

•	the internal reorganization and the distribution collectively as the “spin-off.”
Summary Business Description
Our Company
Allegion is a leading global provider of security products and solutions that keep people and places safe, secure and productive. In 2012, we generated revenues of $2,047 million, making us the second largest security products and solutions provider in the world in revenues. We offer an extensive and versatile portfolio of mechanical and electronic security products across a range of market-leading brands. Our hundreds of experts across the globe deliver high-quality security products, services and systems and we use our deep expertise to serve as trusted partners to end-users who seek customized solutions to their security needs.
We operate in three geographic regions: Americas; Europe, Middle East, India and Africa (“EMEIA”); and Asia Pacific.  We sell a wide range of security products and solutions for end-users in commercial, institutional and residential facilities worldwide, including into the education, healthcare, government, commercial office and single- and multi-family residential markets.  Our strategic brands are Schlage®, Von Duprin®, LCN®, CISA® and Interflex®.  We believe Schlage, Von Duprin and LCN hold the No. 1 position in their primary product categories in North America and CISA and Interflex hold the No. 1 or No. 2 position in their primary product categories in Italy and Germany, respectively.
Our Strengths
Our competitive strengths derive from combining application expertise and operational excellence with a sophisticated understanding of our markets and knowledge of our end-user’s needs. We define operational excellence as our lean manufacturing operations, specifically our ability to handle highly complex manufacturing efficiently, our agile supply chain, and ongoing programs that drive continuous improvement in our products and services. Our competitive strengths include:

•	Expertise required to design custom-configured solutions for our end-users.

•	Diversified portfolio of market-leading brands.

•	Long history of delivering innovative and high-quality products and solutions.

•	Operational excellence capabilities that enable a highly variable product mix while meeting exacting customer-delivery timetables.

•	Robust network of value-added channel and distribution relationships.

•	Deep and action-oriented consumer insight.

•	Strong financial performance and cash-generation capabilities.

Our Strategies
We intend to achieve sustained, profitable growth in the markets we serve today and in adjacent product categories by being the preferred, trusted security partner to our end-users, and by executing the following global strategies:

•	Invest in attractive developing markets.

•	Invest in emerging technology product categories.

•	Leverage our expertise to deliver differentiated products and solutions in key market segments.

•	Build upon our operational excellence program to be a world-class supplier of security products and solutions.

•	Selectively pursue acquisitions to accelerate expansion into attractive markets and products.
Other Information
Allegion plc was incorporated in Ireland on May 9, 2013. Our principal executive offices are located at Block D, Iveagh Court, Harcourt Road, Dublin 2, Ireland. Our telephone number is (353)(1) 2546200.
Questions and Answers About the Spin-Off
Overview
The Board of Directors of Ingersoll Rand has approved a plan to spin off its commercial and residential security businesses. Following the spin-off, we will hold the commercial and residential security businesses and will be an independent, publicly-traded company.
Before our spin-off from Ingersoll Rand, we will enter into a Separation and Distribution Agreement and several other agreements with Ingersoll Rand related to the spin-off. These agreements will govern the relationship between us and Ingersoll Rand after completion of the spin-off and provide for the allocation between us and Ingersoll Rand of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also include arrangements with respect to transition services to be provided by Ingersoll Rand to us and vice versa. See “Certain Relationships and Related Party Transactions - Agreements with Ingersoll Rand Related to the Spin-Off.”
The distribution of Allegion ordinary shares as described in this Information Statement is subject to the satisfaction or waiver by Ingersoll Rand of certain conditions. Even if all such conditions are met, Ingersoll Rand has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Ingersoll Rand determines, in its sole discretion, that the spin-off is not in the best interests of Ingersoll Rand or its shareholders, that a sale or other alternative is in the best interests of Ingersoll Rand or its shareholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate the commercial and residential security businesses from Ingersoll Rand. See “The Spin-Off - Conditions to the Spin-Off.” Additionally, we expect to have approximately $1.3 billion of indebtedness at the time of the spin-off, the net proceeds of which will be distributed to Ingersoll Rand. In addition, we expect to have a senior secured revolving credit facility permitting borrowings of up to $500 million.
Questions and Answers About the Spin-Off
The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q:	What is the spin-off?

A:
The spin-off is the series of transactions by which Ingersoll Rand will transfer its commercial and residential security businesses to us in return for which we will issue our ordinary shares to Ingersoll Rand shareholders pro rata to their respective holdings. For the purposes of Irish law, this will be treated as Ingersoll Rand having made a dividend in specie, or a non-cash dividend, to its shareholders. Following the spin-off, we will be an independent, publicly-traded company.

Q:	What is Allegion?

A:
Allegion is an Irish public limited company incorporated on May 9, 2013 for the purpose of holding Ingersoll Rand’s commercial and residential security businesses following the spin-off. Prior to the transfer by Ingersoll Rand to us of its commercial and residential security businesses, which will occur in connection with the spin-off, we will have no operations other than those incidental to our formation and in preparation for the spin-off.

Q:	Why is the separation of Allegion structured as a spin-off?

A:
The Board of Directors of Ingersoll Rand has approved a plan to spin off Ingersoll Rand’s commercial and residential security businesses into a new publicly-traded company. Ingersoll Rand currently believes a spin-off is the most efficient way to accomplish a separation of our businesses from Ingersoll Rand for various reasons, including: (i) a spin-off provides a high degree of assurance that decisions regarding our capital structure will support future financial stability; (ii) a spin-off offers a high degree of certainty of completion in a timely manner, lessening disruption to current business operations; and (iii) a spin-off would be a tax-free distribution of Allegion ordinary shares to Ingersoll Rand shareholders. After consideration of strategic opportunities, Ingersoll Rand believes that a tax-free spin-off will enhance the long-term value of both Ingersoll Rand and us. See “The Spin-Off - Reasons for the Spin-Off.”

Q:	Can Ingersoll Rand decide to cancel the spin-off even if all the conditions have been met?

A:
Yes. The spin-off is subject to the satisfaction or waiver by Ingersoll Rand of certain conditions. See “The Spin-Off - Conditions to the Spin-Off.” Even if all such conditions are met, Ingersoll Rand has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Ingersoll Rand determines, in its sole discretion, that the spin-off is not in the best interests of Ingersoll Rand or its shareholders, that a sale or other alternative is in the best interests of Ingersoll Rand or its shareholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate the commercial and residential security businesses from Ingersoll Rand.

Q:	What will I receive in the spin-off?

A:
As a holder of Ingersoll Rand ordinary shares, you will retain your Ingersoll Rand ordinary shares and will receive one Allegion ordinary share for every three Ingersoll Rand ordinary shares you own as of the record date. The number of shares of Ingersoll Rand you own and your proportionate interest in Ingersoll Rand will not change as a result of the spin-off. See “The Spin-Off.”

Q:	When is the record date for the distribution?

A:	The record date is [ ], 2013.

Q:	When will the distribution occur?

A:
The distribution date of the spin-off is [ ], 2013. The distribution agent, acting on behalf of Ingersoll Rand, will distribute the Allegion ordinary shares to Ingersoll Rand shareholders as soon as practicable after the distribution date. The ability to trade Allegion shares will not be affected during that time.

Q:	What do I have to do to participate in the spin-off?

A:
Nothing. You are not required to take any action to receive your Allegion ordinary shares, although you are urged to read this entire document carefully. No shareholder approval of the distribution is required or sought. You are not being asked for a proxy. You will neither be required to pay anything for the new shares nor be required to surrender any Ingersoll Rand ordinary shares to participate in the spin-off.

Q:	What are Ingersoll Rand’s reasons for the spin-off?

A:
Ingersoll Rand is a multi-industry conglomerate which generates value, in part, from synergies among its various businesses.  However, as industries evolve and change, the added value from synergies for some business units may become outweighed by the benefits to be gained from the focus that comes from being a stand-alone company.  Such is now the case with Ingersoll Rand’s commercial and residential security businesses.  Ingersoll Rand’s Board of Directors has determined that the spin-off is in the best interests of Ingersoll Rand and its shareholders because the spin-off will provide the following key benefits:

•	Strategic Focus. Position each company to pursue a more focused strategy based on the needs of their respective businesses and the dynamics of their respective industries.

•
Board and Management Focus. Allow the Board of Directors and management of each company to focus exclusively on the growth and expansion of their respective businesses, with greater ability to anticipate and respond faster to changing markets and new opportunities, including potential strategic acquisitions, as well as increase our management’s ability to attract and retain industry-specific skilled employees and management.

•
Access to Capital, Capital Structure and Preservation of Synergies. Eliminate competition for capital while still allowing each company to preserve existing synergies. Both companies will have direct access to the debt and equity capital markets to fund their respective growth strategies and to establish a capital structure and dividend policy appropriate to their business needs.

•
Investor Choice. Provide investors with a more targeted investment opportunity in each company that offers different investment and business characteristics, including different opportunities for growth, capital structure, and financial returns. This will allow investors to evaluate the separate and distinct merits, performance and future prospects of each company.

Ingersoll Rand’s Board of Directors also considered certain risks and negative factors associated with the spin-off, including: the fact that the spin-off will be contingent upon the satisfaction of a number of conditions and will require significant time and attention of management; the risk that the spin-off may not achieve some or all of its intended benefits; the fact that the trading price of Ingersoll Rand’s ordinary shares will likely decrease immediately following the spin-off; the risk that the combined trading price of Ingersoll Rand and our ordinary shares may be less than the price at which Ingersoll Rand’s ordinary shares would otherwise have traded; and the risk that the spin-off could result in substantial tax liability.

Q:
If I sell, on or before the distribution date, Ingersoll Rand ordinary shares that I held on the record date, am I still entitled to receive Allegion ordinary shares distributable with respect to the Ingersoll Rand ordinary shares I sold?

A:
Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, Ingersoll Rand’s ordinary shares will begin to trade in two markets on the New York Stock Exchange (“NYSE”): a “regular-way” market and an “ex-distribution” market. If you hold Ingersoll Rand ordinary shares as of the record date for the distribution and choose to sell those shares in the “regular-way” market after the record date for the distribution and on or before the distribution date, you also will be selling the right to receive the Allegion ordinary shares in connection with the spin-off. However, if you hold Ingersoll Rand ordinary shares as of the record date for the distribution and choose to sell those shares in the “ex-distribution” market after the record date for the distribution and on or before the distribution date, you will still receive the Allegion ordinary shares in the spin-off.

Q:	Will the spin-off affect the trading price of my Ingersoll Rand ordinary shares?

A:
Yes, the trading price of Ingersoll Rand ordinary shares immediately following the distribution is expected to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of the our businesses. However, we cannot provide you with any guarantees as to the price at which the Ingersoll Rand shares will trade following the spin-off.

Q:	What indebtedness will Allegion have following the spin-off?

A:
At the time of the spin-off, we expect to have approximately $1.3 billion of indebtedness and a senior secured revolving credit facility permitting borrowings of up to $500 million. Specifically, we have issued $300 million of 5.75% senior notes due 2021 (the “senior notes”), and prior to the spin-off we expect to enter into a credit agreement providing for (i) $1.0 billion of senior secured term loan facilities, consisting of a $500 million “tranche A” term loan facility due in 2018 (the “Term Loan A Facility”) and a $500 million “tranche B” term loan facility due in 2020 (the “Term Loan B Facility,” and together with the Term Loan A Facility, the “Term Facilities”), and (ii) a $500 million senior secured revolving credit facility maturing in 2018. We refer to these credit facilities as our “senior secured credit facilities.” We expect our senior secured revolving credit facility to be undrawn upon the completion of the spin-off. The net proceeds of this indebtedness will be distributed to Ingersoll Rand. See “Description of Material Indebtedness.”

Q:	What are the risks associated with the spin-off?

A:	There are a number of risks associated with the spin-off and ownership of Allegion ordinary shares. These risks are discussed under “Risk Factors.”

Q:	Where can I get more information?

A.	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:
Computershare
Toll Free Number: (866) 229-8405
Toll and International Number: (201) 680-6860
Before the spin-off, if you have any questions relating to the spin-off, you should contact Ingersoll Rand at:
Ingersoll-Rand plc
Investor Relations
c/o Ingersoll-Rand Company
800-E Beaty Street
Davidson, North Carolina 28036
(704) 655-4469

Summary of the Spin-Off
The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Distributed Company . . . . . . . . . . . . . . .
Allegion plc, an Irish public limited company formed to hold the commercial and residential security businesses of Ingersoll Rand. After the spin-off, Allegion will be an independent, publicly-traded company.

Distributed Securities. . . . . . . . . . . . . . .	All of the ordinary shares of Allegion issued and outstanding at the time of the distribution.

Record Date. . . . . . . . . . . . . . . . . . . . . .	The record date for the distribution is [ ], 2013.

Distribution Date. . . . . . . . . . . . . . . . . .	The distribution date is [ ], 2013.

Internal Reorganization. . . . . . . . . . . . .
As part of the spin-off, Ingersoll Rand will undergo an internal reorganization that will, among other things and subject to limited exceptions, result in the allocation and transfer or assignment to us of the assets and liabilities in respect of the activities of the commercial and residential security businesses and certain other current and former businesses and activities of Ingersoll Rand.

After completion of the spin-off:

•	we will own and operate the commercial and residential security businesses currently owned and operated by Ingersoll Rand; and

•	Ingersoll Rand will continue to own and operate its Climate Solutions, Residential Solutions (excluding the residential security business) and Industrial Technologies businesses.
See “The Spin-Off - Manner of Effecting the Spin-Off - Internal Reorganization.”

Distribution Ratio. . . . . . . . . . . . . . . . .	Each holder of Ingersoll Rand ordinary shares will receive one Allegion ordinary share for every three ordinary shares of Ingersoll Rand held on [ ], 2013.

The Distribution. . . . . . . . . . . . . . . . . . .
On the distribution date, the distribution agent will distribute to Ingersoll Rand shareholders all of Allegion’s ordinary shares. The distribution of shares will be made by direct registration or in book-entry form, which means that no physical share certificates will be issued. The distribution agent will issue shares of Allegion as soon as practicable to registered holders of Ingersoll Rand by way of direct registration or to beneficial holders’ banks or brokerage firms electronically in book-entry form. Trading of our shares will not be affected during that time. Following the spin-off, shareholders whose shares are held by direct registration may request that their shares of Allegion be transferred to a brokerage or other account at any time. You will not be required to make any payment on, surrender or exchange your Ingersoll Rand shares or take any other action to receive your Allegion shares.

Fractional Shares. . . . . . . . . . . . . . . . . .
The distribution agent will not distribute any fractional shares of Allegion to Ingersoll Rand shareholders. Fractional shares of Allegion to which Ingersoll Rand shareholders would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those shareholders who would otherwise have received fractional shares of Allegion. Receipt of the proceeds from these sales will generally result in a taxable gain or loss to those shareholders. Each shareholder entitled to receive cash proceeds from these shares should consult his, her or its own tax adviser as to such shareholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Spin-Off - U.S. Federal Income Tax Consequences of the Spin-Off” and “The Spin-Off - Irish Income Tax Consequences of the Spin-Off.”

Tax Consequences. . . . . . . . . . . . . . . . .
Ingersoll Rand, has received a ruling from the U.S. Internal Revenue Service (the “IRS”) substantially to the effect that, among other things, the distribution of our ordinary shares, together with certain related transactions, will qualify under Sections 355 and 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), with the result that Ingersoll Rand and Ingersoll Rand’s shareholders will not recognize any taxable income, gain or loss for U.S. federal income tax purposes as a result of the spin-off, except to the extent of cash received in lieu of fractional shares (the “IRS Ruling”). As a condition to the spin-off, the IRS Ruling must remain in effect as of the distribution date. In addition, the spin-off is conditioned (unless waived by Ingersoll Rand) on the receipt of opinions from Ingersoll Rand’s tax adviser, Simpson Thacher & Bartlett LLP, in form and substance acceptable to Ingersoll Rand, substantially to the effect that certain requirements, including certain requirements that the IRS will not rule on, necessary to obtain tax-free treatment have been satisfied. See “The Spin-Off - U.S. Federal Income Tax Consequences of the Spin-Off.”
Ingersoll Rand shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade or business carried on by such shareholders through an Irish branch or agency will not generally be subject to Irish tax on chargeable gains on the receipt of Allegion ordinary shares or cash in lieu of fractional shares pursuant to the transaction. Other Ingersoll Rand shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes will not generally be subject to Irish tax on chargeable gains on the receipt of Allegion ordinary shares pursuant to the distribution but will be subject to Irish tax on chargeable gains on the receipt of any cash in lieu of fractional shares. Ingersoll Rand has received an opinion from Irish Revenue Commissioners (“Irish Revenue”) confirming this treatment. The Irish tax consequences of the spin-off are described in more detail under “The Spin-Off - Irish Tax Consequences of the Spin-Off.”
Shareholders are urged to consult their own tax advisers as to the tax consequences of the spin-off to them in light of their particular circumstances, including the applications and effect of any Irish, U.S. federal, state, local or non-U.S. tax laws and of changes in applicable tax laws.

Trading Market and Symbol. . . . . . . . . .
We intend to file an application to list Allegion ordinary shares on the NYSE under the ticker symbol “ALLE.” We anticipate that, at least two trading days prior to the record date, trading of Allegion ordinary shares will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of Allegion ordinary shares will begin the first trading day after the distribution date. We also anticipate that, at least two trading days prior to the record date, there will be two markets in Ingersoll Rand ordinary shares: a “regular-way” market on which Ingersoll Rand shares will trade with an entitlement for the purchaser to receive Allegion ordinary shares to be distributed pursuant to the distribution, and an “ex-distribution” market on which Ingersoll Rand shares will trade without an entitlement for the purchaser to receive Allegion ordinary shares. For more information, see “The Spin-Off - Trading Market.”

Conditions to the Spin-Off. . . . . . . . . . .	Completion of the spin-off is subject to the satisfaction or waiver by Ingersoll Rand of the following conditions:

•
our Registration Statement on Form 10, of which this Information Statement forms a part, shall have been declared effective by the Securities and Exchange Commission (the “SEC”), no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this Information Statement, or a Notice of Internet Availability of Information Statement Materials, shall have been mailed to the Ingersoll Rand shareholders;

•	Allegion ordinary shares shall have been approved for listing on the NYSE, subject to official notice of distribution;

•
the IRS Ruling, to the effect, among other things, that the distribution, together with certain related transactions, will qualify as tax-free under Sections 355 and 368(a) of the Code, shall remain in effect as of the distribution date;

•
Ingersoll Rand shall also have obtained opinions from its tax adviser, Simpson Thacher & Bartlett LLP, in form and substance satisfactory to Ingersoll Rand, as to the satisfaction of certain critical requirements, that the IRS will not rule on, necessary for the distribution, together with certain related transactions, to qualify as tax-free under Section 355 of the Code;

•
prior to the distribution date, Ingersoll Rand’s Board of Directors shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to Ingersoll Rand, with respect to the capital adequacy and solvency of Ingersoll Rand and us;

•	all regulatory approvals and other consents necessary to consummate the distribution shall have been received;

•
no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be pending, threatened, issued or in effect, and no other event outside the control of Ingersoll Rand shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution;

•
no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of Ingersoll Rand, would result in the distribution having a material adverse effect on Ingersoll Rand or its shareholders;

•
the financing transactions described in “Description of Material Indebtedness” and elsewhere in this Information Statement as having occurred prior to the distribution shall have been consummated on or prior to the distribution;

•
the internal reorganization shall have been completed, except for such steps as Ingersoll Rand in its sole discretion shall have determined may be completed after the distribution date or, alternatively, such steps as cannot be completed until after the distribution date for local regulatory reasons;

•
Ingersoll Rand shall have taken all necessary action, in the judgment of the Board of Directors of Ingersoll Rand, to cause our Board of Directors to consist of the individuals identified in this Information Statement as our directors;

•
all necessary actions shall have been taken to adopt the form of Amended and Restated Memorandum and Articles of Association we file with the SEC as exhibits to the Registration Statement on Form 10, of which this Information Statement forms a part;

•	the Board of Directors of Ingersoll Rand shall have approved the spin-off, which approval may be given or withheld at its absolute and sole discretion; and

•
each of the Separation and Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement, the Intellectual Property License Agreement and the other ancillary agreements shall have been executed by each party.

The fulfillment of the foregoing conditions will not create any obligation on Ingersoll Rand’s part to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, the receipt and effectiveness of the IRS Ruling, approval for listing on the NYSE and the declaration of effectiveness of the Registration Statement on Form 10, of which this Information Statement forms a part, by the SEC, in connection with the distribution. Ingersoll Rand has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Ingersoll Rand determines, in its sole discretion, that the spin-off is not then in the best interests of Ingersoll Rand or its shareholders, that a sale or other alternative is in the best interests of Ingersoll Rand or its shareholders or that it is not advisable to separate the commercial and residential security businesses from Ingersoll Rand at that time. For more information, see “The Spin-Off - Conditions to the Spin-Off.”

Relationship with Ingersoll Rand

after the Spin-Off. . . . . . . . . . . . . . . . . .
We will enter into a Separation and Distribution Agreement and other agreements with Ingersoll Rand related to the spin-off. These agreements will govern the relationship between us and Ingersoll Rand after completion of the spin-off and provide for the allocation between us and Ingersoll Rand of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). We intend to enter into a Transition Services Agreement with Ingersoll Rand pursuant to which certain services will be provided on an interim basis following the distribution. We also intend to enter into an Employee Matters Agreement that will set forth the agreements between us and Ingersoll Rand concerning certain employee compensation and benefit matters. We also intend to enter into an Intellectual Property License Agreement under which Ingersoll Rand will license to us the right to use certain intellectual property. Further, we intend to enter into a Tax Matters Agreement with Ingersoll Rand regarding the sharing of taxes incurred before and after completion of the spin-off, certain indemnification rights with respect to tax matters and certain restrictions to preserve the tax-free status of the spin-off. In addition, we intend to enter into one or more real estate agreements that will provide for the use of shared office space and other real estate on a temporary basis. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions - Agreements with Ingersoll Rand Related to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors - Risks Relating to the Spin-Off.”

Dividend Policy. . . . . . . . . . . . . . . . . . .
Following the distribution, we expect to pay regular dividends. The recommendation, declaration, amount and payment of any dividend in the future by us will be subject to the sole discretion of our Board of Directors and will depend upon many factors. See “Dividends.”

Transfer Agent. . . . . . . . . . . . . . . . . . . .	Computershare Trust Company, N.A. (“Computershare”).

Risk Factors. . . . . . . . . . . . . . . . . . . . . .
We face both general and specific risks and uncertainties relating to our business, our relationship with Ingersoll Rand and our being an independent, publicly-traded company. We are also subject to risks relating to the spin-off. You should carefully read the risk factors set forth in the section entitled “Risk Factors” in this Information Statement.

RISK FACTORS
You should carefully consider the risks described below, together with all the other information included in this Information Statement, in evaluating us and our ordinary shares. If any of the risks described below actually occurs, our business, financial condition, results of operations and cash flows could be materially and adversely affected. Any such adverse effect may cause the trading price of our ordinary shares to decline and as a result you could lose all or part of your investment in us. Our business may also be adversely affected by risks and uncertainties not known to us or risks that we currently believe to be immaterial.
Risks Related to Our Business
Our global operations subject us to economic risks.
We are incorporated in Ireland and operate in countries worldwide. Our global operations are dependent upon products manufactured, purchased and sold in the U.S. and internationally, including in Europe, China, Australia, Mexico, Venezuela, and Turkey. Accordingly, we are subject to risks that are inherent in operating globally, including:

•	changes in laws and regulations or imposition of currency restrictions and other restraints in various jurisdictions;

•	limitation of ownership rights, including expropriation of assets by a local government, and limitation on the ability to repatriate earnings;

•	sovereign debt crisis and currency instability in developed and developing countries;

•	imposition of burdensome tariffs and quotas;

•	difficulty in staffing and managing global operations;

•	difficulty of enforcing agreements, collecting receivables and protecting assets through non-U.S. legal systems;

•	national and international conflict, including war, civil disturbances and terrorist acts; and

•	economic downturns and social and political instability.
These risks could increase our cost of doing business internationally, increase our counterparty risk, disrupt our operations, disrupt the ability of suppliers and customers to fulfill their obligations, limit our ability to sell products in certain markets and have a material adverse impact on our business, financial condition, results of operations and cash flows.
Our business relies on the commercial and residential construction and remodeling markets.
We primarily rely on the commercial and residential construction and remodeling markets, which are marked by cyclicality based on overall economic conditions. Weakness or instability in these markets may cause current and potential customers to delay or choose not to make purchases, which could negatively impact the demand for our products and services. Decrease in the demand for our products and services could have a material adverse impact on our business, financial condition, results of operations and cash flows.
Our growth is dependent, in part, on the development, commercialization and acceptance of new products and services.
We must develop and commercialize new products and services in order to remain competitive in our current and future markets and in order to continue to grow our business. We cannot provide any assurance that any new product or service will be successfully commercialized in a timely manner, if ever, or, if commercialized, will result in returns greater than our investment. Investment in a product or service could divert our attention and resources from other projects that become more commercially viable in the market. We also cannot provide any assurance that any new product or service will be accepted by the market. Failure to develop new products and services that are accepted by the market could have a material adverse impact on our competitive position, business, financial condition, results of operations and cash flows.
Changes in customer preferences and the inability to maintain mutually beneficial relationships with large customers could adversely affect our business.
We have certain significant customers, particularly major retailers, although no one customer represented more than 10% of combined net sales in 2012. The loss or material reduction of business, the lack of success of sales initiatives, or changes in customer preferences or loyalties, for our products related to any such significant customer could have a material adverse impact on our business, financial condition, results of operations and cash flows. In addition, our major customers who are volume purchasers are much larger than us and have strong bargaining power with suppliers. This limits our ability to recover cost increases through higher selling prices. Furthermore, unanticipated inventory adjustments by these customers can have a negative impact on sales.

Our brands are important assets of our businesses and violation of our trademark rights by imitators could negatively impact revenues and brand reputation.
Our brands and trademarks enjoy a reputation for quality and value and are important to our success and competitive position. Unauthorized use of our trademarks may not only erode sales of our products, but may also cause significant damage to our brand name and reputation, interfere with relationships with our customers and increase litigation costs. There can be no assurance that our on-going effort to protect our brand and trademark rights will prevent all violations.
Currency exchange rate fluctuations may adversely affect our results.
We are exposed to a variety of market risks, including the effects of changes in currency exchange rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quantitative and Qualitative Disclosure About Market Risk.”
Approximately 36% of our 2012 net revenues were derived outside the U.S., and we expect sales to non-U.S. customers to continue to represent a significant portion of our consolidated net revenues. Although we enter into currency exchange contracts to reduce our risk related to currency exchange fluctuations, changes in the relative values of currencies occur from time to time and may, in some instances, have a material impact on our results of operations. Because we do not hedge against all of our currency exposure, our business will continue to be susceptible to currency fluctuations.
We also translate assets, liabilities, revenues and expenses denominated in non-U.S. dollar currencies into U.S. dollars for our consolidated financial statements based on the applicable exchange rates. Consequently, fluctuations in the value of the U.S. dollar versus other currencies will have a material impact on the value of these items in our consolidated financial statements, even if their value has not changed in their original currency.
Our business strategy includes making acquisitions and investments that complement our existing business. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect our operating results.
We will continue to analyze and evaluate the acquisition of strategic businesses or product lines with the potential to strengthen our industry position or enhance our existing set of products and services offerings. We cannot assure you that we will identify or successfully complete transactions with suitable acquisition candidates in the future. Nor can we assure you that completed acquisitions will be successful.
Acquisitions and investments may involve significant cash expenditures, debt incurrence, operating losses and expenses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Acquisitions involve numerous other risks, including:

•	diversion of management time and attention from daily operations;

•	difficulties integrating acquired businesses, technologies and personnel into our business;

•	difficulties in obtaining and verifying the financial statements and other business information of acquired businesses;

•	inability to obtain required regulatory approvals and/or required financing on favorable terms;

•	potential loss of key employees, key contractual relationships or key customers of acquired companies or of us;

•	assumption of the liabilities and exposure to unforeseen liabilities of acquired companies; and

•	dilution of interests of holders of shares of our ordinary shares through the issuance of equity securities or equity-linked securities.
We may also expand through acquisitions or investments into international markets in which we may have limited experience or are required to rely on business partners. In addition to the risks outlined above, expansion into international markets may require us to compete with local businesses with greater knowledge of the market, including the tastes and preferences of customers, and businesses with dominant market shares.
It may be difficult for us to complete transactions quickly, integrate acquired operations efficiently into our current business operations or effectively compete in new markets we enter. Any acquisitions or investments may ultimately harm our business or financial condition, as such acquisitions may not be successful and may ultimately result in impairment charges.
Our operational excellence efforts may not achieve the improvements we expect.
We utilize a number of tools to improve operational efficiency and productivity. Implementation of new processes to our operations could cause disruptions and there is no assurance that all of our planned operational excellence projects will be fully implemented or, if implemented, will realize the expected improvements.

Material adverse legal judgments, fines, penalties or settlements could adversely affect our business, financial condition, results of operations and cash flows.
We are currently and may in the future become involved in legal proceedings and disputes incidental to the operation of our business. Our business may be adversely affected by the outcome of these proceedings and other contingencies (including, without limitation, environmental matters) that cannot be predicted with certainty. As required by U.S. generally accepted accounting principles, we establish reserves based on our assessment of contingencies. Subsequent developments in legal proceedings and other contingencies may affect our assessment and estimates of the loss contingency recorded as a reserve and we may be required to make additional material payments, which could have a material adverse impact on our liquidity, business, financial condition, results of operations and cash flows.
Allegations that we have infringed the intellectual property rights of third parties could negatively affect us.
We may be subject to claims of infringement of intellectual property rights by third parties. In particular, we often compete in areas having extensive intellectual property rights owned by others and we have become subject to claims alleging infringement of intellectual property rights of others. In general, if it is determined that one or more of our technologies, products or services infringes the intellectual property rights owned by others, we may be required to cease marketing those services, to obtain licenses from the holders of the intellectual property at a material cost or to take other actions to avoid infringing the intellectual property rights. The litigation process is costly and subject to inherent uncertainties, and we may not prevail in litigation matters regardless of the merits of our position. Adverse intellectual property litigation or claims of infringement against us may become extremely disruptive if the plaintiffs succeed in blocking the trade of our products and services and may have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our reputation, ability to do business and results of operations could be impaired by improper conduct by any of our employees, agents or business partners.
We are subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies, including laws related to anti-corruption, export and import compliance, anti-trust and money laundering, due to our global operations. We cannot provide assurance our internal controls will always protect us from the improper conduct of our employees, agents and business partners. Any improper conduct could damage our reputation and subject us to, among other things, civil and criminal penalties, material fines, equitable remedies (including profit disgorgement and injunctions on future conduct), securities litigation and a general loss of investor confidence, any one of which could have a material adverse impact on our business, financial condition, results of operations, cash flows, and the market value of our shares.
We may be subject to risks relating to our information technology systems.
We rely extensively on information technology systems to manage and operate our business. If these systems cease to function properly or if these systems do not provide the anticipated benefits, our ability to manage our operations could be impaired which could have a material adverse impact on our business, financial condition, results of operations and cash flows.
We currently rely on a single vendor for many of the critical elements of our global information technology infrastructure and its failure to provide effective support for such infrastructure could negatively impact our business and financial results.
We have outsourced many of the critical elements of our global information technology infrastructure to a third-party service provider in order to achieve efficiencies. If the service provider does not perform or does not perform effectively, we may not be able to achieve the expected efficiencies and may have to incur additional costs to address failures in providing service by the service provider. Depending on the function involved, such non-performance, failure to perform effectively or failures of service may lead to business disruptions, processing inefficiencies or security breaches. Such disruptions, inefficiencies or breaches could negatively impact our business, financial condition, results of operations and cash flows.
Our information technology infrastructure is important to our business and data security breaches or disruptions of such infrastructure could negatively impact our business and financial results.
Our information technology infrastructure is subject to cyber attacks and unauthorized security intrusions.  Despite instituting security policies and business continuity plans, our systems and networks may be vulnerable to system damage, malicious attacks from hackers, employee errors or misconduct, viruses, power and utility outages, and other catastrophic events that could cause significant harm to our business by negatively impacting our business operations, compromising the security of our proprietary information and exposing us to litigation that could adversely affect our reputation. Such events could have a material adverse impact on our financial condition, results of operations and cash flows.
Commodity shortages and price increases could adversely affect our financial results.
We rely on suppliers to secure commodities, including steel, zinc, brass and other non-ferrous metals, required for the manufacture of our products. A disruption in deliveries from our suppliers or decreased availability of commodities could have an adverse effect on our ability to meet our commitments to customers or increase our operating costs. We believe that available sources of supply will generally be sufficient for our needs for the foreseeable future. Nonetheless, the unavailability of some commodities could have a material adverse impact on our business, financial condition, results of operations and cash flows.
Volatility in the prices of these commodities could increase the costs of our products and services. We may not be able to pass on these costs to our customers and this could have a material adverse impact on our business, financial condition, results of operations and cash flows. We do not currently hedge against this volatility. The pricing of some commodities we use is based on market prices. To mitigate this exposure, we may use annual and multi-year fixed price contracts to minimize the impact of inflation and to benefit from deflation.
We may be required to recognize impairment charges for our goodwill and other indefinite-lived intangible assets.
At September 30, 2013, the net carrying value of our goodwill and other indefinite-lived intangible assets totaled approximately $ 505 million and $ 9 million , respectively. In accordance with U.S. generally accepted accounting principles, we periodically assess these assets to determine whether they are impaired. Negative industry or economic trends, disruptions to our business, unexpected changes or planned changes in use of the assets, divestitures and market capitalization declines may result in recognition of impairments to goodwill or other indefinite-lived assets. In particular, our Asia Pacific - Other reporting unit had $57 million of goodwill and an estimated fair value that exceeded its carrying value by 5% at July 1, 2013. Any charges relating to such impairments could have a material adverse impact on our results of operations in the periods recognized.
Successful sales and marketing efforts depend on our ability to recruit and retain qualified employees.
Our ability to successfully grow our business depends on the contributions and abilities of key executives, our sales force and other personnel, including the ability of our sales force to adapt to any changes made in the sales organization and achieve adequate customer coverage. We must therefore continue to recruit, retain and motivate management, sales and other personnel sufficiently to maintain our current business and support our projected growth. A shortage of these key employees might jeopardize our ability to grow and expand our business.
Our operations are subject to regulatory risks.
Our U.S. and non-U.S. operations are subject to a number of laws and regulations, including fire and building codes and standards, environmental and health and safety. We have incurred, and will be required to continue to incur, significant expenditures to comply with these laws and regulations. Changes to, or changes in interpretation of, current laws and regulations could require us to increase our compliance expenditures, cause us to significantly alter or discontinue offering existing products and services or cause us to develop new products and services. Altering current products and services or developing new products and services to comply with changes in the applicable laws and regulations could require significant research and development investments, increase the cost of providing the products and services and adversely affect the demand for our products and services.
We may not have been, or we may not at all times be, in full compliance with these laws and regulations. In the event a regulatory authority concludes that we are not or have not at all times been in full compliance with these laws, we could be fined, criminally charged or otherwise sanctioned.
Certain environmental laws assess liability on current or previous owners of real property or operators of manufacturing facilities for the costs of investigation, removal or remediation of hazardous substances or materials at such properties or at properties at which parties have disposed of hazardous substances. Liability for investigative, removal and remedial costs under certain U.S. federal and state laws and certain non-U.S. laws are retroactive, strict and joint and several. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances. We have received notification from U.S. and non-U.S. governmental agencies, including the U.S. Environmental Protection Agency (the “EPA”) and similar state environmental agencies, that conditions at a number of current and formerly owned sites where we and others have disposed of hazardous substances require investigation, cleanup and other possible remedial action. These agencies may require that we reimburse the government for its costs incurred at these sites or otherwise pay for the costs of investigation and cleanup of these sites, including by providing compensation for natural resource damage claims from such sites. For more information, see “Business - Environmental Regulation.”
While we have planned for future capital and operating expenditures to maintain compliance with environmental laws and have accrued for costs related to current remedial efforts, our costs of compliance, or our liabilities arising from past or future releases of, or exposures to, hazardous substances may exceed our estimates. We may also be subject to additional environmental claims for personal injury or cost recovery actions for remediation of facilities in the future based on our past, present or future business activities.

If we are unable to effectively respond to changes to applicable laws and regulations or comply with existing and future laws and regulations, our competitive position, business, financial condition, results of operations and cash flows could be materially adversely impacted.
The capital and credit markets are important to our business.
Instability in U.S. and global capital and credit markets, including market disruptions, limited liquidity and interest rate volatility, or reductions in the credit ratings assigned to us by independent rating agencies could reduce our access to capital markets or increase the cost of funding our short and long term credit requirements. In particular, if we are unable to access capital and credit markets on terms that are acceptable to us, we may not be able to make certain investments or fully execute our business plans and strategy.
Our suppliers and customers are also dependent upon the capital and credit markets. Limitations on the ability of customers, suppliers or financial counterparties to access credit could lead to insolvencies of key suppliers and customers, limit or prevent customers from obtaining credit to finance purchases of our products and services and cause delays in the delivery of key products from suppliers.
Risks Related to Our Indebtedness
Our substantial leverage could harm our business by limiting our available cash and our access to additional capital and, to the extent of our variable rate indebtedness, exposing us to interest rate risk.
Following the spin-off, we will have substantial levels of outstanding indebtedness. As discussed under “Description of Material Indebtedness,” we expect to have approximately $1.3 billion of indebtedness at the time of the spin-off, the net proceeds of which will be distributed to Ingersoll Rand. In addition, we expect to have a senior secured revolving credit facility permitting borrowings of up to $500 million. This amount of indebtedness will substantially increase our cash interest expense and may limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, restructuring and general corporate or other purposes, limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our less leveraged competitors. Further volatility in the credit markets would adversely impact our ability to obtain favorable terms on financing in the future. In addition, a substantial portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes, including our operations, capital expenditures, payment of dividends, share repurchase programs and future business opportunities. We may be more vulnerable than a less leveraged company to a downturn in the general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth. We may be vulnerable to interest rate increases, as certain of our borrowings, including those under our senior secured credit facilities, will be at variable rates. We can give no assurance that our business will generate sufficient cash flow from operations, that revenue growth or operating improvements will be realized, or that future borrowings will be available under our senior secured credit facilities in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs.
We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which actions may not be successful.
Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. As a stand-alone public company, we may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. For more information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” and "Description of Material Indebtedness"
If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, reduce or eliminate the payment of dividends, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The terms of the credit agreement governing our senior secured credit facilities and the indenture governing our senior notes will contain customary financial covenants that may restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair, and proceeds that we do receive may not be adequate to meet any debt service obligations then due.
Despite our expected levels of indebtedness, we may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness in the future. Although the terms of the credit agreement governing our senior secured credit facilities and the indenture governing our senior notes will contain customary restrictions on the incurrence of additional indebtedness, these restrictions will be subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. In addition, we expect to have a senior secured revolving credit facility permitting borrowings of up to $500 million. If we incur additional debt above the levels we expect at the time of the spin-off, the risks associated with our leverage, including those described above, would increase.
The terms of our debt covenants could limit how we conduct our business and our ability to raise additional funds.
The terms of the credit agreement governing our senior secured credit facilities and the indenture governing our senior notes will restrict us from taking certain actions that we may think are in the best interests of our shareholders. A breach of the covenants or restrictions could result in a default under the applicable indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	limited in our ability to pay dividends or make other distributions to our shareholders;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.
These restrictions may affect our ability to grow in accordance with our plans.
These covenants and restrictions could affect our ability to operate our business, and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. Additionally, our ability to comply with these covenants may be affected by events beyond our control, including general economic and credit conditions and industry downturns, and the other factors described in these “Risk Factors.”
Our variable rate indebtedness may expose us to interest rate risk, which could cause our debt costs to increase significantly.
As discussed under “Description of Material Indebtedness,” a portion of our borrowings will be term loans or revolving credit facility borrowings with variable rates of interest which expose us to interest rate risks. We will be exposed to the risk of rising interest rates to the extent that we fund our operations with short-term or variable-rate borrowings. We expect that as of the date of the spin-off, we will have approximately $1.3 billion of aggregate debt outstanding, and that this amount will consist of $1.0 billion of floating-rate term loans and $300 million of our fixed-rate senior notes. We will also have the ability to incur up to $500 million of additional floating-rate debt under our senior secured revolving credit facility. Based on the amount of floating-rate debt that we expect to be outstanding at the time of the spin-off, a 1% rise in interest rates would result in an incremental annual interest expense of approximately $10 million. If the LIBOR or other applicable base rates under our senior secured credit facilities increase in the future then the floating-rate debt could have a material effect on our interest expense.
Risks Relating to the Spin-Off
We may be unable to achieve some or all of the benefits that we expect to achieve from our spin-off from Ingersoll Rand.
As an independent, publicly-traded company, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business, allowing our Board of Directors and management to design and implement corporate strategies and policies that are based primarily on the characteristics of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. For example, it is possible that investors and securities analysts will not place a greater value on our business as an independent company than on our business as a part of Ingersoll Rand.
Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the distribution.
Our financial results previously were included within the consolidated results of Ingersoll Rand, and we believe that our financial reporting and internal controls were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Securities Exchange Act, as amended (the “Exchange Act”). In connection with the distribution, we will become directly subject to reporting and other obligations under the Exchange Act. Beginning with our Annual Report on Form 10-K for fiscal year 2014, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources.

The Exchange Act will require that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we will be required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after the spin-off.
We have historically operated as part of Ingersoll Rand’s corporate organization, and Ingersoll Rand has assisted us by providing certain corporate functions. Following the completion of the spin-off, Ingersoll Rand will be obligated contractually to provide to us only those transition services specified in agreements we enter into with Ingersoll Rand. See “Certain Relationships and Related Party Transactions - Agreements with Ingersoll Rand Related to the Spin-Off” for a summary of these agreements. We may be unable to replace in a timely manner or on comparable terms the services or other benefits that Ingersoll Rand previously provided to us that are not specified in any transition services agreement. Upon expiration of any transition services agreement, each of the services that are covered in the agreement will have to be provided internally or by third parties and we may be unable to replace those services in a timely manner or on comparable terms. In addition, if Ingersoll Rand does not continue to perform the transition services and the other services that are called for under any transition services agreement, we may not be able to operate our business as effectively and our profitability may decline.
Our historical combined and pro forma condensed combined financial data are not necessarily representative of the results we would have achieved as an independent, publicly-traded company and may not be a reliable indicator of our future results.
The historical and pro forma financial data we have included in this Information Statement may not reflect what our business, financial condition, results of operations and cash flows would have been had we been an independent, publicly-traded company during the periods presented or what our business, financial condition, results of operations and cash flows will be in the future when we are an independent company. This is primarily because:

•
Prior to our spin-off, our business was operated by Ingersoll Rand as part of its broader corporate organization, rather than as an independent, publicly-traded company. In addition, prior to our spin-off, Ingersoll Rand, or one of its affiliates, performed significant corporate functions for us, including tax and treasury administration and certain governance functions, including internal audit and external reporting. Our historical and pro forma financial statements reflect allocations of corporate expenses from Ingersoll Rand for these and similar functions and may not reflect the costs we will incur for similar services in the future as an independent company. Furthermore, following the spin-off, we will also be responsible for the additional costs associated with being an independent, publicly-traded company, including costs related to corporate governance and external reporting.

•
Our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the company-wide cash management practices of Ingersoll Rand. While our businesses have historically generated sufficient cash to finance our working capital and other cash requirements, following the spin-off, we will no longer have access to Ingersoll Rand’s cash pool. Without the opportunity to obtain financing from Ingersoll Rand, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from Ingersoll Rand.
Our historical financial data does not include an allocation of interest expense comparable to the interest expense we will incur as part of the financing of the spin-off. After giving pro-forma effect to the spin-off, our interest expense would have been $51.2 million for the year ended December 31, 2012 (compared to $1.5 million reflected in our historical financial statements). In addition, the pro forma financial data included in this Information Statement is based on the best information available, which in part includes a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, our pro forma financial data should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a stand-alone company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included in this Information Statement.
As an independent, publicly-traded company, we may not enjoy the same benefits that we did as a part of Ingersoll Rand.
There is a risk that, by separating from Ingersoll Rand, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Ingersoll Rand organizational structure. As part of Ingersoll Rand, we have been able to enjoy certain benefits from Ingersoll Rand’s operating diversity, purchasing power and opportunities to pursue integrated strategies with Ingersoll Rand’s other businesses. As an independent, publicly-traded company, we will not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets.
Following our spin-off from Ingersoll Rand, our capital structure and sources of liquidity will change significantly from our historical capital structure.
As discussed under “Description of Material Indebtedness,” following our spin-off from Ingersoll Rand, in addition to $300 million aggregate principal amount of our outstanding senior notes, we expect to enter into $1.0 billion of senior secured term loan facilities and a $500 million senior secured revolving credit facility. We expect that net proceeds of the senior notes and the senior secured credit facilities will be distributed to Ingersoll Rand. We also expect to have approximately $127 million of cash on hand at the time of the distribution. As an independent, publicly-traded company, we will no longer participate in cash management and funding arrangements with Ingersoll Rand. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations, and to access our borrowing facilities and capital markets, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.
Certain of the contracts to be transferred or assigned to us contain provisions requiring the consent of a third party in connection with the transactions contemplated by the distribution. If such consent is not given, we may not be entitled to the benefit of such contracts in the future.
Certain of the contracts to be transferred or assigned to us in connection with the distribution and the internal transactions described below in this Information Statement contain provisions which require the consent of a third party to the internal transactions, the distribution or both. If we are unable to obtain such consents on commercially reasonable and satisfactory terms, our ability to obtain the benefit of such contracts in the future may be impaired.
Our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.
Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The ownership by our executive officers of ordinary shares, stock options or other stock-based awards of Ingersoll Rand may create, or may create the appearance of, conflicts of interest.
Following the spin-off, substantially all of our executive officers will own ordinary shares of Ingersoll Rand, stock options to purchase ordinary shares of Ingersoll Rand or other Ingersoll Rand stock-based awards because of their former positions with Ingersoll Rand. The individual holdings of ordinary shares, stock options to purchase ordinary shares or other stock-based awards of Ingersoll Rand may be significant for some of these persons compared to their total assets. These equity interests may create, or appear to create, conflicts of interest when these officers are faced with decisions that could benefit or affect the officers, as equity holders of Ingersoll Rand, in ways that do not benefit or affect us or our shareholders in the same manner.
The one-time and ongoing costs of the spin-off may be greater than we expected.
We and Ingersoll Rand will incur costs in connection with our transition to being a stand-alone public company that relate primarily to accounting, tax, legal and other professional costs; financing costs in connection with refinancing Ingersoll Rand’s outstanding indebtedness and obtaining our financing as a stand-alone company; compensation, such as modifications to certain incentive awards upon completion of the spin-off; recruiting and relocation costs associated with hiring our senior management personnel; and costs to separate assets and information systems. These costs, whether incurred before or after the spin-off, may be greater than anticipated and could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We may not be able to achieve a competitive worldwide effective corporate tax rate.

We cannot give any assurance as to what our effective tax rate will be after the distribution, because of, among other things, uncertainty regarding the geographic mix of income and the tax policies of the jurisdictions where we operate. Our actual effective tax rate may vary from our expectation and that variance may be material. Additionally, the tax laws of Ireland and other jurisdictions could change in the future, and such changes could cause a material change in our effective tax rate.
We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the spin-off.
We expect that the agreements related to the spin-off, including the Separation and Distribution Agreement, Employee Matters Agreement, Tax Matters Agreement, Transition Services Agreement, agreements with respect to real estate and intellectual property matters and any other agreements, will be negotiated in the context of our spin-off from Ingersoll Rand while we are still part of Ingersoll Rand. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our spin-off are related to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations among Ingersoll Rand and us. We might have received better terms under the agreements relating to the spin-off had they been negotiated with disinterested third parties who competed with each other to win our business than we received from Ingersoll Rand. See “Certain Relationships and Related Party Transactions - Agreements with Ingersoll Rand Related to the Spin-Off.”
In connection with our spin-off, Ingersoll Rand will indemnify us for certain liabilities and we will indemnify Ingersoll Rand for certain liabilities. If we are required to act on these indemnities to Ingersoll Rand, we may need to divert cash to meet those obligations and our financial results could be negatively impacted. The Ingersoll Rand indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and Ingersoll Rand may not be able to satisfy its indemnification obligations in the future.
Pursuant to the Separation and Distribution Agreement, the Employee Matters Agreement and the Tax Matters Agreement with Ingersoll Rand, Ingersoll Rand will agree to indemnify us for certain liabilities, and we will agree to indemnify Ingersoll Rand for certain liabilities, in each case for uncapped amounts, as discussed further in “Certain Relationships and Related Transactions - Agreements with Ingersoll Rand Related to the Spin-Off.” Such indemnities may be significant and could negatively impact our business, particularly indemnities relating to our actions that could impact the tax-free nature of the distribution. Third parties could also seek to hold us responsible for any of the liabilities that Ingersoll Rand has agreed to retain. Further, the indemnity from Ingersoll Rand may not be sufficient to protect us against the full amount of such liabilities, and Ingersoll Rand may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Ingersoll Rand any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.
If the distribution or certain internal transactions undertaken in anticipation of the spin-off are determined to be taxable for U.S. federal income tax purposes, we, our shareholders that are subject to U.S. federal income tax and/or Ingersoll Rand could incur significant U.S. federal income tax liabilities and, in certain circumstances, we could be required to indemnify Ingersoll Rand for material taxes pursuant to indemnification obligations under the Tax Matters Agreement.
Ingersoll Rand has received the IRS Ruling substantially to the effect that, among other things, the distribution of Allegion plc’s ordinary shares, together with certain related transactions, will qualify under Sections 355 and 368(a) of the Code, with the result that Ingersoll Rand and Ingersoll Rand’s shareholders will not recognize any taxable income, gain or loss for U.S. federal income tax purposes as a result of the spin-off, except to the extent of cash received in lieu of fractional shares. The IRS Ruling also provides that certain internal transactions undertaken in anticipation of the distribution will qualify for favorable treatment under the Code. In addition, Ingersoll Rand expects to receive opinions from the law firm of Simpson Thacher & Bartlett LLP substantially to the effect that certain requirements, including certain requirements that the IRS will not rule on, necessary to obtain tax-free treatment have been satisfied, such that the distribution for U.S. federal income tax purposes and certain other matters relating to the distribution, including certain internal transactions undertaken in anticipation of the distribution, will receive tax-free treatment under Section 355 of the Code. The receipt and effectiveness of the IRS Ruling and the opinions are conditions to the distribution that must be either satisfied or waived by Ingersoll Rand. The IRS Ruling relies, and the opinions will rely, on certain facts and assumptions and certain representations and undertakings from us and Ingersoll Rand regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the IRS Ruling and the opinions, the IRS could determine on audit that the distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the distribution or the internal transactions should be taxable for other reasons, including as a result of significant changes in shares or asset ownership after the distribution. A legal opinion represents the tax adviser’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect. If the distribution ultimately is determined to be taxable, the distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, we or Ingersoll

Rand could incur significant U.S. federal income tax liabilities if it is ultimately determined that certain internal transactions undertaken in anticipation of the distribution are taxable, which could cause a material adverse impact on our business, financial condition, results of operations and cash flows in future reporting periods.
In addition, under the terms of the Tax Matters Agreement, in the event the distribution or the internal transactions were determined to be taxable as a result of actions taken after the distribution by us or Ingersoll Rand, the party responsible for such failure would be responsible for all taxes imposed on us or Ingersoll Rand as a result thereof. If such failure is not the result of actions taken after the distribution by us or Ingersoll Rand, then we would be responsible for any taxes imposed on us or Ingersoll Rand as a result of such determination. Such tax amounts could be significant. To the extent we are responsible for any liability under the Tax Matters Agreement, there could be a material adverse impact on our business, financial condition, results of operations and cash flows in future reporting periods.
In addition, the amount of our shares that we can issue may be limited because the issuance of our shares may cause the distribution to be a taxable event for Ingersoll Rand under Section 355(e) of the Code, and under the Tax Matters Agreement, we could be required to indemnify Ingersoll Rand for that tax. See “Risk Factors - Risks Relating to the Spin-Off - We might not be able to engage in desirable strategic transactions and equity issuances following the distribution because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.”
We might not be able to engage in desirable strategic transactions and equity issuances following the distribution because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.
Our ability to engage in significant equity transactions could be limited or restricted after the distribution in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the distribution by Ingersoll Rand. Even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate-level taxable gain to Ingersoll Rand and certain of its affiliates under Section 355(e) of the Code if 50% or more, by vote or value, of our shares or Ingersoll Rand’s shares are acquired or issued as part of a plan or series of related transactions that includes the distribution. Any acquisitions or issuances of our shares or Ingersoll Rand’s shares within two years after the distribution will generally be presumed to be part of such a plan, although we or Ingersoll Rand may be able to rebut that presumption.
To preserve the tax-free treatment to Ingersoll Rand of the distribution, under the Tax Matters Agreement, we expect that we will be prohibited from taking or failing to take any action that prevents the distribution and related transactions from being tax-free. Further, for the two-year period following the distribution, without obtaining the consent of Ingersoll Rand, a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm or accounting firm, we may be prohibited from, among other things:

•	approving or allowing any transaction that results in a change in ownership of more than 50% of our ordinary shares when combined with any other changes in ownership of our shares,

•	redeeming or repurchasing equity securities,

•	selling or otherwise disposing of substantially all of our assets, or

•	engaging in certain internal transactions.
These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. Moreover, we expect the Tax Matters Agreement to also provide that we will be responsible for any taxes imposed on Ingersoll Rand or any of its affiliates as a result of the failure of the distribution or the internal transactions to qualify for favorable treatment under the Code unless such failure is attributable to certain actions taken after the distribution by Ingersoll Rand.
We will share responsibility for certain of our and Ingersoll Rand’s income tax liabilities for tax periods prior to and including the distribution date.
In connection with the distribution, we will enter into the Tax Matters Agreement with Ingersoll Rand which will govern our rights and obligations and those of Ingersoll Rand for certain pre-distribution tax liabilities, as more fully described under “Certain Relationships and Related Party Transactions - Agreements with Ingersoll Rand Related to the Spin-Off - Tax Matters Agreement” below. To the extent we are responsible for any liability under the Tax Matters Agreement, there could be a material adverse impact on our business, financial condition, results of operations and cash flows in future reporting periods.

If the distribution is determined to be taxable for Irish tax purposes, significant Irish tax liabilities may arise.
Ingersoll Rand has received an opinion of the Irish Revenue regarding the Irish tax consequences of the distribution to the effect that certain reliefs and exemptions for corporate reorganizations apply. In addition to obtaining the opinion from Irish Revenue, Ingersoll Rand expects to receive an opinion from the law firm of Arthur Cox confirming the applicability of the relevant exemptions and reliefs to the distribution and that certain internal transactions will not trigger tax costs. These opinions will rely on certain facts and assumptions and certain representations and undertakings from us and Ingersoll Rand regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the opinions, Irish Revenue could determine on audit that the distribution or the internal transactions do not qualify for the relevant exemptions or reliefs if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated. A legal opinion represents the tax adviser’s best legal judgment, is not binding on Irish Revenue or the courts and Irish Revenue or the courts may not agree with the legal opinion. In addition, the legal opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect. If the distribution ultimately is determined not to fall within certain exemptions or reliefs, the distribution could result in you having an Irish tax liability as a result of the distribution (if you are an Irish resident or hold your shares in Ingersoll Rand through an Irish branch or agency), or we or Ingersoll Rand could incur Irish tax liabilities.
In addition, under the terms of the Tax Matters Agreement, in the event the distribution does not qualify for certain reliefs or exemptions, then we would be responsible for any taxes imposed on us or Ingersoll Rand as a result of such determination. Such tax amounts could be significant. To the extent we are responsible for any liability under the Tax Matters Agreement, there could be a material adverse impact on our business, financial condition, results of operations and cash flows in future reporting periods.
Risks Relating to Our Ordinary Shares
There is no existing market for our ordinary shares and we cannot be certain that an active trading market will develop or be sustained after the spin-off, and following the spin-off our share price may fluctuate significantly.
There is currently no public market for our ordinary shares. We intend to list our ordinary shares on NYSE under the ticker symbol “ALLE.” We anticipate that before the distribution date for the spin-off, trading of our ordinary shares will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, there can be no assurance that an active trading market for our ordinary shares will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell our ordinary shares and could lead to the price of our ordinary shares being depressed or more volatile.
We cannot predict the prices at which our ordinary shares may trade after the spin-off. The market price of our ordinary shares may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•
our business profile and market capitalization may not fit the investment objectives of some Ingersoll Rand shareholders and, as a result, these Ingersoll Rand shareholders may sell our shares after the distribution;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategy;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain third-party financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our ordinary shares after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and share price performance of other comparable companies;

•	investor perception of our company;

•	natural or other disasters that investors believe may affect us;

•	overall market fluctuations;

•	results from any material litigation or government investigations;

•	changes in laws and regulations affecting our business; and

•	general economic conditions and other external factors.
Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our ordinary shares.

In addition, when the market price of a company’s shares drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.
Investors may be unable to accurately value our shares.
Investors often value companies based on the share prices and results of operations of other comparable companies. We believe that currently, few public companies exist that are comparable to our size, scale and product offerings. For these reasons, investors may find it difficult to accurately value our ordinary shares, which may cause our ordinary shares to trade below our true value.
Substantial sales of ordinary shares may occur in connection with the spin-off, which could cause our share price to decline.
Our ordinary shares that are distributed to Ingersoll Rand shareholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any significant shareholder to sell our ordinary shares following the spin-off, it is likely that some Ingersoll Rand shareholders, possibly including some of our larger shareholders, will sell our ordinary shares received in the distribution for various reasons such as if our business profile or market capitalization as an independent company does not fit their investment objectives. In particular, Ingersoll Rand is a member of the S&P 500 Index, while we will not initially be and may not be in the future. Accordingly, certain Ingersoll Rand shareholders may elect or be required to sell our shares following the spin-off due to investment guidelines or other reasons. The sales of significant amounts of our ordinary shares or the perception in the market that this will occur may result in the lowering of the market price of our ordinary shares.
There is no guarantee that the High Court of Ireland will approve the creation of distributable reserves.
Under Irish law, dividends may be paid only (and share repurchases must generally be funded) out of “distributable reserves,” which Allegion plc will not have immediately following the distribution. See “Description of Our Share Capital - Dividends” and “Description of Our Share Capital - Share Repurchases and Redemptions.” Immediately after the spin-off, Allegion plc will not have any distributable reserves but will have a significant amount of share premium. We intend to undertake an Irish legal process pursuant to which we will convert up to Allegion plc’s entire share premium account to distributable reserves. See “Dividends.” This process will require the approval of the High Court of Ireland. Although we are not aware of any reason why the High Court of Ireland would not approve the creation of distributable reserves in this manner, the issuance of the required order is a matter for the discretion of the High Court of Ireland and there is no guarantee that such approval will be forthcoming. In the event that distributable reserves are not created, no distributions by way of dividends, share repurchases or otherwise will be permitted under Irish law until such time as we have created sufficient distributable reserves from our subsidiaries’ post-spin-off operating activities and such reserves are made available to Allegion plc.
We cannot assure you that we will pay dividends on our ordinary shares, and our indebtedness could limit our ability to pay dividends on our ordinary shares.
We may pay dividends when, as and if declared by our Board of Directors in its discretion. Whether our Board of Directors exercises its discretion to propose any dividends to holders of our ordinary shares will depend on many factors, including our financial condition, earnings, future prospects and capital requirements of our business, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints, income tax consequences, industry practice and other factors that our Board of Directors deems relevant. See “Dividends” and “Description of Our Share Capital - Dividends.”
There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. Additionally, indebtedness that we will incur in connection with the spin-off could have important consequences for holders of our ordinary shares. If we cannot generate sufficient cash flow from operations to meet our debt-payment obligations, then our ability to pay dividends, if so determined by the Board of Directors, may be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing our dividend. There can be no assurance, however, that any such actions could be effected on satisfactory terms, if at all, or would be permitted by the terms of our new debt or our other credit and contractual arrangements.
Your percentage ownership in us may be diluted in the future.
Your percentage ownership in us may be diluted in the future because of additional equity issuances for acquisitions, strategic investments, capital markets transaction or otherwise, including equity awards that we expect to grant to our directors, officers and employees in the future. Such issuances may have a dilutive effect on our earnings per share, which could materially adversely affect the market price of our ordinary shares. In addition, Ingersoll Rand equity awards held by our employees will convert into Allegion equity awards in connection with the spin-off. See “The Spin-Off - Treatment of Equity Based Compensation.” We intend to establish equity incentive plans that will provide for the grant of ordinary share-based equity awards to our directors, officers and other employees.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.
The trading market for our ordinary shares will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts and the reports they issue. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.
Risks Related to Our Incorporation in Ireland
Irish law differs from the laws in effect in the United States and may afford less protection to holders of our securities.
The United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As such, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on U.S. federal or state civil liability laws, including the civil liability provisions of the U.S. federal or state securities laws, or hear actions against us or those persons based on those laws.
As an Irish company, we are governed by the Irish Companies Act, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.
In addition, Irish law allows shareholders to authorize share capital which then can be issued by a board of directors without shareholder approval. Also, subject to specified exceptions, Irish law grants statutory pre-emptive rights to existing shareholders to subscribe for new issuances of shares for cash. However, we have opted out of these pre-emption rights in our Articles of Association as permitted under Irish company law. Irish law provides that this opt-out expires after five years unless renewed by a special resolution of the shareholders. These authorizations must be renewed by the shareholders every five years and we cannot guarantee that these authorizations will always be approved.
Changes in tax laws, regulations or treaties, changes in our status under the tax laws of many jurisdictions or adverse determinations by taxing authorities could increase our tax burden or otherwise affect our financial condition or operating results, as well as subject our shareholders to additional taxes.
The realization of any tax benefit related to our incorporation and tax residence in Ireland could be impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof by the tax authorities of many jurisdictions. From time to time, proposals have been made and/or legislation has been introduced to change the tax laws of various jurisdictions or limit tax treaty benefits that if enacted could materially increase our tax burden and/or effective tax rate and could have a material adverse impact on our financial condition and results of operations. For instance, recent U.S. legislative proposals would broaden the circumstances under which we would be considered a U.S. resident for U.S. tax purposes, which would significantly diminish the realization of any tax benefit related to our incorporation in Ireland. There are other recent U.S. legislative proposals that could modify or eliminate the tax deductibility of various currently deductible payments, which could materially and adversely affect our effective tax rate and cash tax position. Moreover, other U.S. legislative proposals could have a material adverse impact on us by overriding certain tax treaties and limiting the treaty benefits on certain payments by our U.S. subsidiaries to our non-U.S. affiliates, which could increase our tax liability. We cannot predict the outcome of any specific legislation in any jurisdiction.
While we monitor proposals that would materially impact our tax burden and/or effective tax rate and investigate our options, we could still be subject to increased taxation on a going forward basis no matter what action we undertake if certain legislative proposals are enacted, certain tax treaties are amended and/or our interpretation of applicable tax law is challenged and determined to be incorrect. In particular, any changes and/or differing interpretations of applicable tax law that have the effect of disregarding our incorporation in Ireland, limiting our ability to take advantage of tax treaties between jurisdictions, modifying or eliminating the deductibility of various currently deductible payments, or increasing the tax burden of operating or being resident in a particular country, could subject us to increased taxation.
The inability to realize any anticipated tax benefits related to our incorporation and tax residence in Ireland could have a material adverse impact on our financial condition, results of operations and cash flows.

Dividends received by our shareholders may be subject to Irish dividend withholding tax.
In certain circumstances, we are required to deduct Irish dividend withholding tax (currently at the rate of 20%) from dividends paid to our shareholders. In the majority of cases, shareholders resident in the United States will not be subject to Irish withholding tax, and shareholders resident in a number of other countries will not be subject to Irish withholding tax provided that they complete certain Irish dividend withholding tax forms. However, some shareholders may be subject to withholding tax, which could have an adverse impact on the price of our shares. See “The Spin-Off - Irish Tax Consequences of the Spin-Off” for additional information.
Dividends received by our shareholders could be subject to Irish income tax.
Dividends paid in respect of our shares will generally not be subject to Irish income tax where the beneficial owner of these dividends is exempt from Irish dividend withholding tax, unless the beneficial owner of the dividend has some connection with Ireland other than his or her shareholding in Ingersoll Rand or Allegion.
Our shareholders who receive their dividends subject to Irish dividend withholding tax will generally have no further liability to Irish income tax on the dividends unless the beneficial owner of the dividend has some connection with Ireland other than his or her shareholding in Ingersoll Rand or Allegion. See “The Spin-Off - Irish Tax Consequences of the Spin-Off” for additional information.
Certain provisions in our Articles of Association, among other things, could prevent or delay an acquisition of us, which could decrease the trading price of our ordinary shares.
Our Memorandum and Articles of Association contain provisions that could have the effect of deterring coercive takeover practices, inadequate takeover bids and unsolicited offers. These provisions include, amongst others:

•
a provision of our Articles of Association which generally prohibits us from engaging in a business combination with an interested shareholder (being (i) the beneficial owner of the relevant percentage of our voting shares or (ii) an affiliate or associate of us that has at any time within the previous five years been the beneficial owner of the relevant percentage of our voting shares), subject to certain exceptions;

•	rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings;

•	the right of our Board of Directors to issue preferred shares without shareholder approval in certain circumstances, subject to applicable law; and

•	the ability of our Board of Directors to fill vacancies on our Board of Directors in certain circumstances.
We believe these provisions will provide some protection to our shareholders from coercive or otherwise unfair takeover tactics. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our Board of Directors determines is in our best interests and our shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.
In addition, several mandatory provisions of Irish law could prevent or delay an acquisition of us. For example, Irish law does not permit shareholders of an Irish public limited company to take action by written consent with less than unanimous consent. We also will be subject to various provisions of Irish law relating to mandatory bids, voluntary bids, requirements to make a cash offer and minimum price requirements, as well as substantial acquisition rules and rules requiring the disclosure of interests in our shares in certain circumstances. Also, Irish companies, including us, may alter their Memorandum of Association and Articles of Association only with the approval of at least 75% of the votes of the company’s shareholders cast in person or by proxy at a general meeting of the company.
For additional information on these and other provisions of our Articles of Association and Irish law that could be considered to have an anti-takeover effect, see “Description of Our Share Capital - Anti-Takeover Provisions.”
The agreements that we will enter into with Ingersoll Rand in connection with the spin-off generally will require Ingersoll Rand’s consent to any assignment by us of our rights and obligations under the agreements. The consent and termination rights set forth in these agreements might discourage, delay or prevent a change of control that shareholders may consider favorable. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions - Agreements with Ingersoll Rand Related to the Spin-Off.”
Moreover, an acquisition or further issuance of our ordinary shares after the spin-off could trigger the application of Section 355(e) of the Code, even if the distribution and certain related transactions undertaken in connection therewith otherwise qualify for tax-free treatment. Under Section 355(e) of the Code, we and/or Ingersoll Rand could incur tax upon certain transactions undertaken in anticipation of the distribution if 50% or more, by vote or value, of our ordinary shares or Ingersoll Rand ordinary shares are acquired or issued as part of a plan or series of related transactions that include the spin-off.

The process for determining whether an acquisition or issuance triggering these provisions has occurred is complex, inherently factual and subject to interpretation. Any acquisitions or issuances of our ordinary shares or Ingersoll Rand ordinary shares within two years after the distribution are presumed to be part of such a plan, although we or Ingersoll Rand, as applicable, may be able to rebut that presumption. Moreover, under the Tax Matters Agreement that we will enter into with Ingersoll Rand, we will be restricted from engaging in certain transactions within two years of the distribution which potentially could trigger application of Section 355(e) of the Code. See “Certain Relationships and Related Party Transactions - Agreements with Ingersoll Rand Related to the Spin-Off - Tax Matters Agreement.” During such period, these restrictions may limit the ability that we, or a potential acquirer of Allegion, have to pursue certain strategic transactions that might increase the value of our ordinary shares.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements in this Information Statement, other than purely historical information, are “forward-looking statements.” These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “intend,” “strategy,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements.
Forward-looking statements are based on currently available information and our current assumptions, expectations and projections about future events. While we believe that our assumptions, expectations and projections are reasonable in view of the currently available information, you are cautioned not to place undue reliance on our forward-looking statements. Forward-looking statements speak only as of the date they are made and are not guarantees of future performance. They are subject to future events, risks and uncertainties - many of which are beyond our control - as well as potentially inaccurate assumptions, that could cause actual results to differ materially from our expectations and projections. We do not undertake to update any forward-looking statements.
Factors that might affect our forward-looking statements include the risk factors discussed in “Risk Factors” beginning on page 9. There are other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

THE SPIN-OFF
Background
The Board of Directors of Ingersoll Rand has approved a plan to spin off the commercial and residential security businesses from Ingersoll Rand, following which we will hold such businesses and will be an independent, publicly-traded company. As part of the spin-off, Ingersoll Rand will effect an internal reorganization in order to properly align the commercial and residential security businesses that we will hold following the spin-off.
To complete the spin-off, Ingersoll Rand will transfer its commercial and residential security businesses to us in return for which we will issue our ordinary shares to Ingersoll Rand shareholders pro rata to their respective holdings. For the purposes of Irish law, this will be treated as Ingersoll Rand having made a dividend in specie, or a non-cash dividend, to its shareholders. Prior to the transfer by Ingersoll Rand to us of its commercial and residential security businesses, we will have no operations other than those incidental to our formation and in preparation for the spin-off. The distribution will occur on the distribution date, which is expected to be [ ], 2013. Each holder of Ingersoll Rand ordinary shares will receive one Allegion ordinary share for every three Ingersoll Rand ordinary shares held on [ ], 2013, the record date. After completion of the spin-off:

•	we will be an independent, publicly-traded company (NYSE: ALLE), focused on security products and solutions markets globally; and

•
Ingersoll Rand will continue to be an independent, publicly-traded company (NYSE: IR) and continue to own and operate its Climate Solutions, Residential Solutions (excluding the residential security business) and Industrial Technologies businesses.

Each holder of Ingersoll Rand ordinary shares will continue to hold his, her or its shares in Ingersoll Rand. No vote of Ingersoll Rand’s shareholders is required or is being sought in connection with the spin-off, and Ingersoll Rand’s shareholders will not have any appraisal rights in connection with the spin-off, including the internal reorganization.
The distribution of our ordinary shares as described in this Information Statement is subject to the satisfaction or waiver by Ingersoll Rand of certain conditions. Even if all such conditions are met, Ingersoll Rand has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Ingersoll Rand determines, in its sole discretion, that the spin-off is not then in the best interests of Ingersoll Rand or its shareholders, that a sale or other alternative is in the best interests of Ingersoll Rand or its shareholders or that it is not advisable to separate the commercial and residential security businesses from Ingersoll Rand at that time. See “- Conditions to the Spin-Off.”
Reasons for the Spin-Off
Ingersoll Rand is a multi-industry conglomerate which generates value, in part, from synergies among its various businesses.  However, as industries evolve and change, the added value from synergies for some business units may become outweighed by the benefits to be gained from the focus that comes from being a stand-alone company.  Such is now the case with Ingersoll Rand’s commercial and residential security businesses.  Ingersoll Rand’s Board of Directors has determined that the spin-off is in the best interests of Ingersoll Rand and its shareholders because the spin-off will provide the following key benefits:

•	Strategic Focus. Position each company to pursue a more focused strategy based on the needs of their respective businesses and the dynamics of their respective industries.

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Board and Management Focus. Allow the Board of Directors and management of each company to focus exclusively on the growth and expansion of their respective businesses, with greater ability to anticipate and respond faster to changing markets and new opportunities, including potential strategic acquisitions, as well as increase our management’s ability to attract and retain industry-specific skilled employees and management.

•
Access to Capital, Capital Structure and Preservation of Synergies. Eliminate competition for capital while still allowing each company to preserve existing synergies. Both companies will have direct access to the debt and equity capital markets to fund their respective growth strategies and to establish a capital structure and dividend policy appropriate to their business needs.

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Investor Choice. Provide investors with a more targeted investment opportunity in each company that offers different investment and business characteristics, including different opportunities for growth, capital structure, and financial returns. This will allow investors to evaluate the separate and distinct merits, performance and future prospects of each company.

Ingersoll Rand’s Board of Directors also considered certain risks and negative factors associated with the spin-off, including: the fact that the spin-off will be contingent upon the satisfaction of a number of conditions and will require significant time and attention of management; the risk that the spin-off may not achieve some or all of its intended benefits; the fact that the trading price of Ingersoll Rand’s ordinary shares will likely decrease immediately following the spin-off; the risk that the combined trading price of Ingersoll Rand and our ordinary shares may be less than the price at which Ingersoll Rand’s ordinary shares would otherwise have traded; and the risk that the spin-off could result in substantial tax liability.
Manner of Effecting the Spin-Off
The general terms and conditions relating to the spin-off will be set forth in a Separation and Distribution Agreement between us and Ingersoll Rand.
Internal Reorganization
As part of the spin-off, Ingersoll Rand will undergo an internal reorganization that will, among other things and subject to limited exceptions, result in the allocation and transfer or assignment to us of the assets and liabilities in respect of the activities of the commercial and residential security businesses and certain other current and former businesses and activities of Ingersoll Rand.
To the extent that any transfers of assets or assumptions of liabilities contemplated in connection with the spin-off have not been consummated on or prior to the date of the distribution, the parties will cooperate with each other to effect such transfers or assumptions following the spin-off in the manner set forth under the heading “Certain Relationships and Related Party Transactions-Agreements with Ingersoll Rand Related to the Spin-Off-Separation and Distribution Agreement-Further Assurances; Separation of Guarantees.”
Following the internal reorganization, Ingersoll Rand will effect the distribution of our ordinary shares to Ingersoll Rand shareholders by causing us to register Ingersoll Rand’s shareholders as Allegion shareholders on our books and records.
Distribution of Our Ordinary Shares
Under the Separation and Distribution Agreement, the distribution will be effective as of [ ], New York time, on [ ], 2013, the distribution date. As a result of the spin-off, on the distribution date, each holder of Ingersoll Rand ordinary shares will receive one Allegion ordinary share for every three shares of Ingersoll Rand ordinary shares that he, she or it owns as of [ ], 2013, the record date.
On the distribution date, the distribution agent will distribute Allegion ordinary shares to Ingersoll Rand shareholders by crediting their ordinary shares to direct registration or book-entry accounts established to hold their ordinary shares. Our distribution agent will send these shareholders a statement reflecting their ownership of our ordinary shares. Direct registration and book-entry refer to methods of recording stock ownership in our records in which no physical certificates are used. In the case of Ingersoll Rand shareholders who own their shares through a broker or other nominee, Allegion shares will be credited to these shareholders’ accounts by the broker or other nominee. The distribution agent will distribute Allegion shares as soon as practicable to registered holders of Ingersoll Rand by way of direct registration. Trading of our stock will not be affected by any delay in distribution of Allegion shares to you. As further discussed below, we will not distribute fractional ordinary shares in the distribution. Following the spin-off, shareholders whose shares are held in direct registration form may request that their ordinary shares be transferred to a brokerage or other account at any time.
Ingersoll Rand shareholders will not be required to make any payment or surrender or exchange their Ingersoll Rand shares or take any other action to receive their Allegion shares. No vote of Ingersoll Rand shareholders is required or sought in connection with the spin-off, including the internal reorganization, and Ingersoll Rand shareholders have no appraisal rights in connection with the spin-off.
Treatment of Equity Based Compensation
With respect to outstanding equity incentive awards held by our executive officers, including our named executive officers, that are outstanding on the distribution date and for which the underlying security is Ingersoll Rand ordinary shares, we expect that:

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Outstanding stock options and stock appreciation rights (“SARs”) that are vested and exercisable at the time of the spin-off will be treated in a manner similar to Ingersoll Rand shareholders and their awards will be deemed bifurcated into corresponding awards of the same type with respect to both Ingersoll Rand ordinary shares and Allegion ordinary shares. These bifurcated awards will be subject to the same terms and conditions after the effective time of the spin-off as the terms and conditions applicable to such awards prior to the spin-off, except:

▪
With respect to each bifurcated award covering Ingersoll Rand ordinary shares, the per-share exercise price will be adjusted so that the two bifurcated awards will retain, in the aggregate, the same intrinsic value as the corresponding award immediately prior to the distribution (subject to rounding); and

▪
With respect to each bifurcated award covering Allegion ordinary shares, the number of underlying shares will be determined based on application of the distribution ratio to the number of Ingersoll Rand ordinary shares subject to the award prior to bifurcation, and the per-share exercise price will be adjusted so that the two bifurcated awards will retain, in the aggregate, the same intrinsic value as the corresponding award immediately prior to the distribution (subject to rounding).

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Outstanding stock options and SARs that are not vested and exercisable at the time of the spin-off will not be converted into awards of both Ingersoll Rand and Allegion ordinary shares, but instead will be converted, in their entirety, into corresponding awards of the same type with respect to Allegion ordinary shares, with adjustments to exercise prices and the number of underlying shares as appropriate to preserve the intrinsic value of such awards immediately prior to the distribution (subject to rounding);

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Performance share units (“PSUs”) will be adjusted by dividing the PSUs by a fraction, the numerator of which is the opening trading price of the ordinary shares of Ingersoll Rand immediately following the distribution and the denominator of which is the closing price of the ordinary shares of Ingersoll Rand immediately prior to the distribution and then prorating the resulting PSUs based on the number of days elapsed during the applicable performance period through the consummation of the distribution (subject to rounding), and finally by adjusting the calculation of “earnings per share” and “total shareholder return” to appropriately reflect the spin-off; and

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All other stock-based awards, including any outstanding restricted stock units (“RSUs”) and notional shares will be converted into corresponding awards of the same type with respect to Allegion ordinary shares, with adjustments to the number of underlying shares as appropriate to preserve the intrinsic value of such awards immediately prior to the distribution (subject to rounding).

To the extent that an executive is employed in a non-U.S. jurisdiction, and the adjustments contemplated above could result in adverse tax consequences or other adverse regulatory consequences, Ingersoll Rand may determine that a different equitable adjustment will apply in order to avoid any such adverse consequences.
We expect that our Compensation Committee will maintain a program to deliver long-term incentive awards to our executives and other employees that is appropriate for our business needs. However, the types of awards provided, the allocation of grant date values among the mix of awards and the performance measures to be used may differ from Ingersoll Rand’s past practice.
Treatment of 401(k) Shares for Current and Former Employees
The ordinary shares of Ingersoll Rand held in tax-qualified defined contribution retirement plans maintained by Ingersoll Rand in which our employees or former employees hold accounts will be treated in the same manner as all other outstanding ordinary shares of Ingersoll Rand on the record date for the distribution. For every three ordinary shares of Ingersoll Rand held in an account under the Ingersoll-Rand Company Employee Savings Plan (the “ESP”), the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees, the Trane 401(k) & Thrift Plan and the Ingersoll-Rand Retirement Savings Plan for Participating Employees in Puerto Rico, the account will be credited with one ordinary share of Allegion on the distribution date.
We expect to adopt new tax-qualified defined contribution plans for our bargained and non-bargained employees in connection with the spin-off. The new plans will hold the accounts of our employees and former employees following the distribution.
Treatment of Fractional Shares
The distribution agent will not distribute any fractional Allegion shares to Ingersoll Rand shareholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate Allegion fractional shares to which Ingersoll Rand shareholders of record would otherwise be entitled into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to Ingersoll Rand shareholders who would otherwise have been entitled to receive Allegion fractional shares. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares in the open market shortly after the distribution date. We will be responsible for any payment of brokerage fees. The amount of these brokerage fees is not expected to be material to us. The receipt of cash in lieu of fractional shares will generally result in a taxable gain or loss to the recipient shareholder. Each shareholder entitled to receive cash proceeds from these shares should consult his, her or its own tax adviser as to the shareholder’s particular circumstances. The tax consequences of the distribution are described in more detail under
“- U.S. Federal Income Tax Consequences of the Spin-Off” and “- Irish Income Tax Consequences of the Spin-Off.”

U.S. Federal Income Tax Consequences of the Spin-Off
The following is a summary of the material U.S. federal income tax consequences of the spin-off. This summary is based on the Code, the U.S. Treasury regulations and administrative guidance promulgated thereunder, and interpretations of the Code and the U.S. Treasury regulations by the courts and the IRS, in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary does not address the consequences to Ingersoll Rand shareholders subject to special treatment under the U.S. federal income tax laws (including, for example, non-U.S. persons, insurance companies, dealers, brokers or traders in securities or currencies, tax-exempt organizations, financial institutions, persons who own, or are deemed to own, at least 10% or more, by voting power or value, of Ingersoll Rand ordinary shares, pass-through entities and investors in such entities, holders who have a functional currency other than the U.S. dollar, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation). Moreover, this summary does not address the U.S. federal income tax consequences to Ingersoll Rand shareholders who do not hold Ingersoll Rand ordinary shares as capital assets.
INGERSOLL RAND SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE SPIN-OFF TO THEM, INCLUDING THE EFFECT OF ANY IRISH, U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS OR U.S. TAX LAWS, OTHER THAN THOSE RELATING TO INCOME TAXES, AND OF CHANGES IN APPLICABLE TAX LAWS.
Ingersoll Rand has received the IRS Ruling substantially to the effect that, among other things, the distribution of our ordinary shares, together with certain related transactions, will qualify under Sections 355 and 368(a) of the Code as tax-free to the holders of Ingersoll Rand ordinary shares, except to the extent of cash received in lieu of fractional shares, as well as tax-free to Ingersoll Rand. In addition, the spin-off is conditioned (unless waived by Ingersoll Rand) on the receipt of opinions from Ingersoll Rand’s tax adviser, Simpson Thacher & Bartlett LLP, in form and substance satisfactory to Ingersoll Rand, substantially to the effect that certain requirements, including certain requirements that the IRS will not rule on, necessary to obtain tax-free treatment have been satisfied, such that the distribution, together with certain related transactions, will receive tax-free treatment under Section 355 of the Code. Assuming the distribution qualifies under Section 355 of the Code as tax-free:

•	no gain or loss will be recognized by, and no amount will be included in the income of, holders of Ingersoll Rand ordinary shares upon their receipt of our ordinary shares in the distribution;

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the basis of Ingersoll Rand ordinary shares immediately before the distribution will be allocated between the Ingersoll Rand ordinary shares and our ordinary shares received in the distribution, in proportion to their relative fair market values at the time of the distribution;

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the holding period of our ordinary shares received by each Ingersoll Rand shareholder will include the period during which the shareholder held the Ingersoll Rand ordinary shares on which the distribution is made, provided that the Ingersoll Rand ordinary shares are held as a capital asset on the distribution date;

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any cash received in lieu of fractional share interests in our ordinary shares will give rise to a taxable gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional share interests, determined as described above, and such gain will be a capital gain or loss if the Ingersoll Rand ordinary shares on which the distribution is made are held as a capital asset on the distribution date; and

•	no gain or loss will be recognized by Ingersoll Rand upon the distribution of our ordinary shares.
U.S. Treasury regulations require certain shareholders that receive stock in a spin-off to attach to their respective U.S. federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the spin-off. Shortly after the distribution, Ingersoll Rand will provide shareholders who receive our ordinary shares in the distribution with the information necessary to comply with that requirement, as well as information to help shareholders allocate their stock basis between their Ingersoll Rand ordinary shares and the Allegion ordinary shares.
The IRS Ruling is, and the opinions of Simpson Thacher & Bartlett LLP will be, conditioned on the truthfulness and completeness of certain factual statements and representations provided by Ingersoll Rand and us. If those factual statements and representations are or become incomplete or untrue, the IRS Ruling could become inoperative and Ingersoll Rand’s tax adviser’s conclusions may be or may become incorrect. Ingersoll Rand and we have reviewed the statements of fact and representations on which the IRS Ruling and the opinions of Ingersoll Rand’s tax adviser will be based, and neither Ingersoll Rand nor we are aware of any facts or circumstances that would cause any of the statements of fact or representations to be incomplete or untrue. Each of Ingersoll Rand and us have agreed to some restrictions on our future actions to provide further assurance that the distribution will qualify as a tax-free distribution under Section 355 of the Code.
As discussed above, certain requirements necessary to obtain tax-free treatment for the distribution of our ordinary shares, together with certain related transactions, that are not covered in the IRS Ruling are expected to be addressed in the opinions of Simpson Thacher & Bartlett LLP. Such opinions are not binding on the IRS. Accordingly, on audit the IRS may reach conclusions with respect to such transactions that are different from the conclusions reached in the opinions.
If the distribution does not qualify under Section 355 of the Code, each holder of Ingersoll Rand ordinary shares receiving our ordinary shares in the distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of our ordinary shares received, which would result in:

•	a taxable dividend to the extent of the shareholder’s pro rata share of Ingersoll Rand’s current and accumulated earnings and profits;

•	a reduction in the shareholder’s basis in Ingersoll Rand ordinary shares to the extent the amount received exceeds such shareholder’s share of earnings and profits;

•
taxable gain from the exchange of Ingersoll Rand ordinary shares to the extent the amount received exceeds both the shareholder’s share of earnings and profits and the shareholder’s basis in Ingersoll Rand ordinary shares; and

•	basis in our stock equal to its fair market value on the distribution date.
Under certain circumstances, Ingersoll Rand could recognize taxable gain as a result of the distribution. These circumstances include the following:

•	the distribution does not qualify as tax-free under Section 355 of the Code; and

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there are one or more acquisitions (including issuances) of either our stock or the stock of Ingersoll Rand, representing 50% or more, measured by vote or value, of the then-outstanding stock of that corporation, and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any such acquisition of our stock or the stock of Ingersoll Rand within two years before or after the distribution (with exceptions, including public trading by less-than-5% shareholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted.

The amount of such gain could result in a significant U.S. federal income tax liability to Ingersoll Rand or us. We will agree to indemnify Ingersoll Rand for any tax liabilities of Ingersoll Rand resulting from the distribution under certain circumstances. Our obligation to indemnify Ingersoll Rand may discourage, delay or prevent a change of control of our company. In addition, under U.S. Treasury regulations, each member of each of Ingersoll Rand’s U.S. consolidated tax return groups at the time of the spin-off would be severally liable to the IRS for the tax liabilities of the group of which it is a member. The resulting tax liability may have a material adverse effect on both our and Ingersoll Rand’s business, financial condition, results of operations and cash flows.
The preceding summary of material U.S. federal income tax consequences of the spin-off is for general informational purposes only. Ingersoll Rand shareholders should consult their own tax advisers as to the tax consequences of the spin-off to them in light of their particular circumstances, including the application and effect of any Irish, U.S. federal, state, local or non-U.S. tax laws and of changes in applicable tax laws.
Irish Tax Consequences of the Spin-Off
The following is a summary of the material Irish tax consequences for certain beneficial owners of Ingersoll Rand ordinary shares who receive Allegion ordinary shares pursuant to the distribution and who are the beneficial owners of such Allegion ordinary shares. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each of the shareholders. The summary is based upon Irish tax laws and the practice of Irish Revenue in effect on the date of this Information Statement and, in particular, relies upon the opinion from Irish Revenue relating to the tax-free nature of the distribution and the treatment of any dividends paid by us and any transfers of Allegion shares following the spin-off under Irish tax law. Changes in law and/or administrative practice may result in alteration of the tax considerations described below.
The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and shareholders should consult their own tax advisers about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the spin-off and of the acquisition, ownership and disposal of our ordinary shares. The summary applies only to shareholders who will own our ordinary shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired our ordinary shares by virtue of an Irish office or employment (performed or carried on in Ireland).
Irish Tax on Chargeable Gains
Non-resident Shareholders. The rate of tax on chargeable gains (where applicable) in Ireland is 33%. Our shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade or business carried on by such shareholders through an Irish branch or agency will not be liable for Irish tax on chargeable gains realized on a subsequent disposal of our ordinary shares.
Ingersoll Rand shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade or business carried on by such shareholders through an Irish branch or agency will not be subject to Irish tax on chargeable gains on the receipt of Allegion ordinary shares pursuant to the spin-off.
Irish Resident Shareholders. Our shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or that hold their shares in connection with a trade or business carried on by such persons through an Irish branch or agency will, subject to the availability of any exemptions and reliefs, be subject to Irish tax on chargeable gains arising on a subsequent disposal of our ordinary shares.
Ingersoll Rand shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or shareholders that hold their shares in connection with a trade or business carried on by such persons through an Irish branch or agency, will not be subject to Irish tax on chargeable gains on the receipt of Allegion ordinary shares pursuant to the spin-off but will rather be treated for Irish tax purposes as having acquired their shares in Allegion at the same time and for the same cost as they acquired their original shares in Ingersoll Rand. Such shareholders may, however, be subject to Irish tax on chargeable gains on the receipt of any cash in lieu of fractional shares pursuant to the spin-off as they will be deemed to have made a part disposal of their shares in Ingersoll Rand.
Stamp Duty
The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises, it is generally a liability of the transferee.
The distribution will be exempt from the charge to Irish stamp duty.
Irish stamp duty may, depending on the manner in which the shares in Allegion are held, be payable in respect of transfers of Allegion ordinary shares after the spin-off.
Shares Held Through DTC. A transfer of our ordinary shares effected by means of the transfer of book entry interests in The Depository Trust Company (“DTC”) will not be subject to Irish stamp duty. On the basis that most of our ordinary shares are expected to be held through DTC, it is anticipated that most transfers of ordinary shares will be exempt from Irish stamp duty.
Shares Held Outside of DTC or Transferred Into or Out of DTC. A transfer of our ordinary shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. Shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided:

•	there is no change in the beneficial ownership of such shares; and

•	at the time of the transfer into DTC there is no agreement in place for the sale of the shares by the beneficial owner to a third party.
Due to the potential Irish stamp charge on transfers of our ordinary shares, it is strongly recommended that any person who wishes to acquire our ordinary shares after the spin-off acquires such shares through DTC (or through a broker who in turn holds such shares through DTC).
We currently intend to pay (or cause one of our affiliates to pay) stamp duty, if any, in connection with share transfers made in the ordinary course of trading by a seller who holds shares directly to a buyer who will hold the acquired shares beneficially. In other cases we may, in our absolute discretion, pay (or cause one of our affiliates to pay) any stamp duty. Our Articles of Association as they will be in effect after the distribution provide that, in the event of any such payment, we (i) may seek reimbursement from the buyer, (ii) will have a lien against the Allegion ordinary shares acquired by such buyer and any dividends paid on such shares and (iii) may set-off the amount of the stamp duty against future dividends on such shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Allegion ordinary shares has been paid unless one or both of such parties is otherwise notified by us.
Withholding Tax on Dividends
Distributions made by us will, in the absence of one of many exemptions, be subject to Irish dividend withholding tax (“DWT”) at a rate of 20%.
For DWT purposes, a distribution includes any distribution that may be made by us to our shareholders, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption does not apply in respect of a distribution made to a particular shareholder, we are responsible for withholding DWT prior to making such distribution.

General Exemptions. Irish domestic law provides that a non-Irish resident shareholder is not subject to DWT on dividends received from us if such shareholder is beneficially entitled to the dividend and is either:

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an individual resident for tax purposes in a “relevant territory” (including the U.S.) and is neither resident nor ordinarily resident in Ireland (for a list of “relevant territories” for DWT purposes, please see Annex A to this Information Statement);

•	a company resident for tax purposes in a “relevant territory,” provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

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a company, wherever resident, that is controlled, directly or indirectly, by persons resident in a “relevant territory” and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a “relevant territory”;

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a company, wherever resident, whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a recognized stock exchange either in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance; or

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a company, wherever resident, that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance;

and provided, in all cases noted above, the shareholder has furnished the relevant Irish Revenue’s DWT forms (the “DWT Forms”) to:

•	its broker (and the relevant information is further transmitted to us or any qualifying intermediary appointed by us) before the record date for the dividend if its shares are held through DTC, or

•	our transfer agent at least seven business days before such record date if its shares are held outside of DTC.
Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html.
For shareholders that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.
Shares Held by U.S. Resident Shareholders. Dividends paid in respect of our ordinary shares that are owned by U.S. residents and held through DTC will not be subject to DWT provided the addresses of the beneficial owners of such shares in the records of the broker holding such shares are in the U.S. It is strongly recommended that such shareholders ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by us).
Dividends paid in respect of our ordinary shares that are owned by residents of the U.S. and held outside of DTC will not be subject to DWT if such shareholders provide a completed Form 6166 or DWT Form to Computershare, our transfer agent, to confirm their U.S. residence at least seven business days before the record date for the first dividend payment to which they are entitled. It is strongly recommended that such shareholders complete a Form 6166 or DWT Form (as applicable) and provide it to our transfer agent as soon as possible after acquiring their shares.
If any shareholder that is resident in the U.S. receives a dividend from which DWT has been withheld, the shareholder may be entitled to apply for a refund of such DWT from Irish Revenue.
Shares Held by Residents of “Relevant Territories” Other than the U.S. Shareholders that are residents of “relevant territories,” other than the U.S. and regardless of when such shareholders acquired their shares, must satisfy the conditions of one of the exemptions referred to above under the heading “- General Exemptions,” including the requirement to furnish completed DWT Forms, in order to receive dividends without them being subject to DWT. If such shareholders hold their shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled. If such shareholders hold their shares outside of DTC, they must provide the appropriate DWT Forms to our transfer agent at least seven business days before such record date. It is strongly recommended that such shareholders complete the appropriate DWT Forms and provide them to their brokers or our transfer agent, Computershare, as the case may be, as soon as possible.
If any shareholder who is resident in a “relevant territory” receives a dividend from which DWT has been withheld, the shareholder may be entitled to a refund of DWT from Irish Revenue.
Shares Held by Residents of Ireland. Most Irish tax resident or ordinarily resident shareholders will be subject to DWT in respect of dividends paid on our ordinary shares.
Shareholders that are residents of Ireland, but are entitled to receive dividends without DWT, must complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent, Computershare, at least seven business days before such record date (in the case of shares held outside of DTC).
Shares Held by Other Persons. Our shareholders that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any shareholders are exempt from DWT, but receive dividends subject to DWT, such shareholders may apply for refunds of such DWT from Irish Revenue.
Shares Held by Existing Ingersoll Rand Shareholders. To the extent that existing Ingersoll Rand shareholders resident in the U.S. or another relevant territory have previously provided our transfer agent, Computershare, or any qualifying intermediary appointed by us with appropriate forms or addresses to support their claim for an exemption from Irish DWT in respect of their shareholding in Ingersoll Rand, Computershare and that qualifying intermediary (and any other qualifying intermediary in the payment chain) can rely upon these forms and addresses and will not be required to obtain new documentation from such shareholders until these forms have expired or these addresses have changed (except that in the case of shareholders who are residents of the U.S. and who hold their shares outside of DTC, such shareholders will only be able to rely on their completed W-9 forms until December 31, 2018 but only where they continue to reside in the United States).
Qualifying Intermediary. Prior to paying any dividend, we will put in place an agreement with an entity that is recognized by Irish Revenue as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of our ordinary shares that are held through DTC (the “Deposited Securities”). The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after we deliver or cause to be delivered to the qualifying intermediary the cash to be distributed.
We will rely on information received directly or indirectly from our qualifying intermediary, brokers and our transfer agent in determining where shareholders reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms. Shareholders that are required to file DWT Forms in order to receive dividends free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth full year after the year of issue of the forms.
Income Tax on Dividends Paid on Allegion Shares
Irish income tax may arise for certain persons in respect of dividends received from Irish resident companies.
A shareholder that is not resident or ordinarily resident in Ireland and that is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge on a dividend from us. An exception to this position may apply where such shareholder holds our ordinary shares through a branch or agency in Ireland through which a trade is carried on.
A shareholder that is not resident or ordinarily resident in Ireland and that is not entitled to an exemption from DWT generally has no additional Irish income tax liability or a liability to the universal social charge. The DWT deducted by us discharges the liability to income tax. An exception to this position may apply where the shareholder holds our ordinary shares through a branch or agency in Ireland through which a trade is carried on.
Irish resident or ordinarily resident shareholders may be subject to Irish tax and/or the universal social charge and/or PRSI on dividends received from us.
Capital Acquisitions Tax
Irish Capital Acquisitions Tax (“CAT”) could apply to a gift or inheritance of Irish situate shares irrespective of the place of residence, ordinary residence or domicile of the parties. Our ordinary shares may be regarded as property situated in Ireland as our share register must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.
CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (1) the relationship between the donor and the donee and (2) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €225,000 in respect of taxable gifts or inheritances received from their parents. Our shareholders should consult their own tax advisers as to whether CAT is creditable or deductible in computing any domestic tax liabilities.
THE IRISH TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY.
Results of the Spin-Off
After the spin-off, we will be an independent, publicly-traded company. Immediately following the distribution, we expect to have approximately 4,200 record holders of our ordinary shares and approximately 96.2 million ordinary shares outstanding, based on the number of shareholders and outstanding ordinary shares of Ingersoll Rand on October 1, 2013. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of outstanding options, repurchases of Ingersoll Rand ordinary shares, and issuances of Ingersoll Rand ordinary shares in respect of employer or employee contributions under Ingersoll Rand’s benefit plans between October 1, 2013 and the record date for the distribution.
For information regarding options to purchase shares of our ordinary shares that will be outstanding after the distribution, see “Capitalization,” “Certain Relationships and Related Party Transactions - Agreements with Ingersoll Rand Related to the Spin-Off - Employee Matters Agreement” and “Management.”
Before the spin-off, we will enter into several agreements with Ingersoll Rand to effect the spin-off and provide a framework for our relationship with Ingersoll Rand after the spin-off. These agreements will govern the relationship between us and Ingersoll Rand after completion of the spin-off and provide for the allocation between us and Ingersoll Rand of Ingersoll Rand’s assets, liabilities, rights and obligations. See “Certain Relationships and Related Party Transactions - Agreements with Ingersoll Rand Related to the Spin-Off.”
Trading Market
We anticipate that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our ordinary shares. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for our ordinary shares that will be distributed to Ingersoll Rand shareholders on the distribution date. Any Ingersoll Rand shareholder who owns ordinary shares at the close of business on the record date will be entitled to our ordinary shares distributed in the spin-off. Ingersoll Rand shareholders may trade this entitlement to our ordinary shares, without the ordinary shares of Ingersoll Rand they own, on the when-issued market. We expect that on the first trading day following the distribution date when-issued trading with respect to our ordinary shares will end and “regular-way” trading will begin.
Following the distribution date, we expect our ordinary shares to be listed on the NYSE under the ticker symbol “ALLE.” We will announce the when-issued ticker symbol when and if it becomes available.
We also anticipate that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in Ingersoll Rand ordinary shares: a “regular-way” market and an “ex-distribution” market. Ingersoll Rand ordinary shares that trade on the regular-way market will trade with an entitlement to our ordinary shares to be distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to our ordinary shares to be distributed pursuant to the distribution. Therefore, if Ingersoll Rand ordinary shares are sold in the regular-way market up to and including the distribution date, the selling shareholder’s right to receive our ordinary shares in the distribution will be sold as well. However, if Ingersoll Rand shareholders own Ingersoll Rand ordinary shares at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, the selling shareholders will still receive the Allegion ordinary shares that they would otherwise receive pursuant to the distribution.
Incurrence of Debt
We expect to have approximately $1.3 billion of indebtedness at the time of the spin-off, the net proceeds of which will be distributed to Ingersoll Rand. In addition, we expect to have a senior secured revolving credit facility permitting borrowings of up to $500 million. See “Description of Material Indebtedness.”
Conditions to the Spin-Off
We expect that the spin-off will be effective as of [ ], New York time, on [ ], 2013, the distribution date, provided that the following conditions shall have been satisfied or waived by Ingersoll Rand:

•
our Registration Statement on Form 10, of which this Information Statement forms a part, shall have been declared effective by the SEC, no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this Information Statement, or a Notice of Internet Availability of Information Statement Materials, shall have been mailed to the Ingersoll Rand shareholders;

•	Allegion ordinary shares shall have been approved for listing on the NYSE, subject to official notice of distribution;

•
the IRS Ruling, to the effect, among other things, that the distribution, together with certain related transactions, will qualify as tax-free under Sections 355 and 368(a) of the Code, shall remain in effect as of the distribution date;

•
Ingersoll Rand shall have obtained opinions from its tax adviser, Simpson Thacher & Bartlett LLP, in form and substance satisfactory to Ingersoll Rand, as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to qualify as tax-free under Section 355 of the Code upon which the IRS will not rule;

•
prior to the distribution date, Ingersoll Rand’s Board of Directors shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to Ingersoll Rand, with respect to the capital adequacy and solvency of Ingersoll Rand and us;

•	all regulatory approvals and other consents necessary to consummate the distribution shall have been received;

•
no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be pending, threatened, issued or in effect, and no other event outside the control of Ingersoll Rand shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution;

•
no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of Ingersoll Rand, would result in the distribution having a material adverse effect on Ingersoll Rand or its shareholders;

•
the financing transactions described in “Description of Material Indebtedness” and elsewhere in this Information Statement as having occurred prior to the distribution shall have been consummated on or prior to the distribution;

•
the internal reorganization shall have been completed, except for such steps as Ingersoll Rand in its sole discretion shall have determined may be completed after the distribution date or, alternatively, such steps as cannot be completed until after the distribution date for local regulatory reasons;

•
Ingersoll Rand shall have taken all necessary action, in the judgment of the Board of Directors of Ingersoll Rand, to cause our Board of Directors to consist of the individuals identified in this Information Statement as our directors;

•
all necessary actions shall have been taken to adopt the form of amended and restated Memorandum and Articles of Association we file with the SEC as exhibits to the Registration Statement on Form 10, of which this Information Statement forms a part;

•	the Board of Directors of Ingersoll Rand shall have approved the distribution, which approval may be given or withheld at its absolute and sole discretion; and

•
each of the Separation and Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement, the Intellectual Property License Agreement and the other ancillary agreements shall have been executed by each party.

The fulfillment of the foregoing conditions will not create any obligation on Ingersoll Rand’s part to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, the receipt and effectiveness of the IRS Ruling, approval for listing on the NYSE and the declaration of effectiveness of the Registration Statement on Form 10 by the SEC, in connection with the distribution. Ingersoll Rand has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Ingersoll Rand determines, in its sole discretion, that the spin-off is not then in the best interests of Ingersoll Rand or its shareholders or other constituents, that a sale or other alternative is in the best interests of Ingersoll Rand or its shareholders or other constituents or that it is not advisable to separate the commercial and residential security businesses from Ingersoll Rand at that time.
Reason for Furnishing this Information Statement
This Information Statement is being furnished solely to provide information to Ingersoll Rand’s shareholders that are entitled to receive our ordinary shares in the spin-off. This Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Ingersoll Rand nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

DIVIDENDS

Dividend Policy
Following the distribution, we expect to pay regular dividends. The recommendation, declaration, amount and payment of any dividend in the future by us will be subject to the sole discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, future prospects and capital requirements of our business, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints, income tax consequences, industry practice and other factors that our Board of Directors may deem relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. There can also be no assurance that the combined annual dividends on Ingersoll Rand ordinary shares and our ordinary shares after the spin-off, if any, will be equal to the annual dividends on Ingersoll Rand ordinary shares prior to the spin-off.
Creation of Distributable Reserves
Under Irish law, we require “distributable reserves” in Allegion plc’s unconsolidated balance sheet prepared in accordance with the Irish Companies Acts and Generally Accepted Accounting Principles in Ireland to enable us to make distributions to our shareholders (including by way of the payment of cash dividends or share repurchases). See “Description of Our Share Capital - Dividends” and “Description of Our Share Capital - Share Repurchases and Redemptions.”
Immediately following the spin-off, Allegion plc’s unconsolidated balance sheet will not contain any distributable reserves, and the “capital and reserves” in such balance sheet will be comprised entirely of “share capital” (equal to the aggregate par value of our ordinary shares issued in the distribution) and “share premium” (resulting from the issuance of our ordinary shares in the distribution and equal to (a) the aggregate fair value of our outstanding ordinary shares immediately following the distribution less (b) the share capital). We therefore will not have the ability to pay dividends (or make other forms of distributions) immediately following the distribution. We expect the initial shareholders of Allegion to pass a resolution prior to the distribution that would (subject to the approval of the High Court of Ireland) create distributable reserves following the distribution by converting to distributable reserves up to all of the share premium of Allegion plc.
We will seek to obtain the approval of the High Court of Ireland, which is required for the creation of distributable reserves to be effective, as soon as practicable following the distribution. We expect to obtain approval of the High Court of Ireland within approximately three months of the consummation of the distribution, but whether and when we receive such approval depends on a number of factors, such as the case load of the High Court of Ireland at the time of our initial application, and court vacations.
Until we obtain the High Court of Ireland approval or we create distributable reserves as a result of the profitable operation of our business, we will not have sufficient distributable reserves to make distributions by way of dividends, share repurchases or otherwise. Although we are not aware of any reason why the High Court of Ireland would not approve the creation of distributable reserves, there is no guarantee that we will obtain such approval.

CAPITALIZATION
The following table sets forth the unaudited cash and capitalization of Allegion as of September 30, 2013 on a historical basis and on a pro forma basis to give effect to the spin-off and the related transactions and events described in the notes to our unaudited pro forma condensed balance sheet as if the spin-off and related transactions and events, including our financing transactions, had occurred on September 30, 2013 . You can find an explanation of the pro forma adjustments made to our historical combined financial statements under “Unaudited Pro Forma Condensed Combined Financial Statements.” You should review the following table in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and accompanying notes included elsewhere in this Information Statement.

	As of September 30, 2013
In millions	Historical (Unaudited)	Pro Forma, as adjusted (Unaudited)
Cash and cash equivalents	$368.5	$127.0

Indebtedness:
Short-term borrowings and current maturities of long-term debt	$2.1	$22.8
Revolving credit facility(1)	—	—
Term Loan A(2)	—	479.0
Term Loan B(2)	—	495.0
Senior notes(3)	—	300.0
Other long-term debt, including capital leases	2.7	2.7
Long-term debt	2.7	1,276.7
Total indebtedness	$4.8	$1,299.5
Equity:
Ordinary shares, $0.01 par value	—	1.0
Capital in excess of par value	—	—
Parent company investment	1,324.8	(160.8)
Accumulated other comprehensive earnings (losses)	(56.4)	(97.3)
Noncontrolling interest	32.6	32.6
Total equity	$1,301.0	$(224.5)

Total capitalization	$1,305.8	$1,075.0

(1)We expect to enter into a senior secured revolving credit facility of $500 million maturing in 2018. We expect our senior secured revolving credit facility to be undrawn upon the completion of the spin-off. See “Description of Material Indebtedness.”

(2)We expect to enter into a $500 million Term Loan A Facility due 2018 and $500 million Term Loan B Facility due 2020. See “Description of Material Indebtedness.”

(3)On October 4, 2013, we issued $300 million of 5.75% senior notes due 2021. See “Description of Material Indebtedness.”

SELECTED HISTORICAL COMBINED FINANCIAL DATA
The following table presents our selected historical combined financial data as of September 30, 2013 , and for the nine months ended September 30, 2013 and 2012, and as of and for each of the fiscal years in the five-year period ended December 31, 2012. We derived the selected historical combined financial data as of September 30, 2013 and for the nine months ended September 30, 2013 and 2012 from our unaudited condensed combined financial statements included elsewhere in this Information Statement. We derived the selected historical combined financial data as of December 31, 2012 and 2011, and for each of the fiscal years in the three-year period ended December 31, 2012, from our audited combined financial statements included elsewhere in this Information Statement. We derived the selected historical combined financial data as of December 31, 2010, and as of and for the fiscal years ended December 31, 2009 and 2008, from our unaudited combined financial statements that are not included in this Information Statement. In our management’s opinion, the unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented.
Our historical combined financial statements include certain expenses of Ingersoll Rand that were allocated to us for certain corporate functions, including finance, information technology, legal, human resources, integrated supply chain and marketing. These costs may not be representative of the future costs we will incur as an independent, publicly-traded company. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our spin-off from Ingersoll Rand, including changes in the financing, operations, cost structure and personnel needs of our business. Our combined financial statements also do not reflect the allocation of certain assets and liabilities between Ingersoll Rand and us as reflected under “Unaudited Pro Forma Condensed Combined Financial Statements” included elsewhere in this Information Statement. Consequently, the financial information included here may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly-traded company during the periods presented.
You should read the selected historical combined financial data presented below in conjunction with our audited and unaudited combined financial statements and accompanying notes, “Unaudited Pro Forma Condensed Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Information Statement.

	As of and for the Nine Months Ended September 30			As of and for the Years Ended December 31
In millions	2013		2012	2012	2011	2010	2009	2008
Net revenues	$1,542.9		$1,500.4	$2,046.6	$2,021.2	$1,967.7	$2,038.8	$2,413.9

Net earnings (loss) attributable to Allegion:
Continuing operations (a)	21.9	(b)	162.4	222.3	225.4	194.3	180.4	(77.0)	(c)
Discontinued operations	(0.3)		(1.5)	(2.7)	(7.3)	(2.5)	(3.0)	0.6

Total assets	1,925.1			1,983.8	2,036.2	2,052.5	2,016.2	1,979.2

Total debt, including capital leases	4.8			5.0	4.9	6.2	7.9	10.5

Total Parent Company equity	1,268.4			1,343.2	1,413.8	1,457.4	1,378.8	1,367.6
(a) Net earnings from continuing operations includes $132.5 million and $103.1 million of centrally managed service costs and corporate allocations from Ingersoll Rand for the nine months ended September 30, 2013 and 2012, respectively. Net earnings from continuing operations includes $176.7 million, $160.5 million, $157.8 million, $160.9 million and $143.2 million of centrally managed service costs and corporate allocations from Ingersoll Rand for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.
(b) 2013 Net earnings (loss) from continuing operations include an after-tax, non-cash impairment charge of $131.2 million related to goodwill.
(c) 2008 Net earnings (loss) from continuing operations include an after-tax, non-cash impairment charge of $357 million related to goodwill, indefinite-lived intangible assets and marketable securities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
The following unaudited pro forma condensed combined financial statements are derived from the historical combined financial statements of Allegion prepared in accordance with U.S. generally accepted accounting principles, which are included elsewhere in this Information Statement.
The unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2012 and the nine months ended September 30, 2013 give effect to the spin-off and related transactions as if they had occurred on January 1, 2012, the first day of fiscal year 2012. The unaudited pro forma condensed combined balance sheet as of September 30, 2013 gives effect to the spin-off and related transactions as if they had occurred on September 30, 2013 . These unaudited pro forma condensed combined financial statements include adjustments to reflect the following:

•	the inclusion of $1.3 billion of debt;

•	the cash distribution of the net debt proceeds to Ingersoll Rand;

•	the issuance of approximately 96.2 million of our $0.01 par value ordinary shares; and

•
assets, liabilities and related expenses assumed from, or transferred to, Ingersoll Rand that were excluded/included in our historical combined financial statements; including those related to the Tax Matters Agreement described under "Certain Relationships and Related Party Transactions."

Ingersoll Rand currently provides certain centrally managed services and corporate function support to us primarily in the areas of finance, information technology, employee benefits, legal, human resources, integrated supply chain, and marketing. Costs associated with centrally managed services have been billed to us on the basis of direct usage. Historical Ingersoll Rand corporate overhead has generally been allocated to us on the basis of revenue, assets, payroll expense, and selling and administrative expenses. Incremental corporate costs have been allocated to us on a similar basis. The total cost of these allocations from Ingersoll Rand was:

In millions	For the Nine Months Ended September 30, 2013	For the Year Ended December 31, 2012
Centrally managed service costs	$72.6	$94.8
Historical Ingersoll Rand corporate overhead allocations	35.1	53.5
Incremental corporate costs not previously allocated to businesses	24.8	28.4
Total	$132.5	$176.7
Management believes that such centrally managed service costs and allocations are reasonable; however, they may not be indicative of the financial position, results of operations and cash flows that would have been achieved had we operated as an independent, publicly-traded company for the periods presented. We anticipate that our total annual costs for these functions, together with costs of functioning as an independent, publicly-traded company, will approximate historical cost allocations. Therefore, no cost changes have been reflected in our historical combined financial statements or in our pro forma condensed combined statements of operations. Further, we expect that the costs for any services provided under our transition services agreement with Ingersoll Rand will be comparable to those included in our historical combined financial statements for similar services in prior periods. Therefore, no pro forma adjustments have been reflected with respect to transition services as we do not expect these adjustments to have a significant effect on our financial statements.
The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.
The following unaudited pro forma condensed combined financial statements should be read in conjunction with the historical combined financial statements of Allegion, the accompanying notes to those financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. The statements are not necessarily indicative of our results of operations or financial condition had the spin-off been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had we been operating as an independent, publicly-traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

Allegion
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2012

In millions, except per share data	Allegion	Pro Forma Adjustments		Pro Forma
Net revenues	$2,046.6	$—		$2,046.6
Cost of goods sold	(1,220.6)	(0.5)	(a)	(1,221.1)
Selling and administrative expenses	(457.4)	(0.2)	(a)	(457.6)
Operating income	368.6	(0.7)		367.9
Interest expense	(1.5)	(49.7)	(a)(b)	(51.2)
Other, net	(3.2)	2.0	(a)	(1.2)
Earnings before income taxes	363.9	(48.4)		315.5
Provision for income taxes	(135.9)	15.6	(a)(c)	(120.3)
Earnings from continuing operations	228.0	(32.8)		195.2
Less: Net earnings from continuing operations attributable to noncontrolling interests	(5.7)	—		(5.7)
Earnings from continuing operations attributable to Allegion	$222.3	$(32.8)		$189.5
Pro forma earnings per share from continuing operations attributable to Allegion:
Basic (d)				$1.87
Diluted (e)				$1.87
Pro forma weighted-average shares outstanding:
Basic (d)				101.3
Diluted (e)				101.4
See accompanying notes to unaudited pro forma condensed combined financial statements

Allegion
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2013

In millions, except per share data	Allegion	Pro Forma Adjustments		Pro Forma
Net revenues	$1,542.9	$—		$1,542.9
Cost of goods sold	(899.8)	(0.5)	(a)	(900.3)
Selling and administrative expenses	(359.5)	(0.1)	(a)	(359.6)
Asset impairment	(137.6)	—		(137.6)
Operating income	146.0	(0.6)		145.4
Interest expense	(1.4)	(36.4)	(a)(b)	(37.8)
Other, net	(6.9)	(0.2)	(a)	(7.1)
Earnings before income taxes	137.7	(37.2)		100.5
Provision for income taxes	(101.9)	14.7	(a)(c)	(87.2)
Earnings from continuing operations	35.8	(22.5)		13.3
Less: Earnings from continuing operations attributable to noncontrolling interests	(13.9)	—		(13.9)
Earnings from continuing operations attributable to Allegion	$21.9	$(22.5)		$(0.6)
Pro forma earnings per share from continuing operations attributable to Allegion:
Basic (d)				$(0.01)
Diluted (e)				$(0.01)
Pro forma weighted-average shares outstanding:
Basic (d)				98.6
Diluted (e)				98.7
See accompanying notes to unaudited pro forma condensed combined financial statements

Allegion
Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2013

In millions, except share and per share data	Allegion	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$368.5	$(241.5)	(f)(g)	$127.0
Accounts receivable from third parties, net	306.4	—		306.4
Costs in excess of billings on uncompleted contracts	118.7	—		118.7
Inventories	163.2	—		163.2
Other current assets	46.3	—		46.3
Total current assets	1,003.1	(241.5)		761.6
Property, plant and equipment, net	206.6	—		206.6
Goodwill	505.4	—		505.4
Intangible assets, net	145.4	—		145.4
Other noncurrent assets	64.6	110.1	(a)(g)	174.7
Total assets	$1,925.1	$(131.4)		$1,793.7
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$209.6	$—		$209.6
Accrued compensation and benefits	61.5	—		61.5
Accrued expenses and other current liabilities	98.4	—		98.4
Short-term borrowings and current maturities of long-term debt	2.1	20.7	(a)(g)	22.8
Total current liabilities	371.6	20.7		392.3
Long-term debt	2.7	1,274.0	(g)	1,276.7
Postemployment and other benefit liabilities	139.9	16.4	(a)	156.3
Deferred and noncurrent income taxes	95.0	13.0	(a)(c)	108.0
Other noncurrent liabilities	14.9	70.0	(a)	84.9
Total liabilities	624.1	1,394.1		2,018.2
Equity:
Allegion shareholders’ equity
Preferred shares $0.001 par value; 10,000,000 authorized 0 issued and outstanding on a pro forma basis	—	—		—
Ordinary shares $0.01 par value; 400,000,000 authorized 96,200,000 issued and outstanding on a pro forma basis	—	1.0	(h)	1.0
Capital in excess of par value	—	—	(i)	—
Parent company investment (deficit)	1,324.8	(1,485.6)	(i)	(160.8)
Accumulated other comprehensive income (loss)	(56.4)	(40.9)	(a)	(97.3)
Total parent company investment (deficit) / Allegion shareholders’ equity	1,268.4	(1,525.5)		(257.1)
Noncontrolling interest	32.6	—		32.6
Total equity	1,301.0	(1,525.5)		(224.5)
Total liabilities and equity	$1,925.1	$(131.4)		$1,793.7

See accompanying notes to unaudited pro forma condensed combined financial statements

Allegion
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(a)
While our historical combined financial statements reflect the allocation to us of certain assets and liabilities from Ingersoll Rand, as of the spin-off date, we anticipate assuming from, and transferring to, Ingersoll Rand certain assets, liabilities and related expenses that were excluded/included in our historical combined financial statements. We anticipate assuming from Ingersoll Rand approximately $16.4 million of net liabilities, $3.8 million of deferred tax assets and $40.9 million of accumulated other comprehensive loss related to defined benefit pension plans and transferring to Ingersoll Rand approximately $1.8 million of liabilities and $0.1 million of interest expense related to short-term borrowings. Additionally, we have reflected an increase of approximately $80.6 million to other noncurrent assets, $13.0 million to deferred and noncurrent income taxes and $70.0 million to other noncurrent liabilities related to the transfer of certain tax assets and liabilities and establishment of indemnifications to/from Ingersoll Rand, as defined by the Tax Matters Agreement to be entered into with Ingersoll Rand. These adjustments result in a net increase in Parent company investment of $27.7 million from Ingersoll Rand. We have also reflected approximately $0.7 million of net benefit and $1.2 million of net expense for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, related to this agreement. The actual indemnification amounts due to/from Ingersoll Rand under this agreement could vary depending upon the outcome of unresolved tax matters, which may not be resolved for several years. There may be additional assets, liabilities or related expenses transferred to or from us in the spin-off for which the transfer has not been finalized.

(b)
Represents interest expense, amortization of debt issuance costs and amortization of original issue discounts related to the $1.3 billion of debt and $500 million senior secured revolving credit facility described in (g). We have reflected a weighted-average interest rate on the debt of approximately 3.5%, resulting in pro forma interest expense related to this debt, excluding amortization of debt issuance costs and amortization of original issues discounts, of approximately $45.0 million for the year ended December 31, 2012 and $31.8 million for the nine months ended September 30, 2013.

(c)
Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rate. The effective tax rate of Allegion could be different (either higher or lower) depending on activities subsequent to the spin-off. The impacts of pro forma adjustments on long-term deferred tax assets and liabilities were offset against existing long-term deferred tax assets and liabilities reflected in our historical combined balance sheet based on jurisdiction.

(d)
Pro forma basic earnings per share from continuing operations and pro forma weighted-average basic shares outstanding are based on the number of Ingersoll Rand weighted-average basic shares outstanding for the year ended December 31, 2012 and for the nine months ended September 30, 2013 as adjusted for an expected distribution ratio of one ordinary share of Allegion for every three ordinary shares of Ingersoll Rand.

(e)
Pro forma diluted earnings per share from continuing operations and pro forma weighted-average diluted shares outstanding, after giving effect to the distribution described in (d), reflect potential dilution from the issuance of Ingersoll Rand’s equity plans awarded to Allegion employees.

(f)
Reflects cash distributions to Ingersoll Rand prior to the spin-off, based on $1,275 million of net proceeds from the debt described in (g) and approximately $237 million of cash on hand, to achieve the estimated day one targeted cash balance. Approximately $27 million of the $127 million pro forma cash balance at September 30, 2013 represents cash attributable to joint venture partners.

(g)
Reflects $1.3 billion of debt, net of debt issuance costs and original issue discounts of $25.7 million and $3.5 million, respectively. The debt is comprised of: $500 million of Term Loan A Facility due in 2018, $500 million of Term Loan B Facility due in 2020, and $300 million of senior unsecured notes due 2021. Included in the debt issuance costs are $6.8 million of costs related to our $500 million senior secured revolving credit facility due in 2018, which is assumed undrawn upon completion of the spin-off.

(h)
Reflects the pro forma recapitalization of our equity based on the number of Ingersoll Rand ordinary shares outstanding on October 1, 2013. As of the distribution date, Ingersoll Rand’s net investment in our business will be exchanged to reflect the distribution of our ordinary shares to Ingersoll Rand’s shareholders. Ingersoll Rand’s shareholders will receive shares based on an expected distribution ratio of one ordinary share of Allegion for every three ordinary shares of Ingersoll Rand.

(i)	Represents adjustments to net parent company investment (deficit), capital in excess of par and ordinary shares to reflect the following:

In millions
Cash distribution of net proceeds described in (f)	$(1,275.0)
Adjust cash on hand to day one target cash balance as described in (f)	(237.3)
Assumption of net liabilities described in (a)	27.7
Allegion ordinary shares described in (h)	(1.0)
Parent company investment (deficit)	$(1,485.6)

BUSINESS
Overview
Allegion is a leading global provider of security products and solutions that keep people and places safe, secure and productive. In 2012, we generated revenues of $2,047 million, making us the second largest security products and solutions provider in the world in revenues. We offer an extensive and versatile portfolio of mechanical and electronic security products across a range of market-leading brands. Our hundreds of experts across the globe deliver high-quality security products, services and systems and we use our deep expertise to serve as trusted partners to end-users who seek customized solutions to their security needs.

Allegion Principal Products
Door closers and controls	Door and door frames (steel)
Electronic security products	Electronic and biometric access-control systems
Exit devices	Locks, locksets and key systems
Time, attendance, and workforce productivity systems	Video analytics systems
Other accessories
Access-control security products and solutions are critical elements in every building. Most door openings are custom-configured to maximize a room’s particular form and function while also meeting local and national building and safety code requirements and end-user security needs. Most buildings have multiple door openings, each serving its own purpose and requiring different specific access-control solutions. Each door must fit exactly within its frame, be prepared precisely for its hinges, synchronize with its specific lockset and corresponding latch and align with a specific key to secure the door. Moreover, security products are increasingly linked electronically, creating additional functionality and complexity.
We believe our ability to deliver a wide range of solutions that can be custom-configured to meet end-users’ security needs is a key driver of our success. We accomplish this with:

•	Our extensive and versatile product portfolio, combined with our deep expertise, which enables us to deliver the right products and solutions to meet diverse security and functional specifications;

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Our consultative approach and experience, which enables us to develop the most efficient and appropriate building security and access-control specifications to fulfill the unique needs of our end-users and their partners, including architects, contractors, home-builders and engineers; and

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Our operational excellence capabilities, including our global manufacturing operations and agile supply chain, which facilitates our ability to deliver specific product and system configurations to end-users worldwide, quickly and efficiently.

We estimate that the size of the global markets we serve was $30 billion in revenue in 2012. We believe that the security products industry will benefit from several global macroeconomic and long-term demographic trends, which include heightened awareness of security requirements, increased global urbanization and the shift to a digital, interconnected environment. In the more established economies of North America and Europe, where the security product industry’s compound annual growth rate was 1 to 2% per year during the challenging economy experienced over the past three years, we believe our markets are poised for a significant cyclical recovery driven in part by accelerating growth in the underlying commercial and residential construction markets. Annual revenue growth for the security products market in emerging economies exceeded 5% over the past 3 years, supported by strong demand in China, the Middle East and certain other developing economies. Additionally, we expect growth in the global electronic product categories we serve to continue to outperform the industry as end-users adopt newer technologies in their facilities.

We operate in three geographic regions: Americas; EMEIA; and Asia Pacific. We sell our products and solutions under the following brands:

Allegion Brands (listed alphabetically for each region)
Product Category	Americas	EMEIA	Asia Pacific
Locks / Locksets / Key Systems

Door Closers and Controls / Exit Devices

Electronic Products and Access Control Systems, including Time, Attendance and Workforce Productivity and Video Analytics Systems

Doors and Door Frames

Other Accessories

We sell a wide range of security products and solutions for end-users in commercial, institutional and residential facilities worldwide, including into the education, healthcare, government, commercial office and single- and multi-family residential markets.  Our strategic brands are Schlage, Von Duprin, LCN, CISA and Interflex.  We believe Schlage, Von Duprin and LCN hold the No. 1 position in their primary product categories in North America and CISA and Interflex hold the No. 1 or No. 2 position in their primary product categories in Italy and Germany, respectively.
For the year ended December 31, 2012, we generated revenues of $2,047 million and operating income of $369 million.

Revenue By Geographic Destination	Revenue By Product Category

History and Developments
Allegion plc was incorporated in Ireland on May 9, 2013, to hold Ingersoll Rand’s commercial and residential security businesses. Our security businesses have long and distinguished operating histories. Several of our brands were established more than 75 years ago, and many of our brands originally created their categories:

•	Von Duprin, established in 1908, was awarded the first exit device patent in 1909;

•	Schlage, established in 1920, was awarded the first patents granted for the cylindrical lock and the push button lock;

•	LCN, established in 1926, created the door closer;

•	CISA, established in 1926, devised the first electrically controlled lock; and

•	Steelcraft Doors, established in 1927, developed the first mass-produced hollow metal door in 1942.
We have built upon these founding legacies since our entry into the security products market through our acquisition of Schlage, Von Duprin and LCN in 1974. Today, we continue to develop and introduce innovative and market-leading products. Recent examples include: Schlage Touchscreen Deadbolt, a residential lock; CISA eSigno, a hotel locking platform; e-Vayo, a European electronics security platform (winner, 2012 reddot product design award); Von Duprin Concealed Vertical Cable System that significantly reduces total installation time and ongoing maintenance requirements; aptiQ, a versatile and multi-technology card reader platform; and Schlage’s AD/CO, an electronic-locking platform that allows end-users to add additional features without lock replacement.
Prior to Ingersoll Rand’s transfer to us of our businesses, which will occur in connection with the distribution, we will not have any operations other than those incidental to our formation and in preparation for the spin-off.
Our Strengths
Our competitive strengths derive from combining application expertise and a sophisticated understanding of our markets with our operational excellence capabilities and knowledge of our end-user’s needs. We define operational excellence as our lean manufacturing operations, specifically our ability to handle highly complex manufacturing efficiently; our agile supply chain; and our ongoing programs that drive continuous improvements in our products and services. Our competitive strengths include:
Expertise required to design custom-configured solutions for our end-users.
The functional needs, regulatory requirements and aesthetics of every door opening and the related room must be considered when determining their security requirements. As a result, no “standard” opening exists. Through our long operating history, we have developed the expertise required to address a wide range of entryway security needs. Today, we believe we are a leader in our markets because:

•
We combine product breadth and depth with aesthetics and functionality. We offer an extensive and versatile portfolio of mechanical and electronic products to meet the needs of our end-users, including products in a broad range of styles and colors with a variety of specific functionalities. For example, we can deliver more than 70 million unique configurations of our Von Duprin exit devices for our end-users, and we generally ship any sized order within one week from receipt of the order.

•
We have deep building code expertise. Most of the markets we serve have complex national, regional and local building codes and standard-making bodies that require end-users to adhere to specific safety requirements. Our long history provides us with a depth of experience that allows us to identify and deliver the right security solutions that meet these requirements and the end-user’s particular needs. We employ global teams of specification writers who work with end-users, architects, contractors and distribution partners to design solutions tailored to their unique needs while meeting the applicable building codes and standards.

•
We have a versatile, advanced electronic products offering. Our portfolio of products and solutions positions us favorably as the security products industry becomes increasingly electronic. We offer wireless access and biometric access control solutions, electro-magnetic locks, electric latches, and automatic door operators, in addition to numerous other supporting components. Our electronics strategy includes designing products that employ interoperable, non-proprietary technologies, which we believe provides end-users with a level of flexibility that they prefer. For instance, Schlage’s AD-Series electronic lock employs open architecture that is compatible with and works with nearly any existing access-control software system.

Diversified portfolio of market-leading brands.
Many of our brands have established leadership positions in their markets and product categories and have long-standing reputations for innovation and quality. Several of our brands created their respective product categories, including Schlage (cylindrical locks), Von Duprin (exit devices), LCN (door closers) and CISA (electrically controlled locks). We believe that our Schlage locks, Von Duprin exit devices and LCN closers rank No. 1 in their respective categories in North America and CISA security products rank No. 1 in its product category in Italy. We also believe that many other of our brands rank No. 2 or No. 3 in their primary geographies, including Kryptonite (U.S.), Bricard (France), Briton (United Kingdom), and Interflex (Germany). The strength of these brands in their primary geographies has allowed us to extend many of them into new markets. We sell products under more than 23 brand names around the world. We believe that employing specific brands in targeted markets creates strong relationships with those brands. Ten of our brands have at least $50 million in revenue.
Long history of delivering innovative and high-quality products and solutions.
We have built upon our brand-creation heritage and strong reputation for innovation by continually improving our award-winning product lines and introducing new mechanical and electronic security products. We employ several hundred engineers around the world who work to support and build upon our existing product portfolio. Our ongoing investment in innovation has led to several recent product launches that exemplify our success. For example, we introduced:

•	in 2013, a Schlage Touchscreen Deadbolt lock, designed for the home that combines stylish design with high-quality functionality, including alarm and motion detection capabilities;

•	in 2013, our CISA eSigno hospitality platform that allows hotel owners to choose easily between different product types compatible with a single modular platform;

•	in 2012, our Interflex eVayo platform, an award-winning platform of access control and time and attendance reader terminals;

•	in 2012, our innovative Von Duprin concealed vertical cable platform that enables shorter installation time and simplifies maintenance;

•
in 2012, our aptiQ credential and reader platform that allows end-users around the world to use a single product family globally while also enabling the utilization of magnetic stripe, proximity and smart card credentials; and

•	in 2010, our Schlage AD/CO electronics line of products that create flexibility and modularity and extend the life of end-users’ electronic lock investments through low-cost module replacement.
Operational excellence capabilities that enable a highly variable product mix while meeting exacting customer-delivery timetables.
The successful design and completion of any door opening solution requires close coordination among the end-user, the installer and the manufacturer. Larger projects, which involve thousands of different parts and precise end-user specifications, amplify this complexity because supply must meet demanding construction timetables.
Our global manufacturing scale, experience and operational capabilities enable us to deliver a high-quality end-user experience. We operate 18 production facilities worldwide and primarily manufacture our products and systems in regions of use to deliver them on a timely basis. For several product lines, including Schlage, Von Duprin and LCN, we ship our products, on average, in less than one week from receipt of an order, regardless of configuration. Our operational capabilities enable us to better meet our end-users’ needs by allowing us to make rapid production adjustments. We believe our operational excellence program is an important element of our ability to deliver strong financial performance and to continue to re-invest in our growth initiatives.
Our comprehensive operational excellence program focuses on further reducing the time required from order to shipment. In the six production facilities that implemented this program by year end 2012, cycle time (from receipt of a customer order to shipment) has decreased by an average of more than 45% since program launch. We are in the advanced stages of introducing our operational excellence program in virtually all of our production facilities. We also will continue to leverage and enhance this program across all of our other locations and work processes, while customizing those processes to best fit our business needs. We expect results to drive cost savings throughout our business and will utilize these proceeds to either improve profitability or re-invest in our growth initiatives.
Robust network of value-added channel and distribution relationships.
We sell our products through diverse distribution and retail channels, ranging from specialty distribution to wholesalers. We have also built a strong network of more than 7,000 channel partners that help our end-users find the right solutions for their needs. Important to the success of these relationships, we support our partners by working directly with architects, contractors and security consultants to help design solutions that meet the functional, regulatory and aesthetic needs of end-users. We educate our channel partners and our end-users on our “total cost of ownership” value proposition, which emphasizes the quality and durability of our products. These consultative relationships result in increased knowledge and appreciation for the benefits of our products and solutions.
Deep and action-oriented consumer insight.
Within the residential security products market, understanding consumer needs and trends is key to ongoing revenue growth. We have developed tools and work with third-party vendors, such as Vista Information Services and Retail Solutions, Inc., to better understand consumer buying patterns, purchase drivers and brand performance. We use our consumer insights to develop targeted marketing programs and merchandising activities that maximize return on investment, anticipate long-term consumer trends and drive product development decisions. We also have long-standing relationships with key retailers in North America and Europe, including do-it-yourself retailers such as The Home Depot, Lowes, and Leroy Merlin. Due to our brand leadership positions and investments in market insight, dedicated account resources and on-going collaboration with these retailers, we provide category leadership in development and execution of mutually beneficial marketing programs.
Strong financial performance and cash-generation capabilities.
We have maintained strong operating profit margins and cash-flow generation despite challenging economic conditions in some of our largest geographic markets in recent years. From 2008 to 2012, for example, new build square footage in the U.S. non-residential construction market declined 46%. Despite these challenges, in 2012 we generated 368.6 million of operating income, representing 18.0% of net sales, and $271.9 million of operating cash flow from continuing operations. In the period from 2008 to 2012, excluding non-cash impairment charges recorded in 2008, operating margin increased 0.5% to 18.0% despite a total revenue decline of $367.3 million during that time frame (driven by difficult economic conditions).
Our Strategies
We intend to achieve sustained, profitable growth in the markets we serve today and in adjacent product categories by being the preferred, trusted security partner to our end-users, and by executing the following global strategies:
Invest in attractive developing markets.
We believe the global security products market provides a multitude of future growth opportunities as safety demands increase and security requirements and sophistication levels evolve. We also believe economically developing markets will grow faster than the global market average as countries achieve enhanced living standards and experience continued urbanization. We believe our significant industry experience, deep knowledge of commercial and residential building codes and track record of innovation give us unique opportunities to help shape the security products industry in these markets. We are committed to investing further in attractive developing markets, including opening additional sales and specifications offices; investing in localized product and supply-chain capabilities; and working with local partners and code-making bodies to promote effective and consistent safety and security standards. We have a proven track record of entering developing markets successfully, as evidenced by our growing Asia Pacific sales. Since 2010, we have added nearly 20 new sales-and-support offices throughout China, with security product sales increasing more than 25% per year during that period. We also founded the Safety and Security Institute in China, which helps to educate government officials, architects and builders, and advocates for consistent building codes and standards that address end-users’ safety and security.

Invest in emerging technology product categories.
End-users are shifting gradually toward the electronic control of their security products and solutions. We believe that electronic-related product sales are growing at nearly twice the rate of traditional mechanical solutions. According to IMS Research, we are the No. 1 global manufacturer and marketer of electro-mechanical locks. We intend to leverage this position and expand our global capabilities in other product categories through continued product development and investments. Our recent successes serve as a testament to our commitment: the 2012 launch of aptiQ (global credential and reader platform) and the corresponding aptiQ Alliance program, a program that allows our end-users to use our aptiQ products in third party non-access control applications such as logical access, parking and payment; the European launches of e-Vayo and our CISA hospitality platforms in 2012 and 2013, respectively, and our recent launch of the Schlage Touchscreen Deadbolt, a “2013 Product of the Year” by Electronic House magazine.
Leverage our expertise to deliver differentiated products and solutions in key market segments.
With leadership positions in our markets and significant expertise, we possess insight into both end-user needs and regulatory requirements in key market segments, including education (university and primary), healthcare, government, general commercial, and residential (single- and multi-family). We have developed specific value propositions across these segments and will continue to leverage our knowledge and experience to identify key opportunities that better serve our end-users. We expect this to include continued investment in products as well as further expansion of our specification and service capabilities.
Build upon our operational excellence program to be a world-class supplier of security products and solutions.
Our ability to deliver highly configured solutions to end-users within exacting timeframes is an important element of our success. Our strategy involves leveraging our operational excellence capabilities as a competitive advantage.
We believe the ability to deliver our products to channel partners and end-users at the right place and right time contributes importantly to our growth strategy. As part of our operational excellence program, we have reduced overall supply chain cycle time and variability across all production locations that have launched the program. To date, our sites with this program have shown improvement by an average of more than 45%, with our Indianapolis and Turkey facilities having decreased cycle time nearly 50%, and our Mexico facilities having decreased cycle time by 57%.
We generally manufacture products and solutions in their regions of use, which we believe brings us closer to the end-user and increases efficiency and more timely product delivery. We believe our ability to deliver products more quickly and accurately will strengthen the relationship with our channel partners and expand our end-user base.
Selectively pursue acquisitions to accelerate expansion into attractive markets and products.
A disciplined approach to acquisitions is an important part of our growth strategy. The security products industry is highly fragmented, particularly in developing markets and emerging technology product segments that employ newer technologies. This creates numerous acquisition opportunities. We intend to target acquisitions that will broaden our product portfolio, expand our geographic footprint and enhance our position in strategic market segments.
Our Reporting Segments
We manufacture and sell mechanical and electronic security products and solutions in more than 120 countries, with our top 20 countries accounting for about 97% of our $2,046.6 million in 2012 revenues. We report our operating results through three reporting segments: Americas, EMEIA and Asia Pacific.
The following table presents the relative percentages of total segment revenue attributable to each reporting segment for each of the last three fiscal years. See Note 20, “Business Segment Information,” to our annual combined financial statements for information regarding net revenues, operating income, and total assets by reportable segment.

	For the Years Ended December 31,
	2012	2011	2010
Americas	72%	69%	70%
EMEIA	21%	24%	24%
Asia Pacific	7%	7%	6%
Our Americas segment provides security products and solutions in approximately 30 countries throughout North America and parts of South America. The segment offers a broad range of products and solutions including, locks, locksets, key systems, door closers, exit devices, doors and door frames, electronic product and access control systems to end-users in the commercial, institutional and residential markets, including into the education, healthcare, government, commercial office and single- and multi-family residential markets. This segment’s strategic brands are Schlage, Von Duprin and LCN. Our Americas segment recorded net revenues of $$1,471.9 million in 2012, contributing 72% of our combined net revenues.
Our EMEIA segment provides security products and solutions in approximately 85 countries throughout Europe, the Middle East, India and Africa. The segment offers the same portfolio of products as the Americas segment, as well as time and attendance and workforce productivity solutions. This segment’s strategic brands are CISA and Interflex. This segment also resells Schlage, Von Duprin and LCN products, primarily in the Middle East. Our EMEIA segment recorded net revenues of $428.3 million in 2012, or 21% of our combined net revenues.
Our Asia Pacific segment provides security products and solutions in approximately 14 countries throughout Asia Pacific. The segment offers the same portfolio of products as the Americas segment, as well as video analytics solutions. This segment’s strategic brands are Schlage, CISA, Von Duprin and LCN. Our Asia Pacific segment recorded net revenues of $146.4 million in 2012 and contributed 7% of our combined net revenues.
Products and Services
We offer an extensive and versatile portfolio of mechanical and electronic security products across a range of market-leading brands.

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Locks, locksets and key systems: A broad array of tubular and mortise door locksets, security levers, and master key systems that are used to protect and control access. We also offer a range of portable security products, including bicycle, small vehicle and travel locks.

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Door closers and exit devices: An extensive portfolio of life-safety products generally installed on fire doors and facility entrances and exits. Door closers are devices that automatically close doors after they are opened. Exit devices are generally horizontal attachments to doors and enable rapid exit from the premises.

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Electronic Security Products and Access Control Systems: A broad range of electrified locks, door closers, exit devices, access control systems, biometric hand reader systems, key card and reader systems, accessories, and automatic doors.

•
Time, Attendance and Workforce Productivity Systems: Products and services designed to help business customers manage and monitor workforce access control parameters, attendance and employee scheduling. We offer ongoing aftermarket services in addition to design and installation offerings.

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Video Analytics: Electronic video analytics systems and services, primarily for business and government customers in Asia Pacific. We offer ongoing aftermarket services in addition to design and installation offerings.

•	Doors and Door Frames: A portfolio of hollow metal doors and door frames. In select geographies, we also provide installation and service maintenance services.

•	Other Accessories: A variety of additional security and product components, including hinges, door levers, door stops and other accessories, as well as certain bathroom fittings products.
Customers
We sell most of our products and solutions through distribution and retail channels, ranging from specialty distribution to wholesalers. We have built a network of more than 7,000 channel partners that help our customers choose the right solution to meet their security needs. Our channel partners that sell to commercial and institutional end-users helped fulfill and install orders to more than 30,000 end-users in 2012. We also sell through a variety of retail channels, ranging from large do-it-yourself home improvement centers to small, specialty showroom outlets. We work with our retail partners on developing marketing and merchandising strategies to maximize their sales per square foot of shelf space.
Through our Interflex and China-based video and systems integration businesses as well as through certain residential builder-direct accounts, we provide products and solutions directly to end-users and may act as a general security contractor on certain projects.
Our 10 largest customers represented approximately 24% of our combined revenues in 2012. No single customer represented 10% or more of our combined revenues in 2012.
Sales and Marketing
In markets where we sell through commercial and institutional distribution channels, we employ sales professionals around the world who work with a combination of end-users, security professionals, architects, contractors, engineers and distribution partners to develop specific custom-configured solutions for our end-users’ needs. Our field sales professionals are assisted by specification writers who work with architects, engineers and consultants to help design door openings and security systems to meet end-users’ functional, aesthetic and regulatory requirements. Both groups are supported by dedicated customer care and technical sales-support specialists worldwide. We also support our sales efforts with a variety of marketing efforts, including trade-specific advertising, cooperative distributor merchandising, digital marketing, and marketing at a variety of industry trade shows.
In markets in which we sell through retail and home-builder distribution channels, we have teams of sales, merchandising and marketing professionals who help drive brand and product awareness through our channel partners and to consumers. We utilize a variety of advertising and marketing strategies, including traditional consumer media, retail merchandising, digital marketing, retail promotions, and builder and consumer trade shows, to support these teams.
We also work actively with several regulatory bodies around the world to help promote effective and consistent safety and security standards. For example, we are members of Builders Hardware Manufacturers Association, Security Industry Association, Smart Card Alliance, American Society of Healthcare Engineering, American Institute of Architects, Construction Specification Institute, ASSOFERMA (Italy), BHE (Germany) and UNIQ (France). We also have established the Safety and Security Institute in China, which helps to educate government officials, architects and builders and advocates for consistent building codes and standards that address end-users’ safety and security.
Production and Distribution
We manufacture our products in our geographic markets around the world. We operate 18 production facilities, including nine in the Americas region, seven in EMEIA and two in Asia Pacific. We own 10 of these facilities and lease the others. Our strategy is to produce in the region of use, wherever appropriate, to allow us to be closer to the end-user and increase efficiency and more timely product delivery.
In managing our network of production facilities, we focus on eliminating excess capacity, reducing cycle time through productivity, and harmonizing production practices and safety procedures. We believe our production facilities meet our current needs.
We distribute our products through a broad network of channel partners. In addition, third-party logistics providers perform storage and distribution services for us to support certain parts of our distribution network.
Raw Materials
We support our region-of-use production strategy with corresponding region-of-use supplier partners, where available. Our global and regional commodity teams work with production leadership, product management and materials management teams to ensure adequate materials are available for production at the lowest possible cost.
We purchase a wide range of raw materials, including steel, zinc, brass and other non-ferrous metals, to support our production facilities. Where appropriate, we may enter into long-term supply arrangements or fixed-cost contracts to lower overall costs. We do not believe the loss of any particular supplier would be material to our business.
Intellectual Property
Intellectual property, inclusive of certain patents, trademarks, copyrights, know-how, trade secrets and other proprietary rights, is important to our business.  We create, protect and enforce our intellectual property investments in a variety of ways. We work actively in the U.S. and internationally to try to ensure the protection and enforcement of our intellectual property rights.   We use trademarks on nearly all of our products and believe that such distinctive marks are an important factor in creating a market for our goods, in identifying us and in distinguishing our products from others. We consider our Schlage, Von Duprin, CISA and other associated trademarks to be among our most valuable assets, and we have registered these trademarks in a number of countries. Although certain proprietary intellectual property rights are important to our success, we do not believe we are materially dependent on any particular patent or license, or any particular group of patents or licenses.
Facilities
We operate through a broad network of sales offices, 18 production facilities and several distribution centers throughout the world. Our active properties represent about 5.0 million square feet, of which approximately 47% is leased.
Most of our corporate staff is located in Dublin, Ireland and Carmel, Indiana, with regional headquarters staff in Carmel, Indiana; Brussels, Belgium; and Shanghai, China.

Our significant non-production facilities are distribution centers in Olathe, Kansas and Mississauga, Canada.
The following table shows the location of our worldwide production facilities:

Production Facilities
Americas	EMEIA	Asia Pacific
Blue Ash, Ohio	Durchhausen, Germany	Auckland, New Zealand
Caracas, Venezuela	Duzce, Turkey	Shanghai, China
Chino, California	Faenza, Italy
Ensenada, Mexico	Feuquieres, France
Indianapolis, Indiana	Renchen, Germany
Princeton, Illinois	Monsampolo, Italy
Security, Colorado	Sittingbourne, England
Tecate, Mexico
Tijuana, Mexico
Research and Development
We are committed to investing in highly productive research and development capabilities, particularly in electro-mechanical systems. Our research and development (“R&D”) expenditures were $38 million in 2012, $39 million in 2011, and $34 million in 2010.
We concentrate on developing technology innovations that will deliver growth through the introduction of new products and solutions, and also on driving continuous improvements in product cost, quality, safety and sustainability.
We manage our R&D team as a global group with an emphasis on a global collaborative approach to identify and develop new technologies and worldwide product platforms. We are organized on a regional basis to leverage expertise in local standards and configurations. In addition to regional engineering centers in each geographic region, we also operate a global engineering center of excellence in Bangalore, India.
Seasonality
Our business experiences seasonality that varies by product line. Because more construction and do-it-yourself projects occur during the second- and third-calendar quarters of each year in the Northern Hemisphere, our security product sales, typically, are higher in those quarters than in the first- and fourth-calendar quarters. However, our Interflex and Asia Pacific video and systems integration businesses typically experience higher sales in the fourth calendar quarter due to project timing and service contract renewals.
Industry and Competition
We estimate that the size of the markets we serve was $30 billion in revenue in 2012, with compound annual growth of about 1 to 2% per year over the past three years. This growth rate primarily reflects cyclical challenges in the commercial and residential construction markets throughout North America and Europe as certain developing economies experienced higher growth rates during this period. Additionally, growth in electronic security products and solutions continues to outperform the industry as a whole as end-users adopt newer technologies in their facilities. We expect the security products industry will benefit from favorable long-term demographic trends such as continued urbanization of the global population, increased concerns about safety and security, and technology-driven innovation.
The security products markets are highly competitive and fragmented throughout the world, with a number of large multi-national companies and thousands of smaller regional and local companies. This high fragmentation primarily reflects local regulatory requirements and highly variable end-user needs. We believe our principal global competitors are Assa Abloy AB, DORMA Holding GmbH, Kaba Holding AG, and Stanley Black & Decker Inc. We also face competition in various markets and product categories throughout the world, including from Spectrum Brands Holdings, Inc. in the North American residential market. As we move into more technologically-advanced product categories, we may also compete against smaller, more specialized competitors.
Our success depends on a variety of factors, including brand and reputation, product breadth, quality and delivery capabilities, price and service capabilities. As many of our businesses sell through wholesale distribution, our success also depends on building and partnering with a strong channel network. Although price often serves as an important customer decision criterion, we also compete based on the breadth and quality of our products and solutions, our ability to custom-configure solutions to meet individual end-user requirements and our global supply chain.

Employees
As of December 31, 2012, we had about 7,600 employees, approximately 20% of whom have the terms of their employment covered under collective bargaining agreements. Our non-management European employees are represented by national and local works councils.
Environmental Regulation
Our production operations are subject to and affected by national, state and local laws and regulations relating to the protection of the environment.
We are involved in activities to remediate soil and groundwater contamination as required by federal and state laws. Liabilities for remediation costs of each site are based on our best estimate of undiscounted future costs, excluding possible insurance recoveries or recoveries from other third parties. Uncertainties about the status of laws, regulations, technology and information related to individual sites make it difficult to develop estimates of environmental remediation exposures. Some of the potential liabilities relate to sites we own, and some relate to sites we no longer own or never owned.
Certain of our subsidiaries have been designated as potentially responsible parties (“PRP”) under “Superfund” or similar national and state laws.  We believe the cost of complying with the present environmental protection laws, before considering estimated recoveries either from other PRPs or insurance, will not have a material adverse effect on our results of operations, cash flows or financial condition. As of year-end 2012 and 2011, we had accruals of $11.8 million and $11.6 million, respectively, in estimated cost remaining that relates to environmental compliance and clean-up including, but not limited to, Superfund sites. Of these amounts, $2.5 million and $2.4 million, respectively, relate to remediation of previously disposed sites.
Legal Proceedings
In the normal course of business, we are involved in a variety of lawsuits, claims and legal proceedings, including commercial and contract disputes, employment matters, product liability claims, environmental liabilities, and intellectual property disputes. Although we cannot predict the outcome of our pending legal matters, such matters, in our opinion, will not have a material adverse impact on our results of operations, financial condition, liquidity or cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed under “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” The financial information included here may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly-traded company during the periods presented. The following section is qualified in its entirety by the more detailed information, including our combined financial statements and the notes thereto, which appears elsewhere in this Information Statement.
Overview
Spin-off Transaction
The Board of Directors of Ingersoll Rand has approved a plan to spin off its commercial and residential security businesses. The spin-off will result in two stand-alone companies: Ingersoll Rand and Allegion plc and its consolidated subsidiaries. Upon completion of the spin-off, we will hold the commercial and residential security businesses and will be an independent, publicly-traded company.
We expect the spin-off, which is intended to be tax-free to shareholders, to be completed in the fourth quarter of 2013. However, the completion of the spin-off is subject to the satisfaction or waiver by Ingersoll Rand of certain conditions, including receipt of regulatory approvals; the receipt and effectiveness of a private letter ruling from the IRS and opinions of tax counsel confirming that the distribution and certain transactions entered into in connection with the distribution generally will be tax-free to Ingersoll Rand and its shareholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares; execution of intercompany agreements; effectiveness of appropriate filings with the U.S. Securities and Exchange Commission; and final approval of the transactions contemplated by the spin-off, as may be required under Irish law. There can be no assurance that any separation transaction will ultimately occur, or, if one does occur, its terms or timing.
Organization
We are a leading global provider of security products and solutions operating in three geographic regions: Americas; EMEIA; and Asia Pacific. We sell a wide range of security products and solutions for end-users in commercial, institutional and residential markets worldwide, including into the education, healthcare, government, commercial office and single- and multi-family residential markets. Our strategic brands include Schlage, Von Duprin, LCN, CISA, and Interflex.
Trends and Economic Events
Current market conditions, including challenges in international markets, continue to impact our financial results. Uneven global commercial new construction activity is negatively impacting our results. While U.S. residential and consumer markets continue to be a challenge, we are beginning to see improvements in the U.S. new builder and replacement markets.
We estimate that the size of the global markets we serve was $30 billion in revenue in 2012. We believe that the security products industry will benefit from several global macroeconomic and long-term demographic trends, which include heightened awareness of security requirements, increased global urbanization and the shift to a digital, interconnected environment. In the more established economies of North America and Europe, where the security product industry’s compound annual growth rate was 1 to 2% per year during the challenging economy experienced over the past three years, we believe our markets are poised for a significant cyclical recovery driven in part by accelerating growth in the underlying commercial and residential construction markets. Annual revenue growth for the security products market in emerging economies, which represented approximately 13.5% of our net revenues for the year ended December 31, 2012, exceeded 5% over the past 3 years, supported by strong demand in China, the Middle East and certain other developing economies. Additionally, we expect growth in the global electronic product categories we serve to continue to outperform the industry as end-users adopt newer technologies in their facilities.
Our business may be negatively impacted if, among other things, market conditions in North America and Europe worsen or do not improve as we expect them to, developing economies in which we do business decline or do not continue to grow at recent rates or we are unable to capitalize on the growth in electronic product categories. A number of other challenges and uncertainties that could affect our business are described under “Risk Factors.”

Goodwill and Indefinite-lived Intangibles
See “Critical Accounting Policies - Goodwill and indefinite-lived intangible assets - 2013 Impairment Test” for further discussion.
Pension and Other Postretirement Plan Amendments
In June 2012, Ingersoll Rand’s Board of Directors approved amendments to the retirement plans covering U.S. non-bargained employees. Eligible non-bargained employees hired prior to July 1, 2012 were given a choice of remaining in their respective defined benefit plan until the plan freezes on December 31, 2022 or freezing their accrued benefits in their respective defined benefit plan as of December 31, 2012 and receiving an additional 2% non-matching Ingersoll Rand contribution into the applicable defined contribution plan. Eligible non-bargained employees hired or rehired on or after July 1, 2012 will automatically receive the 2% non-matching Ingersoll Rand contribution into the applicable defined contribution plan in lieu of participating in the defined benefit plan. Beginning January 1, 2023, all eligible non-bargained employees will receive the 2% non-matching contribution into the applicable defined contribution plan.
U.S. bargained employees hired after January 27, 2013 are not eligible to participate in Ingersoll Rand’s sponsored defined benefit plan, but will automatically receive a 2% non-matching contribution to the applicable defined contribution plan.
In February 2012, Ingersoll Rand’s Board of Directors approved amendments to the postretirement medical plan covering our businesses with respect to post-65 retiree medical coverage. Effective January 1, 2013, Ingersoll Rand discontinued offering company-sponsored retiree medical coverage for certain individuals age 65 and older. Ingersoll Rand transitioned affected individuals to coverage through the individual Medicare market and will provide a tax-advantaged subsidy to those retirees eligible for subsidized company coverage who purchase individual Medicare supplemental coverage through Ingersoll Rand’s third-party Medicare coordinator that can be used towards reducing premiums and other qualified medical expenses.
In March 2010, the Patient Protection and Affordable Care Act and the Healthcare and Education Reconciliation Bill of 2010 (collectively, the “Healthcare Reform Legislation”) were signed into law. As a result, effective 2013, the tax benefits available to us are reduced to the extent our prescription drug expenses are reimbursed under the Medicare Part D retiree drug subsidy program. Although the provisions of the Healthcare Reform Legislation relating to the retiree drug subsidy program did not take effect until 2013, we were required to recognize the full accounting impact in our financial statements in the reporting period in which the Healthcare Reform Legislation was enacted. As retiree healthcare liabilities and related tax impacts were already reflected in our financial statements, the Healthcare Reform Legislation resulted in a non-cash charge to income tax expense in the first quarter of 2010 of $3.8 million.
Currently, our retiree medical plans receive the retiree drug subsidy under Medicare Part D. No later than 2014, a significant portion of the drug coverage will be moved to a Medicare-approved Employer Group Waiver Plan while retaining the same benefit provisions. This change resulted in an actuarial gain which decreased our December 31, 2010 retiree medical plan liability, as well as the net actuarial losses in other comprehensive income, by $4.2 million.
See Note 11 to the annual combined financial statements for a further discussion of these matters and the Company’s estimated portion of Ingersoll Rand’s pensions and postretirement benefits other than pensions.
Venezuela Devaluation
In February 2013, the government of Venezuela announced a devaluation of the Bolivar, from the preexisting exchange rate of 4.29 Bolivars to the U.S. dollar to 6.3 Bolivars to the U.S. dollar. We have one subsidiary with exposure to the Bolivar. As a result of the devaluation, we recorded a foreign currency loss of $6.2 million in the first quarter of 2013. Further devaluation of the Bolivar could negatively impact our results of operations, financial condition, or cash flows. For additional information, see “Risk Factors” in this Information Statement.
Discontinued Operations
On December 30, 2011, we completed the divestiture of our security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. As a result of the sale, we have reported this business as a discontinued operation for all periods presented. See “Discontinued Operations” within Management’s Discussion and Analysis of Financial Condition and Results of Operations and also Note 18 to the annual combined financial statements for a further discussion of our discontinued operations.

Results of Operations - For the nine months ended September 30

In millions	2013	% of revenues	2012	% of revenues
Net revenues	$1,542.9		$1,500.4
Cost of goods sold	(899.8)	58.3%	(894.2)	59.6%
Selling and administrative expenses	(359.5)	23.3%	(337.0)	22.5%
Asset impairment	(137.6)	8.9%	—	—%
Operating income	146.0	9.5%	269.2	17.9%
Interest expense	(1.4)		(1.1)
Other, net	(6.9)		(2.6)
Earnings before income taxes	137.7		265.5
Provision for income taxes	(101.9)		(99.2)
Earnings from continuing operations	35.8		166.3
Discontinued operations, net of tax	(0.3)		(1.5)
Net earnings	35.5		164.8
Less: Net earnings attributable to noncontrolling interests	(13.9)		(3.9)
Net earnings attributable to Allegion	$21.6		$160.9
Net Revenues
Net revenues for the nine months ended September 30, 2013 increased by 2.8% , or $42.5 million , compared with the same period of 2012 , which primarily resulted from the following:

Volume/product mix	2.4%
Pricing	1.5%
Currency exchange rates	(0.3)%
Acquisitions/Divestitures	(0.8)%
Total	2.8%
The increase in revenues was primarily driven by volume improvements within the Americas and Asia Pacific segments, partially offset by declines in EMEIA, as well as improved pricing across all segments.
Cost of Goods Sold
For the nine months ended September 30, 2013 , cost of goods sold as a percentage of revenue decreased to 58.3% from 59.6% for the same period of 2012. The decrease is primarily due to a $21.5 million gain on a property sale in China and productivity benefits, partially offset by unfavorable volume/product mix and inflation.
Selling and Administrative Expenses
For the nine months ended September 30, 2013 , selling and administrative expenses as a percentage of revenue increased to 23.3% from 22.5% for the same period of 2012. The increase is primarily due to inflation and increased investment spending, partially offset by favorable volume and productivity benefits.
Operating Income/Margin
Operating margin for the nine months ended September 30, 2013 decreased to 9.5% from 17.9% for the same period of 2012. The decline was primarily due to a $137.6 million non-cash pre-tax goodwill impairment charge (9.2%) and increased investment spending (0.8%), partially offset by a $21.5 million gain on a property sale in China in 2013 (1.4%) and improved pricing in excess of material inflation (0.7%).

Interest expense
Our interest-bearing debt balances were $4.8 million and $4.7 million as of September 30, 2013 and 2012, respectively. The amount of interest expense incurred is consistent with the interest-bearing debt balances for both periods.
Other, Net
The components of Other, net, for the nine months ended September 30 were as follows:

In millions	2013	2012
Interest income	$0.1	$(0.1)
Exchange gain (loss)	(6.9)	(2.4)
Other	(0.1)	(0.1)
Other, net	$(6.9)	$(2.6)
For the nine months ended September 30, 2013 , Other, net decreased by $4.3 million compared with the same period of 2012, primarily from unfavorable foreign currency impacts. Included within Exchange gain (loss) for the nine months ended September 30, 2013 is a $6.2 million realized foreign currency loss related to the devaluation of the Venezuelan Bolivar from the pre-existing exchange rate of 4.29 bolivars to the U.S. dollar to 6.3 Bolivars to the U.S. dollar.
Provision for Income Taxes
For the nine months ended September 30, 2013 and 2012, our effective tax rate was 74.0% and 37.4% , respectively. The effective tax rate for the nine months ended September 30, 2013 included the impact of a non-cash pre-tax goodwill impairment charge of $137.6 million ($131.2 million after-tax). Excluding this charge, the effective tax rate was 39.3% which approximates our annual effective tax rate for 2013, excluding the non-cash, goodwill impairment charge. Our 2013 projected annual effective tax rate is above the U.S. statutory rate of 35.0%, primarily due to U.S. state and local taxes partially offset by earnings in non-U.S. jurisdictions, which, in aggregate, have a lower effective rate.
Results of Operations - For the years ended December 31

In millions	2012	% of Revenues	2011	% of Revenues	2010	% of Revenues
Net revenues	$2,046.6		$2,021.2		$1,967.7
Cost of goods sold	(1,220.6)	59.7%	(1,211.4)	59.9%	(1,201.7)	61.1%
Selling and administrative expenses	(457.4)	22.3%	(450.8)	22.3%	(441.0)	22.4%
Operating income	368.6	18.0%	359.0	17.8%	325.0	16.5%
Interest expense	(1.5)		(1.4)		(1.8)
Other, net	(3.2)		4.6		3.5
Earnings before income taxes	363.9		362.2		326.7
Provision for income taxes	(135.9)		(130.5)		(125.7)
Earnings from continuing operations	228.0		231.7		201.0
Discontinued operations, net of tax	(2.7)		(7.3)		(2.5)
Net earnings	225.3		224.4		198.5
Less: Net earnings attributable to noncontrolling interests	(5.7)		(6.3)		(6.7)
Net earnings attributable to Allegion	$219.6		$218.1		$191.8

Net Revenues
Net revenues for the year ended December 31, 2012 increased by 1.3%, or $25.4 million, compared with the same period of 2011, which primarily resulted from the following:

Pricing	2.3%
Volume/product mix	0.3%
Currency exchange rates	(1.3)%
Total	1.3%
The increase in revenues was primarily driven by improved pricing across all segments and increased volumes in the Americas segment due to stronger demand in residential markets. These increases were partially offset by decreased volume/product mix in EMEIA due to weak markets and unfavorable foreign currency impacts.
Net revenues for the year ended December 31, 2011 increased by 2.7%, or $53.5 million, compared with the same period of 2010, which primarily resulted from the following:

Pricing	2.3%
Volume/product mix	(1.3)%
Currency exchange rates	1.7%
Total	2.7%
The increase in revenues was primarily driven by improved pricing across all segments, favorable foreign currency impacts and increased volume/product mix in the Asia Pacific segment. These increases were partially offset by lower volume/product mix within the Americas and EMEIA segments due to weakness in commercial and residential construction markets.
Cost of Goods Sold
For the year ended December 31, 2012, cost of goods sold as a percentage of revenue decreased to 59.7% from 59.9%. The improvement is the result of productivity actions and favorable currency impacts partially offset by material inflation.
For the year ended December 31, 2011, cost of goods sold as a percentage of revenue decreased to 59.9% from 61.1%. The improvement is the result of productivity actions, partially offset by material inflation and unfavorable currency impacts.
Selling and Administrative Expenses
For the year ended December 31, 2012, selling and administrative expenses as a percentage of revenue remained at 22.3%. Restructuring programs and non-material inflation were partially offset by productivity benefits and favorable currency impacts.
For the year ended December 31, 2011, selling and administrative expenses as a percentage of revenue decreased to 22.3% from 22.4%. Restructuring programs, non-material inflation and unfavorable currency impacts were partially offset by productivity benefits.
Operating Income/Margin
Operating margin for the year ended December 31, 2012 increased to 18.0% from 17.8% for the same period in 2011. The increase was primarily due to improved pricing in excess of material inflation (1.7%) and the realization of productivity benefits in excess of other inflation (0.6%). These increases were partially offset by unfavorable volume/product mix (1.3%) and increased investment spending (0.8%).

Operating margin for the year ended December 31, 2011 increased to 17.8% from 16.5% for the same period in 2010. The increase was primarily due to the realization of productivity benefits in excess of other inflation (2.7%) and improved pricing in excess of material inflation (0.2%). These increases were partially offset by unfavorable volume/product mix (1.1%) and increased investment spending (0.4%).

Interest expense
Our interest-bearing debt balances were $5.0 million, $4.9 million, and $6.2 million as of December 31, 2012, 2011, and 2010, respectively. The amount of interest expense incurred is consistent with the fluctuation in the balance of interest-bearing debt for all periods.
Other, Net
The components of Other, net, for the year ended December 31 are as follows:

In millions	2012	2011	2010
Interest income	$0.1	$0.4	$0.5
Exchange gain (loss)	(3.3)	4.1	3.1
Other	—	0.1	(0.1)
Other, net	$(3.2)	$4.6	$3.5
For the year ended December 31, 2012, Other, net decreased by $7.8 million compared with the same period of 2011, primarily from unfavorable foreign currency impacts.
For the year ended December 31, 2011, Other, net increased by $1.1 million compared with the same period of 2010, primarily from favorable foreign currency impacts.
Provision for Income Taxes
For the year ended December 31, 2012, our effective tax rate of 37.3% compares to 36.0% and 38.5% for the years ended December 31, 2011 and 2010, respectively. Our tax rate was above the U.S. statutory rate of 35.0% primarily due to U.S. state and local taxes and net increases in our liability for unrecognized tax benefits partially offset by earnings in non-U.S. jurisdictions, which, in aggregate, had a lower effective rate. Included in the 2010 effective rate was a $3.8 million non-cash charge to income tax expense related to the Healthcare Reform Legislation.
Review of Business Segments
We operate in and report financial results for three segments: Americas, EMEIA, and Asia Pacific. These segments represent the level at which our chief operating decision maker reviews company financial performance and makes operating decisions.
Segment operating income is the measure of profit and loss that our chief operating decision maker uses to evaluate the financial performance of the business and as the basis for resource allocation, performance reviews, and compensation. For these reasons, we believe that Segment operating income represents the most relevant measure of segment profit and loss. Our chief operating decision maker may exclude certain charges or gains, such as corporate charges and other special charges, from Operating income to arrive at a Segment operating income that is a more meaningful measure of profit and loss upon which to base our operating decisions. We define Segment operating margin as Segment operating income as a percentage of Net revenues.
The segment discussions that follow describe the significant factors contributing to the changes in results for each segment included in continuing operations. Effective January 1, 2013, we transferred a product line from our Asia Pacific segment to our Americas segment. This transfer is reflected in the historical segment results for each of the fiscal years in the three-year period ended December 31, 2012. Also, within the interim condensed combined financial statements for the nine months ended September 30, 2013 , we reclassified a portion of the goodwill from our Asia Pacific segment to our Americas segment.
Americas
Our Americas segment is a leading provider of security products and solutions in approximately 30 countries throughout North America and parts of South America. The segment sells a broad range of products and solutions including, locks, locksets, key systems, door closers, exit devices, doors and door frames, electronic product and access control systems to end-users in commercial, institutional and residential facilities, including into the education, healthcare, government, commercial office and single- and multi-family residential markets. This segment’s strategic brands are Schlage, Von Duprin and LCN.
On December 30, 2011, we completed the divestiture of our security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions,

Inc. As a result of the sale, we have reported this business as a discontinued operation for all periods presented. Segment information excludes the results of this business for all periods presented.
Segment results for the nine months ended September 30 were as follows:

Dollar amounts in millions	2013	% change	2012
Net revenues	1,154.2	4.2%	1,107.2
Segment operating income	302.8		282.7
Segment operating margin	26.2%		25.5%
Net revenues for the nine months ended September 30, 2013 increased by 4.2% or $47.0 million , compared with the same period of 2012, which primarily resulted from improved pricing and favorable volume, partially offset by unfavorable currency impacts.
Segment operating margin for the nine months ended September 30, 2013 improved to 26.2% from 25.5% for the same period of 2012. This increase was primarily driven by pricing improvements in excess of material inflation (0.8%) and favorable volume/product mix (0.2%), partially offset by increased investment and restructuring spending (0.3%).
Segment results for the years ended December 31 were as follows:

Dollar amounts in millions	2012	% change	2011	% change	2010
Net revenues	$1,471.9	5.0%	$1,402.2	1.7%	$1,379.2
Segment operating income	377.2		347.8		322.3
Segment operating margin	25.6%		24.8%		23.4%
2012 vs 2011
Net revenues for the year ended December 31, 2012 increased by 5.0% or $69.7 million, compared with the same period of 2011, which primarily resulted from the following:

Pricing	2.9%
Volume/product mix	2.3%
Currency exchange rates	(0.2)%
Total	5.0%

The increase in revenues was primarily driven by improved pricing and increased volume in the residential builder, retail and South American markets.
Segment operating margin for the year ended December 31, 2012 improved to 25.6% from 24.8% for the same period of 2011. This increase was primarily driven by pricing improvements in excess of material inflation (1.8%) and productivity benefits in excess of other inflation (0.3%), partially offset by unfavorable product mix (0.9%) and increased investment spending (0.5%).
2011 vs 2010
Net revenues for the year ended December 31, 2011 increased by 1.7% or $23.0 million, compared with the same period of 2010, which primarily resulted from the following:

Pricing	2.8%
Volume/product mix	(1.7)%
Currency exchange rates	0.6%
Total	1.7%

The increase in revenues was primarily driven by improved pricing and favorable foreign currency impacts, partially offset by a unfavorable volume/product mix primarily in the residential markets.

Segment operating margin for the year ended December 31, 2011 improved to 24.8% from 23.4% for the same period of 2010. This increase was primarily driven by productivity benefits in excess of other inflation (1.7%) and pricing improvements in excess of material inflation (0.5%), partially offset by unfavorable volume/product mix (0.7%).
EMEIA
Our EMEIA segment provides security products and solutions in approximately 85 countries throughout Europe, the Middle East, India and Africa. The segment offers end-users a broad range of products, services and solutions including, locks, locksets, key systems, door closers, exit devices, doors and door frames, electronic product and access control systems, as well as time and attendance and workforce productivity solutions. This segment’s strategic brands are CISA and Interflex. This segment also resells Schlage, Von Duprin and LCN products, primarily in the Middle East.
During the nine months ended September 30, 2013, the Company recorded a non-cash pre-tax goodwill impairment charge of $137.6 million, which has been excluded from these results.
Segment results for the nine months ended September 30 were as follows:

Dollar amounts in millions	2013	% change	2012
Net revenues	$303.0	(2.8)%	$311.8
Segment operating income	(13.2)		—
Segment operating margin	(4.4)%		—%
Net revenues for the nine months ended September 30, 2013 decreased by 2.8% , or $8.8 million , compared with the same period of 2012, which primarily resulted from unfavorable volume due to weak construction markets in southern Europe, partially offset by improved pricing and favorable foreign currency impacts.
Segment operating margin for the nine months ended September 30, 2013 declined to negative 4.4% from 0.0% for the same period of 2012. This decrease was primarily related to unfavorable volume/product mix (3.7%) and increased investment spending (0.7%).
Segment results for the years ended December 31 were as follows:

Dollar amounts in millions	2012	% change	2011	% change	2010
Net revenues	$428.3	(10.0)%	$476.0	1.2%	$470.5
Segment operating income	8.2		19.4		17.2
Segment operating margin	1.9%		4.1%		3.7%
2012 vs 2011
Net revenues for the year ended December 31, 2012 decreased by 10.0%, or $47.7 million, compared with the same period of 2011, which primarily resulted from the following:

Pricing	1.3%
Volume/product mix	(5.0)%
Currency exchange rates	(6.3)%
Total	(10.0)%

The decrease in revenues was due to unfavorable foreign currency impacts and unfavorable volume/product mix due to weak construction markets in southern Europe, partially offset by favorable pricing and favorable volume/product mix in the Middle East and Germanic regions.
Segment operating margin declined to 1.9% from 4.1% for the same period of 2011. This decrease was primarily related to unfavorable volume/product mix (3.1%) and increased investment spending (1.9%), partially offset by productivity benefits in excess of other inflation (1.9%) and pricing improvements in excess of material inflation (1.2%).

2011 vs 2010
Net revenues for the year ended December 31, 2011 increased by 1.2%, or $5.5 million, compared with the same period of 2010, which primarily resulted from the following:

Pricing	1.4%
Volume/product mix	(4.3)%
Currency exchange rates	4.1%
Total	1.2%

The increase in revenues was due to favorable pricing and favorable foreign currency impacts, partially offset by unfavorable volume/product mix due to weak construction markets across most of Europe
Segment operating margin increased to 4.1% from 3.7% for the same period of 2010. This increase was primarily related to productivity benefits in excess of other inflation (3.1%) and favorable currency impacts (0.3%), partially offset by unfavorable volume/product mix (2.0%) and increased investment spending (1.0%). Pricing improvements approximately offset the impact of material inflation.
Asia Pacific
Our Asia Pacific segment provides security products and solutions in approximately 14 countries throughout the Asia Pacific region. The segment offers end-users a broad range of products, services and solutions including, locks, locksets, key systems, door closers, exit devices, electronic product and access control systems, and as well as video analytics solutions. This segment’s strategic brands are Schlage, CISA, Von Duprin and LCN.
Segment results for the nine months ended September 30 were as follows:

Dollar amounts in millions	2013	% change	2012
Net revenues	$85.7	5.3%	$81.4
Segment operating income	18.7		2.5
Segment operating margin	21.8%		3.1%
Net revenues for the nine months ended September 30, 2013 increased by 5.3% , or $4.3 million , compared with the same period of 2012, which primarily resulted from favorable volume, improved pricing, and favorable foreign currency impacts.
Segment operating margin for the nine months ended September 30, 2013 increased to 21.8% from 3.1% for the same period of 2012. This increase was primarily due to a $21.5 million gain a property sale in China in 2013 (20.7%), pricing improvements in excess of material inflation (0.5%), and favorable volume/product mix (0.2%), partially offset by other inflation in excess of productivity benefits (1.6%).
Segment results for the years ended December 31 were as follows:

Dollar amounts in millions	2012	% change	2011	% change	2010
Net revenues	$146.4	2.4%	$143.0	21.2%	$118.0
Segment operating income	11.4		11.9		11.0
Segment operating margin	7.8%		8.3%		9.3%
2012 vs 2011
Net revenues for the year ended December 31, 2012 increased by 2.4%, or $3.4 million, compared with the same period of 2011, which primarily resulted from the following:

Pricing	0.8%
Volume/product mix	(0.2)%
Currency exchange rates	1.8%
Total	2.4%

The increase in revenues was due to pricing improvements and favorable foreign currency impacts, partially offset by unfavorable volume/product mix.
Segment operating margin declined to 7.8% from 8.3% for the same period of 2011. This decrease was primarily related to unfavorable volume/product mix (3.4%) and unfavorable currency impacts (1.4%), partially offset by productivity benefits in excess of other inflation (4.1%).
2011 vs 2010
Net revenues for the year ended December 31, 2011 increased by 21.2%, or $25.0 million, compared with the same period of 2010, which primarily resulted from the following:

Pricing	1.1%
Volume/product mix	14.0%
Currency exchange rates	6.1%
Total	21.2%

The increase in revenues was due to favorable volume/product mix resulting from growth in China in our mechanical hardware and electronics categories as well as from improved pricing and favorable foreign currency exchange rates.
Segment operating margin declined to 8.3% from 9.3% for the same period of 2010. This decrease was primarily related to unfavorable currency impacts (2.9%), material inflation in excess of pricing improvements (2.4%), unfavorable volume/product mix (1.4%) and increased investment spending (1.3%), partially offset by productivity benefits in excess of other inflation (7.0%).
Discontinued Operations
The components of discontinued operations for the years ended December 31 are as follows:

In millions	2012	2011	2010
Net revenues	$—	$72.2	$78.0
Pre-tax earnings (loss) from operations	(2.8)	(2.9)	(4.1)
Pre-tax gain (loss) on sale	(1.5)	(6.7)	—
Tax benefit (expense)	1.6	2.3	1.6
Discontinued operations, net of tax	$(2.7)	$(7.3)	$(2.5)
Integrated Systems and Services Divestiture
On December 30, 2011, we completed the divestiture of our security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. This business, which was reported as part of the Americas segment, designs, installs and services security systems. We reported this business as a discontinued operation for all periods presented. During 2011, we recorded a pre-tax loss on sale of $6.7 million ($5.2 million after-tax) within discontinued operations.
Net revenues and after-tax earnings of the Integrated Systems and Services business for the years ended December 31 were as follows:

In millions	2012	2011	2010
Net revenues	$—	$72.2	$78.0
After-tax earnings (loss) from operations	$(0.5)	$(1.3)	$(2.5)
Gain (loss) on sale, net of tax	(1.5)	(5.2)	—
Discontinued operations, net of tax	$(2.0)	$(6.5)	$(2.5)

Other divestitures
Other discontinued operations, net of tax was a loss of $0.7 million and $0.8 million for the years ended December 31, 2012 and 2011, respectively, and was mainly related to indemnification obligations from previously sold businesses.

Liquidity and Capital Resources
The primary source of liquidity for our businesses is cash flows provided by operations, which has historically been swept to Ingersoll Rand to support its overall cash management strategy. Transfers of cash to and from Ingersoll Rand’s cash management system have been reflected in the Parent company investment in the historical Combined Balance Sheets, Statements of Cash Flows, and Statements of Equity.
Upon completion of the spin-off, our capital structure and sources of liquidity will change significantly from our historical capital structure. Our businesses will no longer participate in cash management and funding arrangements with Ingersoll Rand. Our internally generated cash flow will be used to, among other things, invest in new product development, fund capital expenditures and fund working capital requirements, and is expected to be adequate to service any future debt, pay any future declared dividends and fund future acquisitions, if any. Our ability to fund these capital needs will depend on our ongoing ability to generate cash from operations, and to access our borrowing facilities and capital markets. We believe that our future cash from operations, together with our access to funds on hand and capital markets, will provide adequate resources to fund our operating and financing needs. As is discussed further in “Critical Accounting Policies - Goodwill and indefinite-lived intangible assets - 2013 Impairment Test”, for the nine months ended September 30, 2013 we recorded a non-cash pre-tax goodwill impairment charge of $137.6 million ($131.2 million after-tax) related to our EMEIA reporting unit. This charge had no impact on our cash flows and is not expected to impact our compliance with debt covenants. Furthermore, we believe that this impairment charge will not impact our ability to meet our operating and capital needs in the future.
In connection with the spin-off, we expect to incur approximately $1.3 billion of aggregate debt, which will consist of $1.0 billion of floating-rate debt and $300 million of fixed-rate debt. Additionally, we expect to obtain committed lines of credit under our senior secured revolving credit facility of approximately $500 million. On a pro forma basis after giving effect to the spin-off, our interest expense for the year ended December 31, 2012 would have been approximately $51.2 million (compared to $1.5 million reflected in our combined historical financial statements). See “Description of Material Indebtedness.”
In connection with the spin-off, we intend to distribute cash, including net proceeds from debt that we incur, to Ingersoll Rand.
We earn a significant amount of our operating income in jurisdictions where it is deemed to be permanently reinvested. Our most prominent jurisdiction of operation is the U.S. We currently do not intend nor foresee a need to repatriate funds to the U.S., and no provision for U.S. income taxes has been made with respect to such earnings. We expect existing cash and cash equivalents available to the U.S., the cash generated by our U.S. operations, our expected senior secured credit facilities as well as our expected ability to access the capital markets will be sufficient to fund our U.S. operating and capital needs for at least the next twelve months and thereafter for the foreseeable future. In addition, we expect existing non-U.S. cash and cash equivalents and the cash generated by our non-U.S. operations will be sufficient to fund our non-U.S. operating and capital needs for at least the next twelve months and thereafter for the foreseeable future. Should we require more capital in the U.S. than is generated by our U.S. operations, and we determine that repatriation of non-U.S. cash is necessary, such amounts may be subject to U.S. federal income taxes.
Liquidity
The following table, which does not reflect any indebtedness we may incur in connection with the spin-off, contains several key measures to gauge our financial condition and liquidity at September 30, 2013 and December 31, 2012, 2011 and 2010:

	September 30,	December 31,
In millions	2013	2012	2011	2010
Cash and cash equivalents	$368.5	$317.5	$376.8	$378.3
Short-term borrowings and current maturities of long-term debt	2.1	2.2	1.4	1.0
Long-term debt, including capital leases	2.7	2.8	3.5	5.2
Total debt	4.8	5.0	4.9	6.2
Total Parent Company equity	1,268.4	1,343.2	1,413.8	1,457.4
Total equity	1,301.0	1,366.2	1,435.8	1,481.6
Debt-to-total capital ratio	0.4%	0.4%	0.3%	0.4%

Short-term borrowings and current maturities of long-term debt at September 30, 2013 and December 31, 2012 and 2011 consisted of the following:

	September 30,	December 31,
In millions	2013	2012	2011
Current maturities of long-term debt	$0.3	$0.9	$1.4
Short-term borrowings	1.8	1.3	—
Total	$2.1	$2.2	$1.4
Pension Plans
Ingersoll Rand sponsors several U.S. defined benefit and defined contribution plans covering substantially all of our U.S. employees. Additionally, Ingersoll Rand has non-U.S. defined benefit and defined contribution plans covering eligible non-U.S. employees. Many of the plans covering our employees also cover employees of other Ingersoll Rand subsidiaries. For each of these plans, we have recorded our portion of the expense and the related obligations which have been actuarially determined and assets have been allocated proportionally. The contribution amounts for periods prior to the spin-off were determined in total for each of the plans and allocated to us based on the accumulated benefit obligation. In conjunction with the spin-off, the plans will be legally separated, and the assets, if any, allocated based on the statutory requirements in the jurisdiction.
Ingersoll Rand’s objective in managing defined benefit plan assets is to ensure that all present and future benefit obligations are met as they come due. Ingersoll Rand seeks to achieve this goal while trying to mitigate volatility in plan funded status, contribution, and expense by better matching the characteristics of the plan assets to that of the plan liabilities. Ingersoll Rand monitors plan funded status and asset allocation regularly in addition to investment manager performance. Prior to 2011, Ingersoll Rand utilized asset/liability modeling studies as the basis for global asset allocation decisions. In 2011, Ingersoll Rand adopted a dynamic approach to asset allocation whereby a plan’s allocation to fixed income assets increases progressively over time towards an ultimate target of 90% as a plan moves toward full funding. As a result of implementing this strategy, Ingersoll Rand commenced to increase the fixed income allocation of the U.S. plans, which coupled with declines in market return expectations resulted in the U.S. plans’ Expected Rate of Return declining from 7.25% in 2011 to 5.25% in 2012. This decrease in the U.S. expected rate of return coupled with the 0.75% decline in the Non-U.S. expected rate of return on plan assets will have a $6.0 impact on the 2013 pension cost.
Ingersoll Rand monitors the impact of market conditions on the defined benefit plans on a regular basis. During 2012, none of the defined benefit pension plans experienced a significant impact on its liquidity due to the volatility in the markets. For further details on pension plan activity, see Note 11 to the annual combined financial statements.
Our retirement programs and other benefits will generally be similar to those of Ingersoll Rand immediately prior to completion of the spin-off. Our Compensation Committee will review these programs and benefits and may make changes to align them with our compensation philosophy and view of the business needs and strategic priorities.
Cash Flows
The following table reflects the major categories of cash flows for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010. For additional details, please see the Statements of Cash Flows in the combined financial statements.

	September 30,		December 31,
In millions	2013	2012	2012	2011	2010
Operating cash flow provided by (used in) continuing operations	$157.9	$198.9	$271.9	$272.8	$208.0
Investing cash flow provided by (used in) continuing operations	12.4	(12.0)	(17.5)	(3.5)	(20.1)
Financing cash flow provided by (used in) continuing operations	(123.9)	(242.1)	(317.9)	(253.6)	(106.3)
Operating Activities
Net cash provided by continuing operating activities was $271.9 million for the year ended December 31, 2012 compared with $272.8 million for 2011 and $208.0 million for 2010. Operating cash flows for 2012 and 2011 reflect consistent earnings from continuing operations and working capital levels. Operating cash flows for 2010 reflects lower earnings from continuing operations and required and discretionary cash contributions to our pension funds of $51.6 million, compared to $2.6 million for 2011 and $12.7 million for 2012.

Net cash provided by continuing operating activities was $157.9 million for the nine months ended September 30, 2013 compared with $198.9 million for the same period of 2012. Operating cash flows reflect the timing of billings and collections of receivables.
Investing Activities
Net cash used in continuing investing activities was $17.5 million for the year ended December 31, 2012, compared with $3.5 million for 2011 and $20.1 million for 2010. The decline in investing activities for 2011 is primarily attributable to the proceeds from the Integrated Systems and Services divestiture.
Net cash provided by continuing investing activities was $12.4 million for the nine months ended September 30, 2013 compared with net cash used of $12.0 million for the same period of 2012. The change in investing activities is primarily attributable to proceeds from a property sale in China.
Financing Activities
Net cash used in continuing financing activities was $317.9 million for the year ended December 31, 2012 compared with $253.6 million for 2011 and $106.3 million for 2010. The change in financing activities is primarily attributable to net transfers to Ingersoll Rand of $311.6 million, $240.6 million and $103.9 million for 2012, 2011 and 2010, respectively.
Net cash used in continuing financing activities was $123.9 million for the nine months ended September 30, 2013 compared with $242.1 million for the same period of 2012. The decrease is primarily attributable to net transfers to Ingersoll Rand of $118.5 million for 2013 and $238.8 million for 2012.
Dividend Policy
Following the distribution, we expect to pay regular dividends. The recommendation, declaration, amount and payment of any dividend in the future by us will be subject to the sole discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, future prospects and capital requirements of our business, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints, income tax consequences, industry practice and other factors that our Board of Directors may deem relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. There can also be no assurance that the combined annual dividends on Ingersoll Rand ordinary shares and our ordinary shares after the spin-off, if any, will be equal to the annual dividends on Ingersoll Rand ordinary shares prior to the spin-off.
Capital Resources
Based on historical performance and current expectations, we believe our cash and cash equivalents balance, the cash generated from our operations, and our expected ability to access capital markets will satisfy our working capital needs, capital expenditures, and other liquidity requirements associated with our operations for the foreseeable future.
Capital expenditures were $19.6 million, $25.5 million and $21.8 million for 2012, 2011 and 2010, respectively. Our investments continue to improve manufacturing productivity, reduce costs and provide environmental enhancements and advanced technologies for existing facilities. The capital expenditure program for 2013 is estimated to be approximately $30 million, including amounts approved in prior periods. Many of these projects are subject to review and cancellation at our option without incurring substantial charges.
For financial market risk impacting the Company, see “Quantitative and Qualitative Disclosure About Market Risk.”
Contractual Obligations
The following table summarizes our contractual cash obligations by required payment periods as of December 31, 2012 and does not give effect to the additional debt we will incur in connection with the spin-off:

In millions	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Short-term debt and interest	$1.3	$—	$—	$—	$1.3
Long-term debt and interest, including capital leases	0.9	1.8	1.1	—	3.8
Purchase obligations	104.4	—	—	—	104.4
Operating leases	19.3	22.5	12.9	2.3	57.0
Total contractual cash obligations	$125.9	$24.3	$14.0	$2.3	$166.5

We expect to incur additional debt in connection with the spin-off, including our senior notes and borrowings under our senior secured credit facilities. See “Description of Material Indebtedness.” Accordingly, our long-term debt and interest payment obligations as described in the table above will be impacted. For information regarding the pro forma effect of this new debt on our capital structure, see “Capitalization” and “Unaudited Pro Forma Condensed Combined Financial Statements.”
Future expected obligations under our pension and postretirement benefit plans, income taxes, environmental, and product warranty matters have not been included in the contractual cash obligations table above.
Pensions
At December 31, 2012, our portion of the net pension obligations of 98.5 million consisted of current pension benefit liabilities of $0.9 million and non-current pension benefit liabilities of $97.6 million. The objective is to contribute to funded pension plans adequate funds to ensure assets are available in the plans to make benefit payments to plan participants and beneficiaries when required. We currently project that we will contribute approximately $10.7 million primarily to our Non-U.S. plans in 2013. Because the timing and amounts of long-term funding requirements for pension obligations are uncertain, they have been excluded from the preceding table. See Note 11 to the annual combined financial statements for additional information.
Postretirement Benefits Other than Pensions
At December 31, 2012, we had postretirement benefit obligations of $18.0 million. Postretirement benefits are principally funded on a pay-as-you-go basis as medical costs are incurred by covered retiree populations. Benefit payments, which are net of expected plan participant contributions and Medicare Part D subsidy, are expected to be approximately $1.0 million in 2013. Because the timing and amounts of long-term funding requirements for postretirement obligations are uncertain, they have been excluded from the preceding table. See Note 11 to the annual combined financial statements for additional information.
Income Taxes
At December 31, 2012, we have total unrecognized tax benefits for uncertain tax positions of $63.6 million and $18.2 million of related accrued interest and penalties, net of tax. The liability has been excluded from the preceding table as we are unable to reasonably estimate the amount and period in which these liabilities might be paid. See Note 17 to the annual combined financial statements for additional information regarding matters relating to income taxes, including unrecognized tax benefits.
Contingent Liabilities
We are involved in various litigations, claims and administrative proceedings, including those related to environmental, and product warranty matters. We believe that these liabilities are subject to the uncertainties inherent in estimating future costs for contingent liabilities, and will likely be resolved over an extended period of time. Because the timing and amounts of potential future cash flows are uncertain, they have been excluded from the preceding table. See Note 19 to the annual combined financial statements for additional information.
See Note 9 and Note 19 to the annual combined financial statements for additional information on matters affecting our liquidity.
Critical Accounting Policies
Management’s Discussion and Analysis of Financial Condition and Results of Operations are based upon our Combined Financial Statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with those accounting principles requires management to use judgment in making estimates and assumptions based on the relevant information available at the end of each period. These estimates and assumptions have a significant effect on reported amounts of assets and liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities because they result primarily from the need to make estimates and assumptions on matters that are inherently uncertain. Actual results may differ from estimates. If updated information or actual amounts are different from previous estimates, the revisions are included in our results for the period in which they become known.
The following is a summary of certain accounting estimates and assumptions made by management that we consider critical.

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Allowance for doubtful accounts – We maintain an allowance for doubtful accounts receivable which represents our best estimate of probable loss inherent in our accounts receivable portfolio. This estimate is based upon our two step policy that results in the total recorded allowance for doubtful accounts. The first step is to create a specific reserve for significant accounts as to which the customer’s ability to satisfy their financial obligation to the Company is in doubt due to circumstances such as bankruptcy, deteriorating operating results or financial position. In these circumstances, management uses its judgment to record an allowance based on the best estimate of probable loss, factoring in such considerations as the market value of collateral, if applicable. The second step is to record a portfolio reserve based on the aging of the outstanding accounts receivable portfolio and the Company’s historical experience with our end markets, customer base and products. Actual results could differ from those estimates. These estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of operations in the period that they are determined.

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Goodwill and indefinite-lived intangible assets – We have significant goodwill and indefinite-lived intangible assets on our balance sheet related to acquisitions. Our goodwill and other indefinite-lived intangible assets are tested and reviewed annually during the fourth quarter for impairment or when there is a significant change in events or circumstances that indicate that the fair value of an asset is more likely than not less than the carrying amount of the asset.

Recoverability of goodwill is measured at the reporting unit level and begins with a qualitative assessment to determine if it is more likely than not that the fair value of each reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test included in GAAP. For those reporting units where it is required, the first step compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, a second step is performed, wherein the reporting unit’s carrying value of goodwill is compared to the implied fair value of goodwill. To the extent that the carrying value exceeds the implied fair value, impairment exists and must be recognized.
As quoted market prices are not available for our reporting units, the calculation of their estimated fair value in step one is based on two valuation techniques, a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach), with each method being equally weighted in the calculation. We believe an equal weighting of both approaches is appropriate. The income approach relies on the Company’s estimates of future cash flows and explicitly addresses factors such as timing, growth and margins, with due consideration given to forecasting risk. The market approach reflects the market’s expectations for future growth and risk, with adjustments to account for differences between the guideline publicly-traded companies and the subject reporting units.
In step 2, the implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The estimated fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit, as determined in the first step of the goodwill impairment test, was the price paid to acquire that reporting unit.
Recoverability of other intangible assets with indefinite useful lives is first assessed using a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. This assessment is used as a basis for determining whether it is necessary to calculate the fair value of an indefinite-lived intangible asset. For those indefinite-lived assets where it is required, a fair value is determined on a relief from royalty methodology (income approach) which is based on the implied royalty paid, at an appropriate discount rate, to license the use of an asset rather than owning the asset. The present value of the after-tax cost savings (i.e. royalty relief) indicates the estimated fair value of the asset. Any excess of the carrying value over the estimated fair value is recognized as an impairment loss equal to that excess.
The determination of the estimated fair value and the implied fair value of goodwill and other indefinite-lived intangible assets requires us to make assumptions about estimated cash flows, including profit margins, long-term forecasts, discount rates and terminal growth rates. We developed these assumptions based on the market and geographic risks unique to each reporting unit.
2013 Impairment Test
As discussed under "2012 Impairment Test," the estimated fair value of our EMEIA reporting unit exceeded its carrying value by 2.5% as of October 1, 2012. We continued to monitor the close proximity of the reporting unit's carrying value compared to its fair value and determined that we were required to complete the first step of the two-step impairment test in the third quarter of 2013. Under the income approach we assumed a discount rate of 11.0%, near term growth rates ranging from 2.5% to 4.6% and a terminal growth rate of 2.5%. Under the market approach, we assumed a weighted average multiple of 8.9 and 8.0 times projected 2013 and 2014 EBITDA, respectively, and a multiple of 0.7 and 0.6 times projected 2013 and 2014 revenue, respectively, based on industry market data. The results of our impairment test indicated that the estimated fair value of our EMEIA reporting unit was less than its carrying value; consequently, we performed the second step of the impairment test to quantify the amount of the non-cash, goodwill impairment charge. For the nine months ended September 30, 2013 we recorded a non-cash pre-tax goodwill impairment charge of $137.6 million ($131.2 million after-tax). This charge had no impact on our cash flows or our compliance with debt covenants. Immediately after the impairment charge, our EMEIA reporting unit fair value exceeded its carrying value by 21.4% on a step one basis.
During 2013, we renegotiated a significant joint venture contract within our Asia Pacific - Other reporting unit and moved the related product line to our Americas segment. As a result of these business changes, we completed the first step of the two-step impairment test. The results of our third quarter 2013 impairment test indicated that the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) was less than 15%. This reporting unit has goodwill of approximately $57 million.
Our Asia Pacific - Other reporting unit exceeded its carrying value by 5.0% as of July 1, 2013. We have provided below key assumptions and a sensitivity analysis. Under the income approach we assumed a weighted average discount rate of 13.0%, near term growth rates ranging from 3.4% to 13.9% and a terminal growth rate of 4.0%. Under the market approach, we assumed a weighted average implied multiple of 0.8 and 9.3 times projected 2012 revenue and earnings before interest, taxes, depreciation and amortization (EBITDA), respectively, based on industry market data. Holding other assumptions constant, a 1.0% increase in the discount rate would result in a $8.0 million decrease in the estimated fair value of the reporting unit, a 1.0% decrease in the long-term growth rate would result in a $6.0 million decrease in the estimated fair value of the reporting unit and a 5.0% decrease in the selected market multiples would result in a $4.0 million decrease in the estimated fair value of the reporting unit. Each of these scenarios individually would result in the reporting unit failing step 1, which would lead to any or all of the reporting unit's $57 million of goodwill to be impaired.
2012 Impairment Test
For our annual impairment testing performed during the fourth quarter of 2012, we concluded it was necessary to calculate the fair value for each of the reporting units and indefinite-lived intangibles. Based on the results of these calculations, we determined that the fair value of the reporting units and indefinite-lived intangible assets exceeded their respective carrying values. The estimates of fair value are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about expected future cash flows.
Goodwill - Under the income approach, we assumed a forecasted cash flow period of five years with discount rates ranging from 10.0% to 12.0% , near term growth rates ranging from (1.1)% to 14.8% and terminal growth rates ranging from 2.5% to 4.0% . Under the market approach, we used an adjusted multiple ranging from 6.7 to 7.9 of projected EBITDA and 0.8 to 1.2 of projected revenues based on the market information of comparable companies.
For all reporting units except the EMEIA reporting unit, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) was a minimum of 15%. The EMEIA reporting unit’s estimated fair value exceeded its carrying value by 2.5%. This reporting unit had goodwill of approximately $190 million.
For the EMEIA reporting unit we have provided below additional assumptions and a sensitivity analysis. Under the income approach we assumed a discount rate of 10%, near term growth rates ranging from (1.1)% to 5% and a terminal growth rate of 2.5%. Under the market approach, we assumed a weighted average multiple of 7.8 and 7.1 times projected 2012 and 2013 EBITDA, respectively, and a multiple of 0.8 times projected 2012 and 2013 revenue, based on industry market data. Holding other assumptions constant, a 1.0% increase in the discount rate would result in a $20 million decrease in the estimated fair value of the reporting unit, a 1.0% decrease in the long-term growth rate would result in a $15 million decrease in the estimated fair value of the reporting unit and a 5.0% decrease in the selected market multiples would result in a $15 million decrease in the estimated fair value of the reporting unit. Each of these scenarios individually would result in the reporting unit failing step 1.
Assessing the fair value of goodwill includes, among other things, making key assumptions for estimating future cash flows and appropriate market multiples. These assumptions are subject to a high degree of judgment and complexity. We make every effort to estimate future cash flows as accurately as possible with the information available at the time the forecast is developed. However, changes in assumptions and estimates may affect the estimated fair value of the reporting unit, and could result in impairment charges in future periods. Factors that have the potential to create variances in the estimated fair value of the reporting unit include but are not limited to the following:

•	Decreases in estimated market sizes or market growth rates due to greater-than-expected declines in volumes, pricing pressures or disruptive technology;

•	Declines in our market share and penetration assumptions due to increased competition or an inability to develop or launch new products;

•	The impacts of the European sovereign debt crisis, including greater-than-expected declines in pricing, reductions in volumes, or fluctuations in foreign exchange rates;

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The level of success of on-going and future research and development efforts, including those related to recent acquisitions, and increases in the research and development costs necessary to obtain regulatory approvals and launch new products;

•	Increase in the price or decrease in the availability of key commodities and the impact of higher energy prices;

•	Increases in our market-participant risk-adjusted weighted-average cost of capital; and

•	Changes in the structure of our business as a result of future reorganizations or divestitures of assets or businesses.
Other Indefinite-lived intangible assets - In testing our other indefinite-lived intangible assets for impairment, we assumed forecasted revenues for a period of five years with a discount rate of 12.0%, a terminal growth rate of 2.5%, and a royalty rate of 5.0%. All indefinite-lived intangible assets had a fair value that exceeded their carrying value by more than 15%.
A significant increase in the discount rate, decrease in the long-term growth rate, decrease in the royalty rate or substantial reductions in our end markets and volume assumptions could have a negative impact on the estimated fair values of any of our tradenames. The estimates of fair value are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about expected future cash flows.

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Long-lived assets and finite-lived intangibles – Long-lived assets and finite-lived intangibles are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. Assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows can be generated. Impairment in the carrying value of an asset would be recognized whenever anticipated future undiscounted cash flows from an asset are less than its carrying value. The impairment is measured as the amount by which the carrying value exceeds the fair value of the asset as determined by an estimate of discounted cash flows. We believe that our use of estimates and assumptions are reasonable and comply with U.S. generally accepted accounting principles. Changes in business conditions could potentially require future adjustments to these valuations.

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Loss contingencies – Liabilities are recorded for various contingencies arising in the normal course of business, including litigation and administrative proceedings, product warranty, worker’s compensation and other claims. We have recorded reserves in the financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience data depending on the nature of the reserve, and in certain instances with consultation of legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, we believe our estimated reserves are reasonable and do not believe the final determination of the liabilities with respect to these matters would have a material effect on our financial condition, results of operations, liquidity or cash flows for any year.

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Revenue recognition – Revenue is recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of a sales arrangement exists; (b) the price is fixed or determinable; (c) collectability is reasonably assured; and (d) delivery has occurred or service has been rendered. Delivery generally occurs when the title and the risks and rewards of ownership have substantially transferred to the customer. Both the persuasive evidence of a sales arrangement and fixed or determinable price criteria are deemed to be satisfied upon receipt of an executed and legally binding sales agreement or contract that clearly defines the terms and conditions of the transaction including the respective obligations of the parties. If the defined terms and conditions allow variability in all or a component of the price, revenue is not recognized until such time that the price becomes fixed or determinable. At the point of sale, we validate that existence of an enforceable claim that requires payment within a reasonable amount of time and assesses the collectability of that claim. If collectability is not deemed to be reasonably assured, then revenue recognition is deferred until such time that collectability becomes probable or cash is received. Delivery is not considered to have occurred until the customer has taken title and assumed the risks and rewards of ownership. Service and installation revenue are recognized when earned. In some instances, customer acceptance provisions are included in sales arrangements to give the buyer the ability to ensure the delivered product or service meets the criteria established in the order. In these instances, revenue recognition is deferred until the acceptance terms specified in the arrangement are fulfilled through customer acceptance or a demonstration that established criteria have been satisfied. If uncertainty exists about customer acceptance, revenue is not recognized until acceptance has occurred.
We offer various sales incentive programs to our customers, dealers, and distributors. Sales incentive programs do not preclude revenue recognition, but do require an accrual for our best estimate of expected activity. Examples of the sales incentives that are accrued for as a contra receivable and sales deduction at the point of sale include, but are not limited to, discounts (i.e. net 30 type), coupons, and rebates where the customer does not have to provide any additional requirements to receive the discount. Sales returns and customer disputes involving a question of quantity or price are also accounted for as a reduction in revenue and a contra receivable. At December 31, 2012 and 2011, we had a customer claim accrual (contra receivable) of $20.8 million and $20.2 million, respectively. All other incentives or incentive programs where the customer is required to reach a certain sales level, remain a customer for a certain period, provide a rebate form or is subject to additional requirements are accounted for as a reduction of revenue and establishment of a liability. At December 31, 2012 and 2011, we had a sales incentive accrual of $20.2 million and $16.8 million, respectively. Each of these accruals represents our best estimate we expect to pay related to previously sold units based on historical claim experience. These estimates are reviewed regularly for accuracy. If updated information or actual amounts are different from previous estimates, the revisions are included in our results for the period in which they become known. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a material impact on our combined financial statements.
We provide equipment, integrated solutions, and installation designed to customer specifications through construction-type contracts. The term of these types of contracts is typically less than one year, but can be as long as three years. Revenues related to these contracts are recognized using the percentage-of-completion method in accordance with GAAP. This measure of progress toward completion, utilized to recognize sales and profits, is based on the proportion of actual cost incurred to date as compared to the total estimate of contract costs at completion. The timing of revenue recognition often differs from the invoicing schedule to the customer with revenue recognition in advance of customer invoicing recorded to unbilled accounts receivable and invoicing in advance of revenue recognition recorded to deferred revenue. At December 31, 2012, all recorded receivables (billed and unbilled) are due within one year. We re-evaluate our contract estimates periodically and reflects changes in estimates in the current period using the cumulative catch-up method. These periodic reviews have not historically resulted in significant adjustments. If estimated contract costs are in excess of contract revenues, then the excess costs are accrued.
We enter into sales arrangements that contain multiple elements, such as equipment, installation and service revenue. For multiple element arrangements, each element is evaluated to determine the separate units of accounting. The total arrangement consideration is then allocated to the separate units of accounting based on their relative selling price at the inception of the arrangement. The relative selling price is determined using vendor specific objective evidence (VSOE) of selling price, if it exists; otherwise, third-party evidence (TPE) of selling price is used. If neither VSOE nor TPE of selling price exists for a deliverable, a best estimate of the selling price is developed for that deliverable. We primarily utilize VSOE to determine its relative selling price. We recognize revenue for delivered elements when the delivered item has stand-alone value to the customer, the basic revenue recognition criteria have been met, and only customary refund or return rights related to the delivered elements exist.

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Product Warranties – Standard product warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience. We assess the adequacy of our liabilities and will make adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.

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Income taxes – Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. We recognize future tax benefits, such as net operating losses and non-U.S. tax credits, to the extent that realizing these benefits is considered in our judgment to be more likely than not. We regularly review the recoverability of our deferred tax assets considering our historic profitability, projected future taxable income, timing of the reversals of existing temporary differences and the feasibility of our tax planning strategies. Where appropriate, we record a valuation allowance with respect to a future tax benefit.

The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which we operate. Future changes in applicable laws, projected levels of taxable income, and tax planning could change the effective tax rate and tax balances recorded by us. In addition, tax authorities periodically review income tax returns filed by us and can raise issues regarding our filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which we operate. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. We believe that we have adequately provided for any reasonably foreseeable resolution of these matters. We will adjust our estimate if significant events so dictate. To the extent that the ultimate results differ from our original or adjusted estimates, the effect will be recorded in the provision for income taxes in the period that the matter is finally resolved.

•
Employee benefit plans – Ingersoll Rand provides a range of benefits to eligible employees and retirees, including pensions, postretirement and postemployment benefits. Determining the cost associated with such benefits is dependent on various actuarial assumptions including discount rates, expected return on plan assets, compensation increases, employee mortality, turnover rates and healthcare cost trend rates. Actuarial valuations are performed to determine expense in accordance with GAAP. Actual results may differ from the actuarial assumptions and are generally accumulated and amortized into earnings over future periods. Actuarial assumptions are reviewed at each measurement date and modifications are made to the assumptions based on current rates and trends, if appropriate. The discount rate, the rate of compensation increase and the expected long-term rates of return on plan assets are determined as of each measurement date. A discount rate reflects a rate at which pension benefits could be effectively settled. Discount rates for all plans are established using hypothetical yield curves based on the yields of corporate bonds rated AA quality. Spot rates are developed from the yield curve and used to discount future benefit payments. The rate of compensation increase is dependent on expected future compensation levels. The expected long-term rate of return on plan assets reflects the average rate of returns expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected long-term rate of return on plan assets is based on what is achievable given the plan’s investment policy, the types of assets held and the target asset allocation. The expected long-term rate of return is determined as of each measurement date. The assumptions utilized in recording our obligations under the plans are reasonable based on input from our actuaries, outside investment advisers and information as to assumptions used by plan sponsors.

The objective in managing defined benefit plan assets is to ensure that all present and future benefit obligations are met as they come due. The goal is to achieve this while trying to mitigate volatility in plan funded status, contribution, and expense by better matching the characteristics of the plan assets to that of the plan liabilities. Prior to 2011, asset/liability modeling studies were utilized as the basis for global asset allocation decisions. In 2011, an approach was adopted toward asset allocation whereby a plan’s allocation to fixed income assets increases progressively over time towards an ultimate target of 90% as a plan moves toward full funding. The plan’s funded status is monitored for its asset allocation regularly in addition to investment manager performance. The expected rate of return of U.S. and Non-U.S. plan assets decreased from 2011 to 2012 by 2.0% and 0.75%, respectively. This decrease in the expected rate of return on plan assets will have a $6.0 million impact on the 2013 pension cost.
Changes in any of the assumptions can have an impact on the net periodic pension cost or postretirement benefit cost. Estimated sensitivities to the expected 2013 net periodic pension cost of a 0.25% rate decline in the two basic assumptions are as follows: the decline in the discount rate would increase expense by approximately $1.2 million and the decline in the estimated return on assets would increase expense by approximately $1.1 million. A 0.25% rate decrease in the discount rate for postretirement benefits would increase expected 2013 net periodic postretirement benefit cost by $0.02 million and a 1.0% increase in the healthcare cost trend rate would increase the cost by approximately $0.2 million.
Recent Accounting Pronouncements
See Note 2 to our annual and interim combined financial statements included within this Information Statement for discussion of recently issued accounting pronouncements.
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
We are exposed to fluctuations in currency exchange rates, interest rates and commodity prices which could impact our results of operations and financial condition.
Foreign Currency Exposures
We have operations throughout the world that manufacture and sell products in various international markets. As a result, we are exposed to movements in exchange rates of various currencies against the U.S. dollar as well as against other currencies throughout the world. We actively manage material currency exposures that are associated with purchases and sales and other assets and liabilities at the operating unit level. Those exposures that cannot be naturally offset to an insignificant amount are hedged with foreign currency derivatives. Derivative instruments utilized by us in our hedging activities are viewed as risk management tools, involve little complexity and are not used for trading or speculative purposes. To minimize the risk of counterparty non-performance, derivative instrument agreements are made only through major financial institutions with significant experience in such derivative instruments.

We evaluate our exposure to changes in currency exchange rates on our foreign currency derivatives using a sensitivity analysis. The sensitivity analysis is a measurement of the potential loss in fair value based on a percentage change in exchange rates. Based on the firmly committed currency derivative instruments in place at December 31, 2012, a hypothetical change in fair value of those derivative instruments assuming a 10% adverse change in exchange rates would result in an unrealized loss of approximately $4.2 million, as compared with $4.1 million at December 31, 2011. These amounts, when realized, would be offset by changes in the fair value of the underlying transactions.
Commodity Price Exposures
We are exposed to volatility in the prices of commodities used in some of our products and we use fixed price contracts to manage this exposure. We do not have committed commodity derivative instruments in place at December 31, 2012.
Interest Rate Exposure
We expect a portion of our borrowings will be at variable rates of interest and expose us to interest rate risks. We will be exposed to the risk of rising interest rates to the extent that we fund our operations with short-term or variable-rate borrowings. We expect that as of the date of the spin-off, we will have approximately $1.3 billion of aggregate debt outstanding, and that this amount will consist of $1.0 billion of floating-rate debt and $300 million of fixed-rate debt. Based on the amount of floating-rate debt that we expect to be outstanding at the time of the spin-off, a 1% rise in interest rates would result in an incremental annual interest expense of approximately $10 million. If the base interest rate in our credit facilities increases in the future then the floating-rate debt could have a material effect on our interest expense.

MANAGEMENT
Executive Officers Following the Spin-Off
Upon completion of the spin-off, none of our executive officers will be executive officers or employees of Ingersoll Rand. The following sets forth information regarding individuals who are expected to serve as our executive officers, including their positions after the spin-off. Additional executive officers will be selected prior to the spin-off to serve as executive officers after the spin-off and information concerning those executive officers will be included in an amendment to this Information Statement.
David D. Petratis, age 55, is our Chairman, President and Chief Executive Officer. Mr Petratis served as the Chairman, President and Chief Executive Officer of Quanex Building Products Corporation (a manufacturer of engineered material and components for the building products markets) from 2008 to July 2013, and the President and Chief Executive Officer of the Northern Operating Division of Schneider Electric (an energy management company) from 2004 to 2008.
Patrick S. Shannon, age 51, is our Senior Vice President and Chief Financial Officer. Mr. Shannon has served as Ingersoll Rand’s Vice President and Treasurer since August 2012. Mr. Shannon previously served as Ingersoll Rand’s Vice President, Audit Services from February 2010 to August 2012; Ingersoll Rand’s Vice President, Finance and Information Technology - Trane Commercial Systems from September 2008 to February 2010; and Ingersoll Rand’s Vice President, Strategy and Business Development from June 2007 to September 2008.
Timothy P. Eckersley, age 51, is our Senior Vice President - Americas. Mr. Eckersley has served as Ingersoll Rand’s President, Security Technologies - Americas since November 2007.
Raymond H. Lewis Jr., age 49, is our Senior Vice President - Human Relations. Mr. Lewis has served as Ingersoll Rand’s Vice President - Human Resources and Communications, Industrial Technologies since October 2010.  Mr. Lewis previously served as Ingersoll Rand’s Vice President - Human Resources for Global Product Management and Integrated Supply Chain, Industrial Technologies from December 2008 to October 2010.  From November 2007 to December 2008, Mr. Lewis served as Vice President - Human Resources for Doosan Infracore International (a manufacturing company).
Barbara A. Santoro, age 55, is our Senior Vice President, General Counsel and Secretary. Ms. Santoro has served as Ingersoll Rand’s Vice President - Corporate Governance and Secretary since December 2004.
Feng (William) Yu, age 49, is our Senior Vice President - Asia Pacific. Mr. Yu has served as Ingersoll Rand’s President, Security Technologies - Asia Pacific since February 2011. Mr. Yu previously served as Ingersoll Rand's Vice President, Thermo King - Asia Pacific from 2008 to February 2011.
Douglas P. Ranck, age 55, is our Vice President and Controller. Mr. Ranck has served as Ingersoll Rand’s Global Controller and Financial Planning and Analysis Leader - Climate Solutions since June 2008.  Mr. Ranck previously served as Global Controller and Financial Planning and Analysis Leader - Commercial for Trane Inc. (a heating, ventilation and air conditioning company) from October 2006 to June 2008.
Board of Directors Following the Spin-Off
The following sets forth information with respect to those persons who are expected to serve on our Board of Directors following the spin-off. None of our directors will serve on the Board of Directors of Ingersoll Rand. We may name and present additional nominees for election prior to the spin-off.

Michael J. Chesser - age 64; will join our Board of Directors and serve as Chair of the Compensation Committee

•	Former Chairman and Chief Executive Officer of Great Plains Energy Incorporated (an electric utilities holding company) from 2003 to 2013

•	Current Directorships:

▪	Polypore International Inc.

•	Former Directorships:

▪	Great Plains Energy Inc.

▪	Itron Inc.

▪	UMB Financial Corp.

•	Other activities:

▪	Trustee, Midwest Research Institute

▪	Trustee, Committee for Economic Development

▪	Chairman, Partnership for Children

Mr. Chesser’s successful career in the energy sector offers us insight into the latest developments in industrial processes, innovation and process improvement. His expertise will provide guidance into new technologies for our operations, help progress our productivity initiatives and offer instructive process methodologies to accelerate our innovation efforts. Mr. Chesser is a recognized authority on energy technologies which brings unique perspectives both within our own operations and on behalf of our customers and communities. His extensive experience with compensation and talent development are of particular benefit to us. Finally, his leadership for a North American company will provide practical insight to help drive our growth plans for that geography.
Carla Cico - age 52; will join our Board of Directors

•	Former Chief Executive Officer of Rivoli S.p.A. (prefabricated infrastructure company) from 2009 to 2011

•	Former Chief Executive Officer of Ambrosetti Consulting (a consulting company) from 2008 to 2009

•	Current Directorships:

▪	Alcatel-Lucent
Ms. Cico’s experience leading a prefabricated infrastructure company offers a deep understanding of the building and construction industries. She brings a unique perspective to the Board with her direct knowledge of application expertise, regulatory requirements, complex configurations and working with architects, contractors and engineers to adhere to specific safety requirements, all of which influence the successful execution of our strategic plan. Ms. Cico was cited as one of the most powerful women in international business in Forbes (1994) and Fortune (1995). She offers extraordinary insight into regional and global economic, social and political issues.
Kirk S. Hachigian - age 54; will join our Board of Directors and serve as Lead Director

•	Former Chairman, President and Chief Executive Officer of Cooper Industries plc. (global manufacturer of electrical components for the industrial, utility and construction markets) from 2006 to 2012

•	Current Directorships:

▪	Paccar Inc.

•	Former Directorships:

▪	Cooper Industries plc

▪	Trane Inc. (formerly, American Standard Inc.)
Mr. Hachigian’s experience as chairman and chief executive officer of a $6 billion NYSE global diversified manufacturing organization brings substantial expertise to all of our operational and financial matters, including global manufacturing, engineering, marketing, labor relations, channel management and investor relations. His prior work will benefit our Board and management team as we pursue future business opportunities globally. He has a successful track record of creating value to shareholders, recently completing the $13 billion merger of Cooper Industries with Eaton Corporation. In addition, his leadership of an organization incorporated in Ireland provides valuable oversight experience to our Irish financial reporting and accounting requirements. His executive leadership positions directly correspond to key elements of our growth and operational strategies.
David D. Petratis - age 55, will join our Board of Directors and serve as Chairman

•	President and Chief Executive Officer of Allegion plc

•	Chairman, President and Chief Executive Officer of Quanex Building Products Corporation (a manufacturer of engineered material and components for the building products markets) from 2008 to July 2013

•	President and Chief Executive Officer of the North American Operating Division of Schneider Electric (a global electrical and automation manufacturer) from 2004 to 2008

•	Current Directorships: None

•	Former Directorships:

▪	Gardner Denver, Inc.

▪	Quanex Building Products Corporation
Mr. Petratis’s successful leadership of global manufacturing companies brings significant experience and expertise to the Company’s management and governance. In particular, Mr. Petratis has an extensive background in the building products industry, as well as strong experience with operations and lean manufacturing, distribution and channel marketing and management, the merger and acquisition process, and strategy development.

Luc Oursel - age 54; will join our Board of Directors

•	Chairman, President and Chief Executive Officer of Areva SA (solutions provider for carbon-free power generation worldwide) since 2007

•	Current Directorships:

▪	Areva SA
Mr. Oursel provides the Board of Directors with an understanding of international business and trade policy that could impact our company. His experience in the energy sector over the last thirty years provides insight into the complex systems involved in the efficient and effective development of operations. In addition, he spent nearly a decade of his career in public service with the French Ministry of Industry and Ministry of Defense and can help the company understand European public policy, economic and political issues. Mr. Oursel has a particular expertise in international marketing which will benefit us as we seek to invest in attractive developing markets and emerging technology product categories.
Martin E. Welch III, age 65; will join our Board of Directors and serve as Chair of the Audit and Finance Committee

•	Former Executive Vice President and Chief Financial Officer of Visteon Corporation (a global automotive parts supplier) from 2011 to 2012

•	Former Executive Vice President and Chief Financial Officer of United Rentals, Inc. (an equipment rental company) from 2005 to 2009

•	Former Business Advisor to York Management Services (a private equity firm) from 2002 to 2008

•	Current Directorships:

▪	Global Brass and Copper Holdings, Inc.

•	Former Directorships:

▪	Delphi Corporation

•	Other Activities:

▪	Trustee, University of Detroit Mercy
Mr. Welch’s experience as a chief financial officer brings substantial financial expertise to our Board. His senior leadership experience with global manufacturing companies will benefit our Board as it develops our growth strategy and will help drive our operational improvement. In addition, Mr. Welch’s experience as a business advisor to a private equity firm will benefit the Company’s long-term strategic planning.
At any meeting of shareholders for the election of directors at which a quorum is present, directors will be elected by the affirmative vote of a majority of the votes cast and will serve for one-year terms. Any nominee for director who does not receive a majority of the votes cast will not be elected to the Board of Directors, except as described in “Description of Our Share Capital - Election of Directors.”
Independence of Directors
It is anticipated that all of our Board of Directors, except our Chief Executive Officer, who will be an employee of Allegion, will meet the criteria for independence as defined by the rules of the NYSE and the corporate governance guidelines to be adopted by the Board of Directors. The corporate governance guidelines, including our independence standards, will be posted to our website prior to the completion of the spin-off.
Director Nominations Process
We intend to adopt corporate governance guidelines that will contain information concerning the responsibilities of the Corporate Governance and Nominating Committee with respect to identifying and evaluating future director candidates.
The Corporate Governance and Nominating Committee will review the composition of the full Board of Directors to identify the qualifications and areas of expertise needed to further enhance the composition of the Board of Directors, will make recommendations to the Board of Directors concerning the appropriate size and needs of the Board of Directors and, on its own or with the assistance of management or others, will identify candidates with those qualifications. In considering candidates, the Corporate Governance and Nominating Committee will take into account all factors it considers appropriate, including breadth of experience, understanding of business and financial issues, ability to exercise sound judgment, diversity, leadership, and achievements and experience in matters affecting business and industry. The Corporate Governance and Nominating Committee will consider the entirety of each candidate’s credentials and believes that at a minimum each nominee should satisfy the following criteria: highest character and integrity, experience and understanding of strategy and policy-setting, sufficient time to devote to Board of Directors matters, and no conflict of interest that would interfere with performance as a director.

Committees of the Board of Directors
Effective upon the completion of the spin-off, our Board of Directors will have the following standing committees: an Audit and Finance Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Our Board of Directors will adopt a written charter for each of these committees, which will be posted on our website.
Audit and Finance Committee
The responsibilities of the Audit and Finance Committee will be more fully described in our Audit and Finance Committee Charter and will include, among other duties:

•
Reviewing annual audited and quarterly financial statements, as well as our disclosures under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” with management and the independent auditors.

•	Obtaining and reviewing periodic reports, at least annually, from management assessing the effectiveness of our internal controls and procedures for financial reporting.

•	Reviewing our processes to assure compliance with all applicable laws, regulations and corporate policy.

•	Recommending the public accounting firm to be proposed for appointment by the shareholders as our independent auditors and review the performance of the independent auditors.

•	Reviewing the scope of the audit and the findings and approve the fees of the independent auditors.

•	Approving in advance permitted audit and non-audit services to be performed by the independent auditors.

•	Satisfying itself as to the independence of the independent auditors and ensuring receipt of their annual independence statement.

•	Reviewing proposed borrowings and issuances of securities.

•	Recommending to the Board of Directors the dividends to be paid on our ordinary shares.

•	Reviewing cash management policies.

•	Reviewing periodic reports of the investment performance of our employee benefit plans.
The Audit and Finance Committee will consist entirely of independent directors, and we intend that each will meet the independence requirements set forth in the listing standards of NYSE and Rule 10A under the Exchange Act. Each member of the Audit and Finance Committee will be financially literate and have accounting or related financial management expertise, as such terms are interpreted by our Board of Directors in its business judgment. Additionally, at least one member of the Audit and Finance Committee will be an audit committee financial expert under SEC rules and the NYSE listing standards applicable to audit committees. The initial members of the Audit Committee will be determined prior to the completion of the spin-off.
Compensation Committee
The responsibilities of the Compensation Committee will be more fully described in our Compensation Committee Charter and will include, among other duties:

•	Establishing executive compensation policies.

•
Reviewing and approving the goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer’s performance against those goals and objectives and setting the Chief Executive Officer’s compensation level based on this evaluation.

•	Approving compensation of other officers and key employees.

•	Reviewing and approving executive compensation and benefit programs.

•	Administering our equity compensation plans.

•	Reviewing and recommending significant changes in principal employee benefit programs.

•	Approving and overseeing Compensation Committee consultants.
The Compensation Committee will consist entirely of independent directors, and we intend that each will meet the independence requirements set forth in the listing standards of NYSE. The members of the Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of the Compensation Committee will be determined prior to the completion of the spin-off.

Corporate Governance and Nominating Committee
The responsibilities of the Corporate Governance and Nominating Committee will be more fully described in our Corporate Governance and Nominating Committee Charter and will include, among other duties:

•	Identifying individuals qualified to become directors and recommend the candidates for all directorships.

•	Recommending individuals for election as officers.

•	Reviewing our Corporate Governance Guidelines and making recommendations for changes.

•	Considering questions of independence and possible conflicts of interest of directors and executive officers.

•	Taking a leadership role in shaping our corporate governance.
The Corporate Governance and Nominating Committee will consist entirely of independent directors, and we intend that each will meet the independence requirements set forth in the listing standards of NYSE. The initial members of the Governance Committee will be determined prior to the completion of the spin-off.
Compensation Committee Interlocks and Insider Participation
During fiscal 2012, Allegion did not exist and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by Ingersoll Rand, as described in “Compensation Discussion and Analysis.”
Corporate Governance Guidelines
Our Board of Directors will adopt governance guidelines designed to assist the company and our Board of Directors in implementing effective corporate governance practices. The governance guidelines will be reviewed regularly by the Corporate Governance and Nominating Committee in light of changing circumstances in order to continue serving our best interests and the best interests of our shareholders.
Code of Conduct
We will adopt a Code of Conduct, which will apply to all of our employees, officers and directors and will meet the requirements of a “code of ethics” as defined by SEC regulations. The Code of Conduct also will meet the requirements of a code of business conduct and ethics under the listing standards of the NYSE. The Code of Conduct will be posted on our website prior to the completion of the spin-off.
Communications with the Board of Directors
We intend to establish a process by which shareholders and other interested parties may communicate with the Board of Directors, the non-employee directors or any individual director (including our Lead Director and Compensation Committee Chair). Depending upon the nature of the communication and to whom it is directed, the Secretary will: (a) forward the communication to the appropriate director or directors; (b) forward the communication to the relevant department within Allegion; or (c) attempt to handle the matter directly (for example, a communication dealing with a share ownership matter).
Application of Non-U.S. Corporate Governance Codes
Our corporate governance guidelines and general approach to corporate governance as reflected in our Memorandum and Articles of Association and our internal policies and procedures are guided by U.S. practice and applicable federal securities laws and regulations and NYSE requirements. Although we are an Irish public limited company, we are not listed on the Irish Stock Exchange and therefore are not subject to the listing rules of the Irish Stock Exchange or any of its governance standards or guidelines.
Director Compensation
Following the spin-off, director compensation will be determined by our Board of Directors with the assistance of its Corporate Governance and Nominating Committee. It is anticipated that such compensation will consist of an annual cash retainer in the amount of $180,000 per year and an initial equity award of RSUs with a grant date fair value of approximately $50,000 and a one-year vesting term. In addition, we anticipate that the Lead Director of our Board of Directors will receive an additional cash retainer in the amount of $20,000 per year, the chairs of the Audit and Finance Committee, Compensation Committee and Corporate Governance and Nominating Committee will receive an additional cash retainer in the amount of $15,000, $10,000 and $8,000 per year, respectively, and the non-chair members of the Audit and Finance Committee, Compensation Committee and Corporate Governance and Nominating Committee will receive an additional cash retainer in the amount of $10,000, $7,500 and $6,000 per year, respectively. We will not provide directors who are also our employees any additional compensation for serving as a director.

COMPENSATION DISCUSSION AND ANALYSIS
The residential and commercial security businesses are currently part of Ingersoll Rand. Ingersoll Rand’s Board of Directors has approved a plan to spin-off these businesses into an independent, publicly-traded company. Based on compensation for the 2012 performance period and their respective positions, the individuals named below are our named executive officers (“NEOs”). Decisions regarding past compensation of our NEOs were made by Ingersoll Rand and its Compensation Committee.
This Compensation Discussion and Analysis discusses Ingersoll Rand’s historical compensation programs, philosophy and design principles on which 2012 compensation decisions for the NEOs were made. This Compensation Discussion and Analysis also discusses how our future compensation programs, philosophy and design principles are expected to operate. Our Board of Directors will form its own Compensation Committee and it may choose to change such programs, philosophy and principles following the spin-off.
Our NEOs are:

(i)	David D. Petratis, is our Chairman, President and Chief Executive Officer (“CEO”);

(ii)	Patrick S. Shannon, is our Senior Vice President and Chief Financial Officer (“CFO”);

(iii)	Timothy P. Eckersley, is our Senior Vice President - Americas;

(iv)	Barbara A. Santoro, is our Senior Vice President, General Counsel and Secretary; and

(v)	Feng (William) Yu, is our Senior Vice President - Asia Pacific.
Mr. Petratis is identified as a NEO because he is expected to serve as our CEO. Mr. Petratis, however, was not an Ingersoll Rand employee for the 2012 performance period. As such, the discussion of Ingersoll Rand’s historical compensation programs, philosophy and design principles are not applicable to him. The discussion of our future compensation programs, philosophy and design principles does apply to the compensation Mr. Petratis will receive from us following the spin-off.
This discussion and analysis is divided into the following sections:

I.	Compensation Philosophy and Design Principles

II.	Factors Considered in the Determination of Target Total Direct Compensation

III.	Role of the Compensation Committee and its Independent Adviser

IV.	Compensation Program Descriptions and Compensation Decisions

V.	Other Compensation and Tax Matters
I. Compensation Philosophy and Design Principles
Ingersoll Rand Practice
The objective of Ingersoll Rand’s executive compensation programs is to attract, retain and focus the talents and energies of executives who are capable of meeting current and future goals, most notably, the creation of sustainable shareholder value. Ingersoll Rand’s Compensation Committee considers these and other factors in its process of determining the type of compensation and benefit programs to offer, as well as setting specific performance targets for incentive awards. The design principles that govern Ingersoll Rand’s executive compensation programs are:
1.    Program competitiveness
2.    Pay for performance
3.    Appropriate mix of short and long-term incentives
4.    Internal parity
5.    Shareholder alignment
6.    Alignment with business strategies

Consistent with these principles, the Ingersoll Rand Compensation Committee adopted executive compensation programs with a strong link between pay and achievement of short and long-term goals. The primary elements of the executive compensation programs are:

Total Direct Compensation
Element	Description of Element
Base Salary	Fixed cash compensation.
Annual Incentive (the Annual Incentive Matrix or “AIM”)
Cash incentive compensation where any award is based on performance against pre-defined annual Operating Income (“OI”) margin percent, revenue (“Revenue”) and cash flow (“Cash Flow”) objectives as well as individual performance.

Long-Term Incentives
Performance-based long-term incentive compensation that is aligned with Ingersoll Rand’s stock price and is awarded in the form of stock options, RSUs and PSUs. PSUs are only payable if Ingersoll Rand’s earnings per share (“EPS”) and total shareholder return (“TSR”) relative to companies in the S&P 500 Industrials Index exceed threshold performance against pre-defined objectives.

Going Forward
Our compensation philosophy and design principles as well as the general mix of the primary elements of our compensation programs will initially be similar to Ingersoll Rand’s. Following the spin-off, our Compensation Committee will develop a compensation philosophy and design principles structured to meet our business needs. This will include a review and design of the primary elements of our compensation programs, including base salary and our Annual Incentive and Long-Term Incentive programs.
II. Factors Considered in the Determination of Target Total Direct Compensation
Ingersoll Rand Practice
The Ingersoll Rand Compensation Committee reviews and evaluates the executive compensation levels and practices against those companies with which Ingersoll Rand competes for executive talent. These reviews utilize a variety of methods such as: (i) a review of compensation survey data of other industrial companies of similar size published by independent consulting firms, (ii) a review of customized compensation survey data provided by independent consulting firms, and (iii) feedback received from external constituencies.
The Ingersoll Rand Compensation Committee, with the assistance of its independent adviser, develops a peer group used to evaluate executive compensation programs and levels. This peer group is comprised of global diversified companies that have comparable revenue and/or industries fit with Ingersoll Rand’s lines of business and are reflective of companies with which it competes for both business and talent. Ingersoll Rand’s 2012 peer group was:

3M	Eaton Corp	Johnson Controls Inc.	Pentair
Cummins, Inc.	Emerson Electric	Paccar Inc.	Stanley Black & Decker
Danaher Corp	Honeywell International	Parker Hannifin Corp	Textron
Dover	Illinois Tool Works	PPG Industries	Tyco International
Going Forward
The Ingersoll Rand Compensation Committee, with recommendations from its independent compensation adviser, adopted an Allegion peer group to review and evaluate executive compensation levels and practices relative to those companies with which Allegion will compete for executive talent and business and to serve as the primary compensation benchmark peer group for Allegion. This compensation peer group is comprised of U.S. listed publicly-traded companies that have comparable revenue and/or industries fit with our lines of business. This compensation peer group is comprised of the following 14 companies:

ADT Corporation	Checkpoint Systems	Flir Systems	ScanSource
Brady Corp.	Diebold	Fortune Brands Home Security	Steelcase
Brinks	Enersys	Griffon Corp.
CACI International	Enpro Industries	Quanex Building Products
Following the spin-off, our Compensation Committee will review the peer group on a periodic basis and determine whether any changes are appropriate based on its view of the competitive environment in which we operate.

III. Role of the Compensation Committee and Independent Adviser
Ingersoll Rand Practice
The Ingersoll Rand Compensation Committee oversees compensation plans and policies, administers equity-based programs and reviews and approves all forms of compensation relating to officers. The Ingersoll Rand Compensation Committee exclusively decides the elements and the amounts of compensation to be awarded to the Ingersoll Rand CEO and considers recommendations from the CEO related to other Ingersoll Rand officers. In addition, the Ingersoll Rand Compensation Committee is responsible for reviewing and approving amendments to executive compensation and benefit plans and for reviewing broad-based employee benefit plans and making recommendations to the Ingersoll Rand Board of Directors for significant amendments to, or termination of, such plans. The Ingersoll Rand CEO reviews and approves all compensation decisions for the direct reports of his direct reports.
The Ingersoll Rand Compensation Committee has the authority to retain an independent adviser for the purpose of reviewing and providing guidance related to our executive compensation and benefit programs and is directly responsible for the compensation and oversight of the independent adviser. For 2012, the Ingersoll Rand Compensation Committee engaged Hay Group, Inc. (“Hay Group”) to serve as its independent adviser. Hay Group also provided the Corporate Governance and Nominating Committee advice on director compensation matters. The Ingersoll Rand Compensation Committee evaluated whether any work provided by Hay Group raised any conflict of interest and determined that it did not.
Going Forward
Following the spin-off, our Board of Directors will adopt a Compensation Committee Charter that will grant our Compensation Committee similar responsibilities to that of the Ingersoll Rand Compensation Committee. Our Compensation Committee Charter will include the authority to retain an independent adviser for the purpose of reviewing and providing guidance related to their executive compensation and benefit programs.
IV. Compensation Program Descriptions and Compensation Decisions
Ingersoll Rand Practice
The following table summarizes the elements, objectives, risk mitigation factors and other key features of Ingersoll Rand’s total direct compensation program for officers.

Element	Objective of Element Including Risk Mitigation Factors	Key Features
Base Salary	To provide a sufficient and stable source of cash compensation. To avoid encouraging excessive risk-taking, it is important that an appropriate level of cash compensation is not variable.	Targeted, on average, at the 50th percentile of the peer group. Future adjustments are determined based on an evaluation of the executives’ proficiency in fulfilling his or her responsibilities.
Annual Incentive Matrix Program
To serve as an annual cash award based on the achievement of pre-established performance objectives.
Structured to take into consideration the unique needs of the various businesses.
Amount of compensation earned cannot exceed a maximum payout of 200% of individual target levels and is also subject to a claw-back in the event of a financial restatement.

Officers have an AIM target expressed as a percentage of base salary. Targets are set based on the compensation levels of similar jobs in comparable companies, as well as on the officer’s experience and proficiency level in performing the duties of the role.
Actual AIM payouts are dependent on business and/or enterprise financial performance and individual performance. The financial metrics used to determine the awards for 2012 were Revenue and OI margin percent, modified up or down based on Cash Flow performance.

Element	Objective of Element Including Risk Mitigation Factors	Key Features
Performance Share Program
To serve as a long-term incentive based on the achievement of pre-established performance objectives relative to companies in the S&P 500 Industrials Index.
To promote long-term strategic planning and discourage an overemphasis on attaining short-term goals.
Amount earned cannot exceed a maximum payout of 200% of individual target levels and is also subject to a claw-back in the event of a financial restatement.

Earned over a three-year performance period.
Equity earned is based on our EPS growth (from continuing operations) relative to the companies in the S&P 500 Industrials Index for awards granted through 2011.
Beginning in 2012, equity earned is based on relative TSR and relative EPS growth compared to companies within the S&P 500 Industrials Index (with equal weight given to each metric).
Actual value of the PSP shares earned depends on our share price at the time of payment.

Stock Options / Restricted Stock Units	Aligns the interests of the officers and shareholders. Awards provide a balanced approach between risk and retention. Awards are subject to a claw-back in the event of a financial restatement.
Stock options and RSUs are granted annually, with stock options having an exercise price equal to the fair market value of ordinary shares on the date of grant.
Both stock options and RSUs typically vest ratably over three years, one third per year.
Stock options expire on the 10th anniversary (less one day) of the grant date (unless employment terminates sooner).

Going Forward
Our compensation programs and overall design will initially be similar to those of Ingersoll Rand. Following the spin-off, our Compensation Committee will review the compensation programs and design and may make certain changes to align them with our compensation philosophy and view of the business needs and strategic priorities.
2012 Ingersoll Rand Compensation Decisions
Base Salary
Base salaries are targeted around the median relative to the executives in the Ingersoll Rand peer group who have similar roles and responsibilities. An executive’s experience, proficiency, performance and potential to impact future business results, as well as behavior against competencies and key enterprise values, are considered in base salary decisions.
The table below reflects the base salary adjustments for the 2012 performance period:

Name	2011	2012	% Increase (1)
P. S. Shannon (2)	$340,000	$370,000	8.8%
T. P. Eckersley	$387,219	$396,900	2.5%
B. A. Santoro	$300,000	$309,000	3.0%
F. W. Yu (3)	$269,152	$296,067	10.0%
__________

(1)	Represents merit increases other than for Mr. Shannon and Mr. Yu.

(2)
Mr. Shannon received two increases in 2012: a merit increase of 3% effective April 1, 2012 and a market adjustment of 5.7% in connection with his change in role from Vice President of Audit to Vice President and Treasurer in August 2012.

(3)	Mr. Yu received an increase in order for his base salary to remain competitive in China.
Annual Incentive Matrix Program
The Ingersoll Rand AIM program is an annual cash incentive program designed to reward executives for profitable Revenue growth, the delivery of strong Cash Flow and individual contributions. Target award opportunities are expressed as a percentage of base salary. Individual AIM payouts are calculated as the product of a financial performance score and an individual performance score, both of which are based on achievement relative to pre-established performance objectives adopted by the Compensation Committee.
Financial performance: The financial component of AIM is primarily determined based on OI relative to pre-established performance levels, including threshold, target and maximum levels. These performance levels at the enterprise and sector levels are established using a matrix consisting of Revenue and OI margin percent. Threshold performance for both

Revenue and OI margin percent must be achieved for any incentive to be paid. The incentive level determined based on OI results is adjusted up or down based on Cash Flow as a percentage of net profit after tax for the enterprise or as a percentage of OI for the applicable sector. AIM payouts range from 0% to 200% of individual AIM targets depending on the level of achievement of the pre-established financial objectives.
AIM performance metrics are aligned with individuals’ line of sight and scope of impact. Executives serving in a corporate level role are measured based on the enterprise financial metrics. The business unit Presidents (Messrs. Eckersley and Yu) are measured based on a combination of enterprise financial objectives, sector financial objectives and applicable business unit financial objectives. We believe this combination focuses business unit Presidents on achieving the pre-established objectives for their sector and their business unit as well as aligning their interests with enterprise goals to help create sustainable shareholder value.
Individual performance: Individual objectives are established annually and include strategic initiatives with both financial and non-financial metrics. AIM participants are evaluated based upon non-financial metrics including core competencies. At the end of the fiscal year, the Ingersoll Rand CEO evaluates performance against the pre-established individual objectives for officers other than himself and submits a recommendation to the Ingersoll Rand Compensation Committee. In addition, the CEO reviews and approves incentive compensation for executives reporting to his direct reports. Based on the CEO’s recommendation, the Ingersoll Rand Compensation Committee determines the individual performance score for each officer, which can range from 0% to 150%.
Pre-established individual performance objectives are considered in determining AIM awards. For 2012, these included:

•
Patrick S. Shannon: Strengthen capital structure through cash flow and debt reduction; continue to build enterprise awareness, accountability and effectiveness of compliance issues and best practices; provide the Audit Committee with regular and timely risk assurance reports; implement operational efficiency plans for Treasury; and leadership development.

•
Timothy P. Eckersley: Deliver operational performance through continued focus on productivity and cash flow; execute growth strategy for Electronics platforms through focused penetration in the Original Equipment Manufacturing, Integrator, and Locksmith channels; leverage IT investments to drive increased efficiency; and leadership development.

•
Barbara A. Santoro: Manage transition to new transfer agent; provide legal and corporate governance support to management and the Board of Directors in connection with Ingersoll Rand’s consideration of strategic opportunities; and implement Disclosure Committee process enhancements.

•
Feng W. Yu: Implement improved inventory management plan in Asia Pacific; develop and deploy a customer-wide satisfaction survey in China to drive improvements; upgrade product offerings through innovation; expand market coverage through geographical/channel expansion, and improve brand awareness.

Determination of Payout: The actual AIM payout is determined by multiplying the individual target award by the financial performance score and multiplying that result by the individual performance score. AIM payouts cannot exceed 200% of the target award.
The tables below show the pre-established financial performance targets for the 2012 AIM program compared to actual performance and 2012 AIM payouts.

	Weight	Target Revenue		Adjusted Revenue		Target OI Margin	Adjusted OI Margin	Adjusted Cash Flow	Overall Financial Score	Individual Performance Score	AIM Payout %
P. S. Shannon
Enterprise	100%	$14.226	B	$14.035	B	11.1%	10.8%	111.5%	77.94%	100%	77.94%

T. P. Eckersley
Enterprise	35%	$14.226	B	$14.035	B	11.1%	10.8%	111.5%	111.47%	100%	111.47%
Security Technologies (1)	65%	$1.632	B	$1.626	B	20.3%	20.3%	106.1%

B. A. Santoro
Enterprise	100%	$14.226	B	$14.035	B	11.1%	10.8%	111.5%	77.94%	100%	77.94%

F. W. Yu
Enterprise	35%	$14.226	B	$14.035	B	11.1%	10.8%	111.5%	97.63%	100%	97.63%
Security Technologies (2)	65%	$1.632	B	$1.626	B	20.3%	20.3%	106.1%

_________

(1)	Calculated payout includes 35% weighting for Security Technologies with an AIM payout of 96.81% and 30% weighting for Security Technologies - Americas region with an AIM payout of 167.70%.

(2)	Calculated payout includes 35% weighting for Security Technologies with an AIM payout of 96.81% and 30% weighting for Security Technologies - Asia Pacific region with an AIM payout of 121.56%.
In determining the achievement of the 2012 AIM financial goals for the enterprise, the Ingersoll Rand Compensation Committee (a) adjusted Revenue and OI margin percent to exclude (i) advisor costs related to evaluating the proposed spin-off of the commercial and residential security businesses, and (ii) costs associated with retirement plan design changes not incorporated in AIM financial performance objectives, and (b) adjusted Cash Flow (i) to exclude the costs of a legal settlement with former employees of one of our business units that was sold, and (ii) to include dividends related to the equity stake in Hussmann for purposes of determining Cash Flow. These adjustments were made to align 2012 AIM incentive awards and performance for the year taking into consideration the impact of certain events not contemplated when 2012 AIM performance objectives were established. Prior to making determinations, these adjustments were also reviewed with the Ingersoll Rand Audit Committee.
The following AIM awards for 2012 were approved based on achieving both the 2012 financial and individual objectives:

Name	Individual AIM Target	AIM Payout Percent for 2012	AIM Award for 2012
P. S. Shannon (1)	60% of $358,369	77.94%	$167,588
T. P. Eckersley	60% of $396,900	111.47%	$265,455
B. A. Santoro	55% of $309,000	77.94%	$132,459
F. W. Yu	50% of $296,067	97.63%	$144,525
______________________

(1)
In 2012, Mr. Shannon served in the role of VP, Audit Services from January 1, 2012 through August 2, 2012 and in the role of VP, Treasurer from August 3, 2012 through December 31, 2012. His 2012 AIM target was pro-rated to reflect time served and base salary in each role.

Long-Term Incentive Program
Ingersoll Rand’s long-term incentive program is comprised of stock options, RSUs and PSUs and is designed to align the executives’ interests with the interests of shareholders. This approach aligns long-term strategies with the best interest of shareholders.
Stock Options/Restricted Stock Units: Ingersoll Rand grants executives an equal mix of stock options and RSUs in order to provide an effective balance between risk and retention. Stock options are considered “at risk” since there is no value unless the stock price appreciates during the term of the option period. RSUs, on the other hand, provide strong retentive value because they have value even if our stock price does not grow during the restricted period.
Stock option and RSU targets are expressed in dollar amounts which are converted to a number of shares based on the fair market value of Ingersoll Rand’s shares on the date that the award is granted. In order to determine the target stock option and RSU awards for our NEOs, the Ingersoll Rand Compensation Committee considers factors such as market competitiveness with its peer group, demonstrated potential to drive future business results and sustained individual performance.
Both stock options and RSUs generally vest ratably, one third per year, over a three-year period following the grant. Stock options expire on the tenth anniversary (less one day) of the grant date. Dividend equivalents are accrued on outstanding RSU awards at the same time and at the same rate as dividends are paid to shareholders. Dividend equivalents on RSUs are only payable if the underlying RSU award vests. At the time of vesting, one ordinary share is issued for each RSU and any accrued dividend equivalents are paid in cash.
Performance Share Program: The Ingersoll Rand Performance Share Program (“PSP”) is an equity-based incentive compensation program that provides executives with an opportunity to earn PSUs based on Ingersoll Rand’s performance relative to other companies in the S&P 500 Industrials Index. For awards granted prior to 2012, PSUs are earned based on Ingersoll Rand’s relative EPS growth (from continuing operations) as compared to the companies within the S&P 500 Industrials Index over a three-year performance period. For awards granted in 2012, PSUs are earned based equally on Ingersoll Rand’s relative EPS growth (from continuing operations) and TSR as compared to the companies within the S&P 500 Industrials Index over a three-year performance period. The actual number of PSUs earned for grants made in 2012 (which can range from 0% to 200% of target) is based on the following criteria:

Ingersoll Rand’s Performance Relative to the Companies within the S&P 500 Industrials Index	% of Target PSUs Earned*
< 25th Percentile	—%
25th Percentile	25%
50th Percentile	100%
≥ 75th Percentile	200%
* Results are interpolated between percentiles achieved.
PSP target awards are set by assessing competitive market values for executives in the Ingersoll Rand peer group that have similar roles and responsibilities. Targets are expressed as a dollar amount and are converted to share equivalents (PSUs) based on the fair market value of the shares on the date that the award is granted. The Ingersoll Rand Compensation Committee retains the authority and discretion to make downward adjustments to the calculated PSP award payouts, either as a percentage or a dollar amount, or not to grant any award payout regardless of actual performance against pre-established goals.
EPS is calculated in accordance with GAAP, subject to adjustments for extraordinary, unusual or infrequent items; the impact of any change in accounting principles; goodwill and other intangible asset impairments; and gains or charges associated with discontinued operations or with obtaining or losing control of a business.
Dividend equivalents are accrued on outstanding PSU awards at the same time and at the same rate as dividends are paid to shareholders. Dividend equivalents are not earned until the PSUs vest and are payable in cash at the time of distribution unless the NEO elected to defer the PSUs into our executive deferred compensation plan, in which case the dividends are also deferred.
2012 Equity Awards
In 2012, the Ingersoll Rand Compensation Committee approved stock option, RSU and PSU awards based on evaluation of market competitiveness and each of our NEO’s demonstrated potential to drive future business results and sustained individual performance. The values in the following table reflect equity-based award values approved in 2012. These values differ from the corresponding values reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table due to different methodologies used in assigning the economic value of equity-based awards required for accounting and proxy statement reporting purposes. Equity award determinations are based on values as of January 1, while the accounting and proxy statement values are determined as of the grant date. The difference is most significant for the PSU awards which are earned, in part, based on TSR relative to the S&P 500 Industrials Index over a three-year performance period. The accounting and proxy report values are greater because Ingersoll Rand’s stock price increased by a greater percentage relative to other companies in the S&P 500 Industrials Index for the period from January 1, 2012 through February 24, 2012, the grant date.

Name	Stock Option Award	RSU Award	Target 2012-14 PSU award
P. S. Shannon	$120,000	$120,000	$160,000
T. P. Eckersley	$125,400	$125,400	$152,000
B. A. Santoro	$71,500	$71,500	$108,000
F. W. Yu	$33,000	$33,000	$40,000
Performance Share Units Payout
As discussed above, PSUs for the 2010 - 2012 performance period were earned based on Ingersoll Rand’s EPS growth (from continuing operations) performance relative to all of the companies in the S&P 500 Industrials Index. Ingersoll Rand achieved an adjusted EPS from continuing operations of $3.29 in 2012 and achieved an adjusted EPS from continuing operations of $1.38 in 2009. The EPS results were adjusted to remove the impact of the sale of the Hussmann business in 2011. On a relative basis, this represents an EPS growth rate of 138.4%, which ranks at approximately the 75th percentile of the companies in the S&P 500 Industrials Index.  As a result of this level of performance, the payout was 199% of target.

Going Forward
Base Salary
Our Compensation Committee will set base salary levels for officers in consideration of competitive base salary levels for positions with similar roles and scope of responsibilities within the Allegion peer group and comparable companies. Additional consideration will be given to an executive’s experience and proficiency in performing the duties of the role.
Annual Incentives
Our Compensation Committee will develop an annual incentive plan that will focus on our compensation philosophy, business needs and strategic priorities. Incentive opportunities will be competitively positioned for the executives’ role.
Long-Term Incentives
Our long-term incentive program will initially be similar to Ingersoll Rand’s program. Our Compensation Committee will review the long-term incentive program and make appropriate adjustments to recognize the competitive environment in which we operate and that may be appropriate for a newly formed, publicly-traded company of our size.
V. Other Compensation and Tax Matters
Retirement Programs and Other Benefits
Ingersoll Rand Practice
Ingersoll Rand maintains qualified and nonqualified defined benefit pension plans intended to provide fixed benefits upon retirement based on the individual’s age and number of years of service. Refer to the Pension Benefits table for additional details on these programs.
Ingersoll-Rand maintains a qualified defined contribution 401(k) plan called the ESP for the salaried and hourly U.S. workforce. The ESP provides a dollar-for-dollar match on the first 6% of the employee’s eligible contributions to the ESP. The ESP has a number of investment options and is an important component of the retirement program. Employees active prior to July 1, 2012 were given a one-time choice between continuing to participate in the defined benefit plan until December 31, 2022 or moving to an enhanced version of the ESP effective January 1, 2013 under which they would receive an employer core contribution of 2% of eligible pay in addition to the Ingersoll Rand matching contribution and no longer accrue benefits under the defined benefit plan after December 31, 2012. Employees hired on or after July 1, 2012 were automatically covered under the enhanced version of the ESP and do not participate in the defined benefit plan. Effective as of December 31, 2022, accruals in the qualified defined benefit plan will cease for all employees.
Ingersoll-Rand also maintains a nonqualified, defined contribution plan called the Ingersoll-Rand Company Supplemental Employee Savings Plan (the “Supplemental ESP”). The Supplemental ESP is an unfunded plan that makes up matching and core contributions that cannot be made to the ESP due to IRS or plan limitations. The Supplemental ESP is deemed invested in funds selected by participants and includes the same funds available in the ESP except for a self-directed brokerage account, which is not available in the Supplemental ESP.
Ingersoll Rand maintains nonqualified deferred compensation plans that allow eligible employees to defer receipt of a part of their annual salary, AIM award and/or PSP award in exchange for investments in ordinary shares or mutual fund investment equivalents. Refer to the Nonqualified Deferred Compensation table for additional details on the deferred compensation plans.
An enhanced, long-term disability plan is provided to certain executives in order to provide for a higher monthly maximum than the standard group plan and a more favorable definition of disability and has an underlying individual policy that is portable when the executive terminates.
Ingersoll Rand provides certain other benefits believed to be consistent with prevailing market practice and to be competitive with peer company practices. These other benefits and their incremental cost to the Company are reported in “All Other Compensation” shown in the Summary Compensation Table.
Going Forward
Our retirement programs and other benefits will generally be similar to those of Ingersoll Rand immediately prior to completion of the spin-off. Our Compensation Committee will review these programs and benefits and may make changes to align them with our compensation philosophy and view of the business needs and strategic priorities.

Severance Arrangements
Ingersoll Rand Practice
Ingersoll Rand does not have a formal severance policy for executives but has utilized guidelines that, in most cases, would provide for severance in the event of termination without cause. In 2012, Ingersoll Rand adopted a Severance Plan, amended outstanding award agreements and adopted new equity award agreements to provide certain employees, including officers, with certain benefits in the event of a termination of employment without cause or for good reason between December 10, 2012 and the first anniversary of a Major Restructuring (as defined in the Post-Employment Section below), which would apply to the spin-off of the commercial and residential security businesses by Ingersoll Rand. The benefits available in connection with a Major Restructuring under these guidelines are also described in the Post-Employment Benefits section.
Going Forward
Our severance arrangements will be similar in nature to severance guidelines in place at Ingersoll Rand immediately prior to completion of the spin-off. In addition, eligible Ingersoll Rand employees transitioning to Allegion will be eligible to participate in a plan substantially similar to the Severance Plan.
In connection with recruiting certain officers, we generally enter into employment arrangements that provide for severance payments upon certain termination events, other than in the event of a change in control (which is described in “Change-In-Control Provisions” below). In the event of an involuntary termination other than for cause following the expiration of the Major Restructuring Plan, Mr. Petratis, Mr. Shannon and Ms. Santoro will be eligible to receive severance equal to two times (Mr. Petratis) or one times (Mr. Shannon and Ms. Santoro) base salary plus target AIM award, pro-rated for the number of days worked during the performance period.
Following the spin-off, our Compensation Committee will review the severance arrangements and may make certain changes to align them with our compensation philosophy and view of the business needs and strategic priorities.
Change-In-Control Provisions
Ingersoll Rand Practice
Ingersoll Rand has entered into individual change-in-control agreements with its officers. Benefits under these agreements are subject to a double trigger and would only be received if an officer is terminated without cause or resigns for “good reason” within two years following a change in control. In addition, Ingersoll Rand’s incentive stock plans provide for the accelerated vesting of outstanding stock awards in the event of a change in control. Refer to the Post-Employment Benefits section for a more detailed description of the change-in-control provisions.
Going Forward
In 2013, the Ingersoll Rand Compensation Committee approved a change in control plan (“CIC Plan”) that covers our NEOs in order to focus them on the best interests of our shareholders and to assure continuity of management in circumstances that reduce or eliminate job security and might otherwise lead to accelerated departures in the event of a change in control. This CIC Plan provides cash severance benefits in the event that a change in control of Allegion occurs and an officer is terminated within two years of that change in control for reasons other than cause. Cash severance benefits in the event of a qualifying termination will be based on an individually defined Severance Multiple ranging from 1.5 for officers to up to 3.0 for the CEO. Individual cash severance benefits will include (i) base salary in effect at termination times the Severance Multiple, (ii) current cash target incentive times the Severance Multiple, and (iii) target incentive in the year of termination pro-rated for the portion of the performance cycle completed through the date of termination. Cash severance benefits under the CIC Plan will be reduced by severance-related benefits provided through any other Allegion severance program, including the Severance Plan. NEOs will also immediately vest in their Elected Officer Supplemental Program (“EOSP”) and Key Management Supplemental Pension Plan (“KMP”) benefits following a change in control. For purposes of calculating Mr. Shannon’s and Ms. Santoro’s EOSP benefits, two years would be added to both their age and service if their employment is terminated within two years after a change in control. In addition, participants in the CIC Plan will, in the event of a qualifying termination, receive continued health and welfare coverage for a term of years equal to the Severance Multiple and outplacement benefits of up to $25,000.
The CIC Plan does not provide for payment of, or reimbursement for, any tax payments or other tax gross ups related to the severance benefits. However, the CIC Plan does provide for cash severance benefits to be adjusted such that participants will receive the better after tax benefit treatment (“Best of Net” approach) between (i) cash severance payments paid in full, with the executive responsible for all taxes incurred, or (ii) cash severance payments reduced to avoid triggering excise taxes.

Following the spin-off, our Compensation Committee may review change in control benefits and may make certain changes to align them with our compensation philosophy and its view of the business needs and strategic priorities.
Tax and Accounting Considerations
Section 162(m) of the Code imposes a limit of $1,000,000 on the amount that a publicly-traded company may deduct for federal income tax purposes in any taxable year for compensation paid to our CEO and the three other highest-paid NEOs, other than our CFO, who are employed as of the end of the year. To the extent that compensation is “performance-based” within the meaning of Section 162(m), the Section’s limitations will not apply. To qualify as performance based, compensation must, among other things, be paid pursuant to a shareholder approved plan upon the attainment of objective performance criteria.
Ingersoll Rand Practice
Ingersoll Rand’s Compensation Committee believes that the tax deductibility of compensation is an important factor, but not the sole factor, in setting executive compensation policies and in rewarding superior executive performance. Accordingly, Ingersoll Rand’s executive compensation programs have been designed with the intent that most of the variable compensation (i.e., AIM, PSP and stock options) paid to NEOs would qualify as performance-based within the meaning of Section 162(m) so as to be tax deductible to avoid the loss of a tax deduction due to Section 162(m). In determining variable compensation program designs, Ingersoll Rand’s Compensation Committee considers other tax and accounting implications of particular forms of compensation, such as the implications of Section 409A of the Code governing deferred compensation arrangements and favorable accounting treatment afforded certain equity based plans that are settled in shares. The forms of variable compensation utilized are determined primarily by their effectiveness in creating maximum alignment between our key strategic objectives and the interests of our shareholders.
Going Forward
We expect that our Compensation Committee will develop compensation programs and designs with the intent that most of the variable compensation paid to NEOs would qualify as performance-based within the meaning of Section 162(m) so as to be tax deductible. Our Compensation Committee may choose to adopt elements of our compensation programs that would not qualify as performance-based within the meaning of Section 162(m) if it determines it appropriate.
Timing of Awards
Ingersoll Rand Practice
Ingersoll Rand’s regular annual equity grants are made by the Ingersoll Rand Compensation Committee at a meeting held after the annual earnings release. The timing of this meeting allows management to review the prior year’s performance and assemble all of the necessary information for the Ingersoll Rand Compensation Committee’s consideration. The equity grant date is never selected or changed to increase the value of equity awards for executives.
Going Forward
We expect that our Compensation Committee will implement processes to ensure that annual equity awards are granted on a regular annual schedule after the prior year’s performance is known.
Claw-back / Recoupment Policy
Ingersoll Rand Practice
To further align the interests of employees and shareholders, Ingersoll Rand has implemented a claw-back/recoupment policy to ensure that any fraud or intentional misconduct leading to a restatement of Ingersoll Rand financial statements would be properly addressed. The policy provides that if it is found that an employee committed fraud or engaged in intentional misconduct that resulted, directly or indirectly, in a need to restate our financial statements, then the Ingersoll Rand Compensation Committee has the discretion to direct the company to recover all or a portion of any cash or equity incentive compensation paid or value realized, and/or to cancel any stock-based awards or AIM award granted to an employee on or after the effective date of the policy. The Ingersoll Rand Compensation Committee may also seek to recover any gains realized on or after the effective date of the policy for equity or cash awards made prior to that date (including AIM, stock options, PSUs and RSUs). Application of the claw-back / recoupment policy is subject to a determination by the Ingersoll Rand Compensation Committee that: (i) the cash incentive or equity compensation to be recouped was calculated on, or its realized value affected by, the financial results that were subsequently restated; (ii) the cash incentive or equity award would have been less valuable than what was actually awarded or paid based on the application of the correct financial results; and (iii) the employee to whom the policy applied engaged in fraud or intentional misconduct.

Going Forward
Our Compensation Committee is expected to adopt similar recoupment policies to ensure that incentive compensation paid as the result of any fraud or intentional misconduct leading to a restatement of our financial statements would be recoverable.
Share-Ownership Guidelines
Ingersoll Rand Practice
Ingersoll Rand has established share ownership requirements for its officers. These share ownership requirements are designed to emphasize share ownership by its officers and to further align their interests with shareholders. Each officer must achieve and maintain ownership of ordinary shares or ordinary share equivalents at or above a prescribed level. The requirements are as follows:

Ingersoll Rand Position	Individual Ownership Requirement (Shares and Equivalents)	Percent of Salary (Based on Stock Price as of December 31, 2012)
Chief Executive Officer	150,000	Approximately 7x multiple of salary
Senior Vice Presidents	40,000	Approximately 5x multiple of salary
Corporate Vice Presidents (Shannon and Santoro)	15,000	Approximately 2x multiple of salary
Other Vice Presidents (Eckersley and Yu)	6,000	Approximately 0.75x multiple of salary
The share-ownership program requires covered executives to accumulate ordinary shares (or ordinary share equivalents) over a five-year period following the date they become subject to share-ownership requirements at the rate of 20% of the required level each year. Executives whose ownership requirement is increased through promotion have three years from the date of promotion to achieve the new level. Given the significant ownership requirement for an individual who is promoted to CEO, that individual has five years from the date of the promotion to achieve the new level.
Ownership credit is given for actual ordinary shares owned, deferred compensation that is invested in ordinary shares within the deferred compensation plans, ordinary share equivalents accumulated in our qualified and nonqualified employee savings plans as well as RSUs. Stock options, SARs and unvested PSUs do not count toward meeting the share-ownership target. If executives fall behind their scheduled accumulation level during their applicable accumulation period, or if they fail to maintain their required level of ownership after their applicable accumulation period, their right to exercise stock options will be limited to “buy and hold” transactions and any shares received upon the vesting of RSU and PSU awards must be held until the required ownership level is achieved.
Going Forward
Our Compensation Committee will adopt share ownership guidelines based on our compensation philosophy, business needs and corporate governance objectives.

Key Elements of Expected Compensation from Allegion
Following the spin-off, we will be an independent public company with a Board of Directors and Compensation Committee separate from Ingersoll Rand. Although our Compensation Committee may make changes to the compensation arrangements for our executives, we expect that, at least initially, the elements of our executive compensation program will be similar to those of Ingersoll Rand. The following summarizes the principal elements of compensation that we expect to provide to each of our NEOs following the spin-off:

Name and Position	Compensation	% of Total Compensation
D. D. Petratis, CEO
Base Salary	$900,000	18.4%
Target AIM	$990,000	20.2%
Target Long-Term Incentives	$3,000,000	61.3%
P. S. Shannon, SVP and CFO:
Base Salary	$425,000	31.0%
Target AIM	$297,500	21.7%
Target Long-Term Incentives	$650,000	47.4%
T. P. Eckersley, SVP - Americas:
Base Salary	$408,807	39.5%
Target AIM	$245,284	23.7%
Target Long-Term Incentives	$380,000	36.7%
B. A. Santoro, SVP, GC and Secretary:
Base Salary	$350,000	36.7%
Target AIM	$227,500	23.9%
Target Long-Term Incentives	$375,000	39.4%
F. W. Yu, SVP - Asia Pacific:
Base Salary	$344,480	55.9%
Target AIM	$172,240	27.9%
Target Long-Term Incentives	$100,000	16.2%
Transition Bonus
In recognition of the critical nature of the role and assistance required in implementing the spin-off and to retain critical talent during the transition period, certain Ingersoll Rand employees, including our NEOs, were granted a transition cash bonus to be paid 50% on the effective date of the spin-off and 50% on the first anniversary of that date. To be eligible for a payment, individuals must be actively employed by Allegion on each of the payment dates. This bonus is contingent on the spin-off actually taking place, with no transition bonus paid if the spin-off is not completed. The following transition awards were granted:

Name	Transition Bonus
P. S. Shannon	$150,000
T. P. Eckersley	$400,000
B. A. Santoro	$150,000
F. W. Yu	$300,000

EXECUTIVE COMPENSATION
The following table provides summary information concerning compensation paid by Ingersoll Rand or accrued on behalf of our NEOs for services rendered during the year ended December 31, 2012.
Summary Compensation Table

Name and Principal Position	Year	Salary ($)(a)	Stock Awards ($)(b)	Option Awards ($)(c)	Non- Equity Incentive Plan Compensation ($)(d)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(e)	All Other Compensation ($)(f)	Total ($)
D. D. Petratis (g)	2012	—	—	—	—	—	—	—
Chairman, President and Chief Executive Officer

P. S. Shannon	2012	355,757	319,554	113,147	167,588	395,851	56,593	1,408,490
Senior Vice President and Chief Financial Officer

T. P. Eckersley	2012	394,666	314,970	118,236	265,455	187,116	45,868	1,326,311
Senior Vice President - Americas

B. A. Santoro	2012	306,750	206,187	67,415	132,459	423,923	58,469	1,195,203
Senior Vice President, General Counsel and Secretary

F. W. Yu (h)	2012	289,221	82,890	31,122	144,525	—	56,559	604,317
Senior Vice President - Asia Pacific

______________

(a)	A portion of a participant’s annual salary may be deferred into a number of investment options under Ingersoll Rand’s deferred compensation plans. In 2012, no NEO deferred any salary.

(b)
The amounts shown in this column reflect the aggregate grant date fair value of PSU awards and any RSU awards granted for the year under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 and do not reflect amounts paid to or realized by the NEOs. In determining the aggregate grant date fair value of the PSU awards, the awards were valued assuming target level performance achievement. If the maximum level performance achievement is assumed, the aggregate grant date fair value of the PSU awards would be as follows:

Name	Maximum Grant Date Value Of 2012-14 PSU Awards ($)
P. S. Shannon	399,059
T. P. Eckersley	379,065
B. A. Santoro	269,354
F. W. Yu	99,765
For a discussion of the assumptions made in determining the ASC 718 values, see Note 14, “Share-Based Compensation,” to the annual combined financial statements included elsewhere in this Information Statement. The ASC 718 grant date fair value of the PSU award is spread over the number of months of service required for the grant to become non-forfeitable, disregarding any adjustments for potential forfeitures.
Please see also the Grants of Plan-Based Awards table for additional details of the 2012 grants included in this column.

(c)
The amounts in this column reflect the aggregate grant date fair value of stock option grants for financial reporting purposes for the year under ASC 718 and do not reflect amounts paid to or realized by the NEOs. For a discussion of the assumptions made in determining the ASC 718 values, see Note 14, “Share-Based Compensation,” to the annual combined financial statements included elsewhere in this Information Statement.

(d)
This column reflects the amounts earned as annual awards under the AIM program. Unless deferred into Ingersoll Rand’s deferred compensation plans, AIM program payments are made in cash. In 2012, Mr. Eckersley deferred 50% of his AIM payment. Amounts shown in this column are not reduced to reflect deferrals of AIM awards into Ingersoll Rand’s deferred compensation plans.

(e)
Amounts reported in this column reflect the aggregate increase in the actuarial present value of the benefits under the qualified Ingersoll Rand Pension Plan Number One (the “Pension Plan”), Supplemental Pension Plan I, Supplemental Pension Plan II (together with Supplemental Pension Plan I, the “Supplemental Pension Plans”), KMP and EOSP, as applicable. Amounts are higher for those NEOs who are older and closer to retirement than for those who are younger and further from retirement since the period over which the benefit is discounted to determine its present value is shorter and the impact of discounting is therefore reduced. The plans do not permit above-market or preferential earnings on any nonqualified deferred compensation. Mr. Yu does not participate in any company-sponsored pension plan.

(f)	The following table summarizes the components of this column for fiscal year 2012:

Name	Matching Contributions ($)(1)	Company Cost for Life Insurance ($)	Retiree Medical Plan ($)(2)	Other Benefits ($)(3)	Total ($)
P. S. Shannon	32,643	800	—	23,150	56,593
T. P. Eckersley	32,791	930	—	12,147	45,868
B. A. Santoro	27,543	1,290	1,100	28,536	58,469
W. Yu	5,824	—	—	50,735	56,559
_____________

(1)
Represents matching contributions under Ingersoll Rand’s ESP and Supplemental ESP plans for Messrs. Shannon and Eckersley and Ms. Santoro and under the Huabao Service Retention Bonus Plan (the “Huabao Plan”) for Mr. Yu.

(2)	Represents the estimated year-over-year increase in the value of the retiree medical plan, calculated based on the methods used for financial statement reporting purposes.

(3)	The other benefits the NEOs received in 2012 are:

Name	Car Usage ($)(a)	Financial Counseling ($)	Executive Health Program ($)	Total ($)
P. Shannon	13,524	9,251	375	23,150
T. Eckersley	10,565	—	1,582	12,147
B. A. Santoro	17,982	8,490	2,064	28,536
F. W. Yu	50,680	—	55	50,735

(a)
Represents the incremental cost of the leased cars, calculated based on the lease, insurance, fuel and maintenance costs to Ingersoll Rand for all NEOs other than Mr. Yu. For Mr. Yu, the amount represents the value of the car and driver provided under the Chinese car policy.

(g)	Mr. Petratis was not employed by Ingersoll Rand in 2012 and therefore no historical information is available for him.

(h)
Cash amounts for Mr. Yu were paid in Chinese Yuan. For reporting purposes, these amounts have been converted from Chinese Yuan to United States dollars in this table and throughout this Proxy Statement. Where amounts are reported as of a point in time, Chinese Yuan were converted to United States dollars using the closing currency exchange rate as of December 31, 2012. Where payments were made throughout the year, Chinese Yuan were converted to United States dollars using the closing currency exchange rate as of the last day of the month in which the cash compensation was received or deemed to have been received.

2012 Grants of Plan-Based Awards
The following table shows all plan-based awards granted to the NEOs during fiscal 2012. This table is supplemental to the Summary Compensation Table and is intended to complement the disclosure of equity awards and grants made under non-equity incentive plans in the Summary Compensation Table.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(c)	All Other Option Awards: Number of Securities Underlying Options (#)(c)	Exercise or Base Price of Option Awards ($/Sh) (d)	Grant Date Fair Value of Stock and Option Awards ($)(e)
		Threshold ($)(a)	Target ($)(a)	Maximum ($)(a)	Threshold (#)(b)	Target (#)(b)	Maximum (#)(b)
D. D. Petratis (f)	—	—	—	—	—	—	—	—	—	—	—
P. S. Shannon
AIM	2/24/2012	64,506	215,021	430,043	—	—	—	—	—	—	—
PSUs (2012-14)	2/24/2012	—	—	—	983	3,932	7,864	—	—	—	199,529
Options	2/24/2012	—	—	—	—	—	—	—	8,271	40.70	113,147
RSUs	2/24/2012	—	—	—	—	—	—	2,949	—	—	120,024
T. P. Eckersley
AIM	2/24/2012	71,442	238,140	476,280	—	—	—	—	—	—	—
PSUs (2012-14)	2/24/2012	—	—	—	934	3,735	7,470	—	—	—	189,533
Options	2/24/2012	—	—	—	—	—	—	—	8,643	40.70	118,236
RSUs	2/24/2012	—	—	—	—	—	—	3,082	—	—	125,437
B. A. Santoro
AIM	2/24/2012	50,985	169,950	339,900	—	—	—	—	—	—	—
PSUs (2012-14)	2/24/2012	—	—	—	664	2,654	5,308	—	—	—	134,677
Options	2/24/2012	—	—	—	—	—	—	—	4,928	40.70	67,415
RSUs	2/24/2012	—	—	—	—	—	—	1,757	—	—	71,510
F. W. Yu
AIM	2/24/2012	44,410	148,034	296,034	—	—	—	—	—	—	—
PSUs (2012-14)	2/24/2012	—	—	—	246	983	1,966	—	—	—	49,882
Options	2/24/2012	—	—	—	—	—	—	—	2,275	40.70	31,122
RSUs	2/24/2012	—	—	—	—	—	—	811	—	—	33,008
___________________

(a)
The target award levels established for the AIM program are established annually in February and are expressed as a percentage of the NEO’s base salary. Refer to Compensation Discussion and Analysis under the heading “Annual Incentive Matrix Program” for a description of the Ingersoll Rand Compensation Committee’s process for establishing AIM program target award levels. The amounts reflected in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” columns represent the threshold, target and maximum amounts for awards under the AIM program that were paid in February 2013, based on performance in 2012. Thus, the amounts shown in the threshold, target and maximum columns reflect the range of potential payouts when the target award levels were established in February 2012. The AIM program pays $0 for performance below threshold. The actual amounts paid pursuant to those awards are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

(b)
The amounts reflected in the “Estimated Future Payouts Under Equity Incentive Plan Awards” columns represent the threshold, target and maximum amounts for PSU awards for the 2012-2014 performance period. The PSP pays $0 for performance below threshold. For a description of the Ingersoll Rand Compensation Committee’s process for establishing PSP target award levels and the terms of PSU awards, please refer to Compensation Discussion and Analysis under the heading “Long-Term Incentive Program” and the “Post-Employment Benefits” sections.

(c)
The amounts in these columns reflect the stock option and RSU awards granted in February 2012. For a description of the Ingersoll Rand Compensation Committee’s process for determining stock option and RSU awards and the terms of such awards, see Compensation Discussion and Analysis under the heading “Long-Term Incentive Program” and the “Post-Employment Benefits” sections.

(d)
Stock options were granted under the Ingersoll Rand Incentive Stock Plan of 2007 (the “2007 Plan”), which requires options to be granted at an exercise price equal to the fair market value of Ingersoll Rand’s ordinary shares on the date of grant. The fair market value is defined in the 2007 Plan as the average of the high and low composite price of Ingersoll Rand’s ordinary shares listed on the NYSE on the grant date. The closing price on the NYSE of Ingersoll Rand’s ordinary shares was $40.48 on the grant date.

(e)
The grant date fair value of the equity awards granted in February 2012 was calculated in accordance with ASC 718. The actual amount ultimately realized by each NEO from the stock option awards will likely vary based on a number of factors, including stock price fluctuations, differences from the valuation assumptions used and timing of exercise or applicable vesting. For a description of the assumptions made in valuing the equity awards, see Note 14, “Share-Based Compensation” to the annual combined financial statements included elsewhere in this Information Statement. For PSUs, the grant date fair value has been determined based on achievement of target level performance, which is the performance threshold Ingersoll Rand believes is the most likely to be achieved under the grants.

(f)	Mr. Petratis was not employed by Ingersoll Rand in 2012 and therefore no historical information is available for him.

Outstanding Equity Awards at December 31, 2012

Name		Option Awards				Stock Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (a)	Number of Securities Underlying Unexercised Options (#) Unexercisable (a)	Option Exercise Price ($)	Option Expiration Date (b)	Number of Shares or Units of Stock that have Not Vested (#) (c)	Market Value of Shares or Units of Stock that have Not Vested ($) (d)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#) (e)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have Not Vested ($) (d)
D. D. Petratis (f)	—	—	—	—	—	—	—	—	—
P. S. Shannon	2/2/2005	23,040	—	38.6850	2/1/2015	—	—	—	—
	2/1/2006	17,580	—	39.4250	1/31/2016	—	—	—	—
	2/7/2007	17,230	—	43.1250	2/6/2017	—	—	—	—
	2/15/2008	22,643	—	39.0000	2/14/2018	—	—	—	—
	2/12/2009	26,400	—	16.8450	2/11/2019	—	—	—	—
	2/16/2010	5,670	2,835	31.5916	2/15/2020	1,003	48,104	6,331	303,635
	2/14/2011	2,339	4,679	47.3350	2/13/2021	1,409	67,576	4,226	202,679
	2/24/2012	—	8,271	40.7000	2/23/2022	2,949	141,434	3,932	188,579
T. P. Eckersley	12/5/2007	20,000	—	51.5000	12/4/2017	—	—	—	—
	2/16/2010	6,520	3,261	31.5916	2/15/2020	1,153	55,298	6,014	288,431
	2/14/2011	2,444	4,890	47.3350	2/13/2021	1,472	70,597	4,014	192,511
	11/1/2011	—	—	—	—	10,000	479,600	—	—
	2/24/2012	—	8,643	40.7000	2/23/2022	3,082	147,813	3,735	179,131
B. A. Santoro	2/2/2005	18,320	—	38.6850	2/1/2015	—	—	—	—
	2/1/2006	17,580	—	39.4250	1/31/2016	—	—	—	—
	2/7/2007	17,090	—	43.1250	2/6/2017	—	—	—	—
	2/15/2008	18,334	—	39.0000	2/14/2018	—	—	—	—
	2/12/2009	15,000	—	16.8450	2/11/2019	—	—	—	—
	2/16/2010	5,953	2,977	31.5916	2/15/2020	1,053	50,502	2,532	121,435
	8/5/2010	—	—	—	—	5,000	239,800	—	—
	2/14/2011	2,222	4,445	47.3350	2/13/2021	1,338	64,170	1,691	81,100
	2/24/2012	—	4,928	40.7000	2/23/2022	1,757	84,266	2,654	127,286
F. W. Yu	2/2/2005	2,000	—	38.6850	2/1/2015	—	—	—	—
	2/1/2006	1,420	—	39.4250	1/31/2016	—	—	—	—
	2/7/2007	1,300	—	43.1250	2/6/2017	—	—	—	—
	2/15/2008	2,548	—	39.0000	2/14/2018	—	—	—	—
	2/16/2010	1,790	895	31.5916	2/15/2020	317	15,203	—	—
	2/14/2011	701	1,403	47.3350	2/13/2021	423	20,287	—	—
	11/1/2011	—	13,237	30.4175	10/31/2021	4,000	191,840	—	—
	2/24/2012	—	2,275	40.7000	2/23/2022	811	38,896	983	47,145
___________________

(a)
These columns represent stock option and Stock Appreciation Right (“SAR”) awards. Except as described in the following sentence, these awards become exercisable in three equal installments beginning on the first anniversary after the date of grant, subject to continued employment through the vesting period or retirement. Mr. Yu’s grant dated November 1, 2011 vests 100% on the third anniversary of the grant date.

(b)	All of the stock options and SARs granted to the NEOs expire on the tenth anniversary (less one day) of the grant date.

(c)
This column represents unvested RSUs. Except as described in the following sentence, RSUs become exercisable in three equal installments beginning on the first anniversary after the date of grant, subject to continued employment through the vesting period or retirement. Mr. Eckersley’s and Mr. Yu’s grants dated November 1, 2011 and Ms. Santoro’s grant dated August 5, 2010 vest 100% on the third anniversary of the grant date.

(d)	The market value was computed based on $47.96, the closing market price of Ingersoll Rand’s ordinary shares on the NYSE at December 31, 2012.

(e)
This column represents unvested and unearned PSUs. PSUs vest upon the completion of a three-year performance period. The actual number of shares an NEO will receive, if any, is subject to achievement of the performance goals as certified by the Ingersoll Rand Compensation Committee, and continued employment through the performance certification date or retirement.

(f)	Mr. Petratis was not employed by Ingersoll Rand in 2012 and therefore no historical information is available for him.

2012 Option Exercises and Stock Vested
The following table provides information regarding the amounts received by each NEO upon exercise of stock options or the vesting of RSUs during the fiscal year ended December 31, 2012:

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (a)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (b)
D. D. Petratis (c)	—	—	—	—
P. S. Shannon	29,900	473,268	3,467	133,594
T. P. Eckersley	8,943	278,619	3,678	141,930
B. A. Santoro	7,000	171,091	3,189	123,220
F. W. Yu	2,936	84,983	822	31,910
___________________

(a)
This column reflects the aggregate dollar amount realized by the NEO upon the exercise of the stock options by determining the difference between the market price of Ingersoll Rand’s ordinary shares at exercise and the exercise price of the stock options.

(b)
Reflects the value of the RSUs that vested on February 12, 2012, February 14, 2012 and February 16, 2012, based on the average of the high and low stock price of Ingersoll Rand’s ordinary shares on the vesting date.

(c)	Mr. Petratis was not employed by Ingersoll Rand in 2012 and therefore no historical information is available for him.
2012 Pension Benefits
The NEOs, other than Mr. Yu, participate in the following defined benefit plans:

•	the Pension Plan;

•	the Supplemental Pension Plans; and

•	the EOSP or the KMP.
The Pension Plan is a funded, tax qualified, non-contributory defined benefit plan that covers the majority of Ingersoll Rand’s salaried U.S. employees. The Pension Plan provides for normal retirement at age 65. The Pension Plan was amended in 2012 to provide that vesting occurs: (i) after five years of service, or (ii) while employed, the participant (a) attains age 65, (b) dies or (c) becomes disabled. The formula to determine the lump sum benefit under the Pension Plan is 5% of final average pay (the five highest consecutive years out of the last ten years of eligible compensation) for each year of credited service. A choice for distribution between an annuity and a lump sum option is available. The Pension Plan was closed to new participants after June 30, 2012, and no further benefits will accrue to any Pension Plan participant for service performed after December 31, 2022. In addition, any employee who was a Pension Plan participant on June 30, 2012 was provided the option to waive participation in the Pension Plan effective January 1, 2013, and, in lieu of participation, receive a non-elective employer contribution equal to 2% of eligible compensation in the ESP.
The Supplemental Pension Plans are unfunded, nonqualified, non-contributory defined benefit restoration plans. Since the IRS limits the annual compensation recognized when calculating benefits under the qualified Pension Plan, the Supplemental Plans restore what is lost in the Pension Plan due to these limits. The Supplemental Pension Plans cover all Ingersoll Rand employees who participate in the Pension Plan and who are impacted by the Code compensation limits. A participant must meet the vesting requirements of the qualified Pension Plan to vest for benefits under the Supplemental Pension Plans. Benefits under the Supplemental Pension Plans are available only as a lump sum distribution after termination and paid in accordance with Section 409A of the Code. As a result of the 2012 changes to the Pension Plan, the Supplemental Pension Plans were closed to employees hired on or after June 30, 2012, and no further benefits will accrue to any Supplemental Plan participant for service performed after December 31, 2022.
The NEOs, other than Mr. Yu, participate in either the EOSP or the KMP. The EOSP, which is closed to new participants, is an unfunded, nonqualified, non-contributory defined benefit plan, designed to replace a percentage of an officer’s final average pay based on his or her age and years of service at the time of retirement. Final average pay is defined as the sum of the officer’s current annual salary plus the average of his or her three highest AIM awards during the most recent six years. No other elements of compensation (other than salary and AIM awards) are included in final average pay. The EOSP provides a benefit pursuant to a formula in which 1.9% of an officer’s final average pay is multiplied by the officer’s years of service (up to a maximum of 35 years) and then reduced by the value of other retirement benefits the officer will receive that are provided by Ingersoll Rand under certain qualified and nonqualified retirement plans as well as Social Security. Vesting occurs, while the officer is employed by Ingersoll Rand, at the earlier of the attainment of age 55 and the completion of 5 years of service or age 62. Unreduced benefits under the EOSP are available at age 62 and benefits are only available as a lump sum after termination and paid in accordance with Section 409A of the Code.
The KMP is an unfunded, nonqualified, non-contributory defined benefit plan available to certain key employees. The KMP is designed to replace a percentage of a key employee’s final average pay based on his or her age and years of service at the time of retirement. Final average pay is defined as the sum of the key employee’s current annual salary plus the average of the employee’s three highest AIM awards during the most recent six years. No other elements of compensation (other than salary and AIM awards) are included in final average pay. The KMP provides a benefit pursuant to a formula in which 1.7% of a key employee’s final average pay is multiplied by years of service (up to a maximum of 30 years) and then reduced by the value of other retirement benefits the key employee will receive that are provided by Ingersoll Rand under certain qualified and nonqualified retirement plans as well as Social Security. Vesting occurs at the earlier of the attainment of age 55 and the completion of 5 years of service or age 65. Benefits are only available as a lump sum after termination and paid in accordance with Section 409A of the Code.
The table below represents the estimated present value of defined benefits for the plans in which each NEO participates.

Name	Plan Name	Number of Years Credited Service (#) (a)	Present Value of Accumulated Benefit ($) (b)	Payments During Last Fiscal Year ($)
D. D. Petratis (c)	—	—	—	—
P. S. Shannon	Pension Plan	10.67	110,652	—
	Supplemental Pension Plan II	10.67	117,503	—
	EOSP	11.00	1,222,743	—
T. P. Eckersley	Pension Plan	5.17	50,918	—
	Supplemental Pension Plan II	5.17	65,632	—
	KMP	5.17	391,777	—
B. A. Santoro	Pension Plan	16.58	233,355	—
	Supplemental Pension Plan I	8.58	5,581	—
	Supplemental Pension Plan II	16.58	98,140	—
	EOSP	17.00	1,700,974	—
F. W. Yu (c)	—	—	—	—
____________

(a)
Under the EOSP or the KMP, for officers covered prior to May 19, 2009, a full year of service is credited for any year in which they work at least one day. In the Pension Plan, the Supplemental Pension Plans, the EOSP and the KMP for officers first covered on or after May 19, 2009, the number of years of credited service is based on elapsed time (i.e., credit is given for each month in which a participant works at least one day). The Supplemental Pension Plan II was established as a mirror plan, effective January 1, 2005. The years of credited service used for calculating benefits under (i) the Supplemental Pension Plan I are the years of credited service through December 31, 2004, and (ii) the Pension Plan, EOSP, KMP and Supplemental Pension Plan II are the years of credited service through December 31, 2012. The benefits earned under the Supplemental Pension Plan I serve as offsets to the benefits earned under the Supplemental Pension Plan II.

(b)
The amounts in this column reflect the estimated present value of each NEO’s accumulated benefit under the plans indicated. The calculations reflect the value of the benefits assuming that each NEO was fully vested under each plan. The benefits were computed as of December 31, 2012, consistent with the assumptions described in Note 11, “Pensions and Postretirement Benefits Other than Pensions,” to the annual combined financial statements included elsewhere in this Information Statement.

A present value of benefits for the Supplemental Pension Plan I is reported for those NEOs who were vested in that plan at December 31, 2004, the date on which that plan was frozen. If an NEO was not vested in the Supplemental Pension Plan I at December 31, 2004, that NEO is not entitled to any benefit under that plan.

(c)	Mr. Petratis was not employed by Ingersoll Rand in 2012 and therefore no historical information is available for him. Mr. Yu does not participate in any company defined benefit plan.

2012 Nonqualified Deferred Compensation
Ingersoll Rand maintains the Executive Deferred Compensation Plan I (“EDCP I”) and Executive Deferred Compensation Plan II (“EDCP II” and with EDCP I, the “EDCP Plans”), which are unfunded, nonqualified plans that permit certain employees, including the NEOs other than Mr. Yu, to defer receipt of up to 50% of their annual salary and up to 100% of their AIM awards, PSP awards and RSUs received upon commencement of employment. Elections to defer must be made prior to the beginning of the performance period. Ingersoll Rand has established a nonqualified grantor trust with a bank as the trustee to hold certain assets deferred under the EDCP Plans. These assets are considered general assets of Ingersoll Rand and are available to its creditors in the event of Ingersoll Rand’s insolvency. Amounts held in the trust are invested by the trustee using various investment vehicles.
Participants are offered certain investment options (approximately 60 mutual fund investments and ordinary share equivalents) and can choose how they wish to allocate their cash deferrals among those investment options. Participants are 100% vested in all amounts deferred and bear the risk of any earnings and losses on such deferred amounts.
Generally, deferred amounts may be distributed following termination of employment or at the time of a scheduled in-service distribution date chosen by the participant. If a participant has completed five or more years of service at the time of termination, or is terminated due to long-term disability, death or retirement, the distribution is paid in accordance with the participant’s election. If a participant terminates without meeting these requirements, the account balance for all plan years will be paid in a lump sum in the year following the year of termination. A participant can elect to receive distributions at termination over a period of five, 10, or 15 annual installments, or in a single lump sum. A participant can elect to receive scheduled in-service distributions in future years that are at least two years after the end of the plan year for which they are deferring. In-service distributions can be received in two to five annual installments, or if no election is made, in a lump sum. For those participants who have investments in ordinary shares, the distribution of these assets will be in the form of ordinary shares, not cash.
Please refer to Compensation Discussion and Analysis for a description of the Supplemental ESP.
Mr. Yu participates in two nonqualified deferred compensation plans in China. The Huabao Plan provides for an annual company contribution equal to a percentage of annual base salary (12% in Mr. Yu's case) after income tax deduction (excluding bonus, allowance and/or benefits). Participants in the Huabao Plan vest at the earlier of retirement, death, permanent disability or company initiated termination. The Generali Savings Plan is a frozen deferred compensation plan that pays interest on deferred amounts. The Generali Savings Plan was frozen in 2011 and no employee or employer contributions have been made since that time. The Generali Savings Plan does not pay a preferential interest rate.
The following table provides information regarding contributions, distributions, earnings and balances for each NEO under our nonqualified deferred compensation plans:

Name	Executive Contributions in Last Fiscal Year ($) (a)	Registrant Contributions in Last Fiscal Year ($) (b)	Aggregate Earnings in Last Fiscal Year ($) (c)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
D. D. Petratis (d)	—	—	—	—	—
P. S. Shannon
EDCP II	—	—	282,530	—	1,067,830
Supplemental ESP	—	17,643	78,084	—	234,486
T. P. Eckersley
EDCP II	75,924	—	107,827	—	556,465
Supplemental ESP	—	17,791	47,125	—	146,990
B. A. Santoro
EDCP I	—	—	935	—	7,995
Supplemental ESP	—	12,543	41,238	—	127,322
W. Yu
Huabao Plan	—	5,824	188	—	6,012
Generali Savings Plan	—	—	4,111	—	103,797
____________

(a)	The annual deferrals (salary, AIM & PSP) are all reflected in the Salary column, the Non-Equity Incentive Plan column and the Stock Awards column, respectively of the Summary Compensation Table.

(b)
All of the amounts reflected in this column are included in the All Other Compensation column of the Summary Compensation Table and the Matching Contribution column of footnote (f) of the Summary Compensation Table.

(c)
Amounts in this column include gains and losses on investments, as well as dividends on ordinary shares or ordinary share equivalents. None of the earnings or losses reported in this column are included in the Summary Compensation Table.

(d)	Mr. Petratis was not employed by Ingersoll Rand in 2012 and therefore no historical information is available for him.
Post-Employment Benefits
The following discussion describes the compensation to which each NEO would be entitled in the event of termination of such executive’s employment, including termination following a change in control.
Severance.    Although Ingersoll Rand does not have a formal severance policy for officers, NEOs who are terminated by Ingersoll Rand other than for cause will generally be entitled to receive up to 12 months’ base salary as severance and, depending on the circumstances and timing of the termination, a pro-rated portion of their AIM award, not to exceed target. Mr. Yu's severance is based on Chinese law which provides for a month’s pay for each year of service, capped at three times the applicable city average salary, plus his annual AIM target value.
In addition, Ingersoll Rand’s equity award agreements provide that upon termination for:

•
death, disability or retirement, RSUs, stock options and SARs continue to vest on the same basis as active employees and the stock options and SARs remain exercisable for a period of three years (or five years in the case of retirement for awards granted in 2007 and after) following termination;

•
group termination, RSUs, stock options and SARs immediately vest in the portion of the awards that would have vested within twelve months of termination and all vested stock options and SARs remain exercisable for a period of three years following termination;

•
death or disability, PSUs vest pro-rata based on the time worked during the performance period and the achievement of performance goals from the beginning of the performance period through the end of the calendar quarter in which employment terminated; and

•
retirement, group termination or job elimination, PSUs vest pro-rata based on the time worked during the performance period and the achievement of performance goals through the end of the performance period.

Change in Control.    Ingersoll Rand has entered into change-in-control agreements with Mr. Shannon and Ms. Santoro. The change-in-control agreements provide for certain payments if the employment is terminated by Ingersoll Rand without “cause” (as defined in the change-in-control agreements) or by the executive for “good reason” (as defined in the change-in-control agreements), in each case, within two years following a change in control of Ingersoll Rand.
Following a change in control, Mr. Shannon and Ms. Santoro are entitled to continue receiving his or her current base salary and are entitled to an annual bonus in an amount not less than the highest annual bonus paid during the prior three years.
If employment is terminated “without cause” or by the executive for “good reason” following a change in control, the executive are entitled to the following:

•	any base salary and annual bonus for a completed fiscal year that had not been paid;

•	an amount equal to the executive’s annual bonus for the last completed fiscal year pro-rated for the number of full months employed in the current fiscal year;

•	an amount equal to the executive’s base salary pro-rated for any unused vacation days;

•	a lump sum severance payment from Ingersoll Rand equal to two times the sum of:

▪
the executive’s annual salary in effect on the termination date, or, if higher, the annual salary in effect immediately prior to the reduction of the executive’s annual salary after the change in control; and

▪
the executive’s target AIM award for the year of termination or, if higher, the average of the AIM award amounts beginning three years immediately preceding the change in control and ending on the termination date; and

•
a lump sum payment equal to two times of: (a) the cash value of the target amount of the most recent PSU award; or (b) if higher, the average amounts of the last three PSU awards granted and paid to the NEO immediately preceding termination. This payment is in lieu of any rights the individual might have with respect to unvested PSU awards.

In addition to the foregoing, Mr. Shannon and Ms. Santoro would also be eligible to participate in Ingersoll Rand’s welfare employee benefit programs for the severance period. Ingersoll Rand would also provide each executive up to $100,000 of outplacement services. For purposes of calculating the executive’s nonqualified pension benefits, three years would be added to both the executive’s age and service with Ingersoll Rand under the EOSP. In addition, the “final average pay” under the EOSP would be calculated as 50% of the lump sum severance payment. For purposes of determining eligibility for post-

retirement welfare benefits, the NEO would be credited with any combination of additional years of service and age, not exceeding 10 years, to the extent necessary to qualify for such benefits.
Under Ingersoll Rand’s incentive plans, outstanding unvested stock options and RSUs immediately vest and become exercisable or payable, as applicable, following a change in control. PSUs will be deemed to have earned a pro-rata award based on the target award opportunity and total number of months worked in the applicable performance period.
A “change in control” is defined as the occurrence of any of the following events: (i) any person unrelated to Ingersoll Rand becomes the beneficial owner of 30% or more of the combined voting power of Ingersoll Rand’s voting stock; (ii) the directors serving at the time the change-in-control agreements were executed (or the directors subsequently elected by the shareholders of Ingersoll Rand whose election or nomination was duly approved by at least two-thirds of the then serving directors) fail to constitute a majority of the Board of Directors; (iii) the consummation of a merger or consolidation of Ingersoll Rand with any other corporation in which Ingersoll Rand’s voting securities outstanding immediately prior to such merger or consolidation represent 50% or less of the combined voting securities of Ingersoll Rand immediately after such merger or consolidation; (iv) any sale or transfer of all or substantially all of Ingersoll Rand’s assets, other than a sale or transfer with a corporation where Ingersoll Rand owns at least 80% of the combined voting power of such corporation or its parent after such transfer; or (v) any other event that the continuing directors determine to be a change in control; provided however, with respect to (i), (iii) and (iv) above, there shall be no change in control if shareholders of Ingersoll Rand own more than 50% of the combined voting power of the voting securities of Ingersoll Rand or the surviving entity or any parent immediately following such transaction in substantially the same proportion to each other as prior to such transaction.
Major Restructuring. Ingersoll Rand has adopted a Severance Plan that provides a cash severance payment in the event a participant’s employment is terminated due to an involuntary loss of job without Cause (as defined in the Severance Plan) or a Good Reason (as defined in the Severance Plan) between December 10, 2012 and the first anniversary of the completion of a Major Restructuring (as defined below), unless the termination is substantially unrelated to the Major Restructuring. The cash severance payment would be equal to one and one-half times (for the CFO and GC) or one times (for other NEOs) (a) current base salary, and (b) current target AIM award. In addition, the participants will receive a pro-rated portion of their target AIM award, based on actual Ingersoll Rand and individual performance during the fiscal year in which termination of employment occurred. Participants in the EOSP or KMP who are not vested in such plans will also receive a cash payment equal to the amount of the benefit to which they would have been entitled if they were vested. As of December 31, 2012, the value of cash severance was: Mr. Shannon, $888,000; Mr. Eckersley, $635,040; Ms. Santoro, $718,425; and Mr. Yu, $444,101.
In addition, employees who terminate employment due to an involuntary loss of job without Cause (as defined in the award agreement) or for Good Reason (as defined in the award agreement) between December 10, 2012 and the first anniversary of the completion of a Major Restructuring will, unless the termination is substantially unrelated to the Major Restructuring, (i) immediately vest in all unvested stock options and may exercise all vested stock options and SARs at any time within the following three-year period or the remaining term of the stock option or SAR, if shorter, (ii) immediately vest in all RSUs, except that retirement eligible participants would continue their existing vesting schedule, and (iii) receive a prorated payout of outstanding PSUs based on actual performance at the end of performance period following termination of employment. As of December 31, 2012, the value of unvested equity awards was: Mr. Shannon, $868,343; Mr. Eckersley, $1,349,212; Ms. Santoro, $744,096; and Mr. Yu, $546,258.
A “Major Restructuring” is defined as a reorganization, recapitalization, extraordinary stock dividend, merger, sale, spin-off or other similar transaction or series of transactions, which individually or in the aggregate, has the effect of resulting in the elimination of all, or the majority of, any one or more of Ingersoll Rand’s four business sectors (i.e., Climate Solutions, Residential Solutions, Industrial Technologies and Security Technologies), so long as such transaction or transactions do not constitute a Change in Control (as defined in the applicable plan).
Enhanced Retirement Benefits.    An officer is vested in EOSP or KMP upon the earlier of: (i) the attainment of age 55 and the completion of 5 years of service; (ii) attainment of age 62 for the EOSP and age 65 for the KMP; (iii) death; or (iv) change in control. For NEOs covered under the EOSP, a termination within two years following a change in control also triggers the payment of an enhanced benefit (as described above). Benefits under the EOSP and KMP are forfeited in the event of termination for cause. In order to be eligible for an EOSP or KMP benefit in the event of disability, a participant must remain disabled until age 65. An officer becomes vested in both the Pension Plan and the Supplemental Pension Plans upon the completion of 5 years of service. As of December 31, 2012, Mr. Shannon was not vested in the EOSP and Mr. Eckersley was not vested in the KMP. Mr. Yu does not participate in any company-sponsored pension plan.
Health Benefits.    In the event of a change in control, health benefits are provided, which include Ingersoll Rand’s cost of both active health and welfare benefits for the severance period, as well as retiree medical, if applicable. Ms. Santoro is the only NEO eligible for retiree medical benefits due to her age and service as of January 1, 2003, when eligibility for the retiree medical benefit was frozen. Ms. Santoro has reached the retirement threshold of age 55 with at least 15 years of service and would receive benefits in each scenario outlined in the following table.

Post-Employment Benefits Table
The following table describes the compensation to which each of the NEOs would be entitled in the event of termination of such executive’s employment on December 31, 2012, including termination following a change in control. The potential payments were determined under the terms of our plans and arrangements in effect on December 31, 2012. The table does not include the pension benefits or nonqualified deferred compensation amounts that would be paid to an NEO, which are set forth in the Pension Benefits table and the Nonqualified Deferred Compensation table above, except to the extent that the NEO is entitled to an additional benefit as a result of the termination.

	Retirement ($)	Involuntary without Cause ($)	Involuntary with Cause ($)	Change in Control ($)	Disability ($)	Death ($)
D. D. Petratis (a)	—	—	—	—	—	—
P. S. Shannon
Severance (b)	—	355,770	—	1,184,000	—	—
2012 Earned but Unpaid AIM Award(s) (c)	—	167,588	—	167,588	—	—
PSP Award Payout (d)	—	—	—	320,000	501,853	501,853
Value of Unvested Equity Awards (e)	—	—	—	420,869	366,490	366,490
Enhanced Retirement Benefits (f)	—	—	—	703,424	—	—
Outplacement (g)	—	14,100	—	100,000	—	—
Tax Assistance (h)	—	—	—	1,516,411	—	—
Health Benefits (i)	—	—	—	20,901	—	—
Total	—	537,458	—	4,433,193	868,343	868,343
T. P. Eckersley
Severance (b)	—	244,246	—	—	—	—
2012 Earned but Unpaid AIM Award(s) (c)	—	238,140	—	—	—	—
PSP Award Payout (d)	—	—	—	476,483	476,722	476,722
Value of Unvested Equity Awards (e)	—	—	—	872,490	872,490	872,490
Enhanced Retirement Benefits (f)	—	—	—	—	—	—
Outplacement (g)	—	14,100	—	—	—	—
Tax Assistance (h)	—	—	—	—	—	—
Health Benefits (i)	—	—	—	—	—	—
Total	—	496,486	—	1,348,973	1,349,212	1,349,212
B. A. Santoro
Severance (b)	—	309,000	—	957,900	—	—
2012 Earned but Unpaid AIM Award(s) (c)	132,459	132,459	—	132,459	—	—
PSP Award Payout (d)	218,074	218,074	—	216,000	218,074	218,074
Value of Unvested Equity Awards (e)	526,022	526,022	—	575,833	526,022	526,022
Enhanced Retirement Benefits (f)	—	—	—	986,855	—	—
Outplacement (g)	—	14,100	—	100,000	—	—
Tax Assistance (h)	—	—	—	1,044,420	—	—
Health Benefits (i)	112,000	112,000	112,000	79,901	112,000
Total	988,555	1,311,655	—	4,093,368	856,096	744,096

	Retirement ($)	Involuntary without Cause ($)	Involuntary with Cause ($)	Change in Control ($)	Disability ($)	Death ($)
F. W. Yu
Severance (b)	—	456,604	—	—	—	—
2012 Earned but Unpaid AIM Award(s) (c)	—	—	—	—	—	—
PSP Award Payout (d)	—	—	—	15,731	15,779	15,779
Value of Unvested Equity Awards (e)	—	—	—	534,916	530,479	530,479
Enhanced Retirement Benefits (f)	—	—	—	—	—	—
Outplacement (g)	—	—	—	—	—	—
Tax Assistance (h)	—	—	—	—	—	—
Health Benefits (i)	—	—	—	—	—	—
Total	—	456,604	—	550,647	546,258	546,258
____________

(a)	Mr. Petratis was not employed by Ingersoll Rand in 2012 and therefore no historical information is available for him.

(b)
For the “Involuntary without Cause” column, the current severance guidelines permit payment of nine months of base salary plus an additional week for each year of service (rounded up) for Mr. Shannon and Ms. Santoro (capped at one year) and 6 months of base salary plus an additional week for each year of service (rounded up) for the other NEOs (capped at one year). The amount for Mr. Yu is based on Chinese law. Under the “Change in Control” column, for Mr. Shannon and Ms. Santoro, please see the section above, entitled Post-Employment Benefits, for a description of how severance is calculated.

(c)
For the “Involuntary without Cause” column, these amounts represent the prorated AIM award (up to target) that may be paid to the NEOs depending on the circumstances and timing of the termination. For the amounts under “Change in Control”, these amounts represent the actual award earned for the 2012 performance period, which may be more or less than the target award.

(d)
For the “Involuntary without Cause” column, this amount represents the cash value of the prorated PSU award payout to Ms. Santoro because she is retirement eligible. For the “Change in Control” column for Mr. Shannon and Ms. Santoro, these amounts represent the cash value of the PSU award payout, based on the appropriate multiple. For Messrs. Eckersley and Yu, these values represent what would be provided under the terms of the 2007 Plan, which provides a pro-rated payment for all outstanding awards. For the “Retirement”, “Disability” and “Death” columns, amounts represent the cash value of the prorated portion of the PSUs that vest upon such events. Amounts for each column are based on the closing stock price of the ordinary shares on December 31, 2012 ($47.96).

(e)
The amounts shown for “Retirement”, “Involuntary without Cause”, “Change in Control”, “Disability” and “Death” represent (i) the value of the unvested RSUs, which is calculated based on the number of unvested RSUs multiplied by the closing stock price of the ordinary shares on December 31, 2012 ($47.96), and (ii) the intrinsic value of the unvested stock options, which is calculated based on the difference between the closing stock price of the ordinary shares on December 31, 2012 ($47.96) and the relevant exercise price. However, only in the event of termination following a “Change in Control” is there accelerated vesting of unvested awards. In addition, in the event of a “Change in Control,” holders of outstanding stock options under the Stock Incentive Plan of 1998 may elect to receive a cash payment based on the difference between the highest fair market value of the shares during the 60 days prior to the event ($48.90) and the exercise price. For “Retirement”, “Involuntary without Cause”, “Disability” and “Death”, the awards do not accelerate but continue to vest on the same basis as active employees. Because Ms. Santoro is retirement eligible, she would continue to vest in stock options and RSUs after termination of employment for any reason other than cause.

(f)
In the event of a change in control of Ingersoll Rand and a termination of the NEOs who have change in control agreements, the present value of the pension benefits under the EOSP and Supplemental Pension Plans would be paid out as lump sums and benefits under the KMP would be paid out in accordance with the terms of the plan. While there is no additional benefit to the NEOs as a result of either voluntary retirement/resignation and/or involuntary resignation without cause, there are differences (based on the methodology mandated by the SEC) between the numbers that are shown in the Pension Benefits Table and those that would actually be payable to the NEO under these termination scenarios.

(g)
For the “Involuntary without Cause” column, each NEO, other than Mr. Yu, is eligible for outplacement services for a twelve month period, not to exceed $14,100. For the “Change in Control” column, the amount represents the maximum expenses Ingersoll Rand would reimburse Mr. Shannon and Ms. Santoro for professional outplacement services.

(h)
Pursuant to the change-in-control agreements for Mr. Shannon and Ms. Santoro, if any payment or distribution by Ingersoll to these NEOs creates certain incremental taxes, they would be entitled to receive from Ingersoll a payment in an amount sufficient to place them in the same after-tax financial position as if such taxes had not been imposed.

(i)
Represents Ingersoll Rand’s cost of health and welfare coverage. The cost for “Change in Control” is a combination of continued active coverage for two years followed by retiree coverage, while the cost shown under the other scenarios is retiree coverage only.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information with respect to the anticipated beneficial ownership of our ordinary shares by:

•	each of our shareholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding ordinary shares;

•	each of our directors following the spin-off;

•	each NEO following the spin-off; and

•	all of our directors and executive officers following the spin-off as a group.
Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Ingersoll Rand shares on October 1, 2013, giving effect to a distribution ratio of one of our ordinary shares for every three ordinary shares of Ingersoll Rand held by such person.
To the extent our directors and executive officers own Ingersoll Rand shares on the record date of the spin-off, they will participate in the distribution on the same terms as other holders of Ingersoll Rand shares. The equity awards held by our directors and officers will be treated as described in “The Spin-Off - Treatment of Equity Based Compensation.”
The number of shares beneficially owned by each shareholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose.
Immediately following the distribution, we estimate that 96.2 million of our ordinary shares will be issued and outstanding, based on the number of Ingersoll Rand shares expected to be outstanding as of the record date. The actual number of our outstanding ordinary shares following the distribution will be determined on [ ], 2013, the record date.
Share Ownership of Directors and Executive Officers

Name	Ordinary Shares(a)(b)	Options Exercisable Within 60 Days (c)
Michael J. Chesser	—	—
Carla Cico	—	—
Kirk S. Hachigian	—	—
Luc Oursel	—	—
Marty E. Welch III	—	—
David D. Petratis	—	—
Patrick S. Shannon	1,210	5,313
Timothy P. Eckersley	9,215	3,290
Barbara A. Santoro	792	10,702
Feng (William) Yu	802	1,607
All directors and executive officers as a group (12 persons)(e)	13,356	25,235
____________

(a)
Represents (i) ordinary shares held directly; (ii) unvested shares, including any RSUs or PSUs that vest within 60 days of October 1, 2013; and (iii) ordinary shares held by the trustee under the ESP for the benefit of executive officers. No director or executive officer will beneficially own 1% or more of Allegion’s ordinary shares.

(b)	Messrs. Shannon and Eckersley also notionally hold ordinary shares and ordinary share equivalents under deferred compensation plans that are not distributable within 60 days of October 1, 2013.

(c)	Represents ordinary shares as to which directors and executive officers had stock options exercisable within 60 days of October 1, 2013, under Ingersoll Rand’s Incentive Stock Plans.

Share Ownership of Certain Beneficial Owners
Based solely on the information filed on Schedule 13G for the year ended December 31, 2012 or on Schedule 13D reporting beneficial ownership of Ingersoll Rand ordinary shares, we anticipate the following shareholders will beneficially own more than 5% of our ordinary shares following the distribution.

Name and Address of Beneficial Owner	Number of Ingersoll Rand Ordinary Shares	Number of Allegion Ordinary Shares	Percentage of Class
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	21,628,469 (a)	7,209,489	7.49%
Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017	21,072,305 (b)	7,024,101	7.30%
Fidelity Management and Research (FMR) LLC 82 Devonshire Street Boston, Massachusetts 02109	16,984,883 (c)	6,661,627	6.92%
____________

(a)
Information regarding BlackRock, Inc. and its stockholdings was obtained from a Schedule 13G filed with the SEC on January 30, 2013. The filing indicated that, as of December 31, 2012, BlackRock, Inc. had sole voting power and sole dispositive power as to all of such shares.

(b)
Information regarding Trian and its stockholdings was obtained from the Schedule 13D (Amendment No. 3) filed with the SEC on August 13, 2012. According to the Schedule 13D (Amendment No. 3), Trian Fund Management, L.P. shares voting and dispositive power over all or some of the shares with Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Strategic Investment Fund, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Partners Strategic Co-Investment Fund-A, L.P., Trian Partners Master Fund (ERISA), L.P., Trian Fund Management GP, LLC, Trian SPV (SUB) VI, L.P., Trian SPV (SUB) VI-A, L.P., Trian IR Holdco Ltd., Nelson Peltz, Peter W. May and Edward P. Garden.

(c)
Information regarding the FMR LLC and its stockholdings was obtained from a Schedule 13G (Amendment No. 4) filed with the SEC on February 14, 2013. The filing indicated that, as of December 31, 2012, FMR LLC had sole voting power as to 2,931,576 of such shares and sole dispositive power as to 16,984,883 of such shares.

DESCRIPTION OF MATERIAL INDEBTEDNESS
From and after the spin-off, Allegion and Ingersoll Rand will, in general, each be responsible for the debts, liabilities, rights and obligations related to the businesses it owns and operates following consummation of the spin-off. See “Certain Relationships and Related Party Transactions - Agreements with Ingersoll Rand Related to the Spin-Off.”
We expect to have approximately $1.3 billion of indebtedness at the time of the spin-off, the net proceeds of which will be distributed to Ingersoll Rand. In addition, we expect to have a senior secured revolving credit facility permitting borrowings of up to $500 million. Ingersoll Rand’s Board of Directors has determined that causing us to pay net proceeds of our financing transactions to Ingersoll Rand will benefit Ingersoll Rand and its shareholders because it will result in each company being capitalized in a manner that Ingersoll Rand’s Board of Directors has determined to be most appropriate.
Senior Notes
On October 4, 2013, Allegion US Holding Company Inc., our wholly-owned subsidiary, issued $300 million of its 5.75% senior notes due 2021. The senior notes accrue interest at the rate of 5.75% per annum, payable semi-annually on April 1 and October 1 of each year, commencing on April 1, 2014. The senior notes will mature on October 1, 2021. The terms of the indenture governing the senior notes (the “Indenture”) provide that, among other things, the senior notes rank equally in right of payment to all of the issuer’s and the guarantors’ existing and future senior unsecured indebtedness and effectively junior to all of the issuer’s and the guarantors’ existing and future secured indebtedness (including indebtedness with respect to the senior secured credit facilities) to the extent of the value of the assets securing such indebtedness. The senior notes are structurally subordinated to all of the existing and future liabilities of our subsidiaries that do not guarantee the senior notes.
Guarantees. Allegion plc and certain of its subsidiaries guarantee the issuer’s obligations under the senior notes on a senior unsecured basis.
Other Covenants. The Indenture contains affirmative and negative covenants that, among other things, limit or restrict our ability (as well as the ability of our subsidiaries) to:

•	incur additional debt;

•	provide guarantees;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments;

•	enter into agreements that restrict distributions from restricted subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens; and

•	merge, consolidate or sell substantially all of our assets.
Events of Default. The Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the Indenture, payment defaults or acceleration of other indebtedness, failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the trustee under the Indenture or holders of at least 25% in principal amount of the then outstanding senior notes may declare the principal, premium, if any, interest and other monetary obligations on all the senior notes to be due and payable immediately.
Senior Secured Credit Facilities
Term Loans. The Term Facilities consist of (i) the Term A Facility in an aggregate principal amount of $500 million and (ii) the Term B Facility in an aggregate principal amount of $500 million (the loans under such Term Facilities, the “Term Loans”). The full amount of the Term Loans will be made in a single drawing immediately prior to the consummation of the spin-off, and amounts borrowed under the Term Facilities that are repaid or prepaid may not be reborrowed.
The Term A Facility will amortize in quarterly installments, with the first such installment due at the end of the first full quarter following the funding of the Term Loans, at the following rates per annum: 5% in year one; 5% in year two and 10% in each year thereafter, with the final installment due on September 27, 2018. The Term B Facility will amortize in quarterly installments, with the first such installment due at the end of the first full quarter following the funding of the Term Loans, in an amount equal to 1.00% per annum, with the balance due on September 27, 2020.

Revolver. The five-year senior secured revolving credit facility permits borrowings of up to $500 million. The senior secured revolving credit facility will be comprised of two tranches: a tranche to be made available in U.S. Dollars and a tranche to be made available in U.S. Dollars, Euros, Pounds Sterling and other currencies to be agreed from time to time. Borrowings under the multi-currency tranche will be capped at $100 million. The senior secured revolving credit facility will mature and the commitments thereunder will terminate on September 27, 2018. Amounts repaid under the senior secured revolving credit facility may be reborrowed.
Guarantees and Collateral. The indebtedness, obligations and liabilities under the senior secured credit facilities will be unconditionally guaranteed jointly and severally on a senior secured basis by Allegion plc and certain of its current and future restricted subsidiaries, and will be secured, subject to permitted liens and other exceptions and exclusions, by a first-priority lien on substantially all tangible and intangible assets of the borrower and each domestic guarantor (including (i) a perfected pledge of all of the capital stock of Allegion US Holding Company Inc. (the “borrower”) and each direct, wholly-owned material restricted subsidiary held by the borrower or any guarantor (subject to certain limitations with respect to foreign subsidiaries) and (ii) perfected security interests in, and mortgages on, accounts, inventory, equipment, general intangibles, commercial tort claims, investment property, intellectual property, material fee-owned real property, letter-of-credit rights, intercompany notes and proceeds of the foregoing, except for certain excluded assets.
Mandatory Prepayments. The Term Facilities will require the following amounts to be applied to prepay the Term Loans, subject to certain thresholds, exceptions and reinvestment rights:

•	100% of the net cash proceeds from the incurrence of indebtedness by us and our restricted subsidiaries (other than permitted debt);

•
100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by us and our restricted subsidiaries (including casualty insurance and condemnation proceeds, but with exceptions for sales of inventory and other ordinary course dispositions, obsolete or worn-out property, property no longer useful in the business and other exceptions);

•	50% of excess cash flow with stepdowns to 25% and 0% based on certain leverage targets.
Mandatory prepayments will be allocated ratably between the Term A Facility and the Term B Facility and, within each Term Facility, will be applied as directed by the borrower.
Voluntary Prepayments. The borrower may voluntarily prepay outstanding Term Loans in whole or in part at any time without premium or penalty (other than a 1.00% premium payable during the six months following the earlier of (x) the funding of the senior secured credit facilities (the “funding date”) and (y) the 91st day following the closing date on (i) the amount of loans under the Term B Facility prepaid or repaid with the proceeds of, or any conversion of such loans into, any new or replacement tranche of senior secured term loans having a lower effective yield than that then applicable to the loans being prepaid, repaid or converted (subject to certain exceptions) or (ii) the amount of loans under the Term B Facility the terms of which are amended to the same effect), subject to the payment of customary breakage costs in the case of LIBOR rate loans. Optional prepayments of the Term Facilities will be applied to the remaining installments thereof at the direction of the borrower.
Commitments under the senior secured revolving credit facility may be reduced in whole or in part at any time without premium or penalty.
Covenants. The senior secured credit facilities will contain certain covenants that, among other things, limit or restrict the ability of Allegion plc and certain of its restricted subsidiaries, including the borrower, to (subject to certain qualifications and exceptions):

•	create liens and encumbrances;

•	incur additional indebtedness;

•	merge, dissolve, liquidate or consolidate;

•	make acquisitions, investments, advances or loans;

•	dispose of or transfer assets;

•	pay dividends or make other payments in respect of their capital stock;

•	amend certain material governance or debt documents;

•	redeem or repurchase capital stock or prepay, redeem or repurchase certain debt;

•	engage in certain transactions with affiliates;

•	enter into certain speculative hedging arrangements; and

•	enter into certain restrictive agreements.
In addition, we will be required to comply with (a) a maximum ratio of total consolidated indebtedness (net of unrestricted cash up to $100 million) to consolidated EBITDA and (b) a minimum ratio of consolidated EBITDA to consolidated interest expense (net of interest income).
Interest Rates and Fees. Outstanding borrowings under the senior secured credit facilities will accrue interest, at the option of the borrower, at a per annum rate of (i) a LIBOR rate plus the applicable margin or (ii) a base rate plus the applicable margin. We expect that the applicable margin for borrowings under the Term B Facility will be 1.25% with respect to base rate borrowings and 2.25% with respect to LIBOR rate borrowings (with an additional step-down based on certain leverage targets), with the LIBOR rate for the Term B Facility to be subject to a floor of 0.75% per annum. We expect that the applicable margin for borrowings under the senior secured revolving credit facility and the Term A Facility will be subject to a credit facility rating-based pricing grid with the LIBOR rate ranging from 1.75% to 2.25%.
During an event of default, overdue principal under the senior secured credit facilities may bear interest at a rate 2.00% in excess of the otherwise applicable rate of interest. The borrower will pay certain fees with respect to the senior secured credit facilities, including a commitment fee on the undrawn portion of the Revolver of 0.25% to 0.35% on and after the funding date, depending on the credit facility rating, as well as certain other commitment fees and ticking fees from and including the closing date to but excluding the earlier of (x) the funding date and (y) the termination of the commitments.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Agreements with Ingersoll Rand Related to the Spin-Off
This section of the Information Statement summarizes certain agreements between us and Ingersoll Rand that we will enter into on or prior to the distribution date and that will govern the ongoing relationships between the two companies after the spin-off, including certain services and rights that will be provided for following the spin-off, and the indemnification obligations we owe each other. These agreements are intended to provide for an orderly transition to our status as an independent, publicly-traded company. Following the spin-off, we and Ingersoll Rand may enter into additional or modified agreements, arrangements and transactions, which will be negotiated at arm’s length. The summaries below of each of these agreements include certain terms that may be important to you.
Separation and Distribution Agreement
We intend to enter into a Separation and Distribution Agreement with Ingersoll Rand prior to the distribution of our ordinary shares to Ingersoll Rand shareholders. The Separation and Distribution Agreement will set forth our agreements with Ingersoll Rand regarding the principal actions to be taken in connection with the spin-off. It will also set forth other agreements that govern certain aspects of our relationship with Ingersoll Rand following the spin-off. This summary of the Separation and Distribution Agreement is qualified in its entirety by reference to the full text of the agreement, which is incorporated by reference into this Information Statement.
Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with the spin-off so that we and Ingersoll Rand retain the assets necessary to operate our respective businesses and retain or assume the liabilities allocated in accordance with the spin-off, as well as other assets and liabilities being retained or assumed by each of us and Ingersoll Rand. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Ingersoll Rand. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

•
All of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) relating primarily to our business will be retained by or transferred to us or one of our subsidiaries, except as set forth in one of the other agreements described below.

•
All other assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) of Ingersoll Rand will be retained by or transferred to Ingersoll Rand or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in one of the other agreements described below and except for other limited exceptions that are not material that will result in us retaining or assuming other liabilities.

•
Except as expressly set forth in the Separation and Distribution Agreement or any ancillary agreements, each party shall be responsible for its own internal fees, costs and expenses incurred following the distribution date, including any costs and expenses relating to such party’s disclosure documents filed following the distribution date.

Further Assurances; Separation of Guarantees. To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the distribution, the parties will agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements. Additionally, we and Ingersoll-Rand will use commercially reasonable efforts to remove us as a guarantor of liabilities retained by Ingersoll-Rand and its subsidiaries and to remove Ingersoll-Rand and its subsidiaries as a guarantor of liabilities to be assumed by us.
Representations and Warranties. In general, neither we nor Ingersoll Rand will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.
The Distribution. The Separation and Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution and certain actions that must occur prior to the proposed distribution.

Conditions. The Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Ingersoll Rand in its sole discretion. For further information regarding these conditions, see “The Spin-Off - Conditions to the Spin-Off.” Ingersoll Rand may, in its sole discretion, determine the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution.
Shared Contracts. Certain shared contracts are to be assigned or amended to facilitate the spin-off of our business from Ingersoll Rand. If such contracts may not be assigned or amended, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract after the spin-off is complete.
Release of Claims and Indemnification. We and Ingersoll Rand will agree to broad releases pursuant to which we will each release the other and certain related persons specified in the Separation and Distribution Agreement from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement.
The Separation and Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Separation and Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Ingersoll Rand’s business with Ingersoll Rand. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:

•	the liabilities or alleged liabilities each party assumed or retained pursuant to the Separation and Distribution Agreement; and

•
any breach by us or Ingersoll Rand of any provision of the Separation and Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein.

The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the Tax Matters Agreement.
Insurance. Following the spin-off, we will be responsible for obtaining and maintaining our own insurance coverage, although we will continue to have coverage under certain of Ingersoll Rand’s pre-spin-off insurance policies for certain matters that occurred prior to the spin-off.
Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the Separation and Distribution Agreement include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.
No Solicit; No Hire. We and Ingersoll Rand will agree that for a period of two years following the effective date, subject to certain customary exceptions, neither us nor Ingersoll Rand will (1) recruit, solicit, hire, or retain an employee of the other party or its subsidiaries or (2) induce or attempt to induce any such employee to cease his relationship with the other party.
Employee Matters Agreement
We intend to enter into an Employee Matters Agreement with Ingersoll Rand that will govern the respective rights, responsibilities and obligations of the parties from and after the spin-off with respect to employees and employee-related liabilities and, among other things, our respective health and welfare benefit plans, retirement plans, non-qualified deferred compensation plans and equity-based compensation plans (including the treatment of outstanding stock option and RSU, PSU and notional share awards thereunder). The Employee Matters Agreement will generally provide for the allocation and treatment of assets, account balances, and liabilities, as applicable, arising out of incentive plans, retirement plans, deferred compensation plans, and employee health and welfare benefit programs in which our employees participated prior to the spin-off and plan assets and liabilities of certain other former Ingersoll Rand businesses. This summary of the Employee Matters Agreement is qualified in its entirety by reference to the full text of the agreement, which is incorporated by reference into this Information Statement.

Tax Matters Agreement
We intend to enter into a Tax Matters Agreement with Ingersoll Rand that will govern the respective rights, responsibilities and obligations of Ingersoll Rand and us after the spin-off with respect to tax liabilities and benefits, preparation and filing of tax returns, tax attributes, tax contests and other matters relating to U.S. federal, state, local and foreign income and other taxes. Among other matters, as former subsidiaries of Ingersoll Rand, certain of our subsidiaries may have had, and may continue to have following the spin-off, joint and several tax liability with Ingersoll Rand for the taxable periods in which we were part of Ingersoll Rand’s U.S. and non-U.S. consolidated tax groups. However, the Tax Matters Agreement will specify the portion of these and other tax liabilities for which we will bear responsibility, and Ingersoll Rand will agree to indemnify us against any amounts for which we are not responsible. The Tax Matters Agreement provides, with certain exceptions relating to our non-U.S. subsidiaries, that we will generally assume liability for and indemnify Ingersoll Rand against any taxes attributable to our income, assets or operations allocable to any taxable period (or portion thereof) ending after the spin-off, while Ingersoll Rand will generally indemnify us against any taxes imposed as a result of our membership in any of its consolidated tax groups, to the extent that such taxes are allocable to any tax period (or portion thereof) ending on or prior to the spin-off. The Tax Matters Agreement will also provide rules for allocating tax liabilities in the event that the spin-off is not tax-free. In particular, in the event that the spin-off or the internal transactions related thereto were determined to be taxable (or that the tax payable on such an internal transaction was determined to be greater than anticipated) as a result of actions taken after the distribution by us or Ingersoll Rand, the party responsible for such determination would be responsible for all taxes imposed on us or Ingersoll Rand as a result thereof. If such determination is not the result of actions taken after the distribution by us or Ingersoll Rand, then we would be responsible for any taxes imposed on us or Ingersoll Rand as a result of such determination. Such tax amounts could be significant. The Tax Matters Agreement will provide for certain covenants that may restrict our ability to pursue strategic or other transactions to the extent inconsistent with the tax ruling or tax opinions that we are seeking, including specific prohibitions on taking certain actions generally without first obtaining the consent of Ingersoll Rand, a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm or accounting firm. Though valid as between the parties, the Tax Matters Agreement will not be binding on the IRS. This summary of the Tax Matters Agreement is qualified in its entirety by reference to the full text of the agreement, which is incorporated by reference into this Information Statement.
Real Estate Matters
We intend to enter into one or more License to Use Agreements with Ingersoll Rand, involving our and Ingersoll Rand’s subsidiaries, under which we and Ingersoll Rand will allow each other to use certain office space, warehouse space, outside storage yard space, restrooms and conference rooms on a temporary basis for specified fees.
Intellectual Property Matters
We intend to enter into an Intellectual Property License Agreement with Ingersoll Rand, under which Ingersoll Rand will license certain intellectual property to us, and we will license certain intellectual property to Ingersoll Rand. In most circumstances, the licenses will be perpetual, irrevocable, non-exclusive, non-sublicensable, non-assignable, fully paid-up, royalty-free, worldwide licenses, in connection with the current and future operation of the businesses, subject to certain limitations.
Transition Services Agreement
We intend to enter into a Transition Services Agreement with Ingersoll Rand, under which Ingersoll Rand will provide or cause to be provided to us certain services for a limited time to help ensure an orderly transition following the distribution.
We anticipate that under the Transition Services Agreement, we will receive certain services, including services for information technology, human resources and labor and finance and accounting support as well as other corporate support services, from Ingersoll Rand and/or third party providers at specified prices. These services are planned to extend for a period of up to twenty-four months in most circumstances.
Other Ancillary Agreements
We may enter into additional ancillary agreements related to the spin-off, including a reciprocal sales arrangement, on arm’s-length terms, that would continue the compatibility of certain of our products into certain Ingersoll Rand technology platforms or otherwise provide for the sale of goods or services, and an agreement regarding the manufacture and sale by Ingersoll Rand to us of a limited number of products, parts or components currently manufactured at a shared facility, as well as the ownership and transfer of the equipment and other property and the employment of the personnel related to the manufacturing of those products, parts and components.

DESCRIPTION OF OUR SHARE CAPITAL
Our Memorandum and Articles of Association will be amended and restated in connection with the spin-off. The following is a summary of the material terms of our share capital that will be contained in the amended and restated Memorandum and Articles of Association. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Memorandum and Articles of Association to be in effect at the time of the distribution. The summary is qualified in its entirety by reference to these documents, which you must read (along with the applicable provisions of Irish law) for complete information on our share capital as of the time of the distribution. The Memorandum and Articles of Association to be in effect at the time of the distribution will be included as an exhibit to our registration statement on Form 10, of which this Information Statement forms a part.
Legal Name; Formation; Fiscal Year; Registered Office
Our legal name is Allegion public limited company. We are a newly formed company that was incorporated in Ireland as a public limited company on May 9, 2013 with company registration number 527370. Our fiscal year ends on December 31 and our registered address is Block D, Iveagh Court, Harcourt Road, Dublin 2, Ireland.
Share Capital
Our authorized share capital will be €40,000 and $4,010,000, divided into 40,000 ordinary shares with a nominal value of €1.00 per share, 400,000,000 ordinary shares with a nominal value of $0.01 per share and 10,000,000 preferred shares with a nominal value of $0.001 per share. The authorized share capital includes 40,000 ordinary shares with a nominal value of €1.00 per share in order to satisfy minimum statutory requirements for all Irish public limited companies commencing operations. All current outstanding ordinary shares will be acquired and canceled for no consideration contemporaneously with the distribution being effected.
We may issue shares subject to the maximum prescribed by our authorized share capital contained in our Memorandum of Association. Following the distribution, based on approximately 288.6 million Ingersoll Rand ordinary shares outstanding on October 1, 2013, we expect to have issued approximately $962,000 of our authorized share capital of $4,010,000, with such issued share capital comprised of approximately 96.2 million ordinary shares with a nominal value of $0.01 each. This means that we would be able to issue further shares with a total nominal value of approximately $3,048,000, comprised of approximately 303.8 million ordinary shares with a nominal value of $0.01 each and 10,000,000 preferred shares with a nominal value of $0.001 each (as well as 40,000 ordinary shares with a nominal value of €1.00 per share).
As a matter of Irish company law, our directors may cause us to issue new ordinary or preferred shares without shareholder approval once authorized to do so by our Articles of Association or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes cast by shareholders at a general meeting (in person or by proxy). The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. Our Articles of Association will authorize the Board of Directors to issue new ordinary or preferred shares without shareholder approval for a period of five years from the date of adoption of the amended and restated Articles of Association.
The authorized share capital may be increased or reduced by way of an ordinary resolution of our shareholders, but not below the number of shares then outstanding. The shares comprising our authorized share capital may be divided into shares of such nominal value as the resolution prescribes.
The rights and restrictions to which the ordinary shares will be subject will be prescribed in our Articles of Association. The Articles of Association will entitle the Board of Directors, without shareholder approval, to determine the terms of the preferred shares we issue. Preferred shares may be preferred as to dividends, rights on a winding up or voting in such manner as our directors may resolve. The preferred shares may also be redeemable at the option of the holder of the preferred shares or at our option, and may be convertible into or exchangeable for shares of any other class or classes of Allegion, depending on the terms of such preferred shares.
Irish law does not recognize fractional shares held of record; accordingly, our Articles of Association will not provide for the issuance of fractional shares, and our official Irish register will not reflect any fractional shares.
Pre-emption Rights, Share Warrants and Share Options
Certain statutory pre-emption rights apply automatically in favor of our shareholders where we issue shares for cash. However, we have opted out of these pre-emption rights in our Articles of Association as permitted under Irish company law. Irish law provides that this opt-out expires after five years unless renewed by a special resolution of the shareholders. A special resolution requires not less than 75% of the votes cast by shareholders at a general meeting (in person or by proxy). If the opt-out is not renewed, shares issued for cash must be offered to pre-existing shareholders pro-rata to their existing shareholding before the shares can be issued to any new shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in income and capital distributions).
Our Articles of Association will provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which we are subject, the Board of Directors is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the Board of Directors deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the Board of Directors may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Irish Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorized to do so by the Articles of Association or an ordinary resolution of shareholders. Under Irish law, the Board of Directors may issue shares upon exercise of validly issued warrants or options without shareholder approval or authorization. However, NYSE rules require shareholder approval of certain equity compensation plans.
Dividends
Under Irish law, dividends and distributions may only be made from “distributable reserves.” Distributable reserves, broadly, means the accumulated realized profits of Allegion plc less accumulated realized losses. In addition, no distribution or dividend may be made unless Allegion plc’s net assets are equal to, or in excess of, the aggregate of its share capital which has been paid up or which is payable in the future plus undistributable reserves and the distribution does not reduce Allegion plc’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund, Allegion plc’s net unrealized profits and any other reserve which the company is prohibited from distributing.
The determination as to whether or not Allegion plc has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant accounts” of Allegion plc. The “relevant accounts” will be either the last set of Allegion plc’s unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Acts and Generally Accepted Accounting Principles in Ireland, which give a “true and fair view” of Allegion plc’s unconsolidated financial position. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).
Although Allegion plc will not have any distributable reserves immediately following the distribution, we are taking steps to create such distributable reserves. See “Risk Factors - There is no guarantee that the High Court of Ireland will approve the creation of distributable reserves” and “Dividends - Creation of Distributable Reserves.”
The mechanism as to who declares a dividend and when a dividend becomes payable will be governed by our Articles of Association. The Articles of Association will authorize the directors to declare dividends as appear justified from the profits without the approval of the shareholders at a general meeting. The Board of Directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Although the shareholders may direct that the payment be made by distribution of assets, shares or cash, no dividend issued may exceed the amount recommended by the directors. The dividends declared by directors or shareholders may be paid in the form of assets, shares or cash.
The directors may deduct from any dividend payable to any shareholder all sums of money (if any) payable by such shareholder in relation to the shares of Allegion.
The directors are also entitled to issue shares with preferred rights to participate in dividends we declare. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.
For information about the Irish tax issues relating to dividend payments, see “The Spin-Off - Irish Tax Consequences of the Spin-Off” and “The Spin-Off - U.S. Federal Income Tax Consequences of the Spin-Off.”
Share Repurchases and Redemptions
Overview
The Articles of Association will provide that any ordinary share which we have acquired or agreed to acquire is deemed to be a redeemable share. Accordingly, for Irish company law purposes, our repurchase of ordinary shares will technically be effected as a redemption of those shares as described below under “- Share Repurchases and Redemptions - Repurchases and Redemptions by Allegion.” If the Articles of Association did not contain this provision, our repurchases would be subject to many of the same rules that apply to purchases of our ordinary shares by subsidiaries described below under “- Share Repurchases and Redemptions - Purchases by Subsidiaries of Allegion,” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Except where otherwise noted, when we refer elsewhere in this Information Statement to repurchasing or buying back ordinary shares, we are referring to the redemption of ordinary shares by us pursuant to the Articles of Association or the purchase of our ordinary shares by one of our subsidiaries, in each case in accordance with our Articles of Association and Irish company law as described below.
Repurchases and Redemptions by Allegion
Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves (which are described above under “- Dividends”) or the proceeds of a new issue of shares for that purpose. Although Allegion plc will not have any distributable reserves immediately following the distribution, we are taking steps to create such distributable reserves. See “Risk Factors - There is no guarantee that the High Court of Ireland will approve the creation of distributable reserves” and “Dividends - Creation of Distributable Reserves.” The issue of redeemable shares may only be made by us where the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of our total issued share capital. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Shareholder approval will not be required to redeem our ordinary shares pursuant to the Articles of Association.
Our Board of Directors will also be entitled to issue preferred shares which may be redeemed at either our option or the option of the shareholder, depending on the terms of such preferred shares. For additional information on redeemable shares, see “- Share Capital.”
Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares we hold at any time must not exceed 10% of the nominal value of our issued share capital. While we hold shares as treasury shares, we cannot exercise any voting rights in respect of those shares. We may cancel treasury shares or re-issue such shares subject to certain conditions.
Purchases by Subsidiaries of Allegion
Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase our shares either on-market or off-market. A general authority of the shareholders is required to allow one of our subsidiaries to make on-market purchases of our shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase of our shares by a subsidiary is required. If we choose to repurchase shares through a subsidiary, we will seek such general authority, which would expire no later than 18 months after the date on which it was granted, at the annual general meeting of shareholders. In order for a subsidiary to make an on-market purchase of our shares, such shares must be purchased on a “recognized stock exchange.” The NYSE, on which we expect our ordinary shares will be listed following the distribution, is specified as a recognized stock exchange for this purpose by Irish company law. For an off-market purchase by one of our subsidiaries, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution, the purchase contract must be on display or must be available for inspection by shareholders at our registered office.
The number of shares held by one of our subsidiaries at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of our issued share capital. While a subsidiary holds our shares, it cannot exercise any voting rights in respect of those shares. The acquisition of our shares by a subsidiary must be funded out of distributable reserves of the subsidiary.
Bonus Shares
Under our Articles of Association, the Board of Directors may resolve to capitalize any amount credited to any reserve or fund available for distribution or the share premium account or any other undistributable reserve of Allegion plc through the issuance of fully paid-up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.
Consolidation and Division; Subdivision
Under our Articles of Association, we may, by ordinary resolution, consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares or subdivide our shares into smaller amounts than is fixed by the Articles of Association.

Reduction of Share Capital
We may, by ordinary resolution, reduce our authorized share capital in any way. We also may, by special resolution and subject to confirmation by the High Court of Ireland, reduce or cancel our issued share capital (which includes share premium) in any way. The creation of distributable reserves discussed in “Dividends - Creation of Distributable Reserves” involves a reduction of share capital, namely the share premium account of Allegion plc, for the purposes of Irish law.
General Meetings of Shareholders
We will be required to hold an annual general meeting within 18 months of incorporation and at intervals of no more than 15 months thereafter, provided that an annual general meeting is held in each calendar year following the first annual general meeting, no more than nine months after our fiscal year end. Our first annual general meeting may be held outside Ireland. Thereafter, any annual general meeting may be held outside Ireland if a resolution so authorizing has been passed at the preceding annual general meeting. Because of the 15-month requirement described in this paragraph, our Articles of Association will include a provision reflecting this requirement of Irish law.
Extraordinary general meetings may be convened by (i) the chairman of the Board of Directors, (ii) the Board of Directors, (iii) on requisition of the shareholders holding not less than 10% of our paid-up share capital carrying voting rights or (iv) on requisition of our auditors upon their resignation. Extraordinary general meetings will be generally held for the purposes of approving shareholder resolutions as may be required from time to time.
Notice of a general meeting must be given to all of our shareholders and to our auditors. Our Articles of Association provide that the maximum notice period is 60 days. The minimum notice periods are 21 days’ notice in writing for an annual general meeting or an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting. General meetings may be called by shorter notice, but only with the consent of our auditors and all of the shareholders entitled to attend and vote thereat. Because of the 21-day and 14-day requirements described in this paragraph, our Articles of Association will include provisions reflecting these requirements of Irish law.
In the case of an extraordinary general meeting convened by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice. The requisition notice can contain any resolution. Upon receipt of this requisition notice, the Board of Directors has 21 days to convene a meeting of shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the Board of Directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice.
The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an auditor at an annual general meeting, the previous auditor will be deemed to have continued in office.
If the directors become aware that the net assets of Allegion plc are half or less of the amount of Allegion plc’s share capital which has been paid up or which is payable in the future, the Board of Directors must convene an extraordinary general meeting of shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.
Voting
Where a vote is to be taken at a general meeting, every shareholder has one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in our share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by our Articles of Association. The Articles of Association will permit the appointment of proxies by the shareholders to be notified to us electronically.
In accordance with the Articles of Association, the directors may from time to time cause us to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares).
Treasury shares and shares of Allegion held by our subsidiaries will not be entitled to vote at general meetings of shareholders.

Irish company law requires “special resolutions” of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast of shareholders present in person or by proxy at a general meeting. This may be contrasted with “ordinary resolutions,” which require a simple majority of the votes cast of shareholders present in person or by proxy at a general meeting. Examples of matters requiring special resolutions include:

•	amending our objects (i.e., main purposes);

•	amending our Memorandum of Association and Articles of Association;

•	approving the change of our name;

•
authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or a person who is deemed to be “connected” to a director for the purposes of the Irish Companies Acts;

•	opting out of pre-emption rights on the issuance of new shares;

•	re-registration of us from a public limited company to a private company;

•	variation of class rights attaching to classes of shares;

•	purchasing our shares off-market;

•	the reduction of share capital;

•	resolving that we be wound up by the Irish courts;

•	resolving in favor of a shareholders’ voluntary winding-up;

•	re-designation of shares into different share classes; and

•	setting the re-issue price of treasury shares.
Variation of Rights Attaching to a Class or Series of Shares
Variation of all or any special rights attached to any class or series of our shares will be addressed in the Articles of Association as well as the Irish Companies Acts. Any variation of class rights attaching to our issued shares must be approved by a special resolution of the shareholders of the class or series affected.
Quorum for General Meetings
The presence, in person or by proxy, of the holders of our shares entitling them to exercise a majority of the voting power constitutes a quorum for the conduct of business. No business may take place at a general meeting if a quorum is not present in person or by proxy. The Board of Directors has no authority to waive quorum requirements stipulated in our Articles of Association. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum in respect of the proposals.
Requirements for Advance Notification of Director Nominations and Proposals of Shareholders
Irish law and our Articles of Association will establish advance notice procedures with respect to shareholder proposals (including nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors).
Unanimous Shareholder Consent to Action Without Meeting
The Irish Companies Acts provide that shareholders may approve an ordinary or special resolution of shareholders without a meeting only if (a) all shareholders sign the written resolution and (b) our Articles of Association permit written resolutions of shareholders (the Articles of Association will contain the appropriate authorizations for this purpose). Our Articles of Association permit unanimous written resolutions of shareholders.
Inspection of Books and Records
Under Irish law, shareholders have the right to: (1) receive a copy of the Memorandum and Articles of Association and any act of the Irish Government which alters our Memorandum of Association; (2) inspect and obtain copies of the minutes and resolutions of general meetings; (3) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers we maintain; (4) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (5) receive balance sheets of one of our subsidiaries which have previously been sent to shareholders prior to an annual general meeting for the preceding 10 years. Our auditors will also have the right to inspect all our books, records and vouchers. The auditors’ report must be circulated to the shareholders 21 days before the annual general meeting with our financial statements prepared in accordance with the Irish Companies Acts, and must be read to the shareholders at the annual general meeting.

Acquisitions and Appraisal Rights
There are a number of mechanisms for acquiring an Irish public limited company, including:

(a)
a court-approved scheme of arrangement under the Irish Companies Acts. A scheme of arrangement with shareholders requires a court order from the High Court of Ireland and the approval of: (1) 75% of the voting shareholders by value; and (2) 50% in number of the voting shareholders, at a meeting called to approve the scheme;

(b)
through a tender offer by a third party for all of our shares. Where the holders of 80% or more of our shares have accepted an offer by a bidder for their shares, the remaining shareholders may be statutorily required to also transfer their shares to such bidder. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If our shares were listed on the official list of the Irish Stock Exchange or another regulated stock exchange in the European Economic Area (EEA), this threshold would be increased to 90%; and

(c)
it is also possible for us to be acquired by way of a merger with an EEA incorporated company under the E.U. Cross Border Merger Directive 2005/56. Such a merger must be approved by a special resolution.

Under Irish law, there is no requirement for a company’s shareholders to approve a sale, lease or exchange of all or substantially all of a company’s property and assets. However, our Articles of Association will provide that the affirmative vote of a majority of the votes cast by members at a general meeting in person or by proxy is required to approve a sale, lease or exchange of all or substantially all of its property or assets.
Generally, under Irish law, shareholders of an Irish company do not have appraisal rights. However, under the EC (Cross Border Mergers) Regulations 2008 governing the merger of an Irish limited company and a company incorporated in the EEA, a shareholder (a) who voted against the special resolution approving the merger or (b) of a company in which 90% of the shares is held by the company that is the other party to the merger, has the right to request that the company acquire its shares for cash.
Disclosure of Interests in Shares
Under the Irish Companies Acts, subject to certain limited exceptions, a shareholder must notify us (but not the public at large) if as a result of a transaction the shareholder will be interested in 5% or more of any class of our shares carrying voting rights; or if as a result of a transaction a shareholder who was interested in more than 5% of any class of our shares carrying voting rights ceases to be so interested. Where a shareholder is interested in more than 5% of any class of our shares carrying voting rights, any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must notify us (but not the public at large). The relevant percentage figure is calculated by reference to the aggregate nominal value of the class of shares in which the shareholder is interested as a proportion of the entire nominal value of the issued shares of that class. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures must be notified to us within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any of our shares concerned, held by such person, will be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to the shares concerned reinstated.
In addition to the above disclosure requirement, we, under the Irish Companies Acts, may by notice in writing require a person whom we know or have reasonable cause to believe to be or, at any time during the three years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in our relevant share capital: (a) to indicate whether or not it is the case, and (b) where such person holds or has during that time held an interest in any class of our shares carrying voting rights, to give such further information as may be required by us, including particulars of such person’s own past or present interests in such class of our shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.
Where such a notice is served by us on a person who is or was interested in any class of our shares carrying voting rights and that person fails to give us any information required within the reasonable time specified, we may apply to the court for an order directing that the affected shares be subject to certain restrictions.
Under the Irish Companies Acts, the restrictions that may be placed on the shares by the court are:

(a)	any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, is void;

(b)	no voting rights are exercisable in respect of those shares;

(c)	no further shares may be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(d)	no payment may be made of any sums due from us on those shares, whether in respect of capital or otherwise.
Where our shares are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares will cease to be subject to these restrictions.
Anti-Takeover Provisions
Business Combinations with Interested Shareholders
Our Articles of Association provide that the affirmative vote of the holders of two-thirds of the shares then in issue of all classes of shares entitled to vote, considered for purposes of this provision as one class, is required for us to engage in any “business combination” with any interested shareholder (generally, a 10% or greater shareholder), provided that the above vote requirement does not apply to:

•	any business combination with an interested shareholder that has been approved by the Board of Directors; or

•
any agreement for the amalgamation, merger or consolidation of any of our subsidiaries with Allegion plc or with another of our subsidiaries if (1) the relevant provisions of our Articles of Association will not be changed or otherwise affected by or by virtue of the amalgamation, merger or consolidation and (2) the holders of greater than 50% of the voting power of Allegion plc or the subsidiary, as appropriate, immediately prior to the amalgamation, merger or consolidation continue to hold greater than 50% of the voting power of the amalgamated company immediately following the amalgamation, merger or consolidation.

Our Articles of Association will provide that “business combination” means:

•
any amalgamation, merger or consolidation of Allegion plc or one of our subsidiaries with an interested shareholder or with any person that is, or would be after such amalgamation, merger or consolidation, an affiliate or associate of an interested shareholder;

•
any transfer or other disposition to or with an interested shareholder or any affiliate or associate of an interested shareholder of all or any material part of our assets or one of our subsidiaries; and

•
any issuance or transfer of our shares upon conversion of or in exchange for the securities or assets of any interested shareholder, or with any company that is, or would be after such merger or consolidation, an affiliate or associate of an interested shareholder.

Share Issuances
Subject to the Irish Takeover Rules described below, the Board of Directors has power to cause us to issue any of our authorized and unissued shares on such terms and conditions as the Board of Directors may determine (as described under “- Share Capital”) and any such action must be taken in our best interests. It is possible, however, that the terms and conditions of any issue of preferred shares could discourage a takeover or other transaction that holders of some or a majority of the ordinary shares believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares.
Irish Takeover Rules
A transaction by virtue of which a third party is seeking to acquire 30% or more of our voting rights will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.
General Principles. The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

•
in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•	the holders of securities in the target company must have sufficient time and information to allow them to make an informed decision regarding the offer;

•
the board of directors of a company must act in the interests of the company as a whole and must not deny shareholders the opportunity to decide on the merits of an offer. If the board of directors of the target company advises the holders of securities as regards the offer, it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

•	false markets (i.e., a market based on erroneous, imperfect or unequally disclosed information) in the securities of the target company or any other company concerned by the offer must not be created;

•	a bidder can only announce an offer after ensuring that he or she can pay in full the consideration offered;

•
a target company may not be hindered longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company particularly if the offer is hostile and the board of directors of the target company must divert its attention to resist the offer; and

•
acquisitions of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and subject to adequate and timely disclosure. Specifically, the acquisition of 10% or more of the issued voting shares within a seven day period that would take a shareholders’ holding to or above 15% of the issued voting shares (but less than 30%) is prohibited, subject to certain exemptions.

Mandatory Bid. If an acquisition of shares or other securities were to increase the aggregate holding/entitlement of an acquirer and its concert parties to 30% or more of our voting rights, the acquirer and, depending on the circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make a cash offer for the outstanding shares at a price not less than the highest price paid for the shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of shares or other securities by a person holding (together with its concert parties) shares or other securities carrying between 30% and 50% of our voting rights if the effect of such acquisition were to increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a twelve-month period. A single holder (that is, a holder excluding any parties acting in concert with the holder) holding or entitled to more than 50% of the voting rights of a company is not subject to this rule.
Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements. A voluntary offer is an offer that is not a mandatory offer. If a bidder or any of its concert parties has acquired our shares within the period of three months prior to the commencement of the voluntary offer, the offer price must be not less than the highest price paid for that class of our shares by the bidder or its concert parties during that period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, having regard to the General Principles, believes it is appropriate to do so.
If the bidder or any of its concert parties has acquired more than 10% of a class of our shares (i) during the period of 12 months prior to the commencement of the voluntary offer period or (ii) at any time after the commencement of the voluntary offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per share of the same class of our shares must be not less than the highest price paid by the bidder or its concert parties during, in the case of (i), the period of 12 months prior to the commencement of the voluntary offer and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total shares of a class of our shares in the 12 month period prior to the commencement of the voluntary offer period if the Irish Takeover Panel, having regard to the General Principles, considers it just and proper to do so.
A voluntary offer period will generally commence on the date of the first announcement of the offer or proposed offer.
Substantial Acquisition Rules. The Irish Takeover Rules also contain rules governing substantial acquisitions of shares that restrict the speed at which a person may increase his or her holding of voting shares and rights over voting shares to an aggregate of between 15% and 30% of our voting rights. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights is prohibited if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of our voting rights and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such acquisitions.
Frustrating Action. Under the Irish Takeover Rules, our Board of Directors is not permitted to take any action which might frustrate an offer for our shares once the Board of Directors has received an approach which may lead to an offer, or has reason to believe an offer is imminent, except as noted below. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer. Exceptions to this prohibition are available:

(a)	where the action is approved by the offeree at a general meeting; or

(b)	with the consent of the Irish Takeover Panel where:

(i)	the Irish Takeover Panel is satisfied the action would not constitute a frustrating action;

(ii)	the holders of 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(iii)	such action is in accordance with a contract entered into prior to the announcement of the offer; or

(iv)	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.
For other provisions that could be considered to have an anti-takeover effect, see above at “- Pre-emption Rights, Share Warrants and Share Options,” “- Disclosure of Interests in Shares,” “- Requirements for Advance Notification of Director Nominations and Proposals of Shareholders” and “- Unanimous Shareholder Consent to Action Without Meeting,” in addition to “- Election of Directors,” “- Vacancies on Board of Directors” and “- Amendment of Governing Documents” below.
Corporate Governance
Our Articles of Association will delegate the day-to-day management of us to the Board of Directors. The Board of Directors may then delegate management to committees of the Board of Directors, executives or to a management team, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of our affairs. We expect to have an Audit and Finance Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee.
Election of Directors
The Irish Companies Acts provide for a minimum of two directors. Our Articles of Association will provide for a minimum of two directors and a maximum of 15 directors. Our shareholders may from time to time increase or reduce the maximum number, or increase the minimum number, of directors by a special resolution amending the Articles of Association.
Directors are elected by the affirmative vote of a majority of the votes cast by shareholders at an annual general meeting (present in person or by proxy) and serve for one-year terms. Any nominee for director who does not receive a majority of the votes cast is not elected to the Board of Directors. However, because Irish law requires a minimum of two directors at all times, in the event that an election results in no directors being elected, each of the two nominees receiving the greatest number of votes in favor of his or her election shall hold office until his or her successor is elected. In the event that an election results in only one director being elected, that director will be elected and serve for a one-year term, and the nominee (excluding the elected director) receiving the greatest number of votes in favor of his or her election will hold office until his or her successor is elected.
Vacancies on the Board of Directors
Our Articles of Association will provide that the directors have the authority to appoint one or more directors to the Board of Directors, subject to the maximum number of directors allowed for in the Articles of Association. A vacancy caused by the removal of a director may be filled at the meeting at which the director is removed by resolution of shareholders. If not, it may be filled by the Board of Directors.
Any director so appointed will hold office until the next annual general meeting. During any vacancy on the Board of Directors, the remaining directors will have full power to act as the Board of Directors.
Removal of Directors
The Irish Companies Acts provide that, notwithstanding anything contained in the Articles of Association of a company or in any agreement between that company and a director, the shareholders may by an ordinary resolution remove a director from office before the expiration of his or her term. Accordingly, our shareholders may by an ordinary resolution remove a director from office before the expiration of his or her term. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) which the director may have against us in respect of his or her removal.
Duration; Dissolution; Rights upon Liquidation
Our corporate existence will have unlimited duration. We may be dissolved at any time by way of either a shareholders’ voluntary winding up or a creditors’ voluntary winding up. In the case of a shareholders’ voluntary winding up, a special resolution of the shareholders is required (i.e., 75% of the votes cast, in person or by proxy, at a general meeting of shareholders). We may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where we have failed to file certain returns.
The rights of the shareholders to a return of assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in our Articles of Association or the terms of any preferred shares issued by the directors from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of us. If the Articles of Association contain no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. Our Articles of Association will provide that the ordinary shareholders are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares.
Uncertificated Shares
Holders of our ordinary shares will not have the right to require us to issue certificates for their shares. We will only issue uncertificated ordinary shares.
Stock Exchange Listing
We intend to apply for authorization to list our ordinary shares on the NYSE under the symbol “ALLE.” We do not plan on listing our ordinary shares on the Irish Stock Exchange at the present time.
No Sinking Fund
The ordinary shares have no sinking fund provisions.
No Liability for Further Calls or Assessments
The ordinary shares to be issued in the distribution will be duly and validly issued and fully paid.
Transfer and Registration of Shares
Our official share register will be maintained by our transfer agent or the transfer agent’s affiliates. Registration in this share register will be determinative of membership. A shareholder who holds shares beneficially will not be the holder of record of such shares. Instead, the depository (e.g., Cede & Co., as nominee for DTC) or other nominee will be the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through the same depository or other nominee will not be registered in our official share register, as the depository or other nominee will remain the record holder of such shares.
A written instrument of transfer is required under Irish law in order to register on our official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on our official Irish share register.
We currently intend to pay (or cause one of our affiliates to pay) stamp duty, if any, in connection with share transfers made in the ordinary course of trading by a seller who holds shares directly to a buyer who will hold the acquired shares beneficially or directly or by a seller who holds shares beneficially to a buyer who will hold the acquired shares directly. In other cases we may, in our absolute discretion, pay (or cause one of its affiliates to pay) any stamp duty. Our Articles of Association will provide that, in the event of any such payment, we (i) may seek reimbursement from the transferor or transferee (at our discretion), (ii) may set-off the amount of the stamp duty against future dividends payable to the transferor or transferee (at our discretion), and (iii) will have a lien against our shares on which we have paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in our shares has been paid unless one or both of such parties is otherwise notified by us.
Our Articles of Association will delegate to the Secretary, an Assistant Secretary and certain other persons and delegates the authority to execute an instrument of transfer on behalf of a transferring party. In order to help ensure that the official share register is regularly updated to reflect trading of our shares occurring through normal electronic systems, we intend to regularly produce any required instruments of transfer in connection with any transactions for which we pay stamp duty (subject to the reimbursement and set-off rights described above). In the event that we notify one or both of the parties to a share transfer that we believe stamp duty is required to be paid in connection with such transfer and that we will not pay such stamp duty, such parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from us for this purpose) or request that we execute an instrument of transfer on behalf of the transferring party in a form determined by us. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to our transfer agent, the transferee will be registered as the legal owner of the relevant shares on our official Irish share register (subject to the matters described below).

The directors may decline to recognize any instrument of transfer unless (i) it is accompanied by such evidence as the directors may reasonably require to show the right of the transferor to make the transfer; (ii) it is in respect of one class of share only; (iii) it is in favor of not more than four transferees; and (iv) it is lodged at our registered office or at such other place as the directors may appoint. In the case of a transfer of shares by means other than a sale through a stock exchange on which the shares are listed, the directors have absolute discretion to decline to register such transfer of a share that is not fully paid or that is transferred to or by a minor or person of unsound mind.
The registration of transfers may be suspended by the directors at such times and for such period, not exceeding a total of 30 days in each year, as the directors may from time to time determine.
Limitations on Liability, Indemnification of Directors and Officers and Insurance
Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result.
The Irish Companies Acts only permit a company to pay the costs or discharge the liability of a director or the Secretary where judgment is given in his/her favor in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or Secretary acted honestly and reasonably and ought fairly to be excused. This restriction does not apply to executives who are not directors or the Secretary. Any obligation of an Irish company which purports to indemnify a director or Secretary of an Irish company over and above this will be void under Irish law, whether contained in its Articles of Association or any contract between the director or Secretary and the company.
In addition, our Articles of Association will provide that every director and the Secretary shall be entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of us and in which judgment is given in his favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court.
We will also indemnify any person who was, is or is threatened to be made a party to a Proceeding (defined below) by reason of the fact that he or she is or was an “officer” as such term is defined under the Exchange Act (excluding any director or Secretary) as well as with individuals serving as director, officer or some other function of any other entity, to the fullest extent permitted under Irish law, as the same exists or may hereafter be amended. Such right shall include the right to be paid by us expenses incurred in defending any such Proceeding in advance of its final disposition to the maximum extent permitted under Irish law, as the same exists or may hereafter be amended; provided that to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the officer or other covered person is not entitled to be indemnified under this article or otherwise. “Proceeding” means any threatened, pending or completed action, suit, claim or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit, claim or proceeding, and any inquiry or investigation that could lead to such an action, suit, claim or proceeding.
We will take out directors and officers liability insurance, as well as other types of insurance, for our directors, officers and Secretary.
In connection with the spin-off, we expect that we and one of our subsidiaries will enter into indemnification agreements with each of our directors and our Secretary that will provide for indemnification and expense advancement (except in cases where we or any of our subsidiaries is proceeding against the indemnitee) and include related provisions meant to facilitate the indemnitee’s receipt of such benefits.
The limitation of liability and indemnification provisions described above may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. However, these provisions will not limit or eliminate our rights, or those of any shareholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be materially adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any director, officer or employee for which indemnification is being sought.

Sale of Unregistered Securities
Upon our incorporation on May 9, 2013, we issued (i) one ordinary share of €1.00 each to six nominee companies (i.e., six ordinary shares in total) to hold on trust for an Irish corporate services provider and (ii) 39,994 ordinary shares of €1.00 each to the above mentioned Irish corporate services provider. We did not register these issuances under the Securities Act of 1933 (the “Securities Act”) because such issuances did not constitute public offerings and therefore were exempt from registration pursuant to Section 4(2) of the Securities Act. Each share has been issued for cash at its nominal value.
Transfer Agent and Registrar
After the distribution, the transfer agent and registrar for our shares will be Computershare Trust Company, N.A.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a Registration Statement on Form 10 with the SEC with respect to our ordinary shares being distributed as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all of the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to our company and our ordinary shares, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.
As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Following the distribution, we plan to make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to the foregoing reports available free of charge on our Internet website (http://www.allegion.com) as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC.
We intend to furnish holders of our ordinary shares with annual reports containing consolidated financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed thereto, by an independent registered public accounting firm.
You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

Allegion

Report of Independent Registered Public Accounting Firm

To Shareholders and Board of Directors of Ingersoll-Rand plc:

In our opinion, the accompanying annual combined financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Allegion plc at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
June 14, 2013

Allegion Combined Statements of Comprehensive Income In millions

For the years ended December 31,	2012	2011	2010
Net revenues	$2,046.6	$2,021.2	$1,967.7
Cost of goods sold	(1,220.6)	(1,211.4)	(1,201.7)
Selling and administrative expenses	(457.4)	(450.8)	(441.0)
Operating income	368.6	359.0	325.0
Interest expense	(1.5)	(1.4)	(1.8)
Other, net	(3.2)	4.6	3.5
Earnings before income taxes	363.9	362.2	326.7
Provision for income taxes	(135.9)	(130.5)	(125.7)
Earnings from continuing operations	228.0	231.7	201.0
Discontinued operations, net of tax	(2.7)	(7.3)	(2.5)
Net earnings	225.3	224.4	198.5
Less: Net earnings attributable to noncontrolling interests	(5.7)	(6.3)	(6.7)
Net earnings attributable to Allegion	$219.6	$218.1	$191.8
Amounts attributable to Allegion:
Continuing operations	$222.3	$225.4	$194.3
Discontinued operations	(2.7)	(7.3)	(2.5)
Net earnings	$219.6	$218.1	$191.8

Allegion Combined Statements of Comprehensive Income (continued) In millions

For the years ended December 31,	2012	2011	2010
Net earnings	$225.3	$224.4	$198.5
Other comprehensive income (loss)
Currency translation	21.4	(17.9)	(27.3)
Cash flow hedges and marketable securities
Unrealized net gains (losses) arising during period	5.3	(3.5)	1.6
Net (gains) losses reclassified into earnings	0.2	1.3	2.3
Tax (expense) benefit	0.2	(0.4)	(0.3)
Total cash flow hedges and marketable securities, net of tax	5.7	(2.6)	3.6
Pension and OPEB adjustments:
Prior service gains (costs) for the period	13.8	—	(0.2)
Net actuarial gains (losses) for the period	(23.0)	(5.5)	20.3
Amortization reclassified into earnings	5.0	5.7	7.7
Settlements/curtailments reclassified to earnings	2.7	—	—
Currency translation and other	(1.2)	(0.8)	2.9
Tax (expense) benefit	(2.5)	1.9	(8.8)
Total pension and OPEB adjustments, net of tax	(5.2)	1.3	21.9
Other comprehensive income (loss), net of tax	21.9	(19.2)	(1.8)
Total comprehensive income (loss), net of tax	$247.2	$205.2	$196.7
Less: Total comprehensive (income) loss attributable to noncontrolling interests	(6.2)	(8.2)	(14.2)
Total comprehensive income (loss) attributable to Allegion	$241.0	$197.0	$182.5
See accompanying notes to combined financial statements.

Allegion
Combined Balance Sheets
In millions

December 31,	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$317.5	$376.8
Accounts receivable from third parties	288.2	287.4
Costs in excess of billings on uncompleted contracts	93.7	90.7
Inventories	166.4	163.8
Deferred taxes and current tax receivable	37.2	34.9
Other current assets	6.9	8.1
Total current assets	909.9	961.7
Property, plant and equipment, net	232.0	244.6
Goodwill	637.9	630.9
Intangible assets, net	150.5	157.5
Other noncurrent assets	53.5	41.5
Total assets	$1,983.8	$2,036.2
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$227.2	$218.3
Accrued compensation and benefits	60.5	63.1
Accrued expenses and other current liabilities	92.8	91.7
Short-term borrowings and current maturities of long-term debt	2.2	1.4
Total current liabilities	382.7	374.5
Long-term debt	2.8	3.5
Postemployment and other benefit liabilities	121.5	112.2
Deferred and noncurrent income taxes	92.0	92.4
Other noncurrent liabilities	18.6	17.8
Total liabilities	617.6	600.4
Equity:
Parent company investment	1,350.9	1,442.9
Accumulated other comprehensive income (loss)	(7.7)	(29.1)
Total Parent Company equity	1,343.2	1,413.8
Noncontrolling interests	23.0	22.0
Total equity	1,366.2	1,435.8
Total liabilities and equity	$1,983.8	$2,036.2
See accompanying notes to combined financial statements.

Allegion Combined Statements of Equity In millions

		Parent Company Equity
	Total equity	Parent company’s net investment	Accumulated other comprehensive income (loss)	Noncontrolling Interest

Balance at December 31, 2009	$1,399.1	$1,377.5	$1.3	$20.3
Net earnings	198.5	191.8	—	6.7
Other comprehensive income (loss)	(1.8)	—	(9.3)	7.5
Acquisition/divestiture of noncontrolling interests	(3.0)	—	—	(3.0)
Dividends declared to noncontrolling interest	(6.4)	—	—	(6.4)
Distribution/contribution to/from Parent Company	(103.9)	(103.9)	—	—
Other	(0.9)	—	—	(0.9)
Balance at December 31, 2010	$1,481.6	$1,465.4	$(8.0)	$24.2
Net earnings	224.4	218.1	—	6.3
Other comprehensive income (loss)	(19.2)	—	(21.1)	1.9
Dividends declared to noncontrolling interests	(9.3)	—	—	(9.3)
Distribution/contribution to/from Parent Company	(240.6)	(240.6)	—	—
Other	(1.1)	—	—	(1.1)
Balance at December 31, 2011	$1,435.8	$1,442.9	$(29.1)	$22.0
Net earnings	225.3	219.6	—	5.7
Other comprehensive income (loss)	21.9	—	21.4	0.5
Dividends declared to noncontrolling interests	(5.2)	—	—	(5.2)
Distribution/contribution to/from Parent Company	(311.6)	(311.6)	—	—
Other	—	—	—	—
Balance at December 31, 2012	$1,366.2	$1,350.9	$(7.7)	$23.0
See accompanying notes to combined financial statements.

Allegion Combined Statements of Cash Flows In millions

For the years ended December 31,	2012	2011	2010
Cash flows from operating activities:
Net earnings	$225.3	$224.4	$198.5
(Income) loss from discontinued operations, net of tax	2.7	7.3	2.5
Adjustments to arrive at net cash provided by (used in) operating activities:
Depreciation and amortization	43.8	46.0	47.3
(Gain) loss on sale of property, plant and equipment	0.1	2.0	0.4
Deferred income taxes	(3.9)	0.8	14.1
Other items	12.8	9.5	(27.5)
Changes in other assets and liabilities
(Increase) decrease in:
Accounts and notes receivable	1.9	(12.0)	(23.7)
Inventories	(0.6)	(12.9)	7.2
Other current and noncurrent assets	(14.6)	(22.3)	(1.7)
Increase (decrease) in:
Accounts payable	8.0	25.5	3.0
Other current and noncurrent liabilities	(3.6)	4.5	(12.1)
Net cash (used in) provided by continuing operating activities	271.9	272.8	208.0
Net cash (used in) provided by discontinued operating activities	(2.7)	(7.3)	(0.2)
Net cash provided by (used in) operating activities	269.2	265.5	207.8
Cash flows from investing activities:
Capital expenditures	(19.6)	(25.5)	(21.8)
Proceeds from sale of property, plant and equipment	2.1	2.8	1.7
Proceeds from business dispositions, net of cash sold	—	19.2	—
Net cash (used in) provided by continuing investing activities	(17.5)	(3.5)	(20.1)
Cash flows from financing activities:
Other short-term borrowings, net	(1.0)	(2.5)	7.2
Payments of long-term debt	(0.1)	(0.1)	(0.2)
Net proceeds (repayments) in debt	(1.1)	(2.6)	7.0
Dividends paid to noncontrolling interests	(5.2)	(9.3)	(6.4)
Acquisition/divestiture of noncontrolling interest	—	—	(3.0)
Net transfers from (to) Parent and affiliates	(311.6)	(240.6)	(103.9)
Other, net	—	(1.1)	—
Net cash (used in) provided by continuing financing activities	(317.9)	(253.6)	(106.3)
Effect of exchange rate changes on cash and cash equivalents	6.9	(9.9)	1.8
Net increase (decrease) in cash and cash equivalents	(59.3)	(1.5)	83.2
Cash and cash equivalents – beginning of period	376.8	378.3	295.1
Cash and cash equivalents – end of period	$317.5	$376.8	$378.3
Cash paid during the year for:
Interest, net of amounts capitalized	$1.2	$1.2	$1.1
See accompanying notes to combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 – BUSINESS ACTIVITIES AND BASIS OF PRESENTATION
In December 2012, Ingersoll-Rand plc, an Irish public limited company, and its consolidated subsidiaries (“Ingersoll Rand”) announced that its Board of Directors approved a plan to spin off the commercial and residential security businesses (the “spin-off”). The spin-off will result in two standalone companies: Ingersoll Rand and Allegion plc and its consolidated subsidiaries (“Allegion” or the “Company”), a leading global provider of security products and solutions that keep people and places safe, secure and productive. The Company offers an extensive and versatile portfolio of mechanical and electronic security products across a range of market-leading brands including Schlage®, LCN®, Von Duprin®, CISA® and Interflex®.
The completion of the spin-off is subject to certain customary conditions, unless waived by Ingersoll Rand, including receipt of regulatory approvals; the receipt of a private letter ruling from the U.S. Internal Revenue Service (“IRS”) and opinions of tax counsel confirming that the distribution and certain transactions entered into in connection with the distribution generally will be tax-free to Ingersoll Rand and its shareholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares; execution of intercompany agreements; effectiveness of appropriate filings with the U.S. Securities and Exchange Commission; and final approval of the transactions contemplated by the spin-off, as may be required under Irish law. There can be no assurance that any separation transaction will ultimately occur, or, if one does occur, its terms or timing.
Upon completion of the spin-off we will hold the commercial and residential security businesses and will become an independent, publicly-traded company.
Basis of Presentation:  The accompanying Combined Financial Statements reflect the combined operations of the Company as it will be constitituted following the spin-off and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as defined by the Financial Accounting Standards Board (“FASB”) within the FASB Accounting Standards Codification (“ASC”).
The Combined Financial Statements include all subsidiaries that will be majority-owned by the Company immediately following the spin-off. A noncontrolling interest in a subsidiary is considered an ownership interest in a majority-owned subsidiary that is not attributable to the parent. The Company includes Noncontrolling interest as a component of Total equity in the Combined Balance Sheet and the Net earnings attributable to noncontrolling interests are presented as an adjustment from Net earnings used to arrive at Net earnings attributable to Allegion in the Combined Statement of Comprehensive Income.
Partially-owned equity affiliates represent 20-50% ownership interests in investments where the Company demonstrates significant influence, but does not have a controlling financial interest. Partially-owned equity affiliates are accounted for under the equity method. The Company also consolidates variable interest entities in which it bears a majority of the risk to the entities’ potential losses or stands to gain from a majority of the entities’ expected returns. Intercompany accounts and transactions have been eliminated. Transactions between the Company and Ingersoll Rand and its affiliates are herein referred to as “related party” or “affiliated” transactions. The assets, liabilities, results of operations and cash flows of all discontinued operations have been separately reported as discontinued operations and held for sale for all periods presented.
The Combined Financial Statements have been derived from the consolidated financial statements and accounting records of Ingersoll Rand and include allocations for direct costs and indirect costs attributable to the operations of the Company. The Company used certain underlying activity drivers as a basis of allocation, including revenue, materials usage, head-count utilization and other factors. While both the Company and Ingersoll Rand believe such allocations are reasonable, these combined financial statements do not purport to reflect what the results of operations, comprehensive income (loss), financial position, equity or cash flows would have been had the Company operated as a standalone public company for the periods presented. Note 3 provides information regarding general corporate overhead allocations.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of significant accounting policies used in the preparation of the accompanying combined financial statements follows:
Use of Estimates:  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Some of the more significant estimates include accounting for doubtful accounts, useful lives of property, plant and equipment and intangible assets, purchase price allocations of acquired businesses, estimates of future cash flows and valuation assumptions associated with impairment testing for goodwill and other intangible assets, product warranties, sales allowances, pension plans, postretirement benefits other than pensions, taxes, environmental costs, and other contingencies. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the Combined Statement of Comprehensive Income in the period that they are determined.
Currency Translation:  Assets and liabilities of non-U.S. subsidiaries, where the functional currency is not the U.S. dollar, have been translated at year-end exchange rates, and income and expense accounts have been translated using average exchange rates throughout the year. Adjustments resulting from the process of translating an entity’s financial statements into the U.S. dollar have been recorded in the Equity section of the Combined Balance Sheet within Accumulated other comprehensive income (loss). Transactions that are denominated in a currency other than an entity’s functional currency are subject to changes in exchange rates with the resulting gains and losses recorded within Net earnings.
Cash and Cash Equivalents:  Cash and cash equivalents include cash on hand, demand deposits and all highly liquid investments with original maturities at the time of purchase of three months or less.
Marketable Securities:  The Company has classified its marketable securities as available-for-sale in accordance with GAAP. Available-for-sale marketable securities are accounted for at fair value, with the unrealized gain or loss, less applicable deferred income taxes, recorded within Accumulated other comprehensive income (loss). If any of the Company’s marketable securities experience other than temporary declines in fair value as defined by GAAP, a loss is recorded in the Combined Statement of Comprehensive Income.
Inventories:  Depending on the business, U.S. inventories are stated at the lower of cost or market using the last-in, first-out (“LIFO”) method or the lower of cost or market using the first-in, first-out (“FIFO”) method. Non-U.S. inventories are primarily stated at the lower of cost or market using the FIFO method. At December 31, 2012 and 2011, approximately 49% and 48%, respectively, of all inventory utilized the LIFO method.
Allowance for Doubtful Accounts:  The Company maintains an allowance for doubtful accounts receivable which represents the Company’s best estimate of probable loss inherent in the Company’s accounts receivable portfolio. This estimate is based upon the Company’s two step policy that results in the total recorded allowance for doubtful accounts. The first step is to create a specific reserve for significant accounts as to which the customer’s ability to satisfy their financial obligation to the Company is in doubt due to circumstances such as bankruptcy, deteriorating operating results or financial position. In these circumstances, management uses its judgment to record an allowance based on the best estimate of probable loss, factoring in such considerations as the market value of collateral, if applicable. The second step is to record a portfolio reserve based on the aging of the outstanding accounts receivable portfolio and the Company’s historical experience with our end markets, customer base and products. Actual results could differ from those estimates. These estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of comprehensive income in the period that they are determined. The Company reserved $4.4 million and $3.4 million for doubtful accounts as of December 31, 2012 and 2011, respectively.
Property, Plant and Equipment:  Property, plant and equipment are stated at cost, less accumulated depreciation and depreciated using the straight-line method over the estimated useful life of the asset. Leasehold improvements are depreciated over the shorter of their economic useful life or their lease term. The range of useful lives used to depreciate property, plant and equipment is as follows:

Buildings	10	to	50	years
Machinery and equipment	2	to	12	years
Software	2	to	7	years
Repair and maintenance costs that do not extend the useful life of the asset are charged against earnings as incurred. Major replacements and significant improvements that increase asset values and extend useful lives are capitalized.
The Company assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If the undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the amount by which the carrying value of the asset exceeds the fair value of the assets.
Goodwill and Intangible Assets:  The Company records as goodwill the excess of the purchase price over the fair value of the net assets acquired. Once the final valuation has been performed for each acquisition, adjustments may be recorded.
In accordance with GAAP, goodwill and other indefinite-lived intangible assets are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset.

Recoverability of goodwill is measured at the reporting unit level and begins with a qualitative assessment to determine if it is more likely than not that the fair value of each reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test included in GAAP. For those reporting units where it is required, the first step compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, a second step is performed, wherein the reporting unit’s carrying value of goodwill is compared to the implied fair value of goodwill. To the extent that the carrying value exceeds the implied fair value, impairment exists and must be recognized.
The calculation of estimated fair value is based on two valuation techniques, a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach), with each method being equally weighted in the calculation. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The estimated fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit, as determined in the first step of the goodwill impairment test, was the price paid to acquire that reporting unit.
Recoverability of other intangible assets with indefinite useful lives (i.e. Tradenames) is first assessed using a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. This assessment is used as a basis for determining whether it is necessary to calculate the fair value of an indefinite-lived intangible asset. For those indefinite-lived assets where it is required, a fair value is determined on a relief from royalty methodology (income approach) which is based on the implied royalty paid, at an appropriate discount rate, to license the use of an asset rather than owning the asset. The present value of the after-tax cost savings (i.e. royalty relief) indicates the estimated fair value of the asset. Any excess of the carrying value over the estimated fair value is recognized as an impairment loss equal to that excess.
Intangible assets such as patents, customer-related intangible assets and other intangible assets with finite useful lives are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful lives approximate the following:

Customer relationships	25	years
Trademarks	25	years
Completed technology/patents	10	years
Other	25	years
Recoverability of intangible assets with finite useful lives is assessed in the same manner as property, plant and equipment as described above.
Income Taxes:  The Company has historically been included in the Ingersoll Rand income tax returns, however the Company’s operations are subject to U.S. federal, state and local and foreign income taxes. In preparing its Combined Financial Statements, the Company has determined the tax provision for those operations on a separate return basis. Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The Company recognizes future tax benefits, such as net operating losses and non-U.S. tax credits, to the extent that realizing these benefits is considered in its judgment to be more likely than not. The Company regularly reviews the recoverability of its deferred tax assets considering its historic profitability, projected future taxable income, timing of the reversals of existing temporary differences and the feasibility of its tax planning strategies. Where appropriate, the Company records a valuation allowance with respect to a future tax benefit.
Product Warranties:  Standard product warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience. The Company assesses the adequacy of its liabilities and will make adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.
Revenue Recognition:  Revenue is recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of a sales arrangement exists; (b) the price is fixed or determinable; (c) collectability is reasonably assured; and (d) delivery has occurred or service has been rendered. Delivery generally occurs when the title and the risks and rewards of ownership have substantially transferred to the customer. Both the persuasive evidence of a sales arrangement and fixed or determinable price criteria are deemed to be satisfied upon receipt of an executed and legally binding sales agreement or contract that clearly defines the terms and conditions of the transaction including the respective obligations of the parties. If the defined terms and conditions allow variability in all or a component of the price, revenue is not recognized until such time that the price becomes fixed or determinable. At the point of sale, the Company validates that existence of an enforceable claim that requires payment within a reasonable amount of time and assesses the collectability of that claim. If collectability is not deemed to be reasonably assured, then revenue recognition is deferred until such time that collectability becomes probable or cash is received. Delivery is not considered to have occurred until the customer has taken title and assumed the risks and rewards of ownership. Service and installation revenue are recognized when earned. In some instances, customer acceptance provisions are included in sales arrangements to give the buyer the ability to ensure the delivered product or service meets the criteria established in the order. In these instances, revenue recognition is deferred until the acceptance terms specified in the arrangement are fulfilled through customer acceptance or a demonstration that established criteria have been satisfied. If uncertainty exists about customer acceptance, revenue is not recognized until acceptance has occurred.
The Company offers various sales incentive programs to our customers, dealers, and distributors.  Sales incentive programs do not preclude revenue recognition, but do require an accrual for the Company’s best estimate of expected activity. Examples of the sales incentives that are accrued for as a contra receivable and sales deduction at the point of sale include, but are not limited to, discounts (i.e. net 30 type), coupons, and rebates where the customer does not have to provide any additional requirements to receive the discount. Sales returns and customer disputes involving a question of quantity or price are also accounted for as a reduction in revenue and a contra receivable. At December 31, 2012 and 2011, the Company had a customer claim accrual (contra receivable) of $20.8 million and $20.2 million, respectively. All other incentives or incentive programs where the customer is required to reach a certain sales level, remain a customer for a certain period, provide a rebate form or is subject to additional requirements are accounted for as a reduction of revenue and establishment of a liability. At December 31, 2012 and 2011, the Company had a sales incentive accrual of $20.2 million and $16.8 million, respectively. Each of these accruals represents the Company’s best estimate it expects to pay related to previously sold units based on historical claim experience. These estimates are reviewed regularly for accuracy. If updated information or actual amounts are different from previous estimates, the revisions are included in the Company’s results for the period in which they become known. Historically, the aggregate differences, if any, between the Company’s estimates and actual amounts in any year have not had a material impact on the Combined Financial Statements.
The Company provides equipment, integrated solutions, and installation designed to customer specifications through construction-type contracts. The term of these types of contracts is typically less than one year, but can be as long as three years. Revenues related to these contracts are recognized using the percentage-of-completion method in accordance with GAAP. This measure of progress toward completion, utilized to recognize sales and profits, is based on the proportion of actual cost incurred to date as compared to the total estimate of contract costs at completion. The timing of revenue recognition often differs from the invoicing schedule to the customer with revenue recognition in advance of customer invoicing recorded to unbilled accounts receivable and invoicing in advance of revenue recognition recorded to deferred revenue. At December 31, 2012, all recorded receivables (billed and unbilled) are due within one year. The Company re-evaluates its contract estimates periodically and reflects changes in estimates in the current period using the cumulative catch-up method. These periodic reviews have not historically resulted in significant adjustments. If estimated contract costs are in excess of contract revenues, then the excess costs are accrued.
The Company enters into sales arrangements that contain multiple elements, such as equipment, installation and service revenue. For multiple element arrangements, each element is evaluated to determine the separate units of accounting. The total arrangement consideration is then allocated to the separate units of accounting based on their relative selling price at the inception of the arrangement. The relative selling price is determined using vendor specific objective evidence (“VSOE”) of selling price, if it exists; otherwise, third-party evidence (“TPE”) of selling price is used. If neither VSOE nor TPE of selling price exists for a deliverable, a best estimate of the selling price is developed for that deliverable. The Company primarily utilizes VSOE to determine its relative selling price. The Company recognizes revenue for delivered elements when the delivered item has stand-alone value to the customer, the basic revenue recognition criteria have been met, and only customary refund or return rights related to the delivered elements exist.
Environmental Costs:  The Company is subject to laws and regulations relating to protecting the environment. Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs are recorded when they are probable and can be reasonably estimated, generally no later than the completion of feasibility studies or the Company’s commitment to a plan of action. The assessment of this liability, which is calculated based on existing technology, does not reflect any offset for possible recoveries from insurance companies, and is not discounted. Refer to Note 19 for further details of environmental matters.
Research and Development Costs:  The Company conducts research and development activities for the purpose of developing and improving new products and services. These expenditures are expensed when incurred. For the years ended December 31, 2012, 2011 and 2010, these expenditures amounted to approximately $38.2 million, $38.9 million and $33.8 million, respectively, and are classified as Selling and administrative expenses on the Combined Statements of Comprehensive Income.
Software Costs:  The Company capitalizes certain qualified internal-use software costs during the application development stage and subsequently amortizes those costs over the software’s useful life, which ranges from 2 to 7 years. Refer to Note 6 for further details on software.
Employee Benefit Plans: The Company, together with Ingersoll Rand, provides a range of benefits, including pensions, postretirement and postemployment benefits to eligible current and former employees. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, employee mortality, turnover rates, and healthcare cost trend rates. Actuaries perform the required calculations to determine expense in accordance with GAAP. Actual results may differ from the actuarial assumptions and are generally accumulated into Accumulated other comprehensive income (loss) and amortized into Net earnings over future periods. The Company reviews its actuarial assumptions at each measurement date and makes modifications to the assumptions based on current rates and trends, if appropriate. Refer to Note 11 for further details on employee benefit plans.
Loss Contingencies:  Liabilities are recorded for various contingencies arising in the normal course of business, including litigation and administrative proceedings, environmental matters, product warranty, worker’s compensation and other claims. The Company has recorded reserves in the financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience data depending on the nature of the reserve, and in certain instances with consultation of legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, the Company believes its estimated reserves are reasonable and does not believe the final determination of the liabilities with respect to these matters would have a material effect on the financial condition, results of operations, liquidity or cash flows of the Company for any year. Refer to Note 19 for further details on loss contingencies.
Derivative Instruments:  The Company periodically enters into cash flow and other derivative transactions to specifically hedge exposure to various risks related to currency rates. The Company recognizes all derivatives on the Combined Balance Sheet at their fair value as either assets or liabilities. For designated cash flow hedges, the effective portion of the changes in fair value of the derivative contract are recorded in Accumulated other comprehensive income (loss), net of taxes, and are recognized in Net earnings at the time earnings are affected by the hedged transaction. For other derivative transactions, the changes in the fair value of the derivative contract are immediately recognized in Net earnings. Refer to Note 10 for further details on derivative instruments.
Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements:
In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS).” ASU 2011-04 represents converged guidance between GAAP and IFRS resulting in common requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance is effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The requirements of ASU 2011-04 did not have a material impact on the Company’s Combined Financial Statements. The revised disclosure requirements are reflected in Note 12.
In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” ASU 2011-05 requires the Company to present components of other comprehensive income and of net income in one continuous statement of comprehensive income, or in two separate, but consecutive statements. The option to report other comprehensive income within the statement of equity has been removed. This new presentation of comprehensive income is effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The revised presentation requirements are reflected in the Combined Statements of Comprehensive Income.
In December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” The revised amendments defer the presentation in the financial statements of reclassifications out of accumulated other comprehensive income for annual and interim financial statements. The deferral is effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The revised presentation requirements are reflected in the Combined Statements of Comprehensive Income.
In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment.” This revised standard provides entities with the option to first use an assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a conclusion is reached that reporting unit fair value is not more likely than not below carrying value, no further impairment testing is necessary. This revised guidance applies to fiscal years beginning after December 15, 2011, and the related interim and annual goodwill impairment tests. The requirements of ASU 2011-08 did not have an impact on the Company’s Combined Financial Statements.
In July 2012, the FASB issued ASU 2012-02, “Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” This revised standard provides entities with the option to first use an assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If a conclusion is reached that the indefinite-lived intangible asset fair value is not more likely than not below carrying value, no further impairment testing is necessary. The Company elected to early adopt. The requirements of ASU 2012-02 did not have an impact on the Company’s Combined Financial Statements.
Recently Issued Accounting Pronouncements:
In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities.” ASU 2011-11 requires enhanced disclosures including both gross and net information about financial and derivative instruments eligible for offset or subject to an enforceable master netting arrangement or similar agreement. This new guidance is effective for annual reporting periods beginning on or after January 1, 2013 and subsequent interim periods. The requirements of ASU 2011-11 are not expected to have a significant impact on the combined financial statements.
In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” ASU 2013-01 clarifies the scope of ASU 2011-11 to apply to derivative instruments that are offset or subject to an enforceable master netting arrangement or similar agreement. This clarified guidance is effective for annual reporting periods beginning on or after January 1, 2013 and subsequent interim periods. The revised requirements of ASU 2013-01 are not expected to have a significant impact on the combined financial statements.
In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“AOCI”). ASU 2013-02 requires a rollforward of changes in AOCI by component and information about significant reclassifications from AOCI to Net earnings to be presented in one location, either on the face of the financial statements or in the notes. This new guidance is effective for fiscal years beginning after December 15, 2012 and subsequent interim periods. The requirements of ASU 2013-02 are not expected to have a significant impact on the combined financial statements.
In February 2013, the FASB issued ASU 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date.” ASU 2013-04 provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements where the total obligation is fixed at the reporting date, and for which no specific guidance currently exists. This new guidance is effective for annual reporting periods beginning on or after December 15, 2013 and subsequent interim periods. The Company is currently assessing the impact of ASU 2013-04, if any, on the combined financial statements.
In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” ASU 2013-05 clarifies the application of US GAAP to the release of cumulative translation adjustments related to changes of ownership in or within foreign entities, including step acquisitions. This new guidance is effective for annual reporting periods beginning on or after December 15, 2013 and subsequent interim periods.
NOTE 3 - RELATED PARTY TRANSACTIONS
Ingersoll Rand provides the Company’s subsidiaries with certain centrally managed services and corporate function support in the areas of finance, information technology, employee benefits, legal, human resources, integrated supply chain and marketing. In addition, as discussed in Note 11, certain employees of the Company’s subsidiaries are eligible to participate in certain Ingersoll Rand employee benefit plans that are sponsored and administered by Ingersoll Rand or its affiliates.
The Company’s subsidiaries use of these services and its participation in these employee benefit plans generates both direct and indirect costs. These direct and indirect costs and benefits relating to the services and benefit plans are charged to the Company’s subsidiaries and are included in Cost of goods sold and Selling and administrative expenses.
Costs associated with centrally managed services have been billed to the Company’s subsidiaries on the basis of direct usage. Historical Ingersoll Rand corporate allocations have been generally allocated to the Company’s subsidiaries on the basis of revenue, assets, payroll expense, and selling and administrative expenses. Incremental corporate costs have been allocated to the Company’s subsidiaries on a similar basis. Costs are allocated to the Company’s subsidiaries using allocation methods that management of Ingersoll Rand and the Company’s subsidiaries believe are reasonable.

The Combined Financial Statements reflect these direct and indirect costs through a corporate overhead allocation. For the years ended December 31, these allocated Ingersoll Rand costs amount to:

In millions	2012	2011	2010
Centrally managed service costs	$94.8	$86.7	$84.8
Historical Ingersoll Rand corporate overhead allocations	53.5	52.0	48.8
Incremental corporate costs not previously allocated to businesses	28.4	21.8	24.2
Total	$176.7	$160.5	$157.8
Ingersoll Rand provides centralized treasury functions for the Company’s subsidiaries, whereby, Ingersoll Rand regularly transferred cash both to and from the Company’s subsidiaries, as necessary. Loans receivable/payable from/to related parties have been included in Parent company investment in the Combined Financial Statements.
Intercompany receivables/payables from/to related parties arising from the corporate overhead activity described above have been included in Parent company investment in the Combined Financial Statements.
NOTE 4 – MARKETABLE SECURITIES
At December 31, marketable securities included within Other noncurrent assets in the Combined Balance Sheets were as follows:

	2012			2011
In millions	Amortized cost or cost	Unrealized gains	Fair value	Amortized cost or cost	Unrealized gains	Fair value
Equity securities	$5.5	$11.2	$16.7	$5.7	$4.7	$10.4
NOTE 5 – INVENTORIES
At December 31, the major classes of inventory were as follows:

In millions	2012	2011
Raw materials	$80.4	$79.0
Work-in-process	22.2	17.1
Finished goods	95.5	98.6
	198.1	194.7
LIFO reserve	(31.7)	(30.9)
Total	$166.4	$163.8
NOTE 6 – PROPERTY, PLANT AND EQUIPMENT
At December 31, the major classes of property, plant and equipment were as follows:

In millions	2012	2011
Land	$16.5	$16.2
Buildings	132.7	129.0
Machinery and equipment	356.3	343.1
Software	81.3	69.7
	586.8	558.0
Accumulated depreciation	(354.8)	(313.4)
Total	$232.0	$244.6
Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $34.3 million, $34.7 million and $35.7 million, which include amounts for software amortization of $10.4 million, $6.3 million and $5.5 million, respectively.

NOTE 7 – GOODWILL
The changes in the carrying amount of Goodwill are as follows:

In millions	Americas	EMEIA	Asia Pacific	Total
December 31, 2010 (gross)	$336.4	$536.3	$105.1	$977.8
Acquisitions and adjustments	2.6	0.3	—	2.9
Currency translation	—	(4.3)	2.4	(1.9)
December 31, 2011 (gross)	339.0	532.3	107.5	978.8
Acquisitions and adjustments	—	—	—	—
Currency translation	—	4.4	2.6	7.0
December 31, 2012 (gross)	339.0	536.7	110.1	985.8
Accumulated impairment *	—	(341.0)	(6.9)	(347.9)
Goodwill (net)	$339.0	$195.7	$103.2	$637.9
* Accumulated impairment relates to charges of $341.0 million and $6.9 million recorded in 2008 and 2007, respectively, as a result of the Company’s annual impairment testing.
The Company records as goodwill the excess of the purchase price over the fair value of the net assets acquired. Once the final valuation has been performed for each acquisition, adjustments may be recorded.
In accordance with the Company’s goodwill impairment testing policy outlined in Note 2, the Company performed its annual impairment test on goodwill in the fourth quarter of each 2012, 2011, and 2010. In each year, the Company determined that the fair values of all identified reporting units exceeded their respective carrying values. Therefore, no impairment charges were recorded during 2012, 2011, and 2010.
NOTE 8 – INTANGIBLE ASSETS
The following table sets forth the gross amount and related accumulated amortization of the Company’s intangible assets at December 31:

	2012			2011
In millions	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Completed technologies/patents	$24.1	$(21.7)	$2.4	$23.4	$(20.2)	$3.2
Customer relationships	103.7	(32.9)	70.8	104.5	(31.1)	73.4
Trademarks (finite-lived)	97.4	(31.5)	65.9	95.4	(27.0)	68.4
Other	15.8	(13.4)	2.4	16.2	(12.7)	3.5
Total finite-lived intangible assets	241.0	$(99.5)	141.5	239.5	$(91.0)	148.5
Trademarks (indefinite-lived)	9.0		9.0	9.0		9.0
Total	$250.0		$150.5	$248.5		$157.5
The Company amortizes intangible assets with finite useful lives on a straight-line basis over their estimated economic lives in accordance with GAAP. Indefinite-lived intangible assets are not subject to amortization, but instead, are tested for impairment at least annually (more frequently if certain indicators are present).
Intangible asset amortization expense for 2012, 2011 and 2010 was $9.5 million, $11.3 million and $11.6 million, respectively. Future estimated amortization expense on existing intangible assets in each of the next five years amounts to approximately $8.9 million for 2013, $8.9 million for 2014, $7.9 million for 2015, $7.8 million for 2016, and $7.7 million for 2017.
In accordance with the Company’s indefinite-lived intangible asset impairment testing policy outlined in Note 2, the Company performed its annual impairment test in the fourth quarter of each 2012, 2011 and 2010. In each year, the Company determined the fair value of all indefinite-lived intangible assets exceeded their respective carrying values. Therefore, no impairment charges were recorded during 2012, 2011 and 2010.

NOTE 9 – DEBT AND CREDIT FACILITIES
Ingersoll Rand uses a centralized approach to cash management and financing of its operations excluding debt directly incurred by any of its businesses, such as capital lease obligations. Accordingly, Ingersoll Rand’s consolidated debt and related interest expense, exclusive of amounts incurred directly by the Company, have been allocated to the Company based on an assessment of the Company’s share of external debt using historical data. Based on this assessment, the Company has had limited historical financing needs, primarily due to the generation of significant cash flows from operations, and therefore no consolidated debt or interest expense was allocated to the Company.
At December 31, short-term borrowings and current maturities of long-term debt consisted of the following:

In millions	2012	2011
Current maturities of long-term debt, including capital leases	$0.9	$1.4
Short-term borrowings	1.3	—
Total	$2.2	$1.4
The weighted-average interest rate for total short-term borrowings and current maturities of long-term debt at December 31, 2012 and 2011 was 6.8% and 3.1%, respectively.
At December 31, long-term debt excluding current maturities consisted of:

In millions	2012	2011
Long-term debt, including capital leases, at end-of-year average interest rates of 1.7% in 2012 and 2.3% in 2011, maturing in various amounts to 2016	$2.8	$3.5
At December 31, 2012, long-term debt maturities are as follows:

In millions
2013	$0.9
2014	0.8
2015	0.9
2016	1.1
Thereafter	—
Total	$3.7
NOTE 10 – FINANCIAL INSTRUMENTS
In the normal course of business, the Company may use various financial instruments, including derivative instruments, to manage the risks associated with currency rate exposures. These financial instruments are not used for trading or speculative purposes.
On the date a derivative contract is entered into, the Company designates the derivative instrument as a cash flow hedge of a forecasted transaction, a cash flow hedge of a recognized asset or liability, or as an undesignated derivative. The Company formally documents its hedge relationships, including identification of the derivative instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivative instruments that are designated as hedges to specific assets, liabilities or forecasted transactions.
The fair market value of derivative instruments is determined through market-based valuations and may not be representative of the actual gains or losses that will be recorded when these instruments mature due to future fluctuations in the markets in which they are traded.
The Company assesses at inception and at least quarterly thereafter, whether the derivatives used in cash flow hedging transactions are highly effective in offsetting the changes in the cash flows of the hedged item. To the extent the derivative is deemed to be a highly effective hedge, the fair market value changes of the instrument are recorded to Accumulated other comprehensive income.
Any ineffective portion of a derivative instrument’s change in fair value is recorded in Net earnings in the period of change. If the hedging relationship ceases to be highly effective, or it becomes probable that a forecasted transaction is no longer expected to occur, the hedging relationship will be de-designated and any future gains and losses on the derivative instrument will be recorded in Net earnings.
The notional amount of the Company’s currency derivatives was $41.2 million and $41.8 million at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, a loss of $0.2 million and a gain of $0.7 million, net of tax, respectively, was included in AOCI related to the fair value of the Company’s currency derivatives designated as accounting hedges. The amount expected to be reclassified into Net earnings over the next twelve months is a loss of $0.2 million. The actual amounts that will be reclassified to Net earnings may vary from this amount as a result of changes in market conditions. At December 31, 2012, the maximum term of the Company’s currency derivatives was approximately 12 months.
The fair values of derivative instruments included within the Combined Balance Sheet as of December 31 were as follows:

	Asset derivatives		Liability derivatives
In millions	2012	2011	2012	2011
Currency derivatives designated as hedges	$0.1	$0.8	$0.3	$0.1
Asset and liability derivatives included in the table above are recorded within Other current assets and Accrued expenses and other current liabilities, respectively.
The amounts associated with derivatives designated as hedges affecting Net earnings and AOCI for the years ended December 31 were as follows:

	Amount of gain (loss) recognized in AOCI			Location of gain (loss) reclassified from AOCI and recognized into Net earnings	Amount of gain (loss) reclassified from AOCI and recognized into Net earnings
In millions	2012	2011	2010		2012	2011	2010
Currency derivatives	$(1.1)	$0.3	$(1.8)	Cost of goods sold	$(0.2)	$(1.3)	$(2.3)
Concentration of Credit Risk
The counterparties to the Company’s forward contracts consist of a number of investment grade major international financial institutions. The Company could be exposed to losses in the event of nonperformance by the counterparties. However, the credit ratings and the concentration of risk in these financial institutions are monitored on a continuous basis and present no significant credit risk to the Company.
NOTE 11 – PENSIONS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
Ingersoll Rand sponsors several U.S. defined benefit and defined contribution plans covering substantially all U.S. employees. Additionally, Ingersoll Rand has non-U.S. defined benefit and defined contribution plans covering eligible non-U.S. employees. Postretirement benefits, other than pensions, provide healthcare benefits, and in some instances, life insurance benefits for certain eligible retired employees.
Pension Plans
The noncontributory defined benefit pension plan covering non-collectively bargained U.S. employees provides benefits on an average pay formula. The noncontributory defined benefit pension plan covering collectively bargained U.S. employees provides benefits on a flat dollar benefit formula. The non-U.S. pension plans generally provide benefits based on earnings and years of service. Ingersoll Rand also maintains additional other supplemental pension plans for officers and other key employees.
Many of the plans covering the Company’s employees also cover employees of other Ingersoll Rand subsidiaries. For each of these plans, the Company has recorded its portion of the expense and the related obligations which have been actuarially determined and assets have been allocated proportionally. The contribution amounts for periods prior to the spin-off were determined in total for each of the plans and allocated to the Company based on the accumulated benefit obligation. In conjunction with the spin-off, these plans will be legally separated and the assets, if any, allocated based on the statutory requirements in the jurisdiction.
In June 2012, Ingersoll Rand’s Board of Directors approved amendments to the retirement plans for certain U.S. non-bargained employees. Eligible non-bargained employees hired prior to July 1, 2012 were given a choice of remaining in their respective defined benefit plan until the plan freezes on December 31, 2022 or freezing their accrued benefits in their respective defined benefit plan as of December 31, 2012 and receiving an additional 2% non-matching Ingersoll Rand contribution into the applicable defined contribution plan. Eligible employees hired or rehired on or after July 1, 2012 will automatically receive the 2% non-matching Ingersoll Rand contribution into the applicable defined contribution plan in lieu of participating in the defined benefit plan. Beginning January 1, 2023, all eligible employees will receive the 2% non-matching contribution into the applicable defined contribution plan. As a result of these changes, the Company’s portion of the projected benefit obligations for the amended plans were remeasured as of June 8, 2012, which included updating the discount rate assumption to 4.00% from the 4.25% assumed at December 31, 2011. The amendments resulted in a 2012 curtailment loss of $2.4 million. The amendment and remeasurement resulted in an increase of $2.1 million to the projected benefit obligation, an increase of $4.0 million to the plan assets, an actuarial gain of $1.9 million and a credit of $2.4 million to prior service cost during 2012.
The following table details information regarding the Company’s portion of the Ingersoll Rand pension plans at December 31:

	U.S.		NON-U.S.
In millions	2012	2011	2012	2011
Change in benefit obligations:
Benefit obligation at beginning of year	$273.5	$236.0	$198.6	$201.7
Service cost	9.6	10.0	3.1	2.9
Interest cost	11.0	11.7	10.3	11.1
Employee contributions	—	—	0.2	0.2
Amendments	0.2	—	—	—
Actuarial (gains) losses	9.6	26.2	25.2	(5.4)
Benefits paid	(15.0)	(12.4)	(8.4)	(8.4)
Currency translation	—	—	9.8	(1.5)
Curtailments and settlements	(8.6)	—	(2.2)	(0.8)
Transfers	(2.0)	2.2	—	—
Other, including expenses paid	(1.4)	(0.2)	(0.7)	(1.2)
Benefit obligation at end of year	$276.9	$273.5	$235.9	$198.6
Change in plan assets:
Fair value at beginning of year	$226.1	$217.4	$166.9	$161.5
Actual return on assets	17.1	21.3	10.5	13.2
Company contributions	3.2	0.1	9.5	2.5
Employee contributions	—	—	0.2	0.2
Benefits paid	(15.0)	(12.4)	(8.4)	(8.4)
Currency translation	—	—	8.1	(0.3)
Settlements	—	—	(2.1)	(0.6)
Other, including expenses paid	(0.5)	(0.3)	(1.3)	(1.2)
Fair value of assets end of year	$230.9	$226.1	$183.4	$166.9
Funded status:
Plan assets less than the benefit obligations	$(46.0)	$(47.4)	$(52.5)	$(31.7)
Amounts included in the balance sheet:
Accrued compensation and benefits	—	—	(0.9)	(0.9)
Postemployment and other benefit liabilities	(46.0)	(47.4)	(51.6)	(30.8)
Net amount recognized	$(46.0)	$(47.4)	$(52.5)	$(31.7)
The objective is to contribute to funded pension plans adequate funds to ensure assets are available in the plans to make benefit payments to plan participants and beneficiaries when required. However, certain plans are not or cannot be funded due to either legal, accounting, or tax requirements in certain jurisdictions. As of December 31, 2012, approximately 6% of our projected benefit obligation relates to plans that cannot be funded, the majority of which relate to Non-U.S. plans.

The pretax amounts recognized in Accumulated other comprehensive income (loss) were as follows:

	U.S.
In millions	Prior service cost	Net actuarial losses	Total
December 31, 2011	$(6.2)	$(90.1)	$(96.3)
Current year changes recorded to Accumulated other comprehensive income (loss)	(0.2)	4.4	4.2
Amortization reclassified to earnings	1.0	4.1	5.1
Settlements/curtailments reclassified to earnings	2.4	—	2.4
Transfers	0.1	0.5	0.6
Currency translation and other	0.9	—	0.9
December 31, 2012	$(2.0)	$(81.1)	$(83.1)

	NON-U.S.
In millions	Prior service cost	Net actuarial losses	Total
December 31, 2011	$(0.5)	$(44.1)	$(44.6)
Current year changes recorded to Accumulated other comprehensive income (loss)	—	(24.3)	(24.3)
Amortization reclassified to earnings	—	1.7	1.7
Settlements/curtailments reclassified to earnings	—	0.3	0.3
Currency translation and other	—	(2.6)	(2.6)
December 31, 2012	$(0.5)	$(69.0)	$(69.5)
Weighted-average assumptions used:

Benefit obligations at December 31,	2012	2011
Discount rate:
U.S. plans	3.75%	4.25%
Non-U.S. plans	4.50%	5.25%
Rate of compensation increase:
U.S. plans	4.00%	4.00%
Non-U.S. plans	4.25%	4.25%
The accumulated benefit obligation for the U.S. defined benefit pension plans was $248.4 million and $235.5 million at December 31, 2012 and 2011, respectively. The accumulated benefit obligation for all Non-U.S. defined benefit pension plans was $225.6 million and $190.6 million at December 31, 2012 and 2011, respectively.
Information regarding pension plans with accumulated benefit obligations more than plan assets were:

	U.S.		NON-U.S.
In millions	2012	2011	2012	2011
Projected benefit obligation	$276.9	$273.5	$234.6	$197.6
Accumulated benefit obligation	248.4	235.5	224.7	189.8
Fair value of plan assets	230.9	226.1	182.4	166.1

Pension benefit payments are expected to be paid as follows:

In millions	U.S.	NON-U.S.
2013	$13.3	$9.6
2014	13.5	10.9
2015	13.5	10.7
2016	15.4	10.9
2017	14.9	11.1
2018 - 2022	88.7	63.5
The components of the Company’s net periodic pension benefit costs for the years ended December 31 include the following:

	U.S.
In millions	2012	2011	2010
Service cost	$9.6	$10.0	$8.1
Interest cost	11.0	11.7	11.3
Expected return on plan assets	(11.7)	(15.3)	(12.1)
Net amortization of:
Prior service costs	1.0	1.0	1.0
Plan net actuarial losses	4.1	3.0	2.5
Net periodic pension benefit cost	14.0	10.4	10.8
Net curtailment and settlement (gains) losses	2.4	—	—
Net periodic pension benefit cost after net curtailment and settlement (gains) losses	$16.4	$10.4	$10.8
Amounts recorded in continuing operations	$16.4	$10.4	$10.8

	NON-U.S.
In millions	2012	2011	2010
Service cost	$3.1	$2.9	$2.3
Interest cost	10.3	11.1	11.4
Expected return on plan assets	(9.7)	(10.7)	(10.0)
Net amortization of:
Prior service costs	—	0.1	0.1
Transition amount	—	—	—
Plan net actuarial losses	1.7	2.0	4.0
Net periodic pension benefit cost	5.4	5.4	7.8
Net curtailment and settlement (gains) losses	0.3	—	—
Net periodic pension benefit cost after net curtailment and settlement (gains) losses	$5.7	$5.4	$7.8
Amounts recorded in continuing operations	$5.7	$5.4	$7.8
The curtailment and settlement losses in 2012 are associated with the recent amendments to the pension plans and lump sum distributions under the supplemental benefit plans for officers and other key employees.
Pension expense for 2013 is projected to be approximately $18.9 million, utilizing the assumptions for calculating the pension benefit obligations at the end of 2012. The amounts expected to be recognized in net periodic pension cost during the year ended 2013 for prior service cost and plan net actuarial losses are $0.6 million and $5.6 million, respectively.

Weighted-average assumptions used:

Net periodic pension cost for the year ended December 31,	2012	2011	2010
Discount rate:
U.S. plans
For the period January 1 to June 7	4.25%	5.00%	5.75%
For the period June 8 to December 31	4.00%	5.00%	5.75%
Non-U.S. plans	5.25%	5.50%	5.50%
Rate of compensation increase:
U.S. plans	4.00%	4.00%	4.00%
Non-U.S. plans	4.25%	4.75%	4.75%
Expected return on plan assets:
U.S. plans	5.25%	7.25%	7.75%
Non-U.S. plans	5.75%	6.50%	7.25%
The expected long-term rate of return on plan assets reflects the average rate of returns expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected long-term rate of return on plan assets is based on what is achievable given the plan’s investment policy; the types of assets held and target asset allocations. The expected long-term rate of return is determined as of the measurement date. Each plan is reviewed and its historical returns and target asset allocations to determine the appropriate expected long-term rate of return on plan assets to be used.
The overall objective in managing defined benefit plan assets is to ensure that all present and future benefit obligations are met as they come due. The goal is to achieve this while trying to mitigate volatility in plan funded status, contribution, and expense by better matching the characteristics of the plan assets to that of the plan liabilities. Each plan’s funded status and asset allocation is monitored regularly in addition to investment manager performance. Prior to 2011, asset/liability modeling studies were utilized as the basis for global asset allocation decisions. In 2011, an approach was adopted for asset allocation whereby a plan’s allocation to fixed income assets increases progressively over time towards an ultimate target of 90% as a plan moves toward full funding. As a result of implementing this strategy to increase the fixed income allocation of the funded plans, coupled with declines in market return expectations, the U.S. plans’ Expected Rate of Return declined from 7.25% in 2011 to 5.25% in 2012. This decrease in the U.S. expected rate of return coupled with the 0.75% decline in the Non-U.S. expected rate of return on plan assets will have a $6.0 million impact on the 2013 pension cost.
The fair values of the Company’s U.S. pension plan assets at December 31, 2012 and 2011 by asset category were as follows:

	December 31, 2012
	Fair value measurements			Total fair value
In millions	Level 1	Level 2	Level 3
Cash and cash equivalents	$—	$2.4	$—	$2.4
Commingled funds – equity specialty(a)	—	43.4	—	43.4
Fixed income investments:
U.S. government and agency obligations	—	83.9	—	83.9
Corporate and non-U.S. bonds(b)	—	92.3	—	92.3
Asset-backed and mortgage-backed securities	—	4.5	—	4.5
Other fixed income(c)	—	—	0.3	0.3
	—	180.7	0.3	181.0
Real estate(d)	—	—	2.7	2.7
Total assets at fair value	$—	$226.5	$3.0	$229.5
Receivables and payables, net				1.4
Net assets available for benefits				$230.9

	December 31, 2011
	Fair value measurements			Total fair value
In millions	Level 1	Level 2	Level 3
Cash and cash equivalents	$—	$3.7	$—	$3.7
Commingled funds – equity specialty(a)	—	43.4	—	43.4
Fixed income investments:
U.S. government and agency obligations	—	95.1	—	95.1
Corporate and non-U.S. bonds(b)	—	76.8	—	76.8
Asset-backed and mortgage-backed securities	—	4.5	—	4.5
Other fixed income(c)	—	—	0.3	0.3
	—	176.4	0.3	176.7
Real estate(d)	—	—	2.7	2.7
Total assets at fair value	$—	$223.5	$3.0	$226.5
Receivables and payables, net				(0.4)
Net assets available for benefits				$226.1

(a)	This class includes commingled and registered mutual funds that focus on equity investments. It includes both indexed and actively managed funds.

(b)	This class includes state and municipal bonds.

(c)	This class includes group annuity and guaranteed interest contracts as well as other miscellaneous fixed income securities.

(d)	This class includes several private equity funds that invest in real estate. It includes both direct investment funds and funds-of-funds.
The fair values of the Company’s Non-U.S. pension plan assets at December 31, 2012 and 2011 by asset category were as follows:

	December 31, 2012
	Fair value measurements			Total fair value
In millions	Level 1	Level 2	Level 3
Cash and cash equivalents	$1.5	$0.8	$—	$2.3
Commingled funds – equity specialty(a)	—	68.4	—	68.4
Commingled funds – fixed income specialty(b)	—	113.2	—	113.2
Real estate(c)	—	—	1.6	1.6
Total assets at fair value	$1.5	$182.4	$1.6	$185.5
Receivables and payables, net				(2.1)
Net assets available for benefits				$183.4

	December 31, 2011
	Fair value measurements			Total fair value
In millions	Level 1	Level 2	Level 3
Cash and cash equivalents	$0.3	$—	$—	$0.3
Commingled funds – equity specialty(a)	—	59.2	—	59.2
Commingled funds – fixed income specialty(b)	—	105.1	—	105.1
Real estate(c)	—	—	1.5	1.5
Other(d)	—	—	0.5	0.5
Total assets at fair value	$0.3	$164.3	$2.0	$166.6
Receivables and payables, net				0.3
Net assets available for benefits				$166.9

(a)	This class includes commingled and registered mutual funds that focus on equity investments. It includes both indexed and actively managed funds.

(b)	This class comprises commingled and registered mutual funds that focus on fixed income securities.

(c)	This class includes several private equity funds that invest in real estate. It includes both direct investment funds and funds-of-funds.

(d)	This investment comprises the Company’s non-significant pension plan assets. It mostly includes insurance contracts.
Cash equivalents are valued using a market approach with inputs including quoted market prices for either identical or similar instruments. Fixed income securities are valued through a market approach with inputs including, but not limited to, benchmark yields, reported trades, broker quotes and issuer spreads. Commingled funds are valued at their daily net asset value (“NAV”) per share or the equivalent. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. Private real estate fund values are reported by the fund manager and are based on valuation or appraisal of the underlying investments.
See Note 12 for additional information related to the fair value hierarchy defined by ASC 820, Fair Value Measurement.
Required and discretionary contributions were made, on our businesses behalf, by Ingersoll Rand to the U.S. pension plans of $3.2 million in 2012, $0.1 million in 2011, and $35.9 million in 2010 and to the Non-U.S. pension plans of $9.5 million in 2012, $2.5 million in 2011, and $15.7 million in 2010. The Company currently projects that approximately $10.7 million will be contributed primarily to the Non-U.S. plans in 2013. Ingersoll Rand policy allows it to fund an amount, which could be in excess of or less than the pension cost expensed, subject to the limitations imposed by current tax regulations. The Company anticipates funding the plans in 2013 in accordance with contributions required by funding regulations or the laws of each jurisdiction.
Most of the Company’s U.S. employees are covered by defined contribution plans. Employer contributions are determined based on criteria specific to the individual plans and amounted to approximately $7.6 million, $6.4 million, and $5.4 million in 2012, 2011 and 2010, respectively. The Company’s contributions relating to non-U.S. defined contribution plans were $5.4 million, $4.8 million and $6.1 million in 2012, 2011 and 2010, respectively.
Postretirement Benefits Other Than Pensions
Ingersoll Rand sponsors several postretirement plans that provide for healthcare benefits, and in some instances, life insurance benefits that cover certain eligible retired employees. The Company funds postretirement benefit obligations principally on a pay as you go basis. Generally, postretirement health benefits are contributory with contributions adjusted annually. Life insurance plans for retirees are primarily noncontributory.
The Ingersoll Rand Board of Directors approved amendments in February 2012 to its postretirement medical plan with respect to post-65 retiree medical coverage. Effective January 1, 2013, Ingersoll Rand discontinued offering company-sponsored retiree medical coverage for certain individuals age 65 and older. Ingersoll Rand transitioned affected individuals to coverage through the individual Medicare market and will provide a tax-advantaged subsidy to those retirees eligible for subsidized company coverage who purchase individual Medicare supplemental coverage through Ingersoll Rand’s third-party Medicare coordinator that can be used towards reducing premiums and other qualified medical expenses.

As a result of these changes, the Company’s portion of the projected benefit obligations were remeasured as of February 1, 2012, which included updating the discount rate assumption to 3.75% from the 4.00% assumed at December 31, 2011. The remeasurement resulted in a decrease of $13.4 million to the projected benefit obligation, an actuarial loss of $0.6 million and a credit of $14 million to prior service cost.
In March 2010, the Patient Protection and Affordable Care Act and the Healthcare and Education Reform Reconciliation Bill of 2010 (collectively, the “Healthcare Reform Legislation”) were signed into law. The Healthcare Reform Legislation contains provisions which could impact our accounting for retiree medical benefits in future periods. The retiree medical plans currently receive the retiree drug subsidy under Medicare Part D. No later than 2014, a significant portion of the drug coverage will be moved to a Medicare-approved Employer Group Waiver Plan while retaining the same benefit provisions. This change resulted in an actuarial gain which decreased the December 31, 2010 retiree medical plan liability, as well as the net actuarial losses in other comprehensive income, by $4.2 million.
The following table details information regarding the Company’s portion of the Ingersoll Rand postretirement plans at December 31:

In millions	2012	2011
Change in benefit obligations:
Benefit obligation at beginning of year	$28.9	$34.3
Service cost	0.3	0.8
Interest cost	0.7	1.3
Plan participants’ contributions	0.3	0.3
Actuarial (gains) losses	3.1	(6.5)
Benefits paid, net of Medicare Part D subsidy *	(1.3)	(1.3)
Amendments	(14.0)	—
Benefit obligations at end of year	$18.0	$28.9
* 2011 amount is net of Medicare Part D subsidy of $0.1 million

Funded status:
Plan assets less than benefit obligations	$(18.0)	$(28.9)
Amounts included in the balance sheet:
Accrued compensation and benefits	$(1.0)	$(1.0)
Postemployment and other benefit liabilities	(17.0)	(27.9)
Total	$(18.0)	$(28.9)
The pretax amounts recognized in Accumulated other comprehensive income (loss) were as follows:

In millions	Prior service gains	Net actuarial losses	Total
Balance at December 31, 2011	$0.1	$(3.7)	$(3.6)
Current year changes recorded to Accumulated other comprehensive income (loss)	14.0	(3.1)	10.9
Amortization reclassified to earnings	(2.0)	0.2	(1.8)
Balance at December 31, 2012	$12.1	$(6.6)	$5.5

The components of net periodic postretirement benefit (income) cost for the years ended December 31 were as follows:

In millions	2012	2011	2010
Service cost	$0.3	$0.8	$1.0
Interest cost	0.7	1.3	1.8
Net amortization of:
Prior service gains	(2.0)	(0.4)	(0.5)
Net actuarial losses	0.2	—	0.6
Net periodic postretirement benefit cost	(0.8)	1.7	2.9
Net curtailment and settlement (gains) losses	—	—	—
Net periodic postretirement benefit (income) cost after net curtailment and settlement (gains) losses	$(0.8)	$1.7	$2.9
Amounts recorded in continuing operations	$(0.8)	$1.7	$2.9
Postretirement income for 2013 is projected to be $1.2 million. Amounts expected to be recognized in net periodic postretirement benefits cost in 2013 for prior service gains and plan net actuarial losses are $2.2 million and $0.2 million, respectively.

Assumptions:	2012	2011	2010
Weighted-average discount rate assumption to determine:
Benefit obligations at December 31	3.25%	4.00%	5.00%
Net periodic benefit cost
For the period January 1 to January 31	4.00%	5.00%	5.50%
For the period February 1 to December 31	3.75%	5.00%	5.50%
Assumed health-care cost trend rates at December 31:
Current year medical inflation	8.05%	8.45%	8.85%
Ultimate inflation rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2021	2021	2021
A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects at December 31, 2012:

In millions	1% Increase	1% Decrease
Effect on postretirement benefit obligation	0.2	(0.2)
Benefit payments for postretirement benefits, which are net of expected plan participant contributions and Medicare Part D subsidy, are expected to be paid as follows:

In millions
2013	$1.0
2014	1.2
2015	1.3
2016	1.4
2017	1.4
2018 - 2022	7.7

NOTE 12 – FAIR VALUE MEASUREMENTS
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

•	Level 1 – Inputs based on quoted prices in active markets for identical assets or liabilities.

•
Level 2 – Inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3 – Unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Assets and liabilities measured at fair value at December 31, 2012 were as follows:

	Fair value measurements			Total fair value
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring fair value measurements
Assets:
Marketable securities	$16.7	$—	$—	$16.7
Derivative instruments	—	0.1	—	0.1
Total asset recurring fair value measurements	$16.7	$0.1	$—	$16.8
Liabilities:
Derivative instruments	$—	$0.3	$—	$0.3
Total liability recurring fair value measurements	$—	$0.3	$—	$0.3

Assets and liabilities measured at fair value at December 31, 2011 were as follows:

	Fair value measurements			Total fair value
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring fair value measurements
Assets:
Marketable securities	$10.4	$—	$—	$10.4
Derivative instruments	—	0.8	—	0.8
Total asset recurring fair value measurements	$10.4	$0.8	$—	$11.2
Liabilities:
Derivative instruments	$—	$0.1	$—	$0.1
Total liability recurring fair value measurements	$—	$0.1	$—	$0.1
See Note 11 for disclosure of fair value measurements related to the Company’s pension assets.
The Company determines the fair value of its financial assets and liabilities using the following methodologies:

•
Marketable securities – These securities include investments in publicly-traded stock of non-U.S. companies held by non-U.S. subsidiaries of the Company. The fair value is obtained for the securities based on observable market prices quoted on public stock exchanges.

•
Derivative instruments – These instruments include forward foreign currency contracts. The fair value of the derivative instruments are determined based on a pricing model that uses spot rates and forward prices from actively quoted currency markets that are readily accessible and observable.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings are a reasonable estimate of their fair value due to the short-term nature of these instruments.
The methodologies used by the Company to determine the fair value of its financial assets and liabilities at December 31, 2012 are the same as those used at December 31, 2011. There have been no significant transfers between Level 1 and Level 2 categories.
NOTE 13 – EQUITY
Other Comprehensive Income (Loss)
The changes in Accumulated other comprehensive income (loss) were as follows:

In millions	Cash flow hedges and marketable securities	Pension and OPEB Items	Foreign Currency Items	Total
December 31, 2010	$7.8	$(91.8)	$76.0	$(8.0)
Other comprehensive income (loss), net of tax	(2.6)	1.3	(19.8)	(21.1)
December 31, 2011	$5.2	$(90.5)	$56.2	$(29.1)
Other comprehensive income (loss), net of tax	5.7	(5.2)	20.9	21.4
December 31, 2012	$10.9	$(95.7)	$77.1	$(7.7)
The amounts of Other comprehensive income (loss) attributable to noncontrolling interests were as follows:

In millions	2012	2011	2010
Foreign currency items	$0.5	$1.9	$7.5
Total other comprehensive income (loss) attributable to noncontrolling interests	$0.5	$1.9	$7.5

NOTE 14 – SHARE-BASED COMPENSATION
As of December 31, 2012, all share-based compensation awards held by employees of the Company were granted by Ingersoll Rand, under various Ingersoll Rand sponsored plans. The Company records share-based compensation awards using a fair value method and recognizes compensation expense for an amount equal to the fair value of the share-based payment issued in its financial statements. Ingersoll Rand’s share-based compensation plans include programs for stock options, restricted stock units (“RSUs”), performance share units (“PSUs”), and deferred compensation. All share-based compensation award disclosures are measured in terms of ordinary shares of Ingersoll Rand.
Under Ingersoll Rand’s incentive stock plan, the total number of ordinary shares authorized by the shareholders is 27.0 million, of which 5.3 million remains available as of December 31, 2012 for future incentive awards.
Compensation Expense
Share-based compensation expense related to continuing operations is included in Selling and administrative expenses. The following table summarizes the expenses recognized:

In millions	2012	2011	2010
Stock options	$1.7	$2.1	$3.1
RSUs	2.6	2.4	2.0
PSUs	1.5	(0.1)	3.1
Deferred compensation	0.5	(0.1)	0.6
Pre-tax expense	6.3	4.3	8.8
Tax benefit	(2.4)	(1.6)	(3.4)
Total	$3.9	$2.7	$5.4
Stock Options / RSUs
Eligible participants may receive (i) stock options, (ii) RSUs or (iii) a combination of both stock options and RSUs. The fair value of each stock option and RSU award is expensed on a straight-line basis over the required service period, which is generally the 3-year vesting period. However, for stock options and RSUs granted to retirement eligible employees, the Company recognizes expense for the fair value at the grant date.
The average fair value of the stock options granted for the year ended December 31, 2012 and 2011 was estimated to be $13.67 per share and $13.98 per share, respectively, using the Black-Scholes option-pricing model. The following assumptions were used:

	2012	2011
Dividend yield	1.33%	1.33%
Volatility	43.62%	34.81%
Risk-free rate of return	0.92%	2.45%
Expected life	5.1 years	5.3 years
Expected volatility is based on the historical volatility from traded options on Ingersoll Rand’s stock. The risk-free rate of return is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the award is granted with a maturity equal to the expected term of the award. Historical data is used to estimate forfeitures within the valuation model. The expected life of stock option awards is derived from historical experience and represents the period of time that awards are expected to be outstanding.

Changes in options outstanding under the plans for the years 2012, 2011 and 2010 were as follows:

	Shares subject to option	Weighted- average exercise price	Aggregate intrinsic value (millions)	Weighted- average remaining life
December 31, 2009	2,239,577	$33.37
Granted	235,954	31.71
Exercised	(318,176)	30.88
Cancelled	(87,816)	33.15
Transfers, net	(122,359)	34.12
December 31, 2010	1,947,180	33.54
Granted	207,962	44.95
Exercised	(526,327)	32.54
Cancelled	(145,565)	33.91
Transfers, net	(203,693)	35.22
December 31, 2011	1,279,557	35.49
Granted	144,051	40.63
Exercised	(194,860)	26.18
Cancelled	(13,159)	42.65
Transfers, net	(113,460)	35.00
Outstanding December 31, 2012	1,102,129	$37.77	$11.3	5.6
Exercisable December 31, 2012	786,186	$36.55	$9.0	4.5
The following table summarizes information concerning currently outstanding and exercisable options:

			Options outstanding			Options exercisable
Range of exercise price			Number outstanding at December 31, 2012	Weighted- average remaining life	Weighted- average exercise price	Number outstanding at December 31, 2012	Weighted- average remaining life	Weighted- average exercise price
$10.01	—	$20.00	116,076	5.5	$16.78	116,076	5.5	$16.78
20.01	—	30.00	1,440	2.1	27.35	1,440	2.1	27.35
30.01	—	40.00	474,765	4.4	36.29	405,678	3.9	37.02
40.01	—	50.00	484,950	6.7	43.58	240,027	5.1	43.97
50.01	—	60.00	24,898	5.2	51.30	22,965	5.0	51.38
			1,102,129	5.6	$37.77	786,186	4.5	$36.55
At December 31, 2012, there was $1.6 million of total unrecognized compensation cost from stock option arrangements granted under the plan, which is primarily related to unvested shares of non-retirement eligible employees. The aggregate intrinsic value of options exercised during the year ended December 31, 2012 and 2011 was $3.8 million and $7.5 million, respectively. Generally, stock options expire ten years from their date of grant.

The following table summarizes RSU activity for the years 2012, 2011 and 2010:

	RSUs	Weighted- average grant date fair value
Outstanding and unvested at December 31, 2009	142,047	$16.85
Granted	116,320	31.68
Vested	(44,665)	16.85
Cancelled	(9,859)	22.20
Transfers, net	(7,943)	16.85
Outstanding and unvested at December 31, 2010	195,900	$25.35
Granted	93,464	44.86
Vested	(71,438)	23.88
Cancelled	(37,324)	33.90
Transfers, net	(14,533)	24.44
Outstanding and unvested at December 31, 2011	166,069	$35.11
Granted	68,429	40.70
Vested	(72,300)	29.99
Cancelled	(7,931)	41.47
Transfers, net	(10,214)	34.73
Outstanding and unvested at December 31, 2012	144,053	$40.02
At December 31, 2012, there was $2.3 million of total unrecognized compensation cost from RSU arrangements granted under the plan, which is related to unvested shares of non-retirement eligible employees.
Performance Shares
Ingersoll Rand has a Performance Share Program (“PSP”) for key employees. The program provides awards in the form of PSUs based on performance against pre-established objectives. The annual target award level is expressed as a number of Ingersoll Rand’s ordinary shares. All PSUs are settled in the form of ordinary shares unless deferred.
Awards granted in 2011 and 2010 are earned based upon Ingersoll Rand’s relative earnings-per-share (“EPS”) growth as compared to the industrial group of companies in the S&P 500 Index over the three-year performance period.
In 2011, Ingersoll Rand’s Compensation Committee approved certain changes to the PSP to be implemented beginning with the 2012 grant year. Under these changes, PSU awards are earned based 50% upon a performance condition, measured at each reporting period by relative EPS growth to the industrial group of companies in the S&P 500 Index and the fair market value of Ingersoll Rand’s stock on the date of grant, and 50% upon a market condition, measured by Ingersoll Rand’s relative total shareholder return (“TSR”) as compared to the TSR of the industrial group of companies in the S&P 500 Index over the three-year performance period. The fair value of the market condition is estimated using a Monte Carlo Simulation approach in a risk-neutral framework based upon historical volatility, risk-free rates and correlation matrix.
In 2012, Ingersoll Rand’s Compensation Committee approved a change to fix the measurement of EPS for all outstanding 2010 and 2011 PSU awards, effective January 31, 2012. This change results in fixed accounting being applied as of the date of change and forward. The fair value of Ingersoll Rand’s stock price used to fix the remaining amount of expense to be recorded over the life of the awards was $34.94.

The following table summarizes PSU activity for the maximum number of shares that may be issued for the years 2012, 2011 and 2010:

	PSUs	Weighted-average grant date fair value
Outstanding and unvested at December 31, 2009	338,708	$18.81
Granted	92,428	32.23
Vested	(30,000)	39.00
Transfers, net	(3,720)	16.85
Outstanding and unvested at December 31, 2010	397,416	$20.42
Granted	71,900	46.73
Vested	(112,496)	16.95
Forfeited	(72,620)	28.75
Transfers, net	(30,078)	27.10
Outstanding and unvested at December 31, 2011	254,122	$27.10
Granted	37,746	50.75
Forfeited	(126,982)	17.80
Transfers, net	(22,430)	39.13
Outstanding and unvested at December 31, 2012	142,456	$39.13
At December 31, 2012, there was $1.1 million of total unrecognized compensation cost from the PSP based on current performance, which is related to unvested shares. This compensation will be recognized over the required service period, which is generally the three-year vesting period.
Deferred Compensation
Ingersoll Rand allows key employees to defer a portion of their eligible compensation into a number of investment choices, including its ordinary share equivalents. Any amounts invested in ordinary share equivalents will be settled in ordinary shares of Ingersoll Rand at the time of distribution.
NOTE 15 – RESTRUCTURING ACTIVITIES
Restructuring charges recorded during the years ended December 31 were as follows:

In millions	2012	2011	2010
Americas	$1.7	$(0.8)	$1.7
EMEIA	5.8	1.1	0.7
Asia Pacific	—	—	0.6
Total	$7.5	$0.3	$3.0
Cost of goods sold	$3.0	$0.1	$1.0
Selling and administrative expenses	4.5	0.2	2.0
Total	$7.5	$0.3	$3.0

The changes in the restructuring reserve were as follows:

In millions	Americas		EMEIA	Asia Pacific	Total
December 31, 2010	$4.8		$3.4	$0.7	$8.9
Additions, net of reversals	(0.8)	*	1.1	—	0.3
Cash and non-cash uses	(2.3)		(4.1)	(0.7)	(7.1)
Currency translation	—		—	—	—
December 31, 2011	1.7		0.4	—	2.1
Additions, net of reversals	1.7		5.8	—	7.5
Cash and non-cash uses	(3.4)		(3.2)	—	(6.6)
Currency translation	—		—	—	—
December 31, 2012	$—		$3.0	$—	$3.0
* Amount includes the reversal of $2.2 million of previously accrued restructuring charges.
During 2012, 2011, and 2010, the Company incurred costs of $7.5 million, $0.3 million, and $3.0 million respectively, associated with ongoing restructuring actions. These actions included workforce reductions as well as the closure and consolidation of production facilities in an effort to increase efficiencies across multiple lines of business. In the second quarter of 2011, the Company released approximately $2.2 million of previously accrued restructuring charges as a result of the decision to discontinue a portion of the Company’s restructuring plans. As of December 31, 2012, the Company had $3.0 million accrued for costs associated with its ongoing restructuring actions, of which a majority is expected to be paid within one year.
NOTE 16 – OTHER, NET
For the years ended December 31, the components of Other, net were as follows:

In millions	2012	2011	2010
Interest income	$0.1	$0.4	$0.5
Exchange gain (loss)	(3.3)	4.1	3.1
Other	—	0.1	(0.1)
Other, net	$(3.2)	$4.6	$3.5
NOTE 17 – INCOME TAXES
The subsidiaries of the Company have historically been included in the Ingersoll Rand income tax returns in certain taxing jurisdictions. In preparing its combined financial statements the Company has determined the tax provision for those operations on a separate return basis.
Earnings before income taxes for the years ended December 31 were taxed within the following jurisdictions:

In millions	2012	2011	2010
United States	$317.0	$291.1	$266.4
Non-U.S.	46.9	71.1	60.3
Total	$363.9	$362.2	$326.7

The components of the Provision for income taxes for the years ended December 31 were as follows:

In millions	2012	2011	2010
Current tax expense (benefit):
United States	$121.3	$102.4	$86.0
Non-U.S.	18.6	27.3	25.6
Total:	139.9	129.7	111.6
Deferred tax expense (benefit):
United States	(4.0)	(0.4)	15.0
Non-U.S.	—	1.2	(0.9)
Total:	(4.0)	0.8	14.1
Total tax expense (benefit):
United States	117.3	102.0	101.0
Non-U.S.	18.6	28.5	24.7
Total	$135.9	$130.5	$125.7
The Provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:

	Percent of pretax income
	2012	2011	2010
Statutory U.S. rate	35.0%	35.0%	35.0%
Increase (decrease) in rates resulting from:
Non-U.S. tax rate differential	(0.5)	(1.1)	(0.5)
State and local income taxes (1)	2.8	2.3	2.1
Reserves for uncertain tax positions	0.6	1.7	2.3
Other adjustments	(0.6)	(1.9)	(0.4)
Effective tax rate	37.3%	36.0%	38.5%

(1)	Net of changes in valuation allowances

At December 31, a summary of the deferred tax accounts were as follows:

In millions	2012	2011
Deferred tax assets:
Inventory and accounts receivable	$7.2	$7.1
Fixed assets and intangibles	15.2	15.8
Postemployment and other benefit liabilities	12.9	9.1
Other reserves and accruals	13.8	15.1
Net operating losses and credit carryforwards	21.5	26.6
Investment and other asset basis differences	7.3	10.6
Other	1.1	1.0
Gross deferred tax assets	79.0	85.3
Less: deferred tax valuation allowances	(5.8)	(9.7)
Deferred tax assets net of valuation allowances	$73.2	$75.6
Deferred tax liabilities:
Fixed assets and intangibles	(60.0)	(61.5)
Other reserves and accruals	(1.4)	(5.3)
Other	(1.1)	(2.1)
Gross deferred tax liabilities	(62.5)	(68.9)
Net deferred tax assets (liabilities)	$10.7	$6.7
At December 31, 2012, no deferred taxes have been provided for any portion of the $1.7 billion of undistributed earnings of the Company’s subsidiaries, since these earnings have been, and under current plans will continue to be, permanently reinvested in these subsidiaries. It is not practicable to estimate the amount of additional taxes which may be payable upon distribution.
At December 31, 2012, the Company had the following operating loss and tax credit carryforwards available to offset taxable income in prior and future years:

In millions	Amount	Expiration Period
U.S. Federal net operating loss carryforwards	$15.0	2013-2032
U.S. Federal credit carryforwards	0.3	2014-Unlimited
U.S. State net operating loss carryforwards	14.4	2013-2032
Non-U.S. net operating loss carryforwards	42.6	2013-Unlimited
Non-U.S. credit carryforwards	$9.4	Unlimited
In general, the Company has computed the provision and tax accounts based on the separate return method including those entities that generate separate company losses. However, to the extent the net operating losses generated on the historical tax returns is different than the losses generated based on the separate return basis, an adjustment is made through equity. As such, the deferred tax asset relating to net operating losses and other attributes presented in the table above reflects the losses that will transfer to the Company as a result of the spin-off.
The U.S. state net operating loss carryforwards were incurred in various jurisdictions. The non-U.S. net operating loss carryforwards were incurred in various jurisdictions, predominantly in Turkey, China and the United Kingdom.

Activity associated with the Company’s valuation allowance is as follows:

In millions	2012	2011	2010
Beginning balance	$9.7	$9.8	$9.4
Increase to valuation allowance	1.8	2.0	1.4
Decrease to valuation allowance	(0.1)	—	(0.8)
Net equity with parent	(5.9)	(1.6)	(0.1)
Accumulated other comprehensive income (loss)	0.3	(0.5)	(0.1)
Ending balance	$5.8	$9.7	$9.8
The ending balances for the Company’s valuation allowances include amounts related to the Contributed NOL’s discussed above. Any increase or decrease in valuation allowance due to the Contributed NOL’s is not reflected in the Company’s Combined Statements of Comprehensive Income but rather is reflected as an adjustment to Capital in excess of par value. Any increase or decrease in valuation allowances based on the Company’s operations as reflected in these financial statements is included in the Combined Statements of Comprehensive Income.
The Company has total unrecognized tax benefits of $63.6 million and $63.0 million as of December 31, 2012, and December 31, 2011, respectively. The amount of unrecognized tax benefits that, if recognized, would affect the continuing operations effective tax rate are $55.5 million as of December 31, 2012. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2012	2011	2010
Beginning balance	$63.0	$53.3	$51.4
Additions based on tax positions related to the current year	1.7	1.6	1.8
Additions based on tax positions related to prior years	4.3	17.6	5.7
Reductions based on tax positions related to prior years	(3.7)	(8.7)	(1.9)
Reductions related to settlements with tax authorities	(1.6)	—	(0.5)
Reductions related to lapses of statute of limitations	—	(0.1)	(2.5)
Translation (gain)/loss	(0.1)	(0.7)	(0.7)
Ending balance	$63.6	$63.0	$53.3
The Ending balances reflected above include amounts of unrecognized tax benefits based on the historical activity of the Company not included in these financial statements, primarily related to unrecognized tax benefits on intercompany debt. Any increase or decrease in such unrecognized tax benefits is not reflected in the Company’s Combined Statements of Comprehensive Income but rather is reflected as an adjustment to Capital in excess of par value. Any increase or decrease in unrecognized tax benefits based on the Company’s operations as reflected in these financial statements is included in the Combined Statements of Comprehensive Income.
The Company records interest and penalties associated with the uncertain tax positions within its Provision for income taxes. The Company had reserves associated with interest and penalties, net of tax, of $18.2 million and $11.0 million at December 31, 2012 and December 31, 2011, respectively. For the year ended December 31, 2012 and December 31, 2011, the Company recognized $1.6 million and $3.6 million, respectively, in interest and penalties net of tax in continuing operations related to these uncertain tax positions.
The total amount of unrecognized tax benefits relating to the Company’s tax positions is subject to change based on future events including, but not limited to, the settlements of ongoing audits and/or the expiration of applicable statutes of limitations. Although the outcomes and timing of such events are highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits, excluding interest and penalties, could potentially be reduced by up to approximately $1.6 million during the next 12 months.
The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by the Company. In addition, tax authorities periodically review income tax returns filed by the Company and can raise issues regarding its filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Canada, China, Italy, Mexico and the United States. In general, the examination of the material tax returns of subsidiaries of the Company is complete for the years prior to 2001, with certain matters being resolved through appeals and litigation.
As a result of the Healthcare Reform Legislation, defined in Note 11, effective 2013, the tax benefits available to the Company are reduced to the extent its prescription drug expenses are reimbursed under the Medicare Part D retiree drug subsidy program. Although the provisions of the Healthcare Reform Legislation relating to the retiree drug subsidy program did not take effect until 2013, the Company is required to recognize the full accounting impact in its financial statements in the reporting period in which the Healthcare Reform Legislation is enacted. As retiree healthcare liabilities and related tax impacts were already reflected in the Company’s financial statements, the Healthcare Reform Legislation resulted in a non-cash charge to income tax expense in the first quarter of 2010 of $3.8 million. In 2012, the Company recorded a $0.7 million non-cash charge to income tax expense related to the required tax accounting between the enactment date of March 30, 2010 and the effective date of January 1, 2013 of the Healthcare Reform Legislation.
NOTE 18 – DISCONTINUED OPERATIONS
The components of discontinued operations for the years ended December 31 are as follows:

In millions	2012	2011	2010
Net revenues	$—	$72.2	$78.0
Pre-tax earnings (loss) from operations	(2.8)	(2.9)	(4.1)
Pre-tax gain (loss) on sale	(1.5)	(6.7)	—
Tax benefit (expense)	1.6	2.3	1.6
Discontinued operations, net of tax	$(2.7)	$(7.3)	$(2.5)
Integrated Systems and Services Divestiture
On December 30, 2011, the Company completed the divestiture of its security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. This business, which was previously reported as part of the Americas segment, designs, installs and services security systems. The Company reported this business as a discontinued operation for all periods presented. During 2011, the Company recorded a pre-tax loss on sale of $6.7 million ($5.2 million after-tax) within discontinued operations.
Net revenues and after-tax earnings of the Integrated Systems and Services business for the year ended December 31 were as follows:

In millions	2012	2011	2010
Net revenues	$—	$72.2	$78.0
After-tax earnings (loss) from operations	$(0.5)	$(1.3)	$(2.5)
Gain (loss) on sale, net of tax	(1.5)	(5.2)	—
Discontinued operations, net of tax	$(2.0)	$(6.5)	$(2.5)
Other divestitures
Other discontinued operations, net of tax was a loss of $0.7 million and $0.8 million for the years ended December 31, 2012 and 2011, respectively, and was mainly related to indemnification obligations from previously sold businesses.
NOTE 19 – COMMITMENTS AND CONTINGENCIES
The Company is involved in various litigations, claims and administrative proceedings, including those related to environmental and product warranty matters. Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available. Subject to the uncertainties inherent in estimating future costs for contingent liabilities, except as expressly set forth in this note, management believes that any liability which may result from these legal matters would not have a material adverse effect on the financial condition, results of operations, liquidity or cash flows of the Company.

Environmental Matters
The Company is dedicated to an environmental program to reduce the utilization and generation of hazardous materials during the manufacturing process and to remediate identified environmental concerns. As to the latter, the Company is currently engaged in site investigations and remediation activities to address environmental cleanup from past operations at current and former production facilities.
The Company is sometimes a party to environmental lawsuits and claims and has received notices of potential violations of environmental laws and regulations from the Environmental Protection Agency and similar state authorities. It has also been identified as a potentially responsible party (“PRP”) for cleanup costs associated with off-site waste disposal at federal Superfund and state remediation sites. For all such sites, there are other PRPs and, in most instances, the Company’s involvement is minimal.
In estimating its liability, the Company has assumed it will not bear the entire cost of remediation of any site to the exclusion of other PRPs who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account, based on our understanding of the parties’ financial condition and probable contributions on a per site basis. Additional lawsuits and claims involving environmental matters are likely to arise from time to time in the future.
The Company incurred $2.9 million, $1.9 million, and $1.1 million of expenses during the years ended December 31, 2012, 2011 and 2010, respectively, for environmental remediation at sites presently or formerly owned or leased by us. As of December 31, 2012 and 2011, the Company has total recorded reserves for environmental matters of $11.8 million and $11.6 million, respectively. Of these amounts $2.5 million and $2.4 million, respectively, relate to remediation of sites previously disposed by the Company. Environmental reserves are classified as Accrued expenses and other current liabilities, or Other noncurrent liabilities based on their expected term. The Company’s total current environmental reserve at December 31, 2012 and 2011 was $2.3 million and $3.0 million, respectively. Given the evolving nature of environmental laws, regulations and technology, the ultimate cost of future compliance is uncertain.
Warranty Liability
Standard product warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience. The Company assesses the adequacy of its liabilities and will make adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.
The changes in the standard product warranty liability for the year ended December 31, were as follows:

In millions	2012	2011
Balance at beginning of period	$9.1	$8.6
Reductions for payments	(4.9)	(4.5)
Accruals for warranties issued during the current period	4.9	5.2
Changes to accruals related to preexisting warranties	0.4	(0.2)
Translation	0.1	—
Balance at end of period	$9.6	$9.1
Standard product warranty liabilities are classified as Accrued expenses and other current liabilities.
Other Commitments and Contingencies
Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased by the Company. Total rental expense was $35.5 million in 2012, $22.7 million in 2011 and $15.3 million in 2010. Minimum lease payments required under non-cancellable operating leases with terms in excess of one year for the next five years are as follows: $19.3 million in 2013, $12.1 million in 2014, $10.4 million in 2015, $8.4 million in 2016, and $4.5 million in 2017.
NOTE 20 – BUSINESS SEGMENT INFORMATION
The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that the operating segments’ results are prepared on a management basis that is consistent with the manner in which the Company disaggregates financial information for internal review and decision making. The Company largely evaluates performance based on Segment operating income and Segment operating margins.
Segment operating income is the measure of profit and loss that the Company’s chief operating decision maker uses to evaluate the financial performance of the business and as the basis for resource allocation, performance reviews, and compensation. For these reasons, the Company believes that Segment operating income represents the most relevant measure of segment profit and loss. The Company’s chief operating decision maker may exclude certain charges or gains, such as corporate charges and other special charges, from Operating income to arrive at a Segment operating income that is a more meaningful measure of profit and loss upon which to base its operating decisions. The Company defines Segment operating margin as Segment operating income as a percentage of Net revenues.
On December 30, 2011, the Company completed the divestiture of its security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. Segment information for the Americas segment excludes the results of this business for all periods presented.
Each reportable segment is based primarily on the geography in which it operates. The operating segments have been aggregated as required by GAAP. A description of the Company’s reportable segments is as follows:
The Americas segment provides security products and solutions in approximately 30 countries throughout North America and parts of South America. The segment sells a broad range of products and solutions including, locks, locksets, key systems, door closers, exit devices, doors and door frames, electronic product and access control systems to end-users in commercial, institutional and residential facilities, including into the education, healthcare, government, commercial office and single- and multi-family residential markets. This segment’s strategic brands are Schlage, Von Duprin and LCN.
The EMEIA segment provides security products and solutions throughout Europe, the Middle East, India and Africa in approximately 85 countries. The segment offers customers the same portfolio of products as the Americas segment, as well as time and attendance and workforce productivity solutions. This segment’s strategic brands are CISA and Interflex. This segment also resells Schlage, Von Duprin and LCN products, primarily in the Middle East.
The Asia Pacific segment provides security products and solutions throughout Asia Pacific in approximately 14 countries. The segment offers customers the same portfolio of products as the Americas segment, as well as video analytics solutions. This segment’s strategic brands are Schlage, CISA, Von Duprin and LCN.
Effective January 1, 2013, a product line was transferred from the Asia Pacific segment to the Americas segment. This transfer is reflected in the historical segment results for each of the fiscal years in the three-year period ended December 31, 2012. Also, within the Interim Condensed Combined Financial Statements for the nine months ended September 30, 2013, goodwill was reclassified from the Asia Pacific segment to the Americas segment.

A summary of operations and balance sheet information by reportable segments as of and for the years ended December 31 were as follows:

Dollar amounts in millions	2012	2011	2010
Americas
Net revenues	$1,471.9	$1,402.2	$1,379.2
Segment operating income	377.2	347.8	322.3
Segment operating margin	25.6%	24.8%	23.4%
Depreciation and amortization	23.3	22.8	24.2
Capital expenditures	16.9	18.9	14.3
Total segment assets	883.3	883.4	903.1

EMEIA
Net revenues	428.3	476.0	470.5
Segment operating income	8.2	19.4	17.2
Segment operating margin	1.9%	4.1%	3.7%
Depreciation and amortization	18.3	20.9	20.7
Capital expenditures	1.7	5.5	6.6
Total segment assets	724.4	798.5	823.5

Asia Pacific
Net revenues	146.4	143.0	118.0
Segment operating income	11.4	11.9	11.0
Segment operating margin	7.8%	8.3%	9.3%
Depreciation and amortization	2.2	2.3	2.4
Capital expenditures	1.0	1.1	0.9
Total segment assets	310.9	294.8	256.7

Total net revenues	$2,046.6	$2,021.2	$1,967.7

Reconciliation to Operating Income
Segment operating income from reportable segments	$396.8	$379.1	$350.5
Unallocated corporate expense	(28.2)	(20.1)	(25.5)
Total operating income	368.6	359.0	325.0
Total operating income as a percentage of revenues	18.0%	17.8%	16.5%

Depreciation and amortization from reportable segments	43.8	46.0	47.3

Capital expenditures from reportable segments	19.6	25.5	21.8

Assets from reportable segments	1,918.6	1,976.7	1,983.3
Unallocated assets (1)	65.2	59.5	69.2
Total assets	$1,983.8	$2,036.2	$2,052.5
(1) Unallocated assets consists of deferred income tax balances.
Revenues by destination and product category and long-lived assets by geographic area for the years ended December 31 were as follows:

In millions	2012	2011	2010
Revenues
United States	$1,299.3	$1,241.3	$1,228.3
Non-U.S.	747.3	779.9	739.4
Total	$2,046.6	$2,021.2	$1,967.7

In millions	2012	2011	2010
Revenues
Mechanical	$1,635.8	$1,601.8	$1,578.3
Electronic	410.8	419.4	389.4
Total	$2,046.6	$2,021.2	$1,967.7

In millions	2012	2011
Long-lived assets
United States	$148.1	$153.3
Non-U.S.	225.4	239.8
Total	$373.5	$393.1

SCHEDULE II
Allegion
Valuation and Qualifying Accounts
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

Allowances for Doubtful Accounts:

Balance December 31, 2009	$5.1
Additions charged to costs and expenses	2.1
Deductions*	(2.5)
Currency translation	(0.1)
Other	(0.3)

Balance December 31, 2010	4.3
Additions charged to costs and expenses	0.9
Deductions*	(2.0)
Business acquisitions and divestitures, net	0.2

Balance December 31, 2011	3.4
Additions charged to costs and expenses	2.4
Deductions*	(1.5)
Currency translation	0.1

Balance December 31, 2012	$4.4

(*)	“Deductions” include accounts and advances written off, less recoveries.

Allegion
Condensed Combined Statements of Comprehensive Income
(Unaudited)

	Nine months ended
	September 30,
In millions	2013	2012
Net revenues	$1,542.9	$1,500.4
Cost of goods sold	(899.8)	(894.2)
Selling and administrative expenses	(359.5)	(337.0)
Asset impairment	(137.6)	—
Operating income	146.0	269.2
Interest expense	(1.4)	(1.1)
Other, net	(6.9)	(2.6)
Earnings before income taxes	137.7	265.5
Provision for income taxes	(101.9)	(99.2)
Earnings from continuing operations	35.8	166.3
Discontinued operations, net of tax	(0.3)	(1.5)
Net earnings	35.5	164.8
Less: Net earnings attributable to noncontrolling interests	(13.9)	(3.9)
Net earnings attributable to Allegion	$21.6	$160.9
Amounts attributable to Allegion:
Continuing operations	$21.9	$162.4
Discontinued operations	(0.3)	(1.5)
Net earnings	$21.6	$160.9

Total comprehensive income (loss)	$(12.3)	$203.6
Less: Total comprehensive (income) loss attributable to noncontrolling interests	(14.8)	(4.1)
Total comprehensive income (loss) attributable to Allegion	$(27.1)	$199.5
See accompanying notes to condensed combined financial statements.

Allegion
Condensed Combined Balance Sheets
(Unaudited)

In millions	September 30, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$368.5	$317.5
Accounts receivable from third parties	306.4	288.2
Costs in excess of billings on uncompleted contracts	118.7	93.7
Inventories	163.2	166.4
Other current assets	46.3	44.1
Total current assets	1,003.1	909.9
Property, plant and equipment, net	206.6	232.0
Goodwill	505.4	637.9
Intangible assets, net	145.4	150.5
Other noncurrent assets	64.6	53.5
Total assets	$1,925.1	$1,983.8
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$209.6	$227.2
Accrued compensation and benefits	61.5	60.5
Accrued expenses and other current liabilities	98.4	92.8
Short-term borrowings and current maturities of long-term debt	2.1	2.2
Total current liabilities	371.6	382.7
Long-term debt	2.7	2.8
Postemployment and other benefit liabilities	139.9	121.5
Deferred and noncurrent income taxes	95.0	92.0
Other noncurrent liabilities	14.9	18.6
Total liabilities	624.1	617.6
Equity:
Parent company investment	1,324.8	1,350.9
Accumulated other comprehensive income (loss)	(56.4)	(7.7)
Total Parent Company equity	1,268.4	1,343.2
Noncontrolling interest	32.6	23.0
Total equity	1,301.0	1,366.2
Total liabilities and equity	$1,925.1	$1,983.8
See accompanying notes to condensed combined financial statements.

Allegion
Condensed Combined Statements of Cash Flows
(Unaudited)

	Nine months ended
	September 30,
In millions	2013	2012
Cash flows from operating activities:
Net earnings	$35.5	$164.8
(Income) loss from discontinued operations, net of tax	0.3	1.5
Adjustments to arrive at net cash provided by (used in) operating activities:
Asset impairment	137.6	—
Depreciation and amortization	34.2	32.6
(Gain) loss on sale of property, plant and equipment	(21.3)	0.1
Changes in other assets and liabilities, net	(47.4)	(17.7)
Other, net	19.0	17.6
Net cash provided by (used in) continuing operating activities	157.9	198.9
Net cash provided by (used in) discontinued operating activities	(0.3)	(1.5)
Net cash provided by (used in) operating activities	157.6	197.4
Cash flows from investing activities:
Capital expenditures	(12.0)	(14.1)
Proceeds from sale of property, plant and equipment	24.4	2.1
Net cash provided by (used in) continuing investing activities	12.4	(12.0)
Cash flows from financing activities:
Short-term borrowings, net	(0.1)	(0.3)
Payments of long-term debt	(0.1)	(0.1)
Net proceeds (repayments) in debt	(0.2)	(0.4)
Dividends paid to noncontrolling interests	(5.2)	(2.9)
Net transfers from (to) Parent and affiliates	(118.5)	(238.8)
Net cash provided by (used in) continuing financing activities	(123.9)	(242.1)
Effect of exchange rate changes on cash and cash equivalents	4.9	14.5
Net increase (decrease) in cash and cash equivalents	51.0	(42.2)
Cash and cash equivalents - beginning of period	317.5	376.8
Cash and cash equivalents - end of period	$368.5	$334.6
See accompanying notes to condensed combined financial statements.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – BUSINESS ACTIVITIES AND BASIS OF PRESENTATION
In December 2012, Ingersoll-Rand plc, an Irish public limited company, and its consolidated subsidiaries (“Ingersoll Rand”) announced that its Board of Directors approved a plan to spin off the commercial and residential security businesses (the “spin-off”). The spin-off will result in two stand-alone companies: Ingersoll Rand and Allegion plc and its consolidated subsidiaries (“Allegion” or the “Company”), a leading global provider of security products and solutions that keep people and places safe, secure and productive. The Company offers an extensive and versatile portfolio of mechanical and electronic security products across a range of market-leading brands including Schlage®, LCN®, Von Duprin®, CISA® and Interflex®.
The completion of the spin-off is subject to certain customary conditions, unless waived by Ingersoll Rand, including receipt of regulatory approvals; the receipt of a private letter ruling from the U.S. Internal Revenue Service (“IRS”) and opinions of tax counsel confirming that the distribution and certain transactions entered into in connection with the distribution generally will be tax-free to Ingersoll Rand and its shareholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares; execution of intercompany agreements; effectiveness of appropriate filings with the U.S. Securities and Exchange Commission; and final approval of the transactions contemplated by the spin-off, as may be required under Irish law. There can be no assurance that any separation transaction will ultimately occur, or, if one does occur, its terms or timing.
Upon completion of the spin-off, we will hold the commercial and residential security businesses and will become an independent, publicly-traded company. The Company is anticipated to be an Irish plc.
Basis of Presentation:  The accompanying Condensed Combined Financial Statements reflect the combined operations of the Company as it will be constituted following the spin-off and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as defined by the Financial Accounting Standards Board (“FASB”) within the FASB Accounting Standards Codification (“ASC”).
The Condensed Combined Financial Statements include all subsidiaries that will be majority-owned by the Company immediately following the spin-off. A noncontrolling interest in a subsidiary is considered an ownership interest in a majority-owned subsidiary that is not attributable to the parent. The Company includes Noncontrolling interest as a component of Total equity in the Condensed Combined Balance Sheet and the Net earnings attributable to noncontrolling interests are presented as an adjustment from Net earnings used to arrive at Net earnings attributable to Allegion in the Condensed Combined Statement of Comprehensive Income.
Partially-owned equity affiliates represent 20-50% ownership interests in investments where the Company demonstrates significant influence, but does not have a controlling financial interest. Partially-owned equity affiliates are accounted for under the equity method. The Company also consolidates variable interest entities in which it bears a majority of the risk to the entities’ potential losses or stands to gain from a majority of the entities’ expected returns. Intercompany accounts and transactions have been eliminated. Transactions between the Company and Ingersoll Rand and its affiliates are herein referred to as “related party” or “affiliated” transactions. The assets, liabilities, results of operations and cash flows of all discontinued operations have been separately reported as discontinued operations and held for sale for all periods presented.
The Condensed Combined Financial Statements have been derived from the consolidated financial statements and accounting records of Ingersoll Rand and include allocations for direct costs and indirect costs attributable to the operations of the Company. The Company used certain underlying activity drivers as a basis of allocation, including revenue, materials usage, head-count utilization and other factors. While both the Company and Ingersoll Rand believe such allocations are reasonable, these condensed combined financial statements do not purport to reflect what the results of operations, comprehensive income (loss), financial position, equity or cash flows would have been had the Company operated as a standalone public company for the periods presented. Note 3 provides information regarding general corporate overhead allocations.
NOTE 2 - RECENT ACCOUNTING PRONOUNCEMENTS
Recently Adopted Accounting Pronouncements
In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“AOCI”). ASU 2013-02 requires a rollforward of changes in AOCI by component and information about significant reclassifications from AOCI to Net earnings to be presented in one location, either on the face of the financial statements or in the notes. This new guidance is effective for fiscal years beginning after December 15, 2012 and subsequent interim periods. The requirements of ASU 2013-02 did not have a material impact on the Company’s condensed combined financial statements. The revised disclosure requirements are reflected in Note 11.
In December 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-11, “Disclosures about Offsetting Assets and Liabilities.” ASU 2011-11 requires enhanced disclosures including both gross and net information about financial and derivative instruments eligible for offset or subject to an enforceable master netting arrangement or similar agreement. This new guidance is effective for annual reporting periods beginning on or after January 1, 2013 and subsequent interim periods. The requirements of ASU 2011-11 did not have an impact on the condensed combined financial statements.
In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” ASU 2013-01 clarifies the scope of ASU 2011-11 to apply to derivative instruments that are offset or subject to an enforceable master netting arrangement or similar agreement. This clarified guidance is effective for annual reporting periods beginning on or after January 1, 2013 and subsequent interim periods. The revised requirements of ASU 2013-01 did not have an impact on the condensed combined financial statements.
Recently Issued Accounting Pronouncements
In February 2013, the FASB issued ASU 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date.” ASU 2013-04 provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements where the total obligation is fixed at the reporting date, and for which no specific guidance currently exists. This new guidance is effective for annual reporting periods beginning on or after December 15, 2013 and subsequent interim periods. The Company is currently assessing the impact, if any, on its combined financial statements.
In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” ASU 2013-05 clarifies the application of US GAAP to the release of cumulative translation adjustments related to changes of ownership in or within foreign entities, including step acquisitions. This new guidance is effective for annual reporting periods beginning on or after December 15, 2013 and subsequent interim periods.
In July 2013, the FASB issued ASU 2013-10, “Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.” ASU 2013-10 allows the Fed Funds Effective Swap Rate (OIS) to be designated as a U.S. benchmark interest rate for hedge accounting purposes, in addition to interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. The amendments also remove the restriction on using different benchmark rates for similar hedges. The amendments are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Company does not anticipate the requirements of ASU 2013-10 will have a material impact on its combined financial statements.
In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies guidance and eliminates diversity in practice on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. This new guidance is effective for annual reporting periods beginning on or after December 15, 2013 and subsequent interim periods. The Company is currently assessing the impact, if any, on its combined financial statements.
NOTE 3 - RELATED PARTY TRANSACTIONS
Ingersoll Rand provides the Company’s subsidiaries with certain centrally managed services and corporate functions in the areas of finance, information technology, employee benefits, legal, human resources, integrated supply chain and marketing. In addition, as discussed in Note 9, certain employees of the Company’s subsidiaries are eligible to participate in certain Ingersoll Rand employee benefit plans that are sponsored and administered by Ingersoll Rand or its affiliates.
The Company’s subsidiaries use of these services and its participation in these employee benefit plans generates both direct and indirect costs. These direct and indirect costs and benefits relating to the services and benefit plans are charged to the Company’s subsidiaries and are included in Cost of goods sold and Selling and administrative expenses.
Costs associated with centrally managed services have been billed to the Company’s subsidiaries on the basis of direct usage. Historical Ingersoll Rand corporate allocations have been generally allocated to the Company’s subsidiaries on the basis of revenue, assets, payroll expense, and selling and administrative expenses. Incremental corporate costs have been allocated to the Company’s subsidiaries on a similar basis. Such costs are allocated to the Company’s subsidiaries using allocation methods that management of Ingersoll Rand and the Company’s subsidiaries believe are reasonable.
The Condensed Combined Financial Statements reflect these direct and indirect costs through a corporate overhead allocation. For the nine months ended September 30, these allocated Ingersoll Rand costs amounted to:

In millions	2013	2012
Centrally managed service costs	$72.6	$55.3
Historical Ingersoll Rand corporate overhead allocations	35.1	31.2
Incremental corporate costs not previously allocated to businesses	24.8	16.6
Total	$132.5	$103.1
Ingersoll Rand provides centralized treasury functions for the Company’s subsidiaries, whereby, Ingersoll Rand regularly transferred cash both to and from the Company’s subsidiaries, as necessary. Loans receivable/payable from/to related parties have been included in Parent company investment in the Condensed Combined Financial Statements.
Intercompany receivables/payables from/to related parties arising from the corporate overhead activity described above have been included in Parent company investment in the Condensed Combined Financial Statements.
We intend to enter into a Tax Matters Agreement with Ingersoll Rand, as described under "Certain Relationships and Related Party Transactions." We have reflected the estimated impact of this agreement in footnote (a) of the "Unaudited Pro Forma Combined Financial Statements"
NOTE 4 – INVENTORIES
Depending on the business, U.S. inventories are stated at the lower of cost or market using the last-in, first-out (“LIFO”) method or the lower of cost or market using the first-in, first-out (“FIFO”) method. Non-U.S. inventories are primarily stated at the lower of cost or market using the FIFO method.
The major classes of inventory were as follows:

In millions	September 30, 2013	December 31, 2012
Raw materials	$76.4	$80.4
Work-in-process	32.5	22.2
Finished goods	87.1	95.5
	196.0	198.1
LIFO reserve	(32.8)	(31.7)
Total	$163.2	$166.4
NOTE 5 – GOODWILL
The changes in the carrying amount of goodwill for the nine months ended September 30, 2013 were as follows :

In millions	Americas	EMEIA	Asia Pacific	Total
Balance as of December 31, 2012
Goodwill (gross)	$339.0	$536.7	$110.1	$985.8
Accumulated impairment	—	(341.0)	(6.9)	(347.9)
	339.0	195.7	103.2	637.9
Acquisitions and adjustments *	23.8	—	(23.8)	—
Impairment losses **	—	(137.6)	—	(137.6)
Currency translation	—	4.0	1.1	5.1
Balance as of September 30, 2013
Goodwill (gross)	362.8	540.7	87.4	990.9
Accumulated impairment	—	(478.6)	(6.9)	(485.5)
	$362.8	$62.1	$80.5	$505.4
* During 2013, the Company made a reclassification of goodwill related to a product line transfer from the Asia Pacific segment to the Americas segment.

** The Company performed an interim impairment test on goodwill of its Europe, Middle East, India, and Africa ("EMEIA") reporting unit during the third quarter of 2013. In relation to the 2012 annual impairment test, the Company disclosed that the fair value of its EMEIA reporting unit exceeded it carrying value by 2.5% as of October 1, 2012. The Company continued to monitor the close proximity of the reporting unit's carrying value compared to its fair value and, in the third quarter, determined it was required to complete the first step of a two-step interim impairment test, as defined under U.S. GAAP. The first step of the goodwill impairment test compares the carrying value of a reporting unit to its estimated fair value. The results of the third quarter 2013 interim impairment test indicated that the estimated fair value of the EMEIA reporting unit was less than its carrying value; consequently, the Company completed the second step of the interim impairment test which resulted in a $137.6 million non-cash pre-tax goodwill impairment charge.

NOTE 6 – INTANGIBLE ASSETS
The gross amount of the Company’s intangible assets and related accumulated amortization were as follows:

	September 30, 2013			December 31, 2012
In millions	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Completed technologies/patents	$25.6	$(23.0)	$2.6	$24.1	$(21.7)	$2.4
Customer relationships	106.1	(36.8)	69.3	103.7	(32.9)	70.8
Trademarks (finite-lived)	99.5	(35.1)	64.4	97.4	(31.5)	65.9
Other	13.3	(13.2)	0.1	15.8	(13.4)	2.4
Total finite-lived intangible assets	244.5	$(108.1)	136.4	241.0	$(99.5)	141.5
Trademarks (indefinite-lived)	9.0		9.0	9.0		9.0
Total	$253.5		$145.4	$250.0		$150.5
Intangible asset amortization expense was $7.1 million for the nine months ended September 30, 2013 and 2012 . Future estimated amortization expense on existing intangible assets in each of the next five years amounts to approximately $ 8.9 million for 2013, $ 8.9 million for 2014, $ 7.9 million for 2015, $ 7.8 million for 2016, and $ 7.7 million for 2017.
NOTE 7 – DEBT AND CREDIT FACILITIES
Ingersoll Rand uses a centralized approach to cash management and financing of its operations excluding debt directly incurred by any of its businesses, such as capital lease obligations. Accordingly, Ingersoll Rand’s consolidated debt and related interest expense, exclusive of amounts incurred directly by the Company, have been allocated to the Company based on an assessment of the Company’s share of external debt using historical data. Based on this assessment, the Company has had limited historical financing needs, primarily due to the generation of significant cash flows from operations, and therefore no consolidated debt or interest expense was allocated to the Company.
Short-term borrowings and current maturities of long-term debt consisted of the following:

In millions	September 30, 2013	December 31, 2012
Current maturities of long-term debt, including capital leases	$0.3	$0.9
Short-term borrowings	1.8	1.3
Total	$2.1	$2.2
Long-term debt excluding current maturities consisted of the following:

In millions	September 30, 2013	December 31, 2012
Long-term debt, including capital leases, maturing in various amounts to 2016	$2.7	$2.8

At the time of the spin-off, we expect to have approximately $1.3 billion of indebtedness and a senior secured revolving credit facility permitting borrowings of up to $500 million. On October 4, 2013, we issued $300 million of 5.75% senior notes due 2021 (the “senior notes”), and prior to the spin-off we expect to enter into a credit agreement providing for (i) $1.0 billion of senior secured term loan facilities, consisting of a $500 million “tranche A” term loan facility due in 2018 (the “Term Loan A Facility”) and a $500 million “tranche B” term loan facility due in 2020 (the “Term Loan B Facility,” and together with the Term Loan A Facility, the “Term Facilities”), and (ii) a $500 million senior secured revolving credit facility maturing in 2018. We refer to these credit facilities as our “senior secured credit facilities.” We expect our senior secured revolving credit facility to be undrawn upon the completion of the spin-off. The net proceeds of this indebtedness will be distributed to Ingersoll Rand.
Allegion plc and certain of its subsidiaries guarantee the issuer's obligations under the senior notes on a senior unsecured basis.
The indebtedness, obligations and liabilities under the senior secured credit facilities will be unconditionally guaranteed jointly and severally on a senior secured basis by Allegion plc and certain of its current and future restricted subsidiaries, and will be secured, subject to permitted liens and other exceptions and exclusions, by a first-priority lien on substantially all tangible and intangible assets of the borrower and each domestic guarantor (including (i) a perfected pledge of all of the capital stock of Allegion US Holding Company Inc. (the “borrower”) and each direct, wholly-owned material restricted subsidiary held by the borrower or any guarantor (subject to certain limitations with respect to foreign subsidiaries) and (ii) perfected security interests in, and mortgages on, accounts, inventory, equipment, general intangibles, commercial tort claims, investment property, intellectual property, material fee-owned real property, letter-of-credit rights, intercompany notes and proceeds of the foregoing, except for certain excluded assets. For further details, such as debt covenants and events of default, see “Description of Material Indebtedness.”
NOTE 8 – FINANCIAL INSTRUMENTS
In the normal course of business, the Company may use various financial instruments, including derivative instruments, to manage the risks associated with currency rate exposures. These financial instruments are not used for trading or speculative purposes.
On the date a derivative contract is entered into, the Company designates the derivative instrument as a cash flow hedge of a forecasted transaction, a cash flow hedge of a recognized asset or liability, or as an undesignated derivative. The Company formally documents its hedge relationships, including identification of the derivative instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivative instruments that are designated as hedges to specific assets, liabilities or forecasted transactions.
The fair market value of derivative instruments is determined through market-based valuations and may not be representative of the actual gains or losses that will be recorded when these instruments mature due to future fluctuations in the markets in which they are traded.
The Company assesses at inception and at least quarterly thereafter, whether the derivatives used in cash flow hedging transactions are highly effective in offsetting the changes in the cash flows of the hedged item. To the extent the derivative is deemed to be a highly effective hedge, the fair market value changes of the instrument are recorded to Accumulated other comprehensive income (AOCI).
Any ineffective portion of a derivative instrument’s change in fair value is recorded in Net earnings in the period of change. If the hedging relationship ceases to be highly effective, or it becomes probable that a forecasted transaction is no longer expected to occur, the hedging relationship will be de-designated and any future gains and losses on the derivative instrument will be recorded in Net earnings.
The notional amount of the Company’s currency derivatives was $ 42.5 million and $ 41.2 million at September 30, 2013 and December 31, 2012 , respectively. At September 30, 2013 and December 31, 2012 , $ 0.0 million and a loss of $ 0.2 million , net of tax, respectively, was included in AOCI related to the fair value of the Company’s currency derivatives designated as accounting hedges. The amount expected to be reclassified into Net earnings over the next twelve months is $ 0.0 million . The actual amounts that will be reclassified to Net earnings may vary from this amount as a result of changes in market conditions. At September 30, 2013 , the maximum term of the Company’s currency derivatives was approximately twelve months.

The fair values of derivative instruments included within the Condensed Combined Balance Sheets were as follows:

	Asset derivatives		Liability derivatives
In millions	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Currency derivatives designated as hedges	$0.3	$0.1	$0.3	$0.3
Asset and liability derivatives included in the table above are recorded within Other current assets and Accrued expenses and other current liabilities, respectively.
The amounts associated with derivatives designated as hedges affecting Net earnings and AOCI for the nine months ended September 30 were as follows:

	Amount of gain (loss) recognized in AOCI		Location of gain (loss) reclassified from AOCI and recognized into Net earnings	Amount of gain (loss) reclassified from AOCI and recognized into Net earnings
In millions	2013	2012		2013	2012
Currency derivatives	$1.1	$(1.6)	Cost of goods sold	$0.9	$—
Concentration of Credit Risk
The counterparties to the Company’s forward contracts consist of a number of investment grade major international financial institutions. The Company could be exposed to losses in the event of nonperformance by the counterparties. However, the credit ratings and the concentration of risk in these financial institutions are monitored on a continuous basis and present no significant credit risk to the Company.
NOTE 9 – PENSIONS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
Ingersoll Rand sponsors several U.S. defined benefit and defined contribution plans covering substantially all of U.S. employees. Additionally, Ingersoll Rand, has non-U.S. defined benefit and defined contribution plans covering eligible non-U.S. employees. Postretirement benefits, other than pensions, provide healthcare benefits, and in some instances, life insurance benefits for certain eligible retired employees.
Pension Plans
The noncontributory defined benefit pension plan covering non-collectively bargained U.S. employees provides benefits on an average pay formula while for collectively bargained U.S. employees, the plan provides benefits on a flat dollar benefit formula. The non-U.S. pension plans generally provide benefits based on earnings and years of service. The Company, together with Ingersoll Rand, also maintains additional other supplemental pension plans for officers and other key employees.
Many of the plans covering the Company’s employees also cover employees of other Ingersoll Rand subsidiaries. For each of these plans, the Company has recorded its portion of expense and the related obligations which have been actuarially determined and assets have been allocated proportionally. The contribution amounts for periods prior to the spin-off were determined in total for each of the plans and allocated to the Company based on the accumulated benefit obligation. In conjunction with the spin-off, these plans will be legally separated and the assets, if any, allocated based on the statutory requirements in the jurisdiction.

Th e components of the Company’s net periodic pension benefit costs for the nine months ended September 30 were as follows:

	U.S.		Non-U.S.
In millions	2013	2012	2013	2012
Service cost	$6.7	$7.2	$2.8	$2.4
Interest cost	7.6	8.3	7.8	7.7
Expected return on plan assets	(8.0)	(8.7)	(7.2)	(7.2)
Net amortization of:
Prior service costs	0.4	0.7	—	—
Plan net actuarial losses	2.9	3.1	1.3	1.3
Net periodic pension benefit cost	9.6	10.6	4.7	4.2
Net curtailment and settlement losses	—	2.4	—	—
Net periodic pension benefit cost after net curtailment and settlement losses	$9.6	$13.0	$4.7	$4.2
Amounts recorded in continuing operations	$9.6	$13.0	$4.7	$4.2
The Company made required and discretionary employer contributions of $ 0.9 million and $ 1.8 million to its defined benefit pension plans during the nine months ended September 30, 2013 and 2012 , respectively.
Postretirement Benefits Other Than Pensions
Ingersoll Rand, sponsors several postretirement plans that provide for healthcare benefits, and in some instances, life insurance benefits that cover certain eligible retired employees. The Company funds postretirement benefit obligations principally on a pay as you go basis. Generally, postretirement health benefits are contributory with contributions adjusted annually. Life insurance plans for retirees are primarily noncontributory.
The components of net periodic postretirement benefit cost for the nine months ended September 30 were as follows:

In millions	2013	2012
Service cost	$0.2	$0.3
Interest cost	0.4	0.5
Net amortization of:
Prior service gains	(1.7)	(1.5)
Net actuarial losses	0.2	0.1
Net periodic postretirement benefit cost (income)	$(0.9)	$(0.6)
Amounts recorded in continuing operations	$(0.9)	$(0.6)
NOTE 10 – FAIR VALUE MEASUREMENTS
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

•	Level 1 – Inputs based on quoted prices in active markets for identical assets or liabilities.

•
Level 2 – Inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3 – Unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Assets and liabilities measured at fair value at September 30, 2013 were as follows:

	Fair value measurements			Total fair value
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring fair value measurements
Assets:
Marketable securities	$20.1	$—	$—	$20.1
Derivative instruments	—	0.3	—	0.3
Total asset recurring fair value measurements	$20.1	$0.3	$—	$20.4
Liabilities:
Derivative instruments	$—	$0.3	$—	$0.3
Total liability recurring fair value measurements	$—	$0.3	$—	$0.3
Assets and liabilities measured at fair value at December 31, 2012 were as follows:

	Fair value measurements			Total fair value
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring fair value measurements
Assets:
Marketable securities	$16.7	$—	$—	$16.7
Derivative instruments	—	0.1	—	0.1
Total asset recurring fair value measurements	$16.7	$0.1	$—	$16.8
Liabilities:
Derivative instruments	$—	$0.3	$—	$0.3
Total liability recurring fair value measurements	$—	$0.3	$—	$0.3
The Company determines the fair value of its financial assets and liabilities using the following methodologies:

•
Marketable securities – These securities include investments in publicly-traded stock of non-U.S. companies held by non-U.S. subsidiaries of the Company. The fair value is obtained for the securities based on observable market prices quoted on public stock exchanges.

•
Derivative instruments – These instruments include forward foreign currency contracts. The fair value of the derivative instruments are determined based on a pricing model that uses spot rates and forward prices from actively quoted currency markets that are readily accessible and observable.

The carrying value of cash and cash equivalents, accounts receivable, and accounts payable and short-term borrowings are a reasonable estimate of their fair value due to the short-term nature of these instruments.
These methodologies used by the Company to determine the fair value of its financial assets and liabilities at September 30, 2013 are the same as those used at December 31, 2012 . There have been no significant transfers between Level 1 and Level 2 categories.

NOTE 11 – EQUITY
The components of Equity for the nine months ended September 30, 2013 were as follows:

In millions	Parent company's net investment	Noncontrolling interests	Total equity
Balance at December 31, 2012	$1,343.2	$23.0	$1,366.2
Net earnings	21.6	13.9	35.5
Currency translation	(56.9)	0.9	(56.0)
Change in value of marketable securities and derivatives qualifying as cash flow hedges, net of tax	4.9	—	4.9
Pension and OPEB adjustments, net of tax	3.3	—	3.3
Total comprehensive income	(27.1)	14.8	(12.3)
Acquisition/divestiture of noncontrolling interests	—	—	—
Dividends to noncontrolling interests	—	(5.2)	(5.2)
Distribution/contribution to/from Parent Company	(47.7)	—	(47.7)
Balance at September 30, 2013	$1,268.4	$32.6	$1,301.0
The components of Equity for the nine months ended September 30, 2012 were as follows:

In millions	Parent company's net investment	Noncontrolling interests	Total equity
Balance at December 31, 2011	$1,413.8	$22.0	$1,435.8
Net earnings	160.9	3.9	164.8
Currency translation	19.9	0.2	20.1
Change in value of marketable securities and derivatives qualifying as cash flow hedges, net of tax	3.7	—	3.7
Pension and OPEB adjustments, net of tax	15.0	—	15.0
Total comprehensive income	199.5	4.1	203.6
Dividends to noncontrolling interests	—	(2.9)	(2.9)
Distribution/contribution to/from Parent Company	(238.8)	—	(238.8)
Balance at September 30, 2012	$1,374.5	$23.2	$1,397.7
Other Comprehensive Income (Loss)
The changes in Accumulated other comprehensive income (loss) for the nine months ended September 30, 2013 are as follows:

In millions	Cash flow hedges and marketable securities	Pension and OPEB Items	Foreign Currency Items	Total
December 31, 2012	$10.9	$(95.7)	$77.1	$(7.7)
Other comprehensive income before reclassifications	5.8	0.2	(56.9)	(50.9)
Amounts reclassified from accumulated other comprehensive income	(0.9)	3.1	—	2.2
Tax (expense) benefit	—	—	—	—
September 30, 2013	$15.8	$(92.4)	$20.2	$(56.4)

The reclassifications out of Accumulated other comprehensive income (loss) for the nine months ended September 30, 2013 were as follows:

In millions	Amount Reclassified from Accumulated Other Comprehensive Income	Statement of Comprehensive Income Line Item
Reclasses below represent (Income) loss to the Statement of Comprehensive Income

Gains and losses on cash flow hedges:
Foreign exchange contracts	$(0.9)	Cost of goods sold
	(0.9)	Earnings before income taxes
	0.2	Provision for income taxes
	(0.7)

Defined benefit pension items:
Amortization of:
Prior-service (gains) costs	$(1.3)	(a)
Actuarial (gains) losses	4.4	(a)
	3.1	Earnings before income taxes
	—	Provision for income taxes
	3.1

Total reclassifications for the period	$2.4
(a) These accumulated other comprehensive income components are included in the computation of net periodic pension cost and net periodic postretirement benefit cost (see Note 9 for additional details).
NOTE 12 – SHARE-BASED COMPENSATION
As of September 30, 2013 , all share-based compensation awards held by employees of the Company were granted by Ingersoll Rand, under various Ingersoll Rand sponsored plans. The Company records share-based compensation awards using a fair value method and recognizes compensation expense for an amount equal to the fair value of the share-based payment issued in its financial statements. Ingersoll Rand’s share-based compensation plans include programs for stock options, restricted stock units (“RSUs”), performance share units (“PSUs”), and deferred compensation.
Compensation Expense
Share-based compensation expense relates to continuing operations and is included in Selling and administrative expenses. The expenses recognized for the nine months ended September 30 were as follows:

In millions	2013	2012
Stock options	$1.4	$1.4
RSUs	2.1	2.0
PSUs	0.9	1.0
Deferred compensation	1.2	0.4
Pre-tax expense	5.6	4.8
Tax benefit	(2.1)	(1.8)
After-tax expense	$3.5	$3.0

Stock Options/RSUs
Eligible participants may receive (i) stock options, (ii) RSUs or (iii) a combination of both stock options and RSUs. Grants during the nine months ended September 30 were as follows:

	2013		2012
	Number granted	Weighted- average fair value per award	Number granted	Weighted- average fair value per award
Stock options	123,200	$16.50	144,051	$13.67
RSUs	50,197	$52.60	68,429	$40.70
The fair value of each stock option and RSU award is expensed on a straight-line basis over the required service period, which is generally the 3-year vesting period. However, for stock options and RSUs granted to retirement eligible employees, the Company recognizes expense for the fair value at the grant date.
The average fair value of the stock options granted is determined using the Black-Scholes option-pricing model. The following assumptions were used during the nine months ended September 30 :

	2013	2012
Dividend yield	1.60%	1.33%
Volatility	42.14%	43.62%
Risk-free rate of return	0.85%	0.92%
Expected life	5.06 years	5.14 years
Expected volatility is based on the historical volatility from traded options on Ingersoll Rand’s stock. The risk-free rate of return is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the award is granted with a maturity equal to the expected term of the award. Historical data is used to estimate forfeitures within the valuation model. The expected life of the stock option awards is derived from historical experience and represents the period of time that awards are expected to be outstanding.
PSUs
Ingersoll Rand has a Performance Share Program (“PSP”) for key employees. The program provides awards in the form of PSUs based on performance against pre-established objectives. The annual target award level is expressed as a number of Ingersoll Rand’s ordinary shares. All PSUs are settled in the form of ordinary shares unless deferred. During the nine months ended September 30, 2013 , the Company granted PSUs with a maximum award level of approximately 30 thousand shares.
In 2011, Ingersoll Rand’s Compensation Committee approved certain changes to the PSP to be implemented beginning with the 2012 grant year. Under these changes, PSU awards are earned based 50% upon a performance condition, measured at each reporting period by relative EPS growth to the industrial group of companies in the S&P 500 Index and the fair market value of Ingersoll Rand’s stock on the date of grant, and 50% upon a market condition, measured by Ingersoll Rand’s relative total shareholder return (TSR) as compared to the TSR of the industrial group of companies in the S&P 500 Index over the three-year performance period. The fair value of the market condition is estimated using a Monte Carlo Simulation approach in a risk-neutral framework based upon historical volatility, risk-free rates and correlation matrix.
Deferred Compensation
Ingersoll Rand allows key employees to defer a portion of their eligible compensation into a number of investment choices, including its ordinary share equivalents. Any amounts invested in ordinary share equivalents will be settled in ordinary shares of Ingersoll Rand at the time of distribution.

NOTE 13 – RESTRUCTURING ACTIVITIES
Restructuring charges recorded during the nine months ended September 30 were as follows:

In millions	2013	2012
Americas	$0.1	$1.7
EMEIA	5.5	6.1
Asia Pacific	—	—
Total	$5.6	$7.8
Cost of goods sold	$2.9	$3.4
Selling and administrative expenses	2.7	4.4
Total	$5.6	$7.8
The changes in the restructuring reserve during the nine months ended September 30, 2013 were as follows:

In millions	Americas	EMEIA	Asia Pacific	Total
December 31, 2012	$—	$3.0	$—	$3.0
Additions, net of reversals	0.1	5.5	—	5.6
Cash and non-cash uses	(0.1)	(3.6)	—	(3.7)
Currency translation	—	—	—	—
September 30, 2013	$—	$4.9	$—	$4.9
During the nine months ended September 30, 2013 and 2012 , the Company incurred costs of $5.6 million and $7.8 million , respectively, associated with restructuring actions. The 2013 charges primarily represent termination benefits to improve the Company’s cost structure. The 2012 actions included workforce reductions, as well as the consolidation of production facilities, in an effort to increase efficiencies across multiple lines of business. As of September 30, 2013 , the Company had $4.9 million accrued for costs associated with its ongoing restructuring actions, of which a majority is expected to be paid within one year.
NOTE 14 – OTHER, NET
The components of Other, net for the nine months ended September 30 were as follows:

In millions	2013	2012
Interest income	$0.1	$(0.1)
Exchange gain (loss)	(6.9)	(2.4)
Other	(0.1)	(0.1)
Other, net	$(6.9)	$(2.6)
Included within Exchange gain (loss) for the nine months ended September 30, 2013 is a $6.2 million realized foreign currency loss related to the devaluation of the Venezuelan Bolivar from the preexisting exchange rate of 4.29 Bolivars to the U.S. dollar to 6.3 Bolivars to the U.S. dollar.
NOTE 15 – INCOME TAXES
The subsidiaries of the Company have historically been included in the Ingersoll Rand income tax returns in certain taxing jurisdictions. In preparing its combined financial statements the Company has determined the tax provision for those operations on a separate return basis.
The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by the Company. In addition, tax authorities periodically review income tax returns filed by the Company and can raise issues regarding its filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Canada, China, Italy, Mexico and the United States. In general, the examination of the material tax returns of subsidiaries of the Company is complete for the years prior to 2001, with certain matters being resolved through appeals and litigation.
The Company believes that it has adequately provided for any reasonably foreseeable resolution of any tax disputes, but will adjust its reserves if events so dictate in accordance with GAAP. To the extent that the ultimate results differ from the original or adjusted estimates of the Company, the effect will be recorded in the Provision for income taxes.
Total unrecognized tax benefits as of September 30, 2013 and December 31, 2012 were $ 62.1 million and $63.6 million , respectively.
NOTE 16 – COMMITMENTS AND CONTINGENCIES
The Company is involved in various litigations, claims and administrative proceedings, including those related to environmental and product warranty matters. Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available. Subject to the uncertainties inherent in estimating future costs for contingent liabilities, except as expressly set forth in this note, management believes that any liability which may result from these legal matters would not have a material adverse effect on the financial condition, results of operations, liquidity or cash flows of the Company.
Environmental Matters
The Company continues to be dedicated to an environmental program to reduce the utilization and generation of hazardous materials during the manufacturing process and to remediate identified environmental concerns. As to the latter, the Company is currently engaged in site investigations and remediation activities to address environmental cleanup from past operations at current and former production facilities.
The Company is sometimes a party to environmental lawsuits and claims and has received notices of potential violations of environmental laws and regulations from the Environmental Protection Agency and similar state authorities. It has also been identified as a potentially responsible party (“PRP”) for cleanup costs associated with off-site waste disposal at federal Superfund and state remediation sites. For all such sites, there are other PRPs and, in most instances, the Company’s involvement is minimal.
In estimating its liability, the Company has assumed it will not bear the entire cost of remediation of any site to the exclusion of other PRPs who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account, based on our understanding of the parties’ financial condition and probable contributions on a per site basis. Additional lawsuits and claims involving environmental matters are likely to arise from time to time in the future.
During the nine months ended September 30, 2013 and 2012 , the Company incurred $ 3.0 million and $ 1.9 million , respectively, of expenses for environmental remediation at sites presently or formerly owned or leased by us. As of September 30, 2013 and December 31, 2012 , the Company has total recorded reserves for environmental matters of $ 10.6 million and $ 11.8 million , respectively. Of these amounts, $ 2.7 million and $ 2.5 million relate to remediation of sites previously disposed by the Company. Environmental reserves are classified as Accrued expenses and other current liabilities or Other noncurrent liabilities based on their expected term. The Company’s total current environmental reserve at September 30, 2013 and December 31, 2012 was $ 0.3 million and $ 2.3 million , respectively. Given the evolving nature of environmental laws, regulations and technology, the ultimate cost of future compliance is uncertain.
Other
Standard product warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience. The Company assesses the adequacy of its liabilities and will make adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.

The changes in the standard product warranty liability for the nine months ended September 30 were as follows:

In millions	2013	2012
Balance at beginning of period	$9.6	$9.1
Reductions for payments	(4.4)	(3.3)
Accruals for warranties issued during the current period	3.5	3.6
Changes to accruals related to preexisting warranties	0.2	—
Translation	—	0.1
Balance at end of period	$8.9	$9.5
Standard product warranty liabilities are classified as Accrued expenses and other current liabilities.
NOTE 17 – BUSINESS SEGMENT INFORMATION
The Company classifies its businesses into the following three reportable segments primarily based on the geography in which it operates: Americas, EMEIA and Asia Pacific.
Segment operating income is the measure of profit and loss that the Company’s chief operating decision maker uses to evaluate the financial performance of the business and as the basis for resource allocation, performance reviews, and compensation. For these reasons, the Company believes that Segment operating income represents the most relevant measure of segment profit and loss. The Company’s chief operating decision maker may exclude certain charges or gains, such as corporate charges and other special charges, from Operating income to arrive at a Segment operating income that is a more meaningful measure of profit and loss upon which to base its operating decisions. The Company defines Segment operating margin as Segment operating income as a percentage of Net revenues.
Effective January 1, 2013, a product line was transferred from the Asia Pacific segment to the Americas segment. This transfer is reflected in the historical segment results for each of the fiscal years in the three-year period ended December 31, 2012. Also, within the Interim Condensed Combined Financial Statements for the nine months ended September 30, 2013 , goodwill was reclassified from the Asia Pacific segment to the Americas segment.
A summary of operations by reportable segment for the nine months ended September 30 was as follows:

In millions	2013	2012
Net revenues
Americas	1,154.2	1,107.2
EMEIA	303.0	311.8
Asia Pacific	85.7	81.4
Total	$1,542.9	$1,500.4
Segment operating income
Americas	302.8	282.7
EMEIA (a)	(13.2)	—
Asia Pacific (b)	18.7	2.5
Total	$308.3	$285.2
Reconciliation to Operating income
Asset impairment (a)	(137.6)	—
Unallocated corporate expense	(24.7)	(16.0)
Operating income	$146.0	$269.2
(a) During the nine months ended September 30, 2013, the Company recorded a non-cash pre-tax goodwill impairment charge of $137.6 million. This amount has been excluded from Segment operating income of the EMEIA segment as management excludes these charges from Operating income when making operating decisions about the business.
(b) Results for the nine months ended September 30, 2013, include a $21.5 million gain on a property sale in China.

ANNEX A
Relevant Territories as of October 25, 2013

Albania                Armenia
Australia
Austria
Bahrain
Belarus
Belgium
Bosnia & Herzegovina
Bulgaria
Canada
Chile
China
Croatia
Cyprus
Czech Republic
Denmark
Egypt
Estonia
Finland
France
Georgia
Germany
Greece
Hong Kong
Hungary
Iceland
India
Israel
Italy
Japan
Korea (Rep. of)
Kuwait
Latvia
Lithuania
Luxembourg

Macedonia
Malaysia
Malta
Mexico
Moldova
Montenegro
Morocco
Netherlands
New Zealand
Norway
Pakistan
Panama
Poland
Portugal
Qatar
Romania
Russia
Saudi Arabia
Serbia
Singapore
Slovak Republic
Slovenia
South Africa
Spain
Sweden
Switzerland
Turkey
Ukraine
United Arab Emirates
United Kingdom
United States of America
Uzbekistan
Vietnam
Zambia

Annex A